As filed with the Securities and Exchange Commission on September 23, 2008
Registration No. 333-153205
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BROCADE COMMUNICATIONS SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3577	77-0409517
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1745 Technology Drive
San Jose, CA 95110
(408) 333-8000

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Tyler Wall, Esq.
Vice President and General Counsel
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-8000

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Nancy H. Wojtas Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000	Cliff Moore, Esq. Vice President and General Counsel Foundry Networks, Inc. 4980 Great America Parkway Santa Clara, CA 95054 (408) 207-1700	Steven J. Tonsfeldt Heller Ehrman LLP 275 Middlefield Road Menlo Park, CA 94025 (650) 324-7000

Approximate date of commencement of proposed sale to the public:  Upon completion of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. BROCADE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2008

MERGER PROPOSAL — YOUR VOTE IS IMPORTANT

To the Stockholders of Foundry Networks, Inc.:

Foundry Networks, Inc. and Brocade Communications Systems, Inc. have entered into a merger agreement for Brocade to acquire Foundry. In the proposed transaction, a wholly-owned subsidiary of Brocade will merge with and into Foundry, with Foundry continuing after the merger as the surviving corporation and a wholly-owned subsidiary of Brocade.

In the proposed merger, Foundry stockholders will be entitled to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock for each share of Foundry common stock they own as of the effective time of the merger, subject to adjustment for stock splits, stock dividends and similar events. Brocade common stock is traded on the NASDAQ Global Select Market under the trading symbol “BRCD” and Foundry common stock is traded on the NASDAQ Global Select Market under the trading symbol “FDRY.” On September 22, 2008, Brocade common stock closed at $6.30 per share and Foundry common stock closed at $18.12 per share.

The merger cannot be completed unless Foundry stockholders adopt the merger agreement at a special meeting of Foundry stockholders. More detailed information about Brocade, Foundry, the proposed merger and the special meeting of stockholders is contained in this proxy statement/prospectus. We encourage you to read this proxy statement/prospectus carefully and in its entirety before voting, including the section entitled “Risk Factors” beginning on page 24 of this proxy statement/prospectus.

The Foundry board of directors has unanimously determined that the merger and the merger agreement are advisable and fair to, and in the best interests of, Foundry and its stockholders, has unanimously approved the merger agreement and unanimously recommends that Foundry stockholders vote “FOR” adoption of the merger agreement.

The date, time and place of the special meeting of stockholders is as follows:

October 24, 2008
10:00 a.m. local time
Hilton Santa Clara Hotel
4949 Great America Parkway
Santa Clara, California 95054

Your vote is very important.  Whether or not you plan to attend the special meeting of Foundry stockholders, please take the time to vote by completing and mailing to us the enclosed proxy card or grant your proxy by telephone or through the Internet. You may also cast your vote in person at the special meeting. If your shares are held in “street name,” you must instruct your broker, bank or other nominee in order to vote. Failing to vote at the Foundry special meeting, in person or by proxy, will have the effect of a vote against the adoption of the merger agreement.

Sincerely,

/s/  Bobby R. Johnson, Jr.
Bobby R. Johnson, Jr.
Chief Executive Officer
Foundry Networks, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES OF BROCADE TO BE ISSUED PURSUANT TO THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated September 25, 2008 and is first being mailed to stockholders of Foundry on or about September 25, 2008.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Brocade and Foundry from documents that Brocade and Foundry have filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus through the SEC website at http://www.sec.gov or by submitting an oral or written request to:

FOUNDRY NETWORKS, INC.	BROCADE COMMUNICATIONS SYSTEMS, INC.
4980 Great America Parkway	1745 Technology Drive
Santa Clara, CA 95054	San Jose, CA 95110
Attention: Investor Relations	Attention: Investor Relations
Telephone: (408) 207-1399	Telephone: (408) 333-6758

PLEASE REQUEST DOCUMENTS FROM FOUNDRY OR BROCADE NO LATER THAN OCTOBER 17, 2008 TO RECEIVE THEM BEFORE THE MEETING. UPON REQUEST, FOUNDRY OR BROCADE WILL MAIL ANY DOCUMENTS TO YOU BY FIRST CLASS MAIL PROMPTLY.

In addition, you may obtain copies of this information from Foundry’s website, http://www.foundrynet.com, or by sending an email to ir@foundrynet.com, or from Brocade’s website, http://www.brocade.com, or by sending an email to investor-relations@brocade.com. Information contained on Brocade’s or Foundry’s website does not constitute part of this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus for more information about the documents incorporated by reference into this proxy statement/prospectus.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus in deciding how to vote on each of the proposals. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated September 25, 2008. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Brocade and Falcon Acquisition Sub, Inc. has been provided by Brocade and information contained in this proxy statement/prospectus regarding Foundry has been provided by Foundry.

VOTING ELECTRONICALLY OR BY TELEPHONE

Stockholders of record of Foundry common stock at the close of business on September 18, 2008, the record date for the special meeting of stockholders, may submit their proxies:

•	through the Internet by visiting a website established for that purpose at www.investorvote.com/FDRY and following the instructions; or

•	by telephone by calling the toll-free number 1-800-652-8683 in the United States, Puerto Rico or Canada on a touch-tone phone and following the recorded instructions.

To vote via the telephone or Internet, please have in front of you either your proxy card, or if you have consented to receive your materials electronically, your email notification advising that materials are available online. A phone number and an Internet website address are contained on each of the documents. Upon entering either the phone number or the Internet website address, you will be instructed on how to proceed.

If a Foundry stockholder holds shares registered in the name of a broker, bank or other nominee, that broker, bank or other nominee will enclose or provide a voting instruction card for use in directing that broker, bank or other nominee how to vote those shares.

4980 Great America Parkway
Santa Clara, CA 95054
(408) 207-1700

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held October 24, 2008

Dear Stockholders of Foundry Networks, Inc.:

You are cordially invited to a special meeting of stockholders of Foundry Networks, Inc., which we refer to as “Foundry,” at the Hilton Santa Clara Hotel located at 4949 Great America Parkway, Santa Clara, California 95054, on October 24, 2008, at 10:00 a.m. local time. Only stockholders who hold shares of Foundry common stock at the close of business on September 18, 2008, the record date for the special meeting, are entitled to vote at the special meeting and any adjournments or postponements of the special meeting.

At the special meeting, you will be asked to consider and vote upon and approve the following proposals:

1. Adoption of the Agreement and Plan of Merger, dated as of July 21, 2008, among Brocade Communications Systems, Inc., which we refer to as “Brocade,” Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Brocade, and Foundry.

2. Approval of a resolution to adjourn the special meeting to permit further solicitation of proxies if there are not sufficient votes at the special meeting to approve the first proposal described above.

3. Transaction of such other business as may properly come before the special meeting or any adjournment or postponement thereof.

No other business will be conducted at the special meeting. The proposals are described more fully in this proxy statement/prospectus. Please give your careful attention to all of the information in this proxy statement/prospectus.

The adoption of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of Foundry common stock. Pursuant to voting agreements entered into between Brocade and the directors of Foundry in connection with the merger, the directors of Foundry have agreed to vote their shares of Foundry common stock “FOR” adoption of the merger agreement. In addition, as of September 18, 2008, the record date for the special meeting, the directors of Foundry collectively owned an aggregate of 11,019,223 million shares of Foundry common stock entitled to vote at the special meeting, which represents approximately 7.4% of the outstanding shares of Foundry common stock entitled to vote at the special meeting. In addition to the shares of Foundry common stock that are subject to the voting agreements, as of the record date for the special meeting, Brocade owned and was entitled to vote an aggregate of 5,929,938 shares of Foundry common stock, or approximately 3.97% of the total outstanding shares of Foundry common stock as of the record date. Brocade acquired all of its shares of Foundry common stock in the open market following the announcement of the merger, and intends to vote them “FOR” adoption of the merger agreement and “FOR” adjournment of the Foundry special meeting, if necessary.

The Foundry board of directors has unanimously determined that the merger and the merger agreement are advisable and fair to, and in the best interests of, Foundry and its stockholders, has unanimously approved the merger and the merger agreement and unanimously recommends that the stockholders of Foundry vote “FOR” adoption of the merger agreement and “FOR” adjournment of the Foundry special meeting, if necessary.

This proxy statement/prospectus contains detailed information about Foundry, Brocade, and the proposed merger. We urge you to read this proxy statement/prospectus carefully and in its entirety. In particular, see the section entitled “Risk Factors” beginning on page 24 of this proxy statement/prospectus for a discussion of the risks related to the merger and owning Brocade common stock. For specific instructions on how to vote your shares, please refer to the section entitled “The Special Meeting of Foundry Stockholders” beginning on page 61 of this proxy statement/prospectus.

Whether or not you plan to attend the special meeting, please vote as soon as possible so that your shares are represented at the meeting. If you do not vote, it will have the same effect as a vote against the proposals to adopt the merger agreement and the adjournment of the special meeting, if necessary. Only stockholders of record at the close of business on September 18, 2008 are entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. To vote your shares, please complete and return the enclosed proxy card to us or grant your proxy by telephone or through the Internet. You may also cast your vote in person at the special meeting.

By Order of the Board of Directors,

/s/  Daniel W. Fairfax

Daniel W. Fairfax
Vice President, Finance and Administration,
Chief Financial Officer and Principal
Accounting Officer

Santa Clara, California
September 25, 2008

ii

QUESTIONS AND ANSWERS REGARDING THE MERGER

The following are some questions that you, as a stockholder of Foundry, may have regarding the merger and the special meeting of Foundry stockholders and brief answers to such questions. Brocade and Foundry urge you to read carefully the entirety of this proxy statement/prospectus because the information in this section does not provide all the information that may be important to you with respect to the merger or the adoption of the merger agreement. Additional information is also contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Brocade has agreed to acquire Foundry under the terms of an Agreement and Plan of Merger, dated as of July 21, 2008, among Foundry Networks, Inc., Brocade Communications Systems, Inc. and Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Brocade. We refer to the Agreement and Plan of Merger as the merger agreement in this proxy statement/prospectus. Please see “Agreements Related to the Merger — The Merger Agreement” beginning on page 95 of this proxy statement/prospectus for a description of the material terms of the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

To complete the merger, Foundry stockholders must adopt the merger agreement, and all other conditions to the completion of the merger must be satisfied or waived. Foundry will hold a special meeting of its stockholders to seek the adoption of the merger agreement.

This proxy statement/prospectus contains or incorporates by reference important information about both Brocade and Foundry, the merger, the merger agreement and the special meeting of the stockholders of Foundry. You should read this proxy statement/prospectus carefully.

If you are a stockholder of Foundry, your vote is very important. We encourage you to vote as soon as possible. The enclosed voting materials allow you to vote your Foundry shares without attending the Foundry special meeting. For more specific information on how to vote, please see the questions and answers below and the section entitled “The Special Meeting of Foundry Stockholders — How You Can Vote” beginning on page 62 of this proxy statement/prospectus.

Q:	What will happen in the merger?

A:	Pursuant to the terms of the merger agreement, Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Brocade, will merge with and into Foundry, and Foundry will survive the merger and continue as a wholly-owned subsidiary of Brocade.

At the effective time of the merger, each outstanding share of Foundry common stock will be converted into the right to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock, par value $0.001 per share, subject to adjustment for stock splits, stock dividends and similar events. In lieu of any fractional share of Brocade common stock resulting from the exchange, each Foundry stockholder will be entitled to receive an amount of cash equal to the value of the fractional share remaining after aggregating all of the shares of Brocade common stock issuable to such stockholder pursuant to the merger.

Certain outstanding Foundry stock options and restricted stock units to be identified by Brocade prior to the effective time of the merger will vest in full and be cashed out at the effective time of the merger based on the cash equivalent of the per-share merger consideration derived from a formula set forth in the merger agreement. All other outstanding Foundry stock options and restricted stock units will, at the effective time of the merger and subject to applicable withholding requirements, be assumed by Brocade or replaced with reasonably equivalent Brocade equity awards based on an exchange ratio derived from the per-share merger consideration as more fully set forth in the merger agreement.

Q:	What stockholder approval is required to complete the merger?

A:	To adopt the merger agreement and complete the merger, a majority of the outstanding shares of Foundry common stock entitled to vote at the special meeting must vote “FOR” adoption of the merger agreement.

Q:	When do you expect the merger to be completed?

A:	Brocade and Foundry are working to complete the merger in the fourth quarter of calendar year 2008. However, it is possible that factors outside of the control of Brocade and Foundry could require them to complete the merger at a later time or not complete it at all.

Q:	Where can I find more information about Brocade and Foundry?

A:	You can find more information about Brocade and Foundry from reading this proxy statement/prospectus and the various sources described in this proxy statement/prospectus under the section entitled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus.

Q:	What percentage of Brocade capital stock will former stockholders of Foundry own after the merger?

A:	Following the merger, the former stockholders of Foundry will own approximately 3.51% of the shares of outstanding capital stock of Brocade. The foregoing calculation is based on 371,859,224 shares of Brocade common stock outstanding as of September 18, 2008 and 149,286,926 shares of Foundry common stock outstanding as of September 18, 2008 and does not include the effect of outstanding options, restricted stock units or other stock-based awards to purchase Brocade or Foundry common stock.

Q:	Will Brocade stockholders be required to vote regarding the merger?

A:	No. A vote by Brocade stockholders is not required to complete the merger, and the approval of Brocade stockholders is not being solicited. Therefore, a copy of this proxy statement/prospectus is not being delivered to Brocade stockholders.

Q:	Will Brocade stockholders receive any shares as a result of the merger?

A:	No. Brocade stockholders will continue to hold the Brocade shares they currently own.

Q:	Who can help answer my questions about the merger?

A:	If you have questions about the merger, you should contact:

The Altman Group, Inc.
1200 Wall Street West, 3rd Floor
Lyndhurst, NJ 07071
Telephone: 1-866-721-1399
email: foundryinfo@altmangroup.com

QUESTIONS AND ANSWERS REGARDING THE SPECIAL MEETING OF
FOUNDRY STOCKHOLDERS

Q:	What do I need to do now?

A:	If you are a Foundry stockholder, after you carefully read this proxy statement/prospectus, mail your signed proxy card in the enclosed return envelope, or submit your proxy by telephone or on the Internet in accordance with the instructions on the proxy card. In order to assure that your vote is recorded, please vote your proxy as soon as possible even if you currently plan to attend the meeting in person. If you own your shares in “street name” through a broker, bank or other nominee, you must instruct your broker, bank or other nominee how to vote your shares using the enclosed voting instruction card. Internet and telephone voting is available in accordance with the instructions on the voting instruction card.

Q:	Why is my vote important?

A:	If you do not return your proxy card or submit your proxy by telephone or through the Internet or vote in person at the special meeting, your failure to vote will have the same effect as a vote against adoption of the merger agreement.

Q:	How do I instruct my broker, bank or other nominee to vote in connection with the adoption of the merger agreement?

A:	If your shares are held by a broker, bank or other nominee, you must follow the instructions on the form you receive from your broker, bank or other nominee in order for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote at the special meeting, you must request a legal proxy from the bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the special meeting to vote your shares. Based on the instructions provided by the broker, bank or other nominee, “street name” stockholders may generally vote by mail, by methods listed on the voting instruction card or in person with a proxy from the record holder.

Q:	If my shares are held in “street name,” will my broker, bank or other nominee vote my shares for me?

A:	If you do not provide your broker, bank or other nominee with instructions on how to vote your “street name” shares, your broker, bank or other nominee will not be permitted to vote them for the adoption of the merger agreement.

Q:	If my shares are held in “street name,” what if I fail to instruct my broker, bank or other nominee?

A:	If you fail to instruct your broker, bank or other nominee to vote your shares and the broker, bank or other nominee submits an unvoted proxy, the resulting “broker non-votes” will be counted toward a quorum at the respective special meeting, but they will not be voted and they will have the consequences set forth above under “Why is my vote important?”

Q:	Can I change my vote after I have mailed my proxy card?

A:	You can change your vote at any time before your proxy card is voted at the Foundry special meeting. You can do this in one of four ways:

• delivering a valid, later-dated proxy by mail, or a later-dated proxy by telephone or Internet;

• delivering a signed written notice to Foundry’s Secretary before the meeting that you have revoked your proxy;

• voting at a later date by telephone or by using the Internet; or

• voting by ballot at the Foundry special meeting.

Your attendance at the special meeting alone will not revoke your proxy.

If you have instructed a broker, bank or other nominee to vote your shares by executing a voting instruction card or by using the telephone or Internet, you must follow directions from your broker, bank or other nominee to change those instructions.

Q:	Should I send in my stock certificates now?

A:	No. If Foundry stockholders approve adoption of the merger agreement, after the merger is completed, Brocade’s exchange agent will send Foundry stockholders written instructions for exchanging their stock certificates.

Q:	Who is paying for this proxy solicitation?

A:	Brocade and Foundry will share equally the expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus. Foundry will be responsible for any fees incurred in connection with the solicitation of proxies for the Foundry special meeting. Foundry may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy and solicitation materials to beneficial owners.

Q:	What will I receive upon completion of the merger?

A:	If the merger is completed, you will be entitled to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock for each share of Foundry common stock that you hold, subject to adjustment for stock splits, stock dividends and similar events. In lieu of any fractional share of Brocade common stock resulting from the exchange, each Foundry stockholder will also be entitled to receive an amount of cash equal to the value of the fractional share remaining after aggregating all of the shares of Brocade common stock issuable to such stockholder pursuant to the merger.

Q:	What will happen to my stock options and restricted stock units?

A:	Certain outstanding Foundry stock options and restricted stock units to be identified by Brocade prior to the effective time of the merger will vest in full and be cashed out at the effective time of the merger based on the cash equivalent of the per-share merger consideration derived from a formula set forth in the merger agreement, and subject to applicable withholding requirements. All other outstanding Foundry stock options and restricted stock units will, at the effective time of the merger, be assumed by Brocade or replaced with reasonably equivalent Brocade equity awards based on an exchange ratio derived from the per-share merger consideration as more fully set forth in the merger agreement.

Q:	How will the merger affect my participation in the Foundry employee stock purchase plan?

A:	Prior to the effective time of the merger, Brocade will elect to either convert rights to purchase Foundry common stock under the Foundry employee stock purchase plan, or Foundry ESPP, into rights to purchase shares of Brocade common stock or else cause the Foundry ESPP to be terminated prior to the effective time of the merger. Brocade may make different elections regarding the Foundry ESPP as it applies to participants in the United States and in foreign jurisdictions.

If Brocade elects to convert the Foundry ESPP rights into rights to purchase Brocade common stock, the Foundry ESPP rights will be assumed by Brocade or replaced with reasonably equivalent rights to purchase Brocade common stock based on an exchange ratio derived from the per-share merger consideration set forth in the merger agreement.

If Brocade elects to cause the Foundry ESPP to be terminated prior to the effective time of the merger, Foundry will apply the funds credited under the Foundry ESPP within each participant’s payroll withholding account to the purchase of Foundry common stock in accordance with the terms of the Foundry ESPP and such shares of Foundry common stock will be exchanged in the merger for the same per-share merger consideration as other shares of Foundry common stock.

Q:	What will happen to my restricted stock?

A:	Each share of Foundry restricted common stock that is outstanding at the effective time of the merger and is unvested or subject to a risk of forfeiture, a repurchase option or other condition pursuant to an applicable restricted stock purchase agreement or other agreement with Foundry will be exchanged into the right to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock, subject to adjustment for stock splits, stock dividends and similar events. However, unless otherwise provided under an applicable stock purchase agreement or other agreement with Foundry, the cash and shares of Brocade common stock to be received in exchange for such shares of Foundry restricted common stock will remain unvested and continue to be subject to the same repurchase option, risk of forfeiture or other conditions. Such cash and shares of Brocade common stock will be held by Brocade until the repurchase option, risk of forfeiture or other condition lapses or otherwise terminates.

Q:	What are the material federal income tax consequences of the merger to Foundry stockholders?

A:	We expect that the merger will be a fully taxable transaction for U.S. federal income tax purposes. Accordingly, each Foundry stockholder will generally recognize gain or loss as a result of the merger equal to the difference between the amount of cash and the fair market value of Brocade common stock received by the stockholder in the merger and the stockholders’ adjusted tax basis in the Foundry common stock surrendered in the merger. Generally, if a stockholder has held the shares for more than one year, any gain will be characterized as long-term capital gain. The deductibility of capital losses is subject to limitations.

For more information concerning the U.S. federal income tax consequences of the merger, please see the section entitled “Proposal No. 1 — The Merger — Material United States Federal Income Tax Consequences of the Merger” beginning on page 91 of this proxy statement/prospectus.

Tax matters are very complicated and the consequences of the merger to any particular Foundry stockholder will depend on that stockholder’s particular facts and circumstances. Foundry stockholders are strongly urged to consult their own tax advisors to determine their own tax consequences from the merger.

Q:	Am I entitled to appraisal rights?

A:	Under Delaware law, Foundry stockholders who timely submit a written demand for appraisal of their shares and who perfect their appraisal rights by complying with the other applicable statutory procedures will be entitled to be paid the fair value of their shares of Foundry common stock in connection with the merger in accordance with Delaware law. Please see the section entitled “Proposal No. 1 — The Merger — Appraisal Rights” beginning on page 88 of this proxy statement/prospectus.

Q:	When and where is the Foundry special meeting?

A:	The special meeting of Foundry stockholders will begin promptly at 10:00 a.m., local time, on October 24, 2008, at the Hilton Santa Clara Hotel, located at 4949 Great America Parkway, Santa Clara, California 95054. Check-in will begin at 9:00 a.m. Please allow ample time for the check-in procedures.

Q:	Where will my shares of Brocade common stock be listed?

A:	Brocade will apply to have the shares of Brocade common stock that will be issued to the Foundry stockholders pursuant to the merger approved for listing on the NASDAQ Global Select Market. Brocade common stock currently trades on the NASDAQ Global Select Market under the symbol “BRCD.”

Q:	Can I attend the Foundry special meeting?

A:	You are entitled to attend the special meeting only if you were a Foundry stockholder as of the close of business on September 18, 2008, the record date for the Foundry special meeting, or you hold a valid proxy for the special meeting. You should be prepared to present valid government-issued photo identification for admittance. In addition, if you are a record holder, your name will be verified against the list of record holders on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker, bank or other nominee (i.e., in “street name”), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to September 18, 2008, or other similar evidence of ownership. If you do not provide valid government-issued photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the special meeting.

Q:	How does the Foundry board of directors recommend that I vote?

A:	After careful consideration, the Foundry board of directors unanimously recommends that Foundry stockholders vote “FOR” adoption of the merger agreement and “FOR” adjournment of the Foundry special meeting, if necessary. For a description of the reasons underlying the recommendation of the Foundry board of directors, see the section entitled “Proposal No. 1 — The Merger — Consideration of the Merger by the Foundry Board of Directors” beginning on page 72 of this proxy statement/prospectus.

Q:	What is the vote of Foundry stockholders required to adopt the merger agreement?

A:	The affirmative vote of a majority of the outstanding shares of Foundry common stock entitled to vote at the special meeting is required to adopt the merger agreement. Pursuant to voting agreements entered into in connection with the merger, the directors of Foundry have agreed to vote their shares of Foundry common stock in favor of adoption of the merger agreement. As of the record date for the Foundry special meeting, the directors of Foundry collectively owned an aggregate of 11,019,223 million shares of Foundry common stock entitled to vote at the special meeting, or approximately 7.4% of the total outstanding shares of Foundry common stock entitled to vote at the special meeting. In addition to the shares of Foundry common stock that are subject to the voting agreements, as of the record date for the special meeting, Brocade owned and was entitled to vote an aggregate of 5,929,938 shares of Foundry common stock, or approximately 3.97% of the total outstanding shares of Foundry common stock as of the record date. Brocade acquired its shares of Foundry common stock in the open market following the announcement of the merger and intends to vote them “FOR” adoption of the merger agreement and “FOR” adjournment of the Foundry special meeting, if necessary.

Q:	How can I vote?

A:	Registered stockholders of Foundry as of the record date may vote in person at the special meeting or by one of the following methods:

• complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

• call the toll-free telephone number on the proxy card and follow the recorded instructions; or

• visit an Internet website established for that purpose at www.investorvote.com/FDRY and following the instructions.

Stockholders who hold shares of Foundry common stock in “street name” may vote by following the instructions provided by their broker, bank or other nominee, including by one of the following methods:

• complete, sign, date and return your voting instruction card in the enclosed pre-addressed envelope;

• other methods listed on your voting instruction card or other information forwarded by your bank, broker or other nominee regarding whether you may vote by telephone or electronically on the Internet; or

• in person at the special meeting with a legal proxy from your bank, broker or other nominee. Please consult the voting instruction card sent to you by your bank, broker or other nominee to determine how to obtain a legal proxy in order to vote in person at the special meeting.

For a more detailed explanation of the voting procedures, please see the section entitled “The Special Meeting of Foundry Stockholders — How You Can Vote” beginning on page 62 of this proxy statement/prospectus.

Q:	What happens if I do not indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” adoption of the merger agreement and “FOR” adjournment of the Foundry special meeting, if necessary.

Q:	Who can help answer my questions?

A:	If you would like additional copies of this proxy statement/prospectus, or if you have questions about the merger, including the procedures for voting your shares, you should contact by letter, phone or email:

The Altman Group, Inc.
1200 Wall Street West, 3rd Floor
Lyndhurst, NJ 07071
Telephone: 1-866-721-1399
email: Foundryinfo@altmangroup.com

SUMMARY

The following is a summary of the information contained in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents to which we refer. In particular, you should read the annexes attached to this proxy statement/prospectus, including the merger agreement which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. In addition, Foundry and Brocade incorporate by reference into this proxy statement/prospectus important business and financial information about Foundry and Brocade. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus.

The Companies

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-6758
http://www.brocade.com

Brocade is the leading supplier of storage area network equipment and a leading provider of data center networking solutions that help enterprises connect and manage their information. Brocade offers a comprehensive line of data center networking products, software and services that enable businesses to make their data centers more efficient, reliable and adaptable. Brocade products and services are designed to help information technology, or IT, organizations manage their data assets in an efficient, cost-effective manner. The Brocade family of Storage Area Network, or SAN, infrastructure products and solutions includes directors, switches, routers, embedded switches for blade servers, fabric-based software applications, as well as management applications and utilities to centralize data management. The Brocade family of File Area Network solutions includes software offerings for more effectively managing file data and storage resources. Brocade also offers services that assist customers with consulting and support in designing, implementing, deploying and managing data center enterprise solutions. Together, Brocade’s products and services simplify information technology infrastructure, increase resource utilization, ensure availability of mission critical applications and serve as a platform for corporate data back up and disaster recovery. Brocade products and services are marketed, sold and supported worldwide to end-user customers through distribution partners, including original equipment manufacturers, distributors, systems integrators, value-added resellers and by Brocade directly.

Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054
(408) 207-1700
http://www.foundrynet.com

Foundry designs, develops, manufactures, markets and sells a comprehensive, end-to-end suite of high performance data networking solutions, including Ethernet Layer 2-7 switches and Metro and Internet routers. Foundry’s customers include Internet Service Providers, Metro Service Providers, government agencies and various enterprises, including education, healthcare, entertainment, technology, energy, financial services, retail, aerospace, transportation, and e-commerce companies.

Falcon Acquisition Sub, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-6758

Falcon Acquisition Sub, Inc. is a wholly-owned subsidiary of Brocade that was incorporated in Delaware in July 2008. Falcon Acquisition Sub, Inc. does not engage in any operations and exists solely to facilitate the merger.

Structure of the Merger (See page 95)

Under the terms of the proposed merger, Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Brocade formed for the purpose of the merger, will be merged with and into Foundry. As a result, Foundry will continue as the surviving corporation and will become a wholly-owned subsidiary of Brocade upon completion of the merger. Accordingly, Foundry shares will no longer be publicly traded, and holders of Foundry common stock will be entitled to receive cash consideration and shares of Brocade common stock. The Agreement and Plan of Merger, dated as of July 21, 2008, among Brocade, Foundry and Falcon Acquisition Sub, Inc., or the merger agreement, is attached as Annex A to this proxy statement/prospectus.

Completion of the Merger (See page 95)

The completion of the merger is scheduled to take place on the later of: (i) the tenth business day after the satisfaction or waiver of all conditions to completion of the merger, or (ii) October 27, 2008 or an earlier date designated by Brocade. However, in certain circumstances where Brocade has failed to obtain the necessary debt financing to complete the merger on the scheduled completion date, the completion of the merger will be postponed until two business days after Brocade obtains the necessary debt financing (subject to the continued satisfaction or waiver, as of the date of completion of the merger, of the conditions to completion of the merger).

Consideration in the Merger (See page 96)

Foundry stockholders will be entitled to receive, upon the effectiveness of the merger, a combination of $18.50 in cash and 0.0907 of a share of Brocade common stock for each share of Foundry common stock owned by such stockholder at the effective time of the merger. No fractional shares of Brocade common stock will be issued in the merger, and any holder of Foundry common stock otherwise entitled to receive a fraction of a share of Brocade common stock will instead receive an additional cash amount equal to the dollar amount, rounded to the nearest whole cent, determined by multiplying such fraction by the closing price of a share of Brocade common stock on the NASDAQ Global Select Market on the date the merger is completed.

The exchange ratio representing the fraction of a share of Brocade common stock comprising the stock component of the merger consideration is fixed and, regardless of fluctuations in the market price of Brocade’s or Foundry’s common stock, will not change between now and the date the merger is completed, subject to any adjustments for changes in the number of outstanding shares of Brocade or Foundry by reason of future stock splits or other similar transactions.

Treatment of Foundry Options, Restricted Stock Units and Restricted Stock (See page 96)

The merger agreement provides that, subject to certain exceptions, each option to purchase shares of Foundry common stock, whether or not vested, outstanding at the effective time of the merger will be converted into an option to purchase Brocade common stock by Brocade either assuming such option or replacing such option by issuing a reasonably equivalent replacement option to purchase Brocade common stock. Each Foundry option that is assumed or replaced by Brocade will continue to be subject to substantially similar terms and conditions as in effect prior to the merger.

The merger agreement also provides that, subject to certain exceptions, each Foundry restricted stock unit that is outstanding immediately prior to the completion of the merger will be converted into a right to be issued Brocade common stock by Brocade either assuming such restricted stock unit or replacing such restricted stock unit by issuing a reasonably equivalent replacement right to be issued Brocade common stock. Each Foundry restricted stock unit that is assumed or replaced by Brocade will continue to be subject to substantially similar terms and conditions as in effect prior to the merger.

The merger agreement provides that certain Foundry options and restricted stock units outstanding at the effective time of the merger, whether vested or unvested, will be cancelled as of the effective time of the merger and converted into the right to receive the cash equivalent of the per-share merger consideration (less, in the case of Foundry options, the applicable option exercise price).

The merger agreement provides that each share of Foundry restricted common stock that is outstanding at the effective time of the merger and is subject to a risk of forfeiture, a repurchase option or other condition pursuant to an applicable restricted stock purchase agreement or other agreement with Foundry will be exchanged for the same per-share merger consideration as other shares of Foundry common stock. However, unless otherwise provided under an applicable stock purchase agreement or other agreement with Foundry, the cash and shares of Brocade common stock to be received in exchange for such shares of Foundry restricted common stock will remain unvested and continue to be subject to the same repurchase option, risk of forfeiture or other condition. Such cash and shares will be held by Brocade and delivered to the former holders of Foundry restricted common stock when such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates.

Treatment of Rights Under the Foundry Employee Stock Purchase Plan (See page 97)

At the election of Brocade, Brocade will either cause Foundry to terminate the Foundry ESPP prior to the effective time of the merger or convert each right to purchase shares of Foundry common stock under the Foundry ESPP at the effective time of the merger into an option to purchase Brocade common stock.

If Brocade elects to cause the Foundry ESPP to be terminated prior to the effective time of the merger, Foundry will apply the funds credited under the Foundry ESPP within each participant’s payroll withholding account to the purchase of Foundry common stock in accordance with the terms of the Foundry ESPP and such shares of Foundry common stock will be exchanged in the merger for the same per-share merger consideration as other shares of Foundry common stock.

If Brocade elects to convert the Foundry ESPP rights into rights to purchase Brocade common stock, the Foundry ESPP rights will be assumed by Brocade or replaced with reasonably equivalent Brocade rights based on an exchange ratio derived from the per-share merger consideration set forth in the merger agreement.

Conditions to Completion of the Merger (See page 107)

The respective obligations of Brocade and Foundry to complete the merger are subject to the satisfaction of a number of conditions.

Limitation on the Solicitation, Negotiation and Discussion by Foundry of Other Acquisition Proposals (See page 110)

Foundry has agreed that it will not:

•	solicit, initiate, knowingly encourage, induce or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry, each as defined in the merger agreement;

•	furnish any nonpublic information regarding Foundry or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry, except as provided in the merger agreement;

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry; or

•	enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction, as defined in the merger agreement.

Foundry must promptly notify Brocade by oral and written notice if it receives any other acquisition proposals or acquisition inquiries, and provide Brocade with the identity of the person making the acquisition proposal or acquisition inquiry and the materials terms thereof.

If Foundry receives an unsolicited proposal that its board of directors determines is or is reasonably likely to lead to a superior offer, as defined in the merger agreement, it may furnish nonpublic information to the person or entity making the acquisition proposal and engage in negotiations with such person or entity regarding such proposal if its board of directors determines that the failure to do so would be reasonably likely to constitute a breach of its fiduciary obligations under applicable law.

Change of Recommendation (See page 112)

The board of directors of Foundry may withdraw or modify its recommendation in favor of the adoption of the merger agreement if it determines that the failure to do so would be reasonably likely to constitute a breach of its fiduciary obligations under applicable law and it complies with certain notice requirements and other conditions, including a requirement that if such withdrawal or modification is in response to an acquisition proposal, that such proposal be a superior offer, as defined in the merger agreement. In the event that the board of directors of Foundry withdraws or modifies its recommendation in a manner adverse to Brocade and the merger agreement is subsequently terminated, Foundry will be required to pay a termination fee of $85 million to Brocade.

Termination of the Merger Agreement (See page 113)

The merger agreement may be terminated by Brocade or Foundry under certain circumstances at any time prior to completion of the merger, whether before or after adoption of the merger agreement by Foundry stockholders.

Expenses and Termination Fees (See page 115)

Subject to limited exceptions, all fees and expenses incurred in connection with the merger agreement will be paid by the party incurring such expenses. Foundry may have to reimburse Brocade for fees and expenses incurred by Brocade in connection with the transactions contemplated by the merger agreement, up to a maximum of $10 million, if Foundry’s stockholders do not adopt the merger agreement by the requisite stockholder vote.

A termination fee of $85 million may be payable by Foundry to Brocade upon the termination of the merger agreement under several circumstances. A termination fee of $85 million may be payable by Brocade to Foundry upon the termination of the merger agreement under certain circumstances where Brocade has failed to obtain the necessary debt financing to complete the merger.

Recommendation of the Foundry Board of Directors to its Stockholders (See page 75)

The Foundry board of directors has unanimously determined that the merger and the merger agreement are advisable and fair to, and in the best interests of, Foundry and its stockholders, and unanimously approved the merger and the merger agreement. The Foundry board of directors unanimously recommends that the holders of Foundry common stock vote “FOR” the proposal to adopt the merger agreement, and “FOR” adjournment of the Foundry special meeting, if necessary.

Risk Factors (See page 24)

The “Risk Factors” beginning on page 24 of this proxy statement/prospectus should be considered carefully by Foundry stockholders in evaluating whether to vote in favor of the proposal to adopt the merger agreement. These risk factors should be considered along with the additional risk factors contained in the periodic reports of Foundry filed with the SEC and the other information included in this proxy statement/prospectus.

Opinion of Foundry’s Financial Advisor (See page 75)

Foundry’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, delivered its opinion to the board of directors of Foundry to the effect that, as of July 21, 2008 and based upon and subject to the various considerations described in its written opinion, the consideration to be received by the holders of Foundry common stock pursuant to the merger agreement was fair, from a financial point of view, to the holders of such common stock, other than Brocade and its affiliates.

The full text of the written opinion of Merrill Lynch, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch in rendering its opinion, is attached as Annex D to this proxy statement/prospectus. Holders of Foundry common stock are urged to, and should, read the opinion carefully and in its entirety. Merrill Lynch provided its opinion for the use and benefit of the board of directors of Foundry in connection with its consideration of the merger. The Merrill Lynch opinion addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of Foundry common stock, other than Brocade and its affiliates, as of July 21, 2008, the date of the Merrill Lynch opinion. The Merrill Lynch opinion does not address the merits of the underlying decision by Foundry to engage in the merger and does not constitute a recommendation as to how any holder of Foundry common stock should vote on the proposed merger or any other matter.

Vote Required by Foundry Stockholders (See page 63)

The affirmative vote of a majority of the outstanding shares of Foundry common stock entitled to vote at the special meeting is required to adopt the merger agreement. The affirmative vote of a majority of the shares of Foundry common stock present and entitled to vote at the special meeting is required to adjourn the special meeting of stockholders, if necessary. Each share of Foundry common stock is entitled to one vote on the proposals to be presented at the Foundry special meeting. As of the record date for the Foundry special meeting, Foundry’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote an aggregate of 11,793,146 shares of Foundry common stock, or approximately 7.9% of the total outstanding shares of Foundry common stock.

Pursuant to voting agreements entered into between Brocade and the directors of Foundry in connection with the merger, the directors of Foundry have agreed to vote their shares of Foundry common stock in favor of adoption of the merger agreement. As of the record date for the Foundry special meeting, the directors of Foundry collectively owned an aggregate of 11,019,223 million shares of Foundry common stock entitled to vote at the special meeting, or approximately 7.4% of the total outstanding shares of Foundry common stock as of the record date.

In addition to the shares of Foundry common stock that are subject to the voting agreements, as of the record date for the Foundry special meeting, Brocade owned and was entitled to vote an aggregate of 5,929,938 shares of Foundry common stock, or approximately 3.97% of the total outstanding shares of Foundry common stock as of the record date. Brocade acquired its shares of Foundry common stock in the open market following the announcement of the merger and intends to vote its shares of Foundry common stock “FOR” adoption of the merger agreement and “FOR” adjournment of the Foundry special meeting, if necessary.

Interests of Foundry’s Directors and Executive Officers in the Merger (See page 81)

When considering the recommendation by the Foundry board of directors, you should be aware that a number of Foundry’s executive officers and directors have interests in the merger that are different from, or in addition to, those of other Foundry stockholders.

These interests include:

•	with respect to certain executive officers of Foundry (other than Bobby R. Johnson, Jr., its chief executive officer):

•	the eligibility to receive certain severance payments in the event the executive officer’s employment is terminated by Foundry without “cause” or is terminated by the executive officer for “good reason” (as such terms are defined in the applicable agreement) during the period commencing three months prior to the completion date of the merger and ending on the first anniversary of the merger

•	partial acceleration of vesting of restricted stock units granted to the executive officer on July 31, 2008 in the event his or her employment is terminated by Foundry or Brocade in connection with the merger prior to July 31, 2009, and

•	full acceleration of vesting of all other Foundry stock-based awards held by the executive officer in the event the executive officer’s employment is terminated by Foundry without “cause” or is terminated by the executive officer for “good reason” during the period commencing three months prior to the completion date of the merger and ending on the first anniversary of the merger;

•	the continued indemnification of the directors and officers of Foundry under existing indemnification agreements and Foundry’s charter documents and their continued coverage by directors’ and officers’ liability insurance after the merger;

•	the retention of some of the executive officers of Foundry as officers, employees or consultants of Brocade or its subsidiaries following the merger; and

•	with respect to the directors of Foundry, full acceleration of vesting of Foundry stock-based awards granted to them in their capacities as directors of Foundry.

Regulatory Approvals (See page 87)

The merger was subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to as the HSR Act. Pursuant to the HSR Act the merger could not be completed unless certain filings were submitted to the U.S. Federal Trade Commission, referred to as the FTC, and the Antitrust Division of the U.S. Department of Justice, referred to as the Antitrust Division, and the applicable waiting period had expired or had been terminated. Brocade and Foundry filed the appropriate notification and report forms with the FTC and the Antitrust Division on August 13, 2008, and the applicable waiting period expired on September 12, 2008. Foundry intends to hold its stockholder meeting to seek approval of the adoption of the merger agreement by the Foundry stockholders.

The merger was also subject to clearance by the German Bundeskartellamt under the German Act Against Restraints on Competition and Brocade filed a notification with the German Bundeskartellamt on August 29, 2008, and received their clearance decision on September 15, 2008.

The merger may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions. Subject to the terms and conditions set forth in the merger agreement, Brocade and Foundry have agreed to use their reasonable best efforts to obtain all regulatory clearances necessary to complete the merger. In addition, the reviewing agencies or governments, states or private persons, may challenge the merger at any time before or after its completion.

Brocade and Foundry believe that the completion of the merger will not violate any antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that the result will be favorable to Brocade or Foundry.

Litigation Relating to the Merger (See page 87)

On July 23, 2008, an action, Doug Edrington v. Bobby R. Johnson, Jr., et al., was filed in the Superior Court of the State of California for the County of Santa Clara. In this action, the plaintiff named as defendants the members of the board of directors of Foundry. The complaint asserts claims on behalf of Foundry’s stockholders who are similarly situated with the plaintiff. Among other things, the complaint alleges that the members of the Foundry board of directors have breached their fiduciary duties to Foundry’s stockholders in connection with the merger and engaged in self-dealing in connection with the Foundry board of directors’ approval of the merger, allegedly resulting in an unfair process and unfair price to Foundry’s stockholders. The complaint seeks class certification and certain forms of equitable relief, including enjoining the completion of the merger. Foundry believes that the allegations of the complaint are without merit and intends to vigorously contest the action. However, there can be no assurances that the defendants will be successful in such defense.

Brocade will List Shares of Brocade Common Stock Issued to Foundry Stockholders on the NASDAQ Global Select Market (See page 87)

Brocade has agreed to use its reasonable best efforts to cause the shares of Brocade common stock to be issued to Foundry stockholders pursuant to the merger agreement to be authorized for listing on the NASDAQ Global Select Market, subject to notice of issuance. The listing of the shares on the NASDAQ Global Select Market (subject to notice of issuance) is a condition to each company’s obligation to complete the merger.

Foundry will Delist and Deregister its Shares of Common Stock (See page 88)

If the merger is completed, Foundry common stock will be delisted from the NASDAQ Global Select Market and deregistered under the Securities Exchange Act of 1934, or the Exchange Act, and Foundry will no longer be required to file periodic reports with the SEC with respect to shares of its common stock.

Appraisal Rights (See page 88)

Under Delaware law, holders of Foundry common stock are entitled to appraisal rights in connection with the merger provided that they comply with the conditions established by Section 262 of the Delaware General Corporation Law. See the section entitled “Proposal No. 1 — The Merger — Appraisal Rights” beginning on page 88 of this proxy statement/prospectus.

Anticipated Accounting Treatment of the Merger (See page 90)

The merger will be accounted for as a purchase transaction for Brocade, as the acquirer, for financial reporting and accounting purposes under U.S. generally accepted accounting principles.

Material United States Federal Income Tax Consequences of the Merger (See page 91)

We expect that the merger will be a fully taxable transaction for U.S. federal income tax purposes. Accordingly, Foundry stockholders will generally recognize gain or loss as a result of the merger equal to the difference between the amount of cash and the fair market value of Brocade stock received in the merger and the stockholders’ adjusted tax basis in the Foundry common stock surrendered in the merger. Generally, if a stockholder has held the shares for more than one year, any gain will be characterized as long-term capital gain. The deductibility of capital losses is subject to limitations.

For more information concerning the U.S. federal income tax consequences of the merger, please see the section entitled “Proposal No. 1 — The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 91 of this proxy statement/prospectus.

Tax matters are very complicated and the consequences of the merger to any particular Foundry stockholder will depend on that stockholder’s particular facts and circumstances. Foundry stockholders are strongly urged to consult their own tax advisors to determine their own tax consequences from the merger.

Financing Commitment (See page 92)

Brocade has entered into a financing commitment letter with Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A. and Morgan Stanley Senior Funding, Inc., which we refer to collectively as the agents. Subject to the terms and conditions of the financing commitment letter, the agents have committed to provide senior secured credit facilities of up to $1.125 billion, which includes a revolving credit facility of up to $125.0 million, and a senior unsecured bridge loan facility of up to $500.0 million in the event that Brocade does not issue such amount of senior unsecured notes and/or convertible notes at or prior to the time the merger is completed. The financing contemplated by the financing commitment letter is referred to as the debt financing. The loans contemplated by the financing commitment letter will partially fund the merger and fees and expenses related to the merger and the debt financing. Only $5.0 million of the $125.0 million revolving credit facility may be drawn on the completion date of the merger.

The financing commitment letter also includes customary conditions to funding, including, without limitation, (i) the closing of the credit facilities on or before the expiration date thereof, (ii) there not having occurred since March 31, 2008 a change, occurrence or development that has or would be reasonably be expected to have a material adverse effect, as defined in the merger agreement, on Foundry and its subsidiaries, (iii) the creation of security interests in the collateral for the secured facility, (iv) the execution and delivery of definitive documentation and customary closing documents, (v) the completion of the merger in accordance with the terms and conditions of the merger agreement, without any amendments or modifications to the merger agreement that are materially adverse to the lenders without consent of the agents, (vi) the absence of certain other indebtedness, (vii) receipt of customary consents and approvals, (viii) the payment of required fees and expenses in accordance with the financing commitment letter, (ix) a minimum level of unrestricted cash on the completion date of the merger after giving effect to the merger, (x) the absence of any competing financing for Brocade, Foundry or their respective affiliates and (xi) the availability of a prospectus or an offering memorandum, as applicable, for the issuance of the senior unsecured notes and/or convertible notes.

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA OF BROCADE

The tables below present summary selected consolidated financial data of Brocade prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The following selected financial data should be read in conjunction with Brocade’s consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information in Brocade’s Annual Report on Form 10-K for the fiscal year ended October 27, 2007 as filed with the SEC on December 21, 2007, which is incorporated by reference into this proxy statement/prospectus. Please refer to the section entitled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus.

The consolidated statement of operations data set forth below for the nine months ended July 26, 2008 and July 28, 2007 and the consolidated balance sheet data as of July 26, 2008 and July 28, 2007, are derived from, and qualified by reference to the unaudited condensed consolidated financial statements of Brocade and the related notes thereto that are incorporated by reference into this proxy statement/prospectus. The consolidated statement of operations data set forth below for the fiscal year ended October 27, 2007, October 28, 2006 and October 29, 2005, and the consolidated balance sheet data as of October 27, 2007 and October 28, 2006, are derived from, and qualified by reference to, the audited financial statements of Brocade and the related notes thereto that are incorporated by reference into this proxy statement/prospectus. The consolidated statement of operations data for the fiscal year ended October 30, 2004 and October 25, 2003, and the consolidated balance sheet data as of October 29, 2005, October 30, 2004 and October 25, 2003, are derived from audited financial statements not included in, or incorporated by reference into, this proxy statement/prospectus.

	Nine Months Ended		Fiscal Year Ended
	July 26,	July 28,	October 27,	October 28,	October 29,	October 30,	October 25,
	2008(1)	2007	2007(2)	2006(3)	2005(4)	2004(5)	2003(6)
	(Unaudited)	(Unaudited)
	(In thousands, except per share data)

Statement of Operations Data:
Net revenues	$1,068,440	$896,879	$1,236,863	$750,592	$574,120	$596,265	$525,277
Cost of revenues	453,204	418,877	575,451	305,184	251,161	268,974	241,163

Gross margin	615,236	478,002	661,412	445,408	322,959	327,291	284,114

Operating expenses (benefits):
Research and development	184,704	154,780	213,311	164,843	132,448	142,535	146,545
Sales and marketing	203,200	155,150	211,168	139,434	101,202	102,445	115,075
General and administrative	43,260	33,511	46,980	31,089	25,189	24,593	21,306
Legal fees associated with indemnification obligations, SEC investigation, and other related costs, net	22,399	38,446	46,257	13,654	14,027	—	—
Provision for class action lawsuit	160,000	—	—	—	—	—	—
Provision for SEC settlement	—	—	—	7,000	—	—	—
Amortization of intangible assets	23,664	16,810	24,719	2,294	—	—	—
Acquisition and integration costs	—	19,051	19,354	9,646	—	—	—
Restructuring and facilities lease losses (benefits), net	(477)	—	—	3,775	(670)	84,557	20,828
Settlement of an acquisition-related claim	—	—	—	—	—	6,943	—
In-process research and development	—	—	—	—	7,784	—	134,898

Total operating expenses	636,750	417,748	561,789	371,735	279,980	361,073	438,652

Income (loss) from operations	(21,514)	60,254	99,623	73,673	42,979	(33,782)	(154,538)
Interest and other income, net	27,663	29,157	38,501	29,098	22,656	18,786	18,424
Interest expense	(4,384)	(4,741)	(6,414)	(7,082)	(7,693)	(10,677)	(13,339)
Gain on repurchases of convertible subordinated debt	—	—	—	—	2,318	5,613	11,118
Gain (loss) on investments, net	(6,985)	1,240	13,205	2,663	(5,062)	436	3,638

Income (loss) before provision for income taxes	(5,220)	85,910	144,915	98,352	55,198	(19,624)	(134,697)
Income tax provision (benefit)	(136,709)	41,058	68,043	30,723	12,077	14,070	11,852

Net income (loss)	$131,489	$44,852	$76,872	$67,629	$43,121	$(33,694)	$(146,549)

Net income (loss) per share — basic	$0.35	$0.13	$0.21	$0.25	$0.16	$(0.13)	$(0.58)

Net income (loss) per share — diluted	$0.34	$0.12	$0.21	$0.25	$0.16	$(0.13)	$(0.58)

Shares used in per share calculation — basic	376,455	353,627	362,070	269,602	268,176	260,446	250,610

Shares used in per share calculation — diluted	396,445	368,080	377,558	274,142	270,260	260,446	250,610

	As of		As of
	July 26,	July 28,	October 27,	October 28,	October 29,	October 30,	October 25,
	2008(1)	2007	2007(2)	2006(3)	2005(4)	2004(5)	2003(6)
	(Unaudited)	(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash, cash equivalents, investments and restricted short-term investments	$764,227	$806,175	$793,330	$582,554	$764,402	$736,908	$835,565
Working capital(7)	498,598	447,019	502,499	428,233	317,819	434,162	355,644
Total assets	2,138,299	1,988,317	1,930,100	900,718	981,730	987,382	1,063,174
Non-current liabilities associated with facilities lease losses	16,929	21,802	25,742	11,105	12,481	16,799	16,518
Convertible subordinated debt	169,119	166,957	167,498	—	278,883	352,279	442,950
Total stockholders’ equity	1,306,694	1,286,555	1,266,658	616,230	508,847	445,652	447,868

Note:	Brocade reports its fiscal year on a 52/53-week period ending on the last Saturday in October of each year. Accordingly, the fiscal year end for fiscal years 2007, 2006 and 2005 were October 27, 28, and 29, respectively. As is customary for companies that use the 52/53-week convention, every fifth year contains a 53-week fiscal year. Fiscal years 2007, 2006 and 2005 were all 52-week fiscal years.

(1)	The nine months ended July 26, 2008 include the release of the valuation allowance of deferred tax assets of $185.2 million. In addition, the nine months ended July 26, 2008 includes the provision for a class action lawsuit settlement of $160.0 million.

(2)	The fiscal year ended October 27, 2007 includes the impact of the acquisition of McDATA Corporation, which was completed in the second quarter of fiscal year 2007 (see Note 3, “Acquisitions,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended October 27, 2007, which is incorporated by reference into this proxy statement/prospectus). In addition, in the fiscal year ended October 27, 2007, Brocade recorded a $13.2 million gain on investments on the disposition of portfolio investments primarily associated with the disposition of marketable strategic investments at amounts above the carrying value (see Note 16, “Gain (Loss) on Investments, net,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended October 27, 2007, which is incorporated by reference into this proxy statement/prospectus). The fiscal year ended October 27, 2007 also includes net legal fees associated with applicable indemnification obligations, SEC investigation and other related costs of $46.3 million. Further, during the first quarter of fiscal year 2006, Brocade began active settlement discussions with the SEC’s Division of Enforcement regarding its financial restatements related to stock option accounting. As a result of these discussions, Brocade recorded a provision of $7.0 million for an estimated settlement expense in the fiscal year ended October 28, 2006. On May 31, 2007, the offer of settlement was approved by the SEC’s Commissioners. On August 27, 2007, final judgment approving the settlement was entered by the United States District Court for the Northern District of California and the $7.0 million settlement amount was released to the SEC.

(3)	The fiscal year ended October 28, 2006 includes the impact of the acquisition of NuView, Inc., which was completed in the second quarter of fiscal year 2006 (see Note 3, “Acquisitions,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended October 27, 2007, which is incorporated by reference into this proxy statement/prospectus). In addition, in the fiscal year ended October 28, 2006, Brocade recorded a $2.7 million gain on investments on the disposition of portfolio investments primarily associated with non-marketable private strategic investments (see Note 16, “Gain (Loss) on Investments, net,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended October 27, 2007, which is incorporated by reference into this proxy statement/prospectus). The fiscal year ended October 28, 2006 also includes net legal fees associated with applicable indemnification obligations, SEC investigation and other related costs of $13.7 million. Further, during the first fiscal quarter, Brocade began active settlement discussions with the SEC’s Division of Enforcement regarding its financial restatements related to stock option accounting. As a result of these discussions, Brocade recorded a provision of $7.0 million for an estimated settlement expense (see Note 9, “Commitments and Contingencies,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended October 27, 2007, which is incorporated by reference into this proxy statement/prospectus). During the second fiscal quarter, Brocade recorded a charge of $3.8 million related to estimated facilities lease losses, net of expected sublease income (see Note 5, “Liabilities Associated with Facilities Lease Losses,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended October 27, 2007, which is incorporated by reference into this proxy statement/prospectus). Moreover, during the fourth fiscal quarter, Brocade recorded acquisition and integration costs for a total of $9.6 million related to prior acquisitions and the pending acquisition of McDATA.

(4)	The fiscal year ended October 29, 2005 includes the impact of the acquisition of Therion Software Corporation, which was completed in the third quarter of fiscal year 2005. In connection with its acquisition of Therion, Brocade recorded in-process research and development expense of $7.8 million (see Note 3, “Acquisitions,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended October 27, 2007, which is incorporated by reference into this proxy statement/prospectus). The fiscal year ended October 29, 2005 also includes Audit Committee internal review and net SEC investigation costs of $14.0 million. In January 2005, Brocade announced that its Audit Committee completed an internal review regarding historical stock option granting practices. Following the January 2005 Audit Committee internal review, on May 16, 2005, Brocade announced that additional information came to its attention that indicated that certain guidelines regarding stock option granting practices were not followed and Brocade’s Audit Committee had commenced an internal review of its stock option accounting focusing on leaves of absence and transition and advisory roles. Brocade’s Audit Committee review was completed in November 2005. In addition, in the fiscal year ended October 29, 2005, Brocade recorded a $5.1 million net loss on investments on the disposition of portfolio investments primarily associated with the defeasance of the indenture agreement relating to its 2% Convertible Notes (see Note 8, “Convertible Subordinated Debt,” of the Notes to Consolidated Financial Statements in Brocade’s Annual Report on Form 10-K for fiscal year ended October 27, 2007, which is incorporated by reference into this proxy statement/prospectus) and recorded a total gain of $2.3 million on repurchases of convertible subordinated debt.

(5)	The fiscal year ended October 30, 2004 includes the impact of restructuring costs of $9.0 million related to a restructuring plan implemented during the three months ended May 1, 2004. The fiscal year ended October 30, 2004 also includes a net lease termination charge of $75.6 million. During the three months ended January 24, 2004, Brocade purchased a previously leased building located near its San Jose headquarters for $106.8 million in cash. The $106.8 million consisted of $30.0 million for the purchase of land and a building and $76.8 million for a lease termination fee. In addition, in the fiscal year ended October 30, 2004, Brocade recorded a $6.9 million charge in settlement of a claim relating to its acquisition of Rhapsody Networks, or Rhapsody, and recorded a total of $5.6 million gain on repurchases of convertible subordinated debt.

(6)	The fiscal year ended October 25, 2003 includes the impact of the acquisition of Rhapsody, which was completed in the second quarter of fiscal year 2003. In connection with Brocade’s acquisition of Rhapsody, Brocade recorded in-process research and development expense of $134.9 million. The fiscal year ended October 25, 2003 also includes restructuring costs of $20.8 million, gain on repurchases of convertible subordinated debt of $11.1 million, and net gains on the disposition of non-marketable private strategic investments of $3.6 million.

(7)	The calculation of working capital for the fiscal year ended October 29, 2005 also includes the balance of convertible subordinated debt of $278.9 million.

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA OF FOUNDRY

The tables below present summary selected consolidated financial data of Foundry prepared in accordance with U.S. generally accepted accounting principles, or GAAP. You should read the information set forth below in conjunction with the selected consolidated financial data, the audited consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Foundry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated by reference into this proxy statement/prospectus. Please refer to the section entitled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus.

The summary selected consolidated statement of income data for the six months ended June 30, 2008 and June 30, 2007, and the summary selected consolidated balance sheet data as of June 30, 2008 and June 30, 2007 are derived from the unaudited consolidated financial statements of Foundry and the related notes thereto that are incorporated by reference into this proxy statement/prospectus. The summary selected consolidated statement of income data for the fiscal year ended December 31, 2007, December 31, 2006 and December 31, 2005, and the summary selected consolidated balance sheet data as of December 31, 2007 and December 31, 2006 are derived from the audited consolidated financial statements of Foundry and the related notes thereto that are incorporated by reference into this proxy statement/prospectus. The summary selected consolidated statement of income data for the fiscal year ended December 31, 2004 and the summary selected consolidated balance sheet data as of December 31, 2005 are derived from audited consolidated financial statements not included, or incorporated by reference, in this proxy statement/prospectus. The summary selected consolidated statement of income data for the fiscal year ended December 31, 2003 and the summary selected consolidated balance sheet data as of December 31, 2004 and December 31, 2003 are derived from unaudited consolidated financial statements not included, or incorporated by reference, in this proxy statement/prospectus.

	Six Months Ended		Fiscal Year Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008(1)	2007(2)	2007(3)	2006(4)	2005(5)	2004(6)	2003(7)
	(Unaudited)	(Unaudited)					(Unaudited)
	(In thousands, except per share data)

Statement of Income Data:
Net revenues	$310,734	$279,053	$607,205	$473,280	$403,856	$409,104	$399,628
Cost of revenues	115,785	113,742	236,418	188,453	155,335	143,218	146,389

Gross margin	194,949	165,311	370,787	284,827	248,521	265,886	253,239
Operating expenses	159,224	145,967	287,921	256,304	186,507	186,560	215,325

Income from operations	35,725	19,344	82,866	28,523	62,014	79,326	37,914
Interest and other income, net	15,728	20,897	43,536	34,407	18,078	9,846	5,168

Income before provision for income taxes and cumulative effect of change in accounting principle	51,453	40,241	126,402	62,930	80,092	89,172	43,082
Provision for income taxes	19,221	15,518	45,259	24,671	26,530	31,380	12,066

Income before cumulative effect of change in accounting principle	32,232	24,723	81,143	38,259	53,562	57,792	31,016
Cumulative effect of change in accounting principle, net of taxes	—	—	—	439	—	—	—

Net income	$32,232	$24,723	$81,143	$38,698	$53,562	$57,792	$31,016

Net income per share — basic	$0.22	$0.17	$0.55	$0.27	$0.38	$0.43	$0.25

Net income per share — diluted	$0.21	$0.16	$0.52	$0.26	$0.37	$0.40	$0.23

Shares used in computing basic net income per share	146,163	147,194	148,143	145,167	139,176	135,442	125,681
Shares used in computing diluted net income per share	150,219	153,668	155,520	150,509	143,974	143,363	137,476

	As of		As of
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash, cash equivalents and investments	$950,119	$920,855	$965,668	$886,433	$746,367	$617,441	$505,684
Working capital	934,118	813,660	990,809	736,129	617,659	536,304	443,199
Total assets	1,224,731	1,160,704	1,238,831	1,097,637	940,965	830,516	691,682
Long-term liabilities	41,739	35,634	40,121	24,671	21,827	17,613	7,707
Total stockholders’ equity	1,046,249	1,004,928	1,058,649	958,095	811,930	722,663	622,020

(1)	Includes pre-tax stock-based compensation expense of $25.2 million.

(2)	Includes pre-tax stock-based compensation expense of $19.5 million and pre-tax stock option investigation costs of $5.6 million.

(3)	Includes pre-tax stock-based compensation expense of $46.0 million and pre-tax stock option investigation costs of $5.7 million.

(4)	Includes pre-tax stock-based compensation expense of $50.8 million, pre-tax stock option investigation costs of $7.4 million, and pre-tax operating expense of $5.5 million relating to Foundry’s litigation settlement with Alcatel-Lucent.

(5)	Includes pre-tax stock-based compensation expense of $4.6 million.

(6)	Includes pre-tax stock-based compensation benefit of $17.6 million and pre-tax operating expense of $30.2 million relating to Foundry’s litigation settlement with Nortel Networks Corporation.

(7)	Includes pre-tax stock-based compensation expense of $74.5 million.

SUMMARY SELECTED UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL DATA

The following table presents summary unaudited pro forma condensed combined financial data which reflects the merger. The summary unaudited pro forma condensed combined financial data are derived from and should be read in conjunction with the unaudited pro forma condensed combined financial statements and related notes thereto included in this proxy statement/prospectus. See the sections entitled “Unaudited Pro Forma Financial Statements” beginning on page 120 of this proxy statement/prospectus and “Unaudited Pro Forma Financial Statements — Notes to Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 125 of this proxy statement/prospectus.

Brocade and Foundry
Unaudited Pro Forma Condensed Combined Financial Data(1)

	Nine Months	Fiscal Year
	Ended	Ended
	July 26, 2008	October 27, 2007
	(In thousands, except per share data)

Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Net revenues	$1,547,829	$2,000,157
Income (loss) from operations	(28,689)	51,559
Net income (loss)	71,890	(35,961)
Net income (loss) per share:
Basic	$0.18	$(0.09)
Diluted	$0.18	$(0.09)
Weighted average number of common shares:
Basic	390,062	404,672
Diluted	410,052	404,672

As of July 26,
2008

Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents, and investments	$638,621
Working capital	425,233
Total assets	4,283,476
Long-term liabilities	1,955,958
Total stockholders’ equity	1,689,094

(1)	See the section entitled “Unaudited Pro Forma Financial Statements” beginning on page 120 of this prospectus/proxy statement.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table reflects (i) the historical income from continuing operations and book value per share of Brocade common stock in comparison to the combined company after reflecting the merger and (ii) the historical income from continuing operations and book value per share of Foundry’s common stock in comparison with the equivalent pro forma income from continuing operations and book value per share. The equivalent pro forma income from continuing operations and book value per share are equal to the pro forma income from continuing operations and book value per share of Brocade, after giving effect to the merger, multiplied by 0.0907, the fraction of a share of Brocade common stock to be issued in exchange for each share of Foundry common stock pursuant to the merger. The comparative historical and pro forma per share data should be read in conjunction with the unaudited pro forma condensed combined financial statements and related notes thereto and the historical consolidated financial statements of Brocade and notes thereto, included in or incorporated by reference into this proxy statement/prospectus, and the historical consolidated financial statements of Foundry and notes thereto, included in or incorporated by reference into this proxy statement/prospectus.

The pro forma condensed combined financial data are not necessarily indicative of the operating results of future operations or the actual results that would have occurred had the merger been completed at the beginning of the period presented. Pro forma combined book value per share was computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock that would have been outstanding had the merger been completed as of the relevant period end date.

Neither Brocade nor Foundry declared or paid any cash dividends on their common stock during the year ended October 27, 2007 or December 31, 2007, respectively, or during the quarter ended July 26, 2008 or June 30, 2008, respectively. In addition, neither Brocade nor Foundry intends to pay dividends on their common stock in the foreseeable future.

	Year Ended	Year Ended	Three Months Ended	Pro Forma
	October 27, 2007	December 31, 2007	October 31, 2006	Brocade &	Foundry
	Brocade	Foundry	McDATA	Foundry	Equivalent(1)

Income (loss) per common share:
Basic	$0.21	$0.55	$(0.17)	$(0.09)	$(0.01)
Diluted	$0.21	$0.52	$(0.17)	$(0.09)	$(0.01)

	Nine Months Ended	Nine Months Ended	Pro Forma
	July 26, 2008	June 30, 2008	Brocade &	Foundry
	Brocade	Foundry	Foundry	Equivalent(1)

Income per common share:
Basic	$0.35	$0.42	$0.18	$0.02
Diluted	$0.34	$0.41	$0.18	$0.02
Book value per common share at period end	$3.51	$7.22	$4.39	$0.40
Shares used to compute book value per share (in thousands)	371,827	144,870	384,967	—

(1)	The Foundry equivalent pro forma combined per share amounts are calculated by multiplying Brocade and Foundry combined pro forma share amounts by the exchange ratio in the merger of 0.0907 of a share of Brocade common stock for each share of Foundry common stock.

COMPARATIVE AND HISTORICAL PER SHARE MARKET PRICE DATA

Brocade common stock trades on the NASDAQ Global Select Market under the symbol “BRCD.” Foundry common stock trades on the NASDAQ Global Select Market under the symbol “FDRY.”

The following table shows the high and low prices per share of Brocade common stock and Foundry common stock each as reported on the NASDAQ Global Select Market on (i) July 21, 2008, the last full trading day preceding public announcement that Brocade and Foundry had entered into the merger agreement, and (ii) September 22, 2008, the last full trading day for which high and low prices per share were available at the time of the printing of this proxy statement/prospectus.

The table also includes the equivalent high and low prices per share of Foundry common stock on those dates. The equivalent high and low price per share reflects the fluctuating value of the merger consideration that Foundry stockholders would receive in exchange for each share of Foundry common stock if the merger was completed on either of these dates. This value is determined by multiplying the 0.0907 of a share of Brocade common stock to be received for each share of Foundry common stock exchanged in the merger by the applicable price per share of Brocade common stock and adding the cash portion of the merger consideration of $18.50.

As of September 18, 2008, there were approximately 1,047 holders of record of Brocade common stock and 371,859,224 shares of Brocade common stock outstanding. As of September 18, 2008, there were approximately 248 holders of record of Foundry common stock and 149,286,926 shares of Foundry common stock outstanding.

					Equivalent Price
					per Share of
	Foundry Common		Brocade		Foundry Common
	Stock		Common Stock		Stock(1)
	High	Low	High	Low	High	Low

July 21, 2008	13.69	13.26	8.42	8.19	19.26	19.24
September 22, 2008	18.28	17.85	6.78	6.24	19.11	19.07

(1)	The equivalent price per share amounts are calculated by adding (a) the cash portion of the merger consideration, or $18.50, to (b) the product of the price per share of Brocade common stock as of the relevant reference date multiplied by the exchange ratio in the merger agreement of 0.0907.

The following table sets forth the high and low closing sales prices of Brocade common stock for the periods indicated. The prices indicated below have been appropriately adjusted to give retroactive effect to all stock splits that have occurred through the date of this proxy statement/prospectus.

	Brocade Common Stock
	High	Low
	($)	($)

Year Ending October 25, 2008
Fourth Fiscal Quarter (through September 22, 2008)	7.58	6.30
Third Fiscal Quarter	9.09	6.47
Second Fiscal Quarter	8.17	6.31
First Fiscal Quarter	9.54	6.15
Year Ending October 27, 2007
Fourth Fiscal Quarter	9.25	6.19
Third Fiscal Quarter	9.77	7.37
Second Fiscal Quarter	10.52	8.23
First Fiscal Quarter	9.41	7.56
Year Ending October 28, 2006
Fourth Fiscal Quarter	8.92	5.01
Third Fiscal Quarter	6.69	5.52
Second Fiscal Quarter	6.97	4.56
First Fiscal Quarter	4.63	3.44

The foregoing tables show only historical information. These tables may not provide meaningful information to you in determining whether to vote in favor of the proposal to adopt the merger agreement. Because the fraction of a share of Brocade common stock to be issued for each share of Foundry common stock is fixed, changes in the market price of Brocade common stock will affect the dollar value of Brocade common stock to be received by Foundry stockholders pursuant to the merger. Foundry stockholders should obtain current market quotations for Brocade common stock and review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to adopt the merger agreement. See the section entitled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus.

RISK FACTORS

If the merger is completed, Foundry and Brocade will operate as a combined company in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond the combined company’s control. In addition to information regarding Foundry and Brocade contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the risks described below. Additional risks and uncertainties not presently known to Brocade or Foundry or that Brocade or Foundry does not currently believe are important to an investor, if they materialize, also may adversely affect the merger, Foundry, Brocade or the combined company. A discussion of additional risks and uncertainties regarding Brocade can be found in the subsection “Risks Related to Brocade” below and a discussion of additional risks and uncertainties regarding Foundry can be found in the subsection “Risks Related to Foundry” below. In addition, information relating to Brocade and Foundry is incorporated by reference into this proxy statement/prospectus and referred to in the section entitled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, the companies’ respective businesses, financial condition or the companies’ results of operations could be seriously harmed. If that happens, the trading price of Brocade common stock or Foundry common stock could decline and you may lose part or all of the value of any Brocade shares or Foundry shares held by you.

Risks Related to the Merger and the Combined Company

The failure to successfully integrate Foundry’s business and operations in the expected time frame may adversely affect the combined company’s future results.

Brocade believes that the merger will result in certain benefits, including broader addressable market opportunities, product innovations, operational efficiencies and costs synergies. However, Brocade’s ability to realize these anticipated benefits depends on successfully combining the businesses of Brocade and Foundry. The combined company may fail to realize the anticipated benefits of the merger for a variety of reasons, including the following:

•	failure of customers to accept new products or to continue as customers of the combined company;

•	failure to successfully manage relationships with original equipment manufacturers, or OEMs, end-users, distributors and suppliers;

•	the loss of key employees;

•	failure to effectively coordinate sales and marketing efforts to communicate the capabilities of the combined company;

•	failure to combine product offerings and product lines quickly and effectively;

•	failure to successfully develop interoperability between the products of Brocade and Foundry;

•	failure to successfully develop new products and services on a timely basis that address the market opportunities of the combined company;

•	failure to compete effectively against companies already serving the broader market opportunities expected to be available to the combined company;

•	unexpected revenue attrition;

•	failure to qualify the combined company’s products with OEM customers on a timely basis or at all;

•	failure to successfully integrate and harmonize financial reporting and information technology systems of Brocade and Foundry; and

•	failure to effectively coordinate sales and marketing efforts to communicate the capabilities of the combined company.

The actual integration may result in additional and unforeseen expenses or delays. If Brocade is not able to successfully integrate Foundry’s business and operations, or if there are delays in combining the businesses, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

General customer uncertainty related to the merger could harm Brocade, Foundry and the combined company.

Brocade and Foundry’s customers may, in response to the announcement of the merger, or due to concerns about the completion of the merger, delay or defer purchasing decisions. Alternatively, customers may purchase a competitor’s product because of such uncertainty. Further, customer concerns about changes or delays in Brocade’s, Foundry’s or the combined company’s product roadmap may negatively affect customer purchasing decisions. Customers could also be reluctant to purchase the products and services of Foundry or Brocade due to uncertainty about the direction of the combined company’s technology, products and services, and willingness to support and service existing products that may be discontinued. In addition, customers, OEMs, distributors, resellers, value added resellers, or VARs, and others may also seek to change existing agreements with Foundry or Brocade as a result of the merger. OEMs, resellers, distributors, VARs and other third parties of strategic importance may delay or refuse to certify, support or promote Foundry’s or Brocade’s technology, products and services due to uncertainty created by the merger. If Brocade’s or Foundry’s customers delay or defer purchasing decisions, or choose to purchase from a competitor, the revenues of Brocade and Foundry, respectively, and the revenues of the combined company, could materially decline or any anticipated increases in revenue could be lower than expected.

If Brocade is unable to finance the merger, the merger will not be completed.

Brocade intends to finance the merger with debt financing, existing cash balances of Brocade and Foundry, Brocade stock and cash flow from operations. To this end, Brocade has received commitments from lenders to provide an aggregate of up to $1.625 billion in financing for the merger, comprised of senior secured credit facilities of up to $1.125 billion, which consist of (x) a term loan facility of up to $1.0 billion in aggregate principal amount and (y) a revolving credit facility of up to $125.0 million, and a senior unsecured bridge loan facility of up to $500.0 million, in the event that Brocade does not issue such amount of senior unsecured notes and/or convertible notes at or prior to the time the merger is completed. Although Brocade has entered into the financing commitment letter with Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A. and Morgan Stanley Senior Funding, Inc., the commitment includes customary conditions to funding, including, without limitation, the closing of the proposed credit facilities on or before the expiration date of the commitment letter, there not having occurred since March 31, 2008 a change, occurrence or development that has or would reasonably be expected to have a material adverse effect, as defined in the merger agreement, on Foundry and its subsidiaries, the creation of security interests in the collateral for the secured facility, the execution and delivery of definitive documentation and closing documents, the completion of the merger in accordance with the terms and conditions of the merger agreement, without any amendments or modifications to the merger agreement that are materially adverse to the lenders without consent of the agents, the absence of certain other indebtedness, the receipt of customary consents and approvals, the payment of required fees and expenses in accordance with the financing commitment letter, a minimum level of unrestricted cash on the completion date of the merger after giving effect to the merger, the absence of any competing financing for Brocade, Foundry or their respective affiliates and the availability of a prospectus or an offering memorandum, as applicable, for the issuance of the senior unsecured notes and/or convertible notes.

In addition, during the third week of September 2008, the U.S. financial market indexes experienced steep declines and the available supply of credit generally tightened following, among other things, the placement of mortgage lenders Fannie Mae and Freddie Mac into conservatorship of the Federal Housing Finance Agency, the announcement that Lehman Brothers Holdings Inc. would file for bankruptcy protection, the proposed sale of Merrill Lynch & Co. and the U.S. government’s emergency loan to ensure American International Group. In light of these developments, concerns by investors regarding the stability of the U.S. financial system may make it more difficult for Brocade to complete the contemplated financing, and such developments could also result in less favorable commercial financing terms, including higher interest rates or costs and tighter operating covenants.

In the event that the financing described in the financing commitment letter is not available, other financing may not be available on acceptable terms, in a timely manner or at all. If other financing becomes necessary and

Brocade is unable to secure such additional financing, the merger will not be completed. In the event of a termination of the merger agreement due to Brocade’s inability to obtain the necessary financing to complete the merger, Brocade may be obligated to pay a termination fee to Foundry in the amount of $85 million. Foundry agreed in the merger agreement that if this termination fee becomes payable, Foundry’s right to receive the termination fee would be the sole and exclusive remedy of Foundry, its subsidiaries and their respective stockholders and affiliates for, and Foundry and its subsidiaries would be deemed to have waived all other remedies (including equitable remedies) with respect to, (i) any failure of the merger to be completed, and (ii) any breach by Brocade of its obligation to complete the merger or any other covenant, obligation, representation, warranty or other provision set forth in the merger agreement. Accordingly, Foundry could not force Brocade to complete the merger or seek monetary damages or any other remedy beyond the amount of the termination fee. In addition, Foundry has agreed that, other than Brocade’s obligation to pay Foundry’s this termination fee, if and when it becomes payable, Brocade will have no liability of any nature to Foundry, its subsidiaries or their respective stockholders or affiliates in the event that Brocade is unable to obtain the necessary financing to complete the merger.

Brocade will take on substantial additional indebtedness to finance the merger, which will decrease Brocade’s business flexibility and increase its borrowing costs.

Upon completion of the merger, Brocade will increase its indebtedness by approximately $1.5 billion. The financial and other covenants agreed to by Brocade in connection with such indebtedness and the increased indebtedness and higher debt-to-equity ratio of Brocade in comparison to that of Brocade on a recent historical basis will have the effect, among other things, of reducing the flexibility of Brocade to respond to changing business and economic conditions and increasing borrowing costs. In addition, the terms and conditions of such indebtedness may not be favorable to Brocade, and as such, could further increase the cost of the merger, as well as the overall burden of such indebtedness upon Brocade and Brocade’s business flexibility. Unfavorable debt financing terms may also adversely affect Brocade’s financial results.

The integration of Foundry into Brocade may result in significant expenses and accounting charges that adversely affect Brocade’s operating results and financial condition.

In accordance with generally accepted accounting principles, Brocade will account for the merger using the purchase method of accounting. The financial results of Brocade may be adversely affected by the resulting accounting charges incurred in connection with the merger. Brocade also expects to incur additional costs associated with combining the operations of Brocade and Foundry, which may be substantial. Additional costs may include: costs of employee redeployment; relocation and retention bonuses; accelerated amortization of deferred equity compensation and severance payments; reorganization or closure of facilities; taxes; advisor and professional fees and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease Brocade’s net income and earnings per share for the periods in which those adjustments are made. The price of Brocade’s common stock could decline to the extent Brocade’s financial results are materially affected by the foregoing charges and costs, or if the foregoing charges and costs are larger than anticipated. The completion of the merger may result in dilution of future earnings per share to the stockholders of Brocade. It may also result in greater net losses or a weaker financial condition compared to that which would have been achieved by either Brocade or Foundry on a stand-alone basis. In addition, the charges and costs described above may not be reflected in the unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus and the unaudited pro forma condensed combined financial statements may not be indicative of the actual results of the combined company following the merger.

The announcement and pendency of the merger could cause disruptions in the businesses of Brocade and Foundry, which could have an adverse effect on their respective business and financial results, and consequently on the combined company.

Brocade and Foundry have operated and, until the completion of the merger, will continue to operate, independently. Uncertainty about the effect of the merger on employees, customers, distributors and suppliers may have an adverse effect on Brocade and Foundry and consequently on the combined company. These uncertainties may impair Brocade’s and Foundry’s ability to retain and motivate key personnel and could cause customers, distributors, suppliers and others with whom each company deals to seek to change existing business relationships which may materially and adversely affect their respective businesses. Due to the limited termination rights agreed to by the parties in the merger agreement, Brocade and Foundry may be obligated to complete the merger in spite of the adverse effects resulting from the disruption of Brocade’s and Foundry’s ongoing businesses. Furthermore, this disruption could adversely affect the combined company’s ability to maintain relationships with customers, distributors, suppliers and employees after the merger or to achieve the anticipated benefits of the merger. Each of these events could adversely affect Brocade and Foundry in the near term and the combined company thereafter if the merger is completed.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of Brocade and Foundry.

Completion of the merger is subject to a number of conditions, including obtaining requisite regulatory and Foundry stockholder approval. Foundry and/or Brocade may be unable to obtain such approvals on a timely basis or at all. If the merger is not completed, the price of Foundry and Brocade common stock may decline. If the merger is not completed, the ongoing business of Brocade and Foundry may be adversely affected and, without realizing any of the benefits of having completed the merger, Brocade and Foundry will be subject to a number of risks, including the following:

•	Foundry may be required to pay Brocade a termination fee of $85 million if the merger is terminated under certain circumstances, or Brocade may be required to pay Foundry a termination fee of $85 million if the merger is terminated under certain other circumstances, all as described in the merger agreement;

•	Foundry will be required to reimburse expenses incurred by Brocade in connection with the merger and the other transactions contemplated by the merger agreement, up to a maximum of $10 million, if Foundry’s stockholders do not adopt the merger agreement by the requisite stockholder vote.

•	Brocade and Foundry will be required to pay certain costs relating to the merger, whether or not the merger is completed;

•	matters relating to the merger (including integration planning) may require substantial commitments of time and resources by Brocade and Foundry management, which could otherwise have been devoted to other opportunities that may have been beneficial to Brocade and Foundry, as the case may be.

Brocade and Foundry could also be subject to litigation related to any failure to complete the merger. If the merger is not completed, these risks may materialize and may adversely affect Brocade’s and Foundry’s business, financial results and stock price.

Foundry, and subsequently the combined company, must continue to retain and motivate executives and key employees and recruit new employees, which may be difficult in light of uncertainty regarding the merger, and failure to do so could seriously harm the combined company.

For the merger to be successful, during the period before the merger is completed, Foundry must continue to retain and motivate executives and other key employees and recruit new employees. The combined company must also be successful at retaining key employees following the completion of the merger. Experienced personnel in the networking and network security industries are in high demand and competition for their talents is intense. Employees of Foundry may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. These potential distractions of the merger may adversely affect the ability of Foundry or the combined company to attract, motivate and retain executives and key employees and keep them focused on applicable strategies and goals. Any failure by Foundry or the combined company to retain and motivate executives and key employees during the period prior to or after the completion of the merger could seriously harm the business of Foundry or the combined company.

Because the market price of Brocade common stock will fluctuate, Brocade common stock may not maintain its current value and the value of the Brocade common stock issued pursuant to the merger will not be known until the completion of the merger.

Upon the completion of the merger, each share of Foundry common stock outstanding immediately prior to the merger will be converted into the right to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock. Because the exchange ratio for the Brocade common shares to be issued pursuant to the merger has been fixed, the value of the merger consideration will depend in part upon the market price of Brocade common stock. The value of the fraction of a share of Brocade common stock included in the merger consideration could be higher or lower than it was at the time the merger consideration was negotiated. The share price of Brocade common stock is subject to the general price fluctuations in the market for publicly-traded equity securities, and the price of Brocade’s common stock has experienced significant volatility in the past. Brocade and Foundry urge you to obtain recent market quotations for Brocade common stock. Brocade cannot predict or give any assurances as to the market price of its common stock at any time before or after the completion of the merger. Foundry is not permitted to terminate the merger agreement or re-solicit the vote of its stockholders solely because of changes in the market price of Brocade’s stock. Stock price changes may result from a variety of factors, including changes in the respective business operations and prospects of Brocade and Foundry, changes in general market and economic conditions, and regulatory considerations. Many of these factors are beyond the control of Brocade or Foundry.

The market price of Brocade common stock at the effective time of the merger may vary from the closing price of Brocade common stock on the date the merger was announced, on the date that this proxy statement/prospectus is mailed to Foundry stockholders and on the date of the Foundry special meeting at which stockholders will be asked to vote in favor of the proposal to adopt the merger agreement. Accordingly, at the time of the special meeting, Foundry stockholders will not know or be able to calculate the value of the fraction of a share of Brocade common stock included in the merger consideration. Further, the merger agreement provides that Brocade may delay the completion of the merger until October 27, 2008, the first business day of its next fiscal year, and completion of the merger will depend on the satisfaction or waiver of conditions to completion set forth in the merger agreement. There is currently no way to predict the changes that may occur in Brocade’s and Foundry’s respective businesses, operations and prospects or in the industry generally that may occur during the period prior to the completion of the merger.

The required regulatory approvals may not be obtained or may contain materially burdensome conditions.

Completion of the merger is conditioned upon the receipt of certain governmental approvals, including the expiration or termination of the applicable waiting period under the HSR Act and under the German Act Against Restraints on Competition. Although Brocade and Foundry have agreed in the merger agreement to use their reasonable best efforts to obtain the requisite governmental approvals and the applicable waiting period under the HSR Act has expired, and clearance has been received under the German Act Against Restraints on Competition, there can be no assurance that any additional required approvals will be obtained. In addition, the governmental authorities from which any additional approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger. While Brocade and Foundry do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of jeopardizing or delaying completion of the merger or reducing the anticipated benefits of the merger. If Brocade becomes subject to any material conditions in order to obtain any approvals required to complete the merger, the business and results of operations of the combined company may be adversely affected. Brocade may also elect to challenge and litigate conditions or changes proposed by governmental authorities. Any such litigation could be costly and divert management’s attention from the business. There is also no assurance that Brocade will be successful in any such litigation.

Foundry’s obligation to pay a termination fee under certain circumstances and the restrictions on its ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other companies from trying to acquire Foundry.

Until the merger is completed or the merger agreement is terminated, with limited exceptions, the merger agreement prohibits Foundry from entering into, soliciting or engaging in negotiations with respect to any acquisition proposal or offer for a merger or other business combination with a party other than Brocade. Foundry has agreed to pay Brocade a termination fee of $85 million under specified circumstances. These provisions could discourage other companies from trying to acquire Foundry for a higher price.

The market price of the shares of Foundry common stock may be affected by factors different from, or in addition to, those affecting the market price of the shares of Brocade common stock.

Upon completion of the merger, holders of Foundry common stock will be entitled to become holders of Brocade common stock. Brocade’s businesses differ from, or are in addition to, those of Foundry, and accordingly, the results of operations of the combined company, and therefore the market price of Brocade common stock, will be affected by factors that are different from those currently affecting the results of operations of Foundry and the market price of Foundry common stock. For a discussion of the businesses of Brocade and Foundry and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to in the section entitled “Documents Incorporated by Reference” beginning on page 142 of this proxy statement/prospectus.

The shares of Brocade common stock to be received by Foundry stockholders pursuant to the merger will have different rights from the shares of Foundry common stock.

Upon completion of the merger, holders of Foundry common stock will become holders of Brocade common stock which will have different rights from the shares of Foundry common stock. For a comparison of the different rights, see the section entitled “Comparison of Stockholder Rights” beginning on page 129 of this proxy statement/prospectus. In addition, an investment in Brocade common stock has different risks than an investment in Foundry common stock. Former holders of Foundry common stock will be subject to risks associated with Brocade upon exchange of their shares of Foundry common stock for Brocade common stock that are different from or in addition to the risks associated with Foundry.

Issuances of shares of Brocade common stock in connection with the merger and the resale thereof may cause the market price of shares of Brocade common stock to decline.

As of August 19, 2008, Brocade had approximately 371,865,762 shares of common stock outstanding, and approximately 43,651,690 shares issuable upon the exercise of outstanding stock options and other equity-based awards. In addition, Brocade has filed a registration statement to register any shares of its common stock in connection with the financing of the merger. The issuance of these new shares and additional shares that may become issuable from time to time upon the exercise of Foundry stock options and restricted stock units that are converted into Brocade stock options or restricted stock units in the merger or that may become issuable upon conversion of any convertible debt securities that Brocade may issue to finance the merger could negatively affect the market price for shares of Brocade common stock. Also former holders of Foundry securities may decide to sell rather than hold the shares of Brocade common stock they receive in connection with the merger, which could negatively affect the market price for shares of Brocade common stock.

Directors and executive officers of Foundry have certain interests in the merger that are different from, or in addition to, the interest of Foundry stockholders in recommending that you vote in favor of the proposal to adopt the merger agreement.

When considering the Foundry board of directors’ recommendation that the Foundry stockholders vote in favor of the proposal to adopt the merger agreement, Foundry stockholders should be aware that directors and executive officers of Foundry have interests in the merger that may be different from, or in addition to, the interests of Foundry stockholders. These interests include, among others:

•	with respect to certain executive officers of Foundry (other than its chief executive officer):

•	the eligibility to receive certain severance payments in the event the executive officer’s employment is terminated by Foundry without “cause” or is terminated by the executive officer for “good reason” (as such terms are defined in the applicable agreement) during the period commencing three months prior to the completion date of the merger and ending on the first anniversary of the merger,

•	partial acceleration of vesting of restricted stock units granted to the executive officer on July 31, 2008 in the event his or her employment is terminated by Foundry or Brocade in connection with the merger prior to July 31, 2009, and

•	full acceleration of vesting of all other Foundry stock-based awards held by the executive officer in the event the executive officer’s employment is terminated by Foundry without “cause” or is terminated by the executive officer for “good reason” during the period commencing three months prior to the completion date of the merger and ending on the first anniversary of the merger;

•	the continued indemnification of the directors and officers of Foundry under existing indemnification agreements and Foundry’s charter documents and their continued coverage by directors’ and officers’ liability insurance after the merger;

•	the retention of some of the executive officers of Foundry as officers, employees or consultants of Brocade or its subsidiaries following the merger; and

•	with respect to the directors of Foundry, full acceleration of vesting of Foundry stock-based awards granted to them in their capacities as directors of Foundry.

These interests, among others, may influence Foundry’s directors in making their recommendation that you vote in favor of the proposal to adopt the merger agreement. For a more detailed description of the interests of the directors and executive officers of Foundry, please see the section entitled “Proposal No. 1 — The Merger — Interests of Foundry Directors and Executive Officers in the Merger” beginning on page 81 of this proxy statement/prospectus.

Integrating Brocade and Foundry may divert management’s attention away from the combined company’s operations.

Successful integration of Brocade’s and Foundry’s operations, products and personnel may place a significant burden on the combined company’s management and internal resources. Brocade may also experience difficulty in effectively integrating the different cultures and practices of Foundry, as well as in assimilating Foundry’s broad and geographically dispersed personnel. Further, the difficulties of integrating Foundry could disrupt the combined company’s ongoing business, distract its management focus from other opportunities and challenges, and increase the combined company’s expenses and working capital requirements. The diversion of management attention and any difficulties encountered in the transition and integration process could harm the combined company’s business, financial condition and results of operations.

Risks Related to Foundry

Foundry’s business and results of operations may be affected by the announcement of the merger.

On July 21, 2008, Foundry entered into the merger agreement with Brocade. The pending merger could have an adverse effect on Foundry’s revenue in the near-term if customers delay, defer or cancel purchases pending completion of the merger. While Foundry is attempting to mitigate this risk through communications with its customers, current and prospective customers could be reluctant to purchase its equipment, software and/or services due to potential uncertainty about the direction of the combined company’s product offerings and the combined company’s support and service of existing products. To the extent that the pending merger creates uncertainty among customers or Foundry employees such that one large customer, or a significant group of small customers, delays purchase decisions pending completion of the merger, or employees depart Foundry or become distracted, Foundry’s results of operations and ability to operate profitably could be negatively affected. Decreased revenue and a failure to be profitable could have a variety of adverse effects, including negative consequences to Foundry’s relationships with, and ongoing obligations to, customers, suppliers, employees, business partners, and others with whom Foundry has business relationships. In addition, Foundry’s quarterly operating results could be substantially below the expectations of market analysts, which could cause a decline in its stock price.

Foundry may suffer additional consequences if the merger is not completed.

If the merger is not completed, Foundry could suffer a number of consequences that may adversely affect its business, results of operations and stock price, including the following:

•	Foundry would not realize the benefits it expects from becoming a part of a combined company with Brocade, including the potentially enhanced financial and competitive position;

•	activities relating to the merger and related uncertainties may divert Foundry’s management’s attention from its day-to-day business and cause disruptions among its employees and to its relationships with customers and business partners, thus detracting from Foundry’s ability to grow revenue and minimize costs and possibly leading to a loss of revenue and market position that it may not be able to regain if the merger does not occur;

•	the market price of Foundry’s common stock could decline following an announcement that the merger has been abandoned, to the extent that the current market price reflects a market assumption that the merger will be completed;

•	Foundry could be required to pay Brocade a termination fee and provide reimbursement to Brocade for certain costs incurred;

•	Foundry would remain liable for its costs related to the merger, such as legal and accounting fees and a portion of the investment banking fees;

•	Foundry may not be able to continue its present level of operations and therefore would have to scale back its present level of business and consider additional reductions in force; and

•	Foundry may not be able to take advantage of alternative business opportunities or effectively respond to competitive pressures.

Completion of the merger is subject to a number of conditions, which are described in the section entitled “Agreements Related to the Merger — The Merger Agreement — Conditions to Completion of the Merger” beginning on page 107 of this proxy statement/prospectus.

Intense competition in the market for networking solutions could prevent Foundry from maintaining or increasing revenue and sustaining profitability.

The market for networking solutions is intensely competitive. In particular, Cisco maintains a dominant position in this market and several of its products compete directly with Foundry’s products. Cisco’s substantial resources and market dominance have enabled it to reduce prices on its products within a short period of time following the introduction of these products, which typically causes its competitors to reduce prices and, therefore, the margins and the overall profitability of its competitors. Purchasers of networking solutions may choose Cisco’s products because of its longer operating history, broader product line and strong reputation in the networking market. In addition, Cisco may have developed, or could in the future develop, new technologies that directly compete with Foundry’s products or render its products obsolete. Foundry cannot provide assurance that it will be able to compete successfully against Cisco, currently the leading provider in the networking market.

Foundry also competes with other companies, such as 3Com, Alcatel-Lucent, Enterasys Networks, Extreme Networks, F5 Networks, Force 10 Networks, Hewlett-Packard Company, Huawei Technologies, Juniper Networks and Nortel Networks. Some of Foundry’s current and potential competitors have greater market leverage, longer operating histories, greater financial, technical, sales, marketing and other resources, more name recognition and larger installed customer bases. Additionally, Foundry may face competition from unknown companies and emerging technologies that may offer new LAN, MAN and LAN/WAN solutions. Furthermore, a number of these competitors may merge or form strategic relationships that would enable them to apply greater resources and sales coverage than Foundry can, and to offer, or bring to market earlier, products that are superior to Foundry’s in terms of features, quality, pricing or a combination of these and other factors. For example, Alcatel combined with Lucent in 2006.

To remain competitive, Foundry must, among other things, invest significant resources in developing new products, enhance its current products and maintain customer satisfaction. In addition, Foundry must make certain its sales and marketing capabilities allow it to compete effectively against its competitors. If Foundry fails to do so, its products may not compete favorably with those of its competitors and its revenue and profitability could suffer.

Foundry must continue to introduce new products with superior performance and features in a timely manner in order to sustain and increase its revenue, and if Foundry fails to predict and respond to emerging technological trends and customers’ changing needs, its operating results may suffer.

The networking industry is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, and evolving industry standards. Therefore, in order to remain competitive, Foundry must introduce new products in a timely manner that offer substantially greater performance and support a greater number of ports per device, all at lower price points. Even if these objectives are accomplished, new products may not be successful in the marketplace, or may take more time than anticipated to start generating meaningful revenue. The process of developing new technology is complex and uncertain, and if Foundry fails to develop or obtain important intellectual property and accurately predict customers’ changing needs and emerging technological trends, its business could be harmed. Foundry must commit significant resources to develop new products before knowing whether its investments will eventually result in products the market will accept. After a product is developed, Foundry must be able to forecast sales volumes and quickly manufacture a sufficient volume of products and mix of configurations that meet customer requirements, all at low costs.

The life cycle of networking products can be as short as 18 to 24 months. The introduction of new products or product enhancements may shorten the life cycle of Foundry’s existing products or replace sales of some of its current products, thereby offsetting the benefit of even a successful product introduction, and may cause customers to defer purchasing its existing products in anticipation of the new products. This could harm Foundry’s operating results by decreasing sales, increasing its inventory levels of older products and exposing it to greater risk of product obsolescence. In addition, Foundry has experienced, and may in the future experience, delays in developing and releasing new products and product enhancements and in achieving volume manufacturing for such new products. This has led to, and may in the future lead to, delayed sales, increased expenses and lower quarterly revenue than anticipated. During the development of Foundry’s products, it has also experienced, and may in the future experience, delays in the development of critical components, which in turn has led to, and may in the future lead to, delays in product introductions.

Weak economic and market conditions or geopolitical turmoil may adversely affect Foundry’s revenue, gross margins and expenses.

Foundry’s revenue and operating results may fluctuate due to the effects of general economic conditions in the United States and globally, and, in particular, market conditions in the communications and networking industries. Additionally, there is an unknown risk that problems in the United States credit markets occasioned by problems in the United States housing market may expand such that it impacts the greater United States economy to the degree that it could negatively impact Foundry’s prospective financial service and retail customers as well as customer demand in other areas. If economic conditions in the United States worsen, Foundry may experience material negative effects on its business, operating results and financial condition. There can be no assurance that Foundry will be able to improve or even maintain its financial results or that economic and market conditions will not deteriorate. There is also the possibility that problems with the United States market will have a negative impact on the global economy or that political turmoil in other parts of the world, including terrorist and military actions, may weaken the global economy which can also negatively impact Foundry’s business.

Foundry’s gross margins and average selling prices of its products have decreased in the past and could decrease as a result of competitive pressures and other factors.

Foundry’s industry has experienced erosion of average product selling prices due to a number of factors, particularly competitive and macroeconomic pressures and rapid technological change. The average selling prices of Foundry’s products have decreased in the past and may continue to decrease in response to competitive pressures, increased sales discounts, new product introductions by its competitors or other factors. Both Foundry and its competitors occasionally lower sales prices in order to gain market share or create more demand. Furthermore, as a result of cautious capital spending in the technology sector, coupled with broader macro-economic factors, both Foundry and its competitors may pursue more aggressive pricing strategies in an effort to maintain sales levels. Such intense pricing competition could cause Foundry’s gross margins to decline and may adversely affect its business, operating results or financial condition.

Foundry’s gross margins may be adversely affected if it is unable to reduce manufacturing costs and effectively manage its inventory levels. Although management continues to closely monitor inventory levels, declines in demand for Foundry’s products could result in additional provisions for excess and obsolete inventory. Additionally, Foundry’s gross margins may be negatively affected by fluctuations in manufacturing volumes, component costs, the mix of product configurations sold and the mix of distribution channels through which its products are sold. For example, Foundry generally realizes higher gross margins on direct sales to an end user than on sales through resellers. As a result, any significant shift in revenue through resellers or to its OEMs could harm Foundry’s gross margins. In addition, if product or related warranty costs associated with Foundry’s products are greater than it has experienced, its gross margins may also be adversely affected.

Foundry’s investments in auction rate securities are subject to risks which may cause losses and affect the liquidity of these investments.

As of June 30, 2008, Foundry held $77.1 million of municipal note investments at fair value, which is net of $6.0 million in temporary unrealized losses, principally classified as long-term investments, with an auction reset feature, or auction rate securities, whose underlying assets were primarily in student loans. As of June 30, 2008, $74.6 million of its auction rate securities were held as long-term investments based on an estimated date when liquidity returns to these securities. As of June 30, 2008, $57.4 million of Foundry’s auction rate securities were rated AAA, and $19.7 million had AA credit rating. Auctions for some of these auction rate securities have recently failed, and there is no assurance that auctions on the remaining auction rate securities in Foundry’s investment portfolio will succeed. An auction failure means that the parties wishing to sell their securities could not do so as a result of a lack of buying demand. As a result of auction failures, Foundry’s ability to liquidate and fully recover the carrying value of its auction rate securities in the near term may be limited or not exist. These developments may result in the classification of some or all of these securities as long-term investments in Foundry’s condensed consolidated financial statements.

If the issuers of these auction rate securities are unable to successfully close future auctions and their credit ratings deteriorate, Foundry may in the future be required to record an impairment charge on these investments. Foundry may be required to wait until market stability is restored for these instruments or until the final maturity of the underlying notes (up to 33 years) to realize its investments’ recorded value.

Foundry depends on large, recurring purchases from certain significant customers, and a loss, cancellation or delay in purchases by these customers could negatively affect its revenue.

Sales to Foundry’s ten largest customers accounted for 22% and 27% of net product revenue for the six months ended June 30, 2008 and 2007, respectively. The loss of continued orders from any of Foundry’s more significant customers, such as the United States government or individual agencies within the United States government could cause its revenue and profitability to suffer. Foundry’s ability to attract new customers will depend on a variety of factors, including the cost-effectiveness, reliability, scalability, breadth and depth of its products. In addition, a change in the mix of Foundry’s customers, or a change in the mix of direct and indirect sales, could adversely affect its revenue and gross margins.

Although Foundry’s financial performance may depend on large, recurring orders from certain customers and resellers, it does not generally have binding commitments from them. For example:

•	Foundry’s reseller agreements generally do not require substantial minimum purchases;

•	Foundry’s customers can stop purchasing and its resellers can stop marketing its products at any time; and

•	Foundry’s reseller agreements generally are not exclusive and are for one-year terms, with no obligation of the resellers to renew the agreements.

Because Foundry’s expenses are based on its revenue forecasts, a substantial reduction or delay in sales of its products to, or unexpected returns from, customers and resellers, or the loss of any significant customer or reseller, could harm its business. Although Foundry’s largest customers may vary from period to period, it anticipates that its operating results for any given period will continue to depend on large orders from a small number of customers.

The United States government is a significant customer and has been one key to Foundry’s financial success. However, government demand is unpredictable and there is no guarantee of future contract awards.

As part of the changing economic environment, the United States government has become an important customer for the networking industry, and for Foundry in particular, representing approximately 17% and 15% of Foundry’s total revenue for the six months ended June 30, 2008 and 2007. The process of becoming a qualified government vendor, especially for high-security projects, takes considerable time and effort, and the timing of contract awards and deployment of Foundry’s products are hard to predict. Typically, six to twelve months may elapse between the initial evaluation of Foundry’s systems by governmental agencies and the execution of a contract. The revenue stream from these contracts is hard to predict and may be materially uneven between quarters. Government agency contracts are frequently awarded only after formal competitive bidding processes, which are often protracted and may contain provisions that permit cancellation in the event funds are unavailable to the government agency. Even if Foundry is awarded contracts, substantial delays or cancellations of purchases could result from protests initiated by losing bidders. In addition, government agencies are subject to budgetary processes and expenditure constraints that could lead to delays or decreased capital expenditures in certain areas. If Foundry fails to win significant government contract awards, if the government or individual agencies within the government terminate or reduce the scope and value of Foundry’s existing contracts, or if the government fails to reduce the budget deficit, Foundry’s financial results may be harmed. Additionally, government orders may be subject to priority requirements that may affect scheduled shipments to Foundry’s other customers.

Foundry purchases several key components for its products from sole sources; if these components are not available, its revenue may be adversely affected.

Foundry purchases several key components used in its products from suppliers for which it has no readily available alternative, or sole sources, and depends on supply from these sources to meet its needs. The inability of any supplier to provide Foundry with an adequate supply of key components, or the loss of any of its suppliers, may cause a delay in its ability to fulfill orders and may have a material adverse effect on its business and financial condition. Foundry believes lead-times for various components have lengthened as a result of economic uncertainty, which has made certain components scarce. As component demand increases and lead-times become longer, Foundry’s suppliers may increase component costs. If component costs increase, Foundry’s gross margins may also decline.

Foundry’s principal limited or sole-sourced components include high-speed dynamic and static random access memories, commonly known as DRAMs and SRAMs, ASICs, printed circuit boards, optical components, packet processors, switching fabrics, microprocessors and power supplies. Proprietary ASICs used in the manufacture of Foundry’s products are purchased from sole sources and may not be readily available from other suppliers as the development period required to fabricate its ASICs can be lengthy. In addition, Foundry’s newer product families integrate customizable network processors from sole source suppliers such as Marvell Technology Group Ltd. Foundry acquires these components through purchase orders and have no long-term commitments regarding supply or pricing from these suppliers. From time to time, Foundry has experienced shortages in allocations of components, resulting in delays in filling orders. Foundry may encounter shortages and delays in obtaining components in the future, which could impede its ability to meet customer orders. Foundry’s proprietary ASICs, which provide key functionality in its products, are fabricated in foundries operated by, or subcontracted by, Texas Instruments Inc., Fujitsu Ltd., and Broadcom Corp. An alternative supply for these ASICs would require an extensive development period.

Foundry depends on anticipated product orders to determine its material requirements. Lead-times for limited-sourced materials and components can be as long as six months, vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. Inventory management remains an area of focus as Foundry balances the need to maintain strategic inventory levels to ensure competitive lead-times with the risk of inventory obsolescence due to rapidly changing technology and customer requirements. If orders do not match forecasts, or if Foundry does not manage inventory effectively, it may have either excess or insufficient inventory of materials and components, which could negatively affect its operating results and financial condition.

Foundry may be subject to litigation risks and intellectual property infringement claims that are costly to defend and could limit its ability to use certain technologies in the future. Additionally, Foundry may be found to infringe on intellectual property rights of others.

The networking industry is subject to claims and related litigation regarding patent and other intellectual property rights. Some companies claim extensive patent portfolios that may apply to the networking industry. As a result of the existence of a large number of patents and the rate of issuance of new patents in the networking industry, it is practically impossible for a company to determine in advance whether a product or any of its components may infringe upon intellectual property rights that may be claimed by others. From time to time third parties have asserted patent, copyright and trademark rights to technologies and standards that are important to Foundry. Additionally, third parties may in the future assert claims or initiate litigation against Foundry or its manufacturers, suppliers or customers alleging infringement of their intellectual property rights with respect to Foundry’s existing or future products. Foundry has in the past incurred, and may in the future incur, substantial expenses in defending against such third party claims. In the event of a determination adverse to Foundry, it could incur substantial monetary liability and be required to change its business practices. Either of these could have a material adverse effect on Foundry’s financial position, results of operations, or cash flows.

A number of companies have developed a licensing program in an attempt to realize revenue from their patent portfolios. Some of these companies have contacted Foundry regarding a license. Foundry carefully reviews all license requests, but is unwilling to license technology that it believes is not required for its product portfolio. However, any asserted license demand can require considerable effort and expense to review and respond. Moreover, a refusal by Foundry to a license request could result in threats of litigation or actual litigation, which, if or when initiated, could harm its business.

Foundry is a party to lawsuits in the normal course of its business. Litigation in general, and intellectual property and securities litigation in particular, can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Foundry believes that it has defenses in the lawsuits pending against it as indicated in Note 6, “Commitments and Contingencies — Litigation,” to its condensed consolidated financial statements contained in Foundry’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 incorporated by reference into this proxy statement/prospectus, and Foundry is vigorously contesting these allegations. Responding to the allegations has been, and probably will continue to be, expensive and time-consuming for Foundry. An unfavorable resolution of the lawsuits could adversely affect Foundry’s business, results of operations, or financial condition.

If Foundry fails to protect its intellectual property, its business and ability to compete could suffer.

Foundry’s success and ability to compete are substantially dependent on its internally developed technology and know-how. Foundry’s proprietary technology includes its hardware architectures, its IronWare software, its IronView network management software, and certain mechanical designs. Foundry relies on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions on disclosure to protect its intellectual property rights in these proprietary technologies. Although Foundry has patent applications pending, there can be no assurance that patents will be issued from pending applications, or that claims allowed on any future patents will be sufficiently broad to protect its technology.

Foundry provides software to customers under license agreements included in the packaged software. These agreements are not negotiated with or signed by the licensee, and thus may not be enforceable in some jurisdictions. Despite Foundry’s efforts to protect its proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. These precautions may not prevent misappropriation or infringement of Foundry’s intellectual property. Monitoring unauthorized use of Foundry’s products is difficult and the steps it has taken may not prevent misappropriation of its technology, particularly in some foreign countries in which the laws may not protect its proprietary rights as fully as in the United States.

The matters relating to Foundry’s Special Committee investigation into its stock option granting practices and the restatement of its financial statements have exposed it to civil litigation claims, regulatory proceedings and government proceedings which could burden Foundry and have a material adverse effect on it.

The inquiries by the U.S. Department of Justice, or the DOJ, and the SEC into, and the investigation by the Special Committee of Foundry’s Audit Committee of, Foundry’s past stock option granting practices and the restatement of its fiscal 1999-2005 financial statements have exposed it to greater risks associated with litigation, regulatory proceedings and government inquiries and enforcement actions. Foundry cooperated with the SEC, and on March 21, 2008, the SEC sent Foundry a letter informing it that the SEC’s investigation had been terminated and that no enforcement action was recommended to the Commission. Foundry now considers the SEC inquiry to be closed. Several derivative complaints have been filed in state and federal courts against Foundry’s current directors, some of its former directors and some of its current and former executive officers pertaining to allegations relating to stock option grants. Subject to certain limitations, Foundry is obligated to indemnify its current and former directors, officers and employees in connection with the investigation of its historical stock option practices, the derivative actions, and any future government inquiries, investigations or actions. These actions and inquiries could require Foundry to expend significant management time and incur significant legal and other expenses, and could result in civil and criminal actions seeking, among other things, injunctions against Foundry and the payment of significant fines and penalties, which could have a material adverse effect on its financial condition, business, results of operations and cash flow.

  Foundry’s reliance on third-party manufacturing vendors to manufacture its products may cause a delay in its ability to fill orders which could cause it to lose revenue.

Subassemblies for certain products and some complete products are manufactured by contract manufacturers. Foundry then perform final assembly and testing of these products. In addition, some Foundry-branded products are manufactured by third party OEMs. Foundry’s agreements with some of these companies allow them to procure long lead-time component inventory on its behalf based on a rolling production forecast provided by Foundry. Foundry is contractually obligated to purchase long lead-time component inventory procured by certain suppliers and third-party manufacturers in accordance with its forecasts, although it can generally give notice of order cancellation at least 90 days prior to the delivery date. If actual demand for Foundry’s products is below its projections, Foundry may have excess inventory as a result of its purchase commitments. Foundry does not have long-term contracts with these suppliers and third-party manufacturers.

Foundry has experienced delays in product shipments from its contract manufacturers and OEMs, which in turn delayed product shipments to its customers. In addition, certain of Foundry’s products require a long manufacturing lead-time, which may result in delayed shipments. Foundry may in the future experience similar delays or other problems, such as inferior quality, insufficient quantity of product, or acquisition by a competitor or business failure of any of its OEMs, any of which could harm its business and operating results.

Foundry intends to regularly introduce new products and product enhancements, which will require it to rapidly achieve volume production by coordinating its efforts with its suppliers and contract manufacturers. Foundry attempts to adjust its material purchases, contract manufacturing capacity and internal test and quality functions to meet anticipated demand. The inability of Foundry’s contract manufacturers or OEMs to provide it with adequate supplies of high-quality products, the loss of any of Foundry’s third-party manufacturers, or the inability to obtain components and raw materials, could cause a delay in Foundry’s ability to fulfill orders. Additionally, from time to time, Foundry transitions, via its contract manufacturers, to different manufacturing locations, including to lower-cost foreign countries. Such transitions are inherently risky and could cause a delay in Foundry’s ability to fulfill orders on a timely basis or in a deterioration in product quality.

  Foundry’s ability to increase its revenue depends on expanding its direct sales operations and reseller distribution channels and providing excellent customer support.

If Foundry is unable to effectively develop and retain its sales and support staff, or establish and cultivate relationships with its indirect distribution channels, its ability to grow and increase its revenue could be harmed. Additionally, if its resellers and system integrators are not successful in their sales efforts, sales of Foundry’s products may decrease and its operating results could suffer. Some of Foundry’s resellers also sell other companies’ products that compete with Foundry’s products. Resellers and system integrators typically sell directly to end-users and often provide system installation, technical support, professional services, and other support services in addition to network equipment sales. System integrators also typically integrate Foundry’s products into an overall solution, and a number of resellers and service providers are also system integrators. As a result, Foundry cannot assure that its resellers will market its products effectively or continue to devote the resources necessary to provide it with adequate sales, marketing and technical support. Additionally, if Foundry does not manage distribution of its products and services effectively, or if its resellers’ financial conditions or operations weaken, its revenue and gross margins could be adversely affected.

In an effort to gain market share and support its customers, Foundry has expanded and expects to continue to expand its direct sales operations and customer service staff to support new and existing customers. The timing and extent of such expansion are uncertain. Foundry currently outsources its technical support to a third-party provider in Australia to support its customers on that continent. In the future, Foundry may utilize third-party contractors in other regions of the world as part of its expansion effort. Expansion of Foundry’s direct sales operations, reseller channels, and customer service operations may not be successfully implemented, and the cost of any expansion may exceed the revenue generated.

  Foundry’s operations in international markets involve inherent risks that it may not be able to control. As a result, Foundry’s business may be harmed if it is unable to successfully address these risks.

Foundry’s success will depend, in part, on increasing international sales and expanding its international operations. Foundry’s international sales primarily depend on Foundry’s resellers, including Pan Dacom GmbH in Europe, Stark Technology in Taiwan, and Samsung Corporation in Korea. The failure of Foundry’s international resellers to sell its products could limit its ability to sustain and grow its revenue. There are a number of additional risks arising from Foundry’s international business, including:

•	seasonal reductions in business activity;

•	potential recessions in economies outside the United States;

•	adverse fluctuations in currency exchange rates;

•	difficulties in managing operations across disparate geographic areas;

•	export restrictions;

•	unexpected changes in regulatory requirements;

•	higher costs of doing business in foreign countries;

•	longer accounts receivable collection cycles;

•	potential adverse tax consequences;

•	difficulties associated with enforcing agreements through foreign legal systems;

•	infringement claims on foreign patents, copyrights, or trademark rights;

•	natural disasters and widespread medical epidemics;

•	military conflict and terrorist activities; and

•	political instability.

The factors described above could also disrupt Foundry’s product and component manufacturers and key suppliers located outside of the United States. One or more of such factors may have a material adverse effect on Foundry’s future international operations and, consequently, on its business, operating results and financial condition.

Generally, Foundry’s international sales are denominated in United States dollars. As a result, an increase in the value of the United States dollar relative to foreign currencies could make Foundry’s products less competitive on a price basis in international markets. Foundry invoices some of its international customers in local currencies, which could subject it to fluctuations in exchange rates between the United States dollar and the local currencies. See also Item 7A, “Quantitative and Qualitative Disclosures About Market Risk,” in Foundry’s Annual Report on Form 10-K for the year ended December 31, 2007 incorporated by reference into this proxy statement/prospectus for a review of certain risks associated with foreign exchange rates.

  Because Foundry’s financial results are difficult to predict and may fluctuate significantly, it may not meet quarterly financial expectations, which could cause its stock price to decline.

Foundry’s quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Foundry’s ability to increase revenue in the future is dependent on increased demand for its products and its ability to ship larger volumes of its products in response to such demand, as well as its ability to develop or acquire new products and subsequently achieve customer acceptance of newly introduced products. Delays in generating or recognizing revenue could cause Foundry’s quarterly operating results to be below the expectations of public market analysts or investors, which could cause the price of its common stock to fall. Foundry continues its practice of not providing quantitative guidance as to expected revenues for future quarters. In the future, Foundry may begin to provide quantitative guidance again, but could again discontinue the practice if it believes the business outlook is too uncertain to predict. Any such decision could cause Foundry’s stock price to decline.

Foundry may experience a delay in generating or recognizing revenue for a number of reasons. Unfulfilled orders at the beginning of each quarter are typically substantially less than Foundry’s expected revenue for that quarter. Therefore, Foundry depends on obtaining orders in a quarter for shipment in that quarter to achieve its revenue objectives. In addition, Foundry’s reseller agreements typically allow the reseller to delay scheduled delivery dates without penalty. Moreover, demand for Foundry’s products may fluctuate as a result of seasonality. For example, sales to the United States government are typically stronger in the third calendar quarter and demand from European customers is generally weaker in the summer months.

Orders are generally cancelable at any time prior to shipment. Reasons for cancellation could include Foundry’s inability to deliver products within the customer’s specified timeframe due to component shortages or high priority government orders that take precedence over commercial enterprise orders, as well as other reasons.

Foundry’s revenue for a particular period may also be difficult to predict and may be adversely affected if it experiences a non-linear, or back-end loaded, sales pattern during the period. Foundry typically experiences significantly higher levels of sales towards the end of a period as a result of customers submitting their orders late in the period or as a result of manufacturing issues or component shortages which may delay shipments. Such non-linearity in shipments can increase costs, as irregular shipment patterns result in periods of underutilized capacity and additional costs associated with higher inventory levels and inventory planning. Furthermore, orders received towards the end of the period may not ship within the period due to Foundry’s manufacturing lead times.

In addition, Foundry may incur increased costs and expenses related to sales and marketing (including expansion of its direct sales operations and distribution channels), customer support, expansion of its corporate infrastructure, legal matters, and facilities expansion. Foundry bases its operating expenses on anticipated revenue levels, and a high percentage of its expenses are fixed in the short-term. As a result, any significant shortfall in revenue relative to Foundry’s expectations could cause a significant decline in its quarterly operating results.

Because of the uncertain nature of the economic environment and rapidly changing market Foundry serves, period-to-period comparisons of operating results may not be meaningful. In addition, prior results for any period are not a reliable indication of future performance. In the future, Foundry’s revenue may remain the same, decrease or increase, and Foundry may not be able to sustain or increase profitability on a quarterly or annual basis. As a consequence, operating results for a particular quarter are extremely difficult to predict.

  Foundry needs additional qualified personnel to maintain and expand its business. If Foundry is unable to promptly attract and retain qualified personnel, its business may be harmed.

Foundry believe its future success will depend in large part on its ability to identify, attract and retain highly-skilled managerial, engineering, sales and marketing, finance and manufacturing personnel. Competition for these personnel can be intense, especially in the San Francisco Bay Area, and Foundry may experience some difficulty hiring employees in the timeframe it desires, particularly engineering and sales personnel. Volatility or lack of positive performance in Foundry’s stock price may also adversely affect its ability to retain key employees, most of whom have been granted stock options and/or restricted stock. In order to improve productivity, Foundry has historically used stock options and/or restricted stock to motivate and retain its employees. The additional compensation expense that must now be recognized in connection with grants of stock options and restricted stock may limit the attractiveness of using stock options and restricted stock as a primary incentive and retention tool. Foundry may not succeed in identifying, attracting and retaining personnel. The loss of the services of any of its key personnel, the inability to identify, attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could make it difficult for Foundry to manage its business and meet key objectives, such as timely product introductions.

Foundry’s success also depends to a significant degree on the continued contributions of its key management, engineering, sales and marketing, finance and manufacturing personnel, many of whom would be difficult to replace. In particular, Foundry believes that its future success may depend on Bobby R. Johnson, Jr., Foundry’s President and Chief Executive Officer. Foundry does not have employment contracts or key person life insurance for any of its personnel.

  Due to the lengthy sales cycles of some of Foundry’s products, the timing of its revenue is difficult to predict and may cause it to fail to meet its revenue expectations.

Some of Foundry’s products have a relatively high sales price, and their purchase often represents a significant and strategic decision by a customer. The decision by customers to purchase Foundry’s products is often based on their internal budgets and procedures involving rigorous evaluation, testing, implementation and acceptance of new technologies. As a result, Foundry’s sales cycle in these situations can be as long as 12 months and may vary substantially from customer to customer. While Foundry’s customers are evaluating its products and before they may place an order with Foundry, it may incur substantial sales and marketing expenses and expend significant management effort. Consequently, if sales forecasted from certain customers for a particular quarter are not realized in that quarter, Foundry may not meet Foundry’s revenue expectations.

  Foundry is required to expense equity compensation given to its employees, which has reduced its reported earnings, will significantly impact its operating results in future periods and may reduce its stock price and Foundry’s ability to effectively utilize equity compensation to attract and retain employees.

Foundry historically has used stock options as a significant component of its employee compensation program in order to align employees’ interests with the interests of its stockholders, encourage employee retention, and provide competitive compensation packages. The Financial Accounting Standards Board has adopted changes that require companies to record a charge to earnings for employee stock option grants and other equity incentives. Since adoption of this standard, effective January 1, 2006, Foundry has experienced a substantial increase in compensation costs, and the accounting change will further significantly impact its operating results in future periods. The adoption of this standard may require Foundry to reduce the availability and amount of equity incentives provided to employees, which may make it more difficult for Foundry to attract, retain and motivate key personnel. Moreover, if securities analysts, institutional investors and other investors adopt financial models that include stock option expense in their primary analysis of Foundry’s financial results, its stock price could decline as a result of reliance on these models with higher expense calculations. Each of these results could materially and adversely affect Foundry’s business.

  If Foundry does not adequately manage and evolve its financial reporting and managerial systems and processes, its ability to manage and grow its business may be harmed.

Foundry’s ability to implement its business plan and comply with regulations requires an effective planning and management process. Foundry expects that it will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage its business effectively in the future. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, could harm Foundry’s ability to accurately forecast sales demand, manage its supply chain and record and report financial and management information on a timely and accurate basis.

  If Foundry’s internal control over financial reporting or disclosure controls and procedures are not effective, there may be errors in its financial statements that could require a restatement or its filings may not be timely and investors may lose confidence in its reported financial information, which could lead to a decline in its stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires Foundry to evaluate the effectiveness of its internal control over financial reporting as of the end of each year, and to include a management report assessing the effectiveness of its internal control over financial reporting in each Annual Report on Form 10-K. Section 404 also requires Foundry’s independent registered public accounting firm to attest to, and report on its internal control over financial reporting.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because changes in conditions or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

As a result, Foundry cannot assure that significant deficiencies or material weaknesses in its internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties Foundry encounters in their implementation, could result in significant deficiencies or material weaknesses, cause it to fail to timely meet its periodic reporting obligations, or result in material misstatements in its financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding disclosure controls and the effectiveness of Foundry’s internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. The existence of a material weakness could cause investors to lose confidence in its reported financial information, leading to a decline in its stock price.

  If the merger does not occur, Foundry may engage in acquisitions that could result in dilution for its stockholders, disrupt its operations, cause it to incur substantial expenses and harm its business if it cannot successfully integrate the acquired business, products, technologies or personnel.

Although Foundry focuses on internal product development and growth, it may learn of acquisition prospects that would complement its existing business or enhance its technological capabilities. Any acquisition by Foundry could result in large and immediate write-offs, the incurrence of debt and contingent liabilities, or amortization expenses related to amortizable intangible assets, any of which could negatively affect its results of operations. Furthermore, acquisitions involve numerous risks and uncertainties, including:

•	difficulties in the assimilation of products, operations, personnel and technologies of the acquired companies;

•	diversion of management’s attention from other business concerns;

•	disruptions to Foundry’s operations, including potential difficulties in completing ongoing projects in a timely manner;

•	risks of entering geographic and business markets in which Foundry has no or limited prior experience;

•	exposure to third party intellectual property infringement claims; and

•	potential loss of key employees of acquired organizations.

Foundry may make acquisitions of complementary businesses, products or technologies in the future. Foundry may not be able to successfully integrate any businesses, products, technologies or personnel that might be acquired, and its failure to do so could harm its business.

  The timing of the adoption of industry standards may negatively affect widespread market acceptance of Foundry’s products.

Foundry’s success depends in part on both the adoption of industry standards for new technologies in its market and its products’ compliance with industry standards. Many technological developments occur prior to the adoption of the related industry standard. The absence or delay of an industry standard related to a specific technology may prevent market acceptance of products using the technology. Foundry intends to develop products using new technological advancements and may develop these products prior to the adoption of industry standards related to these technologies. As a result, Foundry may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of its engineers from alternative future product development efforts. Further, if the adoption of industry standards moves too quickly, Foundry may develop products that do not comply with a later-adopted industry standard, which could hurt its ability to sell these products. If the industry evolves to new standards, Foundry may not be able to successfully design and manufacture new products in a timely fashion that meet these new standards. Even after industry standards are adopted, the future success of Foundry’s products depends on widespread market acceptance of their underlying technologies. Attempts by third parties to impose licensing fees on industry standards could undermine the adoption of such standards and decrease industry opportunities.

  If Foundry’s products do not interface with its customers’ networks, its sales may be delayed or cancelled and its business could be harmed.

Foundry’s products need to interface with existing networks, each of which have different specifications and utilize multiple protocol standards and products from other vendors. Many of Foundry’s customers’ networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Foundry’s products will be required to interoperate with many or all of the products within these networks as well as future products to meet its customers’ requirements. If Foundry finds errors in the existing software or defects in the hardware used in Foundry’s customers’ networks, it may have to modify its software or hardware to fix or overcome these errors so that its products will interoperate and scale with the existing software and hardware, which could be costly and negatively impact its operating results. In addition, if Foundry’s products do not interface with those of its customers’ networks, demand for its products could be adversely affected, orders for its products could be cancelled or its products could be returned. This could hurt Foundry’s operating results, damage its reputation and seriously harm its business and prospects.

  If Foundry’s products contain undetected software or hardware errors, it could incur significant unexpected expenses and lost sales and be subject to product liability claims.

Foundry’s products are complex and may contain undetected defects or errors, particularly when first introduced or as new enhancements and versions are released. Despite Foundry’s testing procedures, these defects and errors may be found after commencement of commercial shipments. Any defects or errors in Foundry’s products discovered in the future or failures of its customers’ networks, whether caused by its products or another vendors’ products, could result in:

•	negative customer reactions;

•	product liability claims;

•	negative publicity regarding Foundry and its products;

•	delays in or loss of market acceptance of Foundry’s products;

•	product returns;

•	lost sales; and

•	unexpected expenses to remedy defects or errors.

Foundry may incur liabilities that are not subject to maximum loss clauses.

In the ordinary course of business, Foundry enters into purchase orders, sales contracts, and other similar contractual arrangements relating to the marketing, sale, manufacture, distribution, or use of its products and services. Foundry may incur liabilities relating to its failure to address certain liabilities or inability to perform certain covenants or obligations under such agreements, or which result from claims and losses arising from certain external events as outlined within the particular contract. Such agreements may not contain, or be subject to, maximum loss clauses, and liabilities arising from them may result in significant adverse changes to Foundry’s financial position or results of operations.

  Foundry’s products may not continue to comply with the regulations governing their sale, which may harm its business.

In the United States, Foundry’s products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that Foundry develops may be required to comply with regulations or standards established by telecommunications authorities in various countries, as well as those of certain international bodies. Recent environmental legislation within the European Union, or the EU, may increase Foundry’s cost of doing business internationally as it complies with and implements these new requirements. The EU has issued a directive on the restriction of certain hazardous substances in electronic and electrical equipment, or the RoHS Directive, and enacted the Waste Electrical and Electronic Equipment Directive, or WEEE Directive, to mandate the funding, collection, treatment, recycling, and recovery of WEEE by producers of electrical or electronic equipment into Europe. Under the RoHS Directive, specified electronic products which Foundry placed on the market in the EU on or after July 1, 2006 are required to meet restrictions on lead and certain other chemical substances. Implementation of the WEEE Directive in certain of the EU-member countries was delayed until a later date. Foundry has implemented measures to comply with the RoHS Directive and the WEEE Directive as individual countries issue their implementation guidance. Although Foundry believes its products are currently in compliance with domestic and international standards and regulations in countries in which it currently sells, there can be no assurance that its existing and future product offerings will continue to comply with evolving standards and regulations. If Foundry fails to obtain timely domestic or foreign regulatory approvals or certification, it may not be able to sell its products where these standards or regulations apply, which may prevent it from sustaining its revenue or maintaining profitability. Additionally, future changes in tariffs, or their application, by regulatory agencies could affect the sales of some of Foundry’s products.

  Foundry’s stock price has been volatile historically, which may make it more difficult to sell shares when needed at attractive prices.

The trading price of Foundry’s common stock has been, and may continue to be, subject to wide fluctuations. Foundry’s stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by Foundry or its competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, speculation in the press or investment community, and news reports relating to trends in its markets. In addition, the stock market in general, and technology companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of Foundry’s stock, regardless of its operating performance. Additionally, volatility or lack of positive performance in Foundry’s stock price may adversely affect its ability to retain key employees, most of whom have been granted stock options.

Anti-takeover provisions could make it more difficult for a third party to acquire Foundry.

The Foundry board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by its stockholders. Although as part of the merger, Foundry agreed not to issue any of these preferred shares without Brocade’s consent, Foundry would have the ability to issue such shares if the merger were not completed. The rights of holders of Foundry’s common stock may be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued by it in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Foundry without further action by its stockholders and may adversely affect the voting and other rights of the holders of common stock. Foundry has no present plans to issue shares of preferred stock. Further, certain provisions of Foundry’s charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Foundry, which could have an adverse effect on the market price of its stock. In addition, Foundry’s charter documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of its board of directors.

  Foundry’s operations could be significantly hindered by the occurrence of natural disasters, terrorist acts or other catastrophic events.

Foundry’s principal operations are susceptible to outages due to fire, floods, earthquakes, power loss, power shortages, telecommunications failures, break-ins and similar events. In addition, certain of Foundry’s local and foreign offices, OEMs, and contract manufacturers are located in areas susceptible to earthquakes and acts of terrorism, which could cause a material disruption in its operations. For example, Foundry procures critical components from countries such as Japan and Taiwan, which periodically experience earthquakes and typhoons. The prospect of such unscheduled interruptions may continue for the foreseeable future, and Foundry is unable to predict either their occurrence, duration or cessation. Foundry does not have multiple site capacity for all of its services in the event of any such occurrence. Despite Foundry’s implementation of network security measures, its servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with Foundry’s computer systems. Foundry may not carry sufficient insurance to compensate it for losses that may occur as a result of any of these events. Any such event could have a material adverse effect on Foundry’s business, operating results, and financial condition.

  Increases in Foundry’s provision for income taxes or adverse outcomes resulting from examination of its income or other tax returns could adversely affect its results.

Foundry’s provision for income taxes is subject to volatility and could be adversely affected by earnings being higher than anticipated; by changes in the valuation of its deferred tax assets and liabilities; by expiration of or lapses in the R&D tax credit laws; by tax effects of share-based compensation; by changes in tax exempt investments; or by changes in tax laws, regulations, accounting principles, including accounting for uncertain tax positions, or interpretations thereof. Significant judgment is required to determine the recognition and measurement attribute prescribed in Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, which Foundry adopted on January 1, 2007. In addition, FIN 48 applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact Foundry’s provision for income taxes or additional paid-in capital. Further, Foundry’s income in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from tax. In addition, Foundry is subject to examinations of its income tax returns by the Internal Revenue Service and other tax authorities. Foundry regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. There may be exposure that the outcomes from these examinations will have an adverse effect on Foundry’s operating results and financial condition.

Risks Related to Brocade

  Brocade’s future revenue growth depends on its ability to introduce new products and services on a timely basis and achieve market acceptance of these new products and services.

The market for data center networking solutions is characterized by rapidly changing technology and accelerating product introduction cycles. Brocade’s future success depends largely upon its ability to address the rapidly changing needs of its customers by developing and supplying high-quality, cost-effective products, product enhancements and services on a timely basis and by keeping pace with technological developments and emerging industry standards. This risk will likely become more pronounced as the data center networking markets become more competitive and as demand for new and improved technologies increases.

Brocade has introduced a significant number of new products in recent history, including products across its family of Data Center Infrastructure solutions, which accounts for a substantial portion of Brocade’s revenues. For example, in the fourth quarter of fiscal year 2007. Brocade announced its new Data Center Fabric architecture and plans to provide a wide range of new solutions, technologies and partnerships over the following six months, including new product offerings based on 8 Gigabit per second technology solutions. Other recent product introductions in the Data Center Infrastructure market include the Brocade DCXtm Backbone, the first in a new class of high-performance data center networking products designed to address the demanding requirements of the evolving data center.

Brocade must achieve widespread market acceptance of Brocade’s new products and service offerings in order to realize the benefits of Brocade’s investments. The rate of market adoption is also critical. The success of Brocade’s product and service offerings depends on numerous factors, including its ability to:

•	properly define the new products and services;

•	timely develop and introduce the new products and services;

•	differentiate Brocade’s new products and services from its competitors’ technology and product offerings;

•	address the complexities of interoperability of Brocade’s products with its installed base, OEM partners’ server and storage products and its competitors’ products; and

•	maintain high levels of product quality and reliability.

Various factors impacting market acceptance are outside of Brocade’s control, including the availability and price of competing products and alternative technologies; the cost of certain product subcomponents, which could reduce Brocade’s gross margins; product qualification requirements by Brocade’s OEM partners, which can cause delays in the market acceptance; and the ability of its OEM partners to successfully distribute, support and provide training for its products. If Brocade is not able to successfully develop and market new and enhanced products and services on a timely basis, its business and results of operations will likely be harmed.

  Brocade’s revenues may be affected by changes in domestic and international information technology spending and overall demand for data center solutions.

A significant portion of Brocade’s revenue is based on Data Center Infrastructure products, including switches, directors and embedded blades. In the past, unfavorable or uncertain economic conditions and reduced global information technology spending rates, including spending on Data Center Infrastructure, have adversely affected Brocade’s operating results. For example, in the latter half of fiscal 2007 and early 2008 the Data Center Infrastructure market experienced cautious enterprise spending in North America. Brocade is unable to predict changes in general economic conditions and when information technology spending rates will be affected. In addition, recent concerns about the economy, particularly in North America and parts of EMEA and Japan, may also adversely affect information technology spending and therefore increase the uncertainty related to demand for data center solutions. If there are future reductions in either domestic or international information technology spending rates, or if information technology spending rates do not improve, Brocade’s revenues, operating results and financial condition may be adversely affected.

Even if information technology spending rates increase, Brocade cannot be certain that the market for storage network and data center networking solutions will be positively impacted. Brocade’s storage networking products are sold as part of storage systems and subsystems. As a result, the demand for Brocade’s storage networking products has historically been affected by changes in storage requirements associated with growth related to new applications and an increase in transaction levels. Although in the past Brocade has experienced growth as enterprise-class customers have adopted storage area network technology, demand for data center products in the enterprise-class sector could be adversely affected if the overall economy weakens or experiences greater uncertainty, or if larger businesses decide to defer or cancel new equipment purchases. If information technology spending levels are restricted and new products improve Brocade’s customers’ ability to utilize their existing Data Center Infrastructure, the demand for data center solutions may decline. If this occurs, Brocade’s business and financial results will likely be harmed.

  Brocade is currently expanding its product and service offerings in new and adjacent markets and Brocade’s operating results will likely suffer if these initiatives are not successful.

Brocade has made a series of investments and plans to continue to invest, in offerings focused on new markets that are adjacent or related to Brocade’s traditional market, including new and emerging markets. For instance, Brocade has recently made a series of introductions in the emerging File Management market with additions and enhancements to its family of file data management solutions which includes Brocade StorageX, Brocade File Lifecycle Manager, the recently-introduced Brocade File Migration Engine. In addition, Brocade has added multiple new professional service offerings to its solution portfolio.

Brocade also recently announced its new host bus adapter, or HBA, product offerings in the Server Connectivity market. The HBA product offerings represent Brocade’s entry into a new market, which involves a number of risks. Market adoption of Brocade’s HBA product offerings is still early in the acceptance process and remains to be determined. While Brocade recently announced the general availability of its initial HBA products, Brocade’s HBA products are still going through the qualification process with certain partners. Also, Brocade’s HBA products may be subject to greater than anticipated pricing volatility, and there may be pricing competition from companies already established in the HBA product market. Failure to obtain appropriate pricing could negatively affect market adoption and Brocade’s ability to realize the full benefits from the substantial investments it has made and plans to continue to make in HBA products.

Part of Brocade’s growth strategy is to derive competitive advantage and drive incremental revenue growth through such investments. As a result, Brocade believes these new markets could substantially increase its total available market opportunities. Brocade cannot, however, be certain that it has accurately identified and estimated these market opportunities. Moreover, Brocade’s new strategic offerings may not achieve market acceptance or Brocade may not realize the full benefits from the substantial investments it has made and plans to continue to make. Brocade may also have only limited experience in these new markets given that such markets are adjacent or parallel to Brocade’s core market. As a result, Brocade may not be able to successfully penetrate or realize anticipated revenue from these new potential market opportunities. Brocade also faces greater challenges in accurately forecasting its revenue and margins with respect to these market opportunities.

Developing new offerings also requires significant upfront investments that may not result in revenue for an extended period of time, if at all. As Brocade seeks to diversify its product and service offerings into market segments such as HBAs and File Management solutions, Brocade expects to incur significant costs and expenses for product development, sales, marketing and customer services, most of which are fixed in the short-term or incurred in advance of receipt of corresponding revenue. In addition, these investments have caused and will likely continue to result in, higher operating expenses, and if they are not successful, Brocade’s operating income and operating margin will likely deteriorate. These new offerings may also involve costs and revenue structures that are different from those experienced in Brocade’s historical business, which could negatively impact Brocade’s operating results.

Because these new offerings may address different market needs than those it has historically addressed, Brocade may face a number of additional challenges, such as:

•	developing customer relationships both with new and existing customers;

•	expanding Brocade’s relationships with its existing OEM partners and end-users;

•	managing different sales cycles;

•	hiring qualified personnel with appropriate skill sets on a timely basis; and

•	establishing alternative routes to market and distribution channels.

Brocade’s new product and service offerings also may contain some features that are currently offered by Brocade’s OEM partners, which could cause conflicts with partners on whom Brocade relies to bring its current products to customers and thus negatively impact Brocade’s relationship with such partners.

Increased market competition may lead to reduced sales, margins, profits and market share.

The data center networking markets continue to be very competitive as new products, services and technologies are introduced by existing competitors and as new competitors enter these markets. Increased competition in the past has resulted in greater pricing pressure and reduced sales, margins, profits and market share. For example, Brocade expects to experience increased competition in future periods as other companies develop and introduce 8 Gigabit or other products that are intended to compete with Brocade’s new 8 Gigabit products. Moreover, new competitive products could be based on existing technologies or new technologies that may or may not be compatible with Brocade’s storage network technology and new data center architecture. While new technologies such as Fibre Channel over Ethernet, or FcoE, and non-Fibre Channel based emerging products utilizing Gigabit Ethernet, 10 Gigabit Ethernet, InfiniBand, or Internet Small Computer System Interface, represent future opportunities for further establishing or expanding Brocade’s market presence, they also could be disruptive to Brocade’s business if Brocade is not able to develop products that compete effectively.

In addition to competing technology solutions, Brocade faces significant competition from providers of Fibre Channel switching products for interconnecting servers and storage. These principle competitors include Cisco Systems and QLogic Corporation. Brocade also faces other competitors in markets adjacent to the SAN market, such as Cisco and F5 Networks in the File Management market and QLogic and Emulex in the Server Connectivity or HBA market. New competitors are likely to emerge from the existing Ethernet networking companies in the market as the FCoE standard becomes finalized and is introduced to the market. These competitors are likely to use emerging technologies and alternate routes-to-market (outside of Brocade’s traditional OEM channels) to compete with Brocade. In addition, Brocade’s OEM partners, who also have relationships with some of Brocade’s current competitors, could become new competitors by developing and introducing products that compete with Brocade’s product offerings, by choosing to sell Brocade’s competitors’ products instead of Brocade’s products, or by offering preferred pricing or promotions on Brocade’s competitors’ products. Competitive pressure will likely intensify as Brocade’s industry experiences further consolidation in connection with acquisitions by Brocade, its competitors and its OEM partners.

Some of Brocade’s competitors have longer operating histories and significantly greater human, financial and capital resources than Brocade does. Particularly as Brocade enters new adjacent markets, Brocade may face competitors with well-established market share and customer relationships. Brocade’s competitors could adopt more aggressive pricing policies than Brocade. Brocade believes that competition based on price may become more aggressive than it has traditionally experienced. Brocade’s competitors could also devote greater resources to the development, promotion and sale of their products than Brocade may be able to support and, as a result, be able to respond more quickly to changes in customer or market requirements. Brocade’s failure to successfully compete in the market would harm Brocade’s business and financial results.

Brocade’s competitors may also put pressure on Brocade’s distribution model of selling products to customers through OEM solution providers by focusing a large number of sales personnel on end-user customers or by entering into strategic partnerships. For example, one of Brocade’s competitors has formed a strategic partnership with a provider of network storage systems, which includes an agreement whereby Brocade’s competitor resells the storage systems of its partner in exchange for sales by the partner of Brocade’s competitor’s products. Such strategic partnerships, if successful, may influence Brocade to change Brocade’s traditional distribution model.

  Brocade depends on a limited number of OEM partners for a substantial portion of Brocade’s revenues and the loss of any of these OEM partners or a decrease in their purchases could significantly reduce Brocade’s revenues and negatively affect Brocade’s financial results.

Brocade depends on recurring purchases from a limited number of large OEM partners for a substantial portion of its revenue. As a result, these large OEM partners have a significant influence on Brocade’s quarterly and annual financial results. For fiscal years 2007, 2006 and 2005, the same three customers each represented ten percent or more of Brocade’s total revenues for a combined total of 68%, 73% and 71%, respectively. Brocade’s agreements with its OEM partners are typically cancelable, non-exclusive, have no minimum purchase requirements and have no specific timing requirements for purchases. Brocade’s OEM partners could also elect to reduce, or rebalance, the amount they purchase from Brocade and increase the amount purchased from Brocade’s competitors. Brocade anticipates that its revenues and operating results will continue to depend on sales to a relatively small number of OEM partners. The loss of any one significant OEM partner, or a decrease in the level of sales to any one significant OEM partner, or unsuccessful quarterly negotiation on key terms, conditions or timing of purchase orders placed during a quarter, would likely cause serious harm to Brocade’s business and financial results.

In addition, some of Brocade’s OEM partners purchase Brocade’s products for their inventories in anticipation of customer demand. These OEM partners make decisions to purchase inventory based on a variety of factors, including their product qualification cycles and their expectations of end customer demand, which may be affected by seasonality and their internal supply management objectives. Others require that Brocade maintain inventories of Brocade’s products in hubs adjacent to their manufacturing facilities and purchase Brocade’s products only as necessary to fulfill immediate customer demand. If more of Brocade’s OEM partners transition to a hub model, form partnerships, alliances or agreements with other companies that divert business away from Brocade, or otherwise change their business practices, their ordering patterns may become less predictable. Consequently, changes in ordering patterns may affect both the timing and volatility of Brocade’s reported revenues. The timing of sales to Brocade’s OEM partners and consequently the timing and volatility of Brocade’s reported revenues, may be further negatively affected by the product introduction schedules of Brocade’s OEM partners.

Brocade’s OEM partners evaluate and qualify Brocade’s products for a limited time period before they begin to market and sell them. Assisting Brocade’s OEM partners through the evaluation process requires significant sales, marketing and engineering management efforts on Brocade’s part, particularly if Brocade’s products are being qualified with multiple distribution partners at the same time. In addition, once Brocade’s products have been qualified, its customer agreements have no minimum purchase commitments. Brocade may not be able to effectively maintain or expand its distribution channels, manage distribution relationships successfully, or market its products through distribution partners. Brocade must continually assess, anticipate and respond to the needs of its distribution partners and their customers and ensure that its products integrate with their solutions. Brocade’s failure to successfully manage its distribution relationships or the failure of its distribution partners to sell Brocade’s products could reduce Brocade’s revenues significantly. In addition, Brocade’s ability to respond to the needs of its distribution partners in the future may depend on third parties producing complementary products and applications for Brocade’s products. If Brocade fails to respond successfully to the needs of these groups, its business and financial results could be harmed.

  Brocade’s failure to successfully manage the transition between its new products and its older products may adversely affect Brocade’s financial results.

As Brocade introduces new or enhanced products, Brocade must successfully manage the transition from older products to minimize disruption in customers’ ordering patterns, avoid excessive levels of older product inventories and provide sufficient supplies of new products to meet customer demands. For example, Brocade’s introduction of 4 Gigabit per second technology solutions that replaced many of Brocade’s 2 Gigabit products contributed to a quarterly drop in revenue in the third quarter of fiscal year 2005 and write-downs of $3.4 million and $1.8 million for excess and obsolete inventory during the third and fourth quarters of fiscal year 2005, respectively. When Brocade introduces new or enhanced products, such as new products based on the recently introduced 8 Gigabit technology, Brocade faces numerous risks relating to product transitions, including the inability to accurately forecast demand, address new or higher product cost structures and manage different sales and support requirements due to the type or complexity of the new products. In addition, any customer uncertainty regarding the timeline for rolling out new products or Brocade’s plans for future support of existing products, may negatively impact customer purchase decisions.

  Failure to manage expansion effectively could seriously harm Brocade’s business, financial condition and prospects.

Brocade continues to increase the scope of its operations domestically and internationally as a result of its expanded product and service offerings and acquisitions of other companies or businesses. In November 2007, Brocade announced that it reorganized its management structure to provide more dedicated focus on the Brocade’s growth opportunities, as well as allow Brocade to more easily accommodate and assimilate future acquisitions and new business initiatives. The new structure is organized around four distinct business units, each with its own general manager. Brocade’s ability to successfully implement its business plan, develop and offer products and manage expansion in a rapidly evolving market requires a comprehensive and effective planning and management process. Moreover, Brocade’s growth in business and relationships with customers and other third parties has placed, and will continue to place, a significant strain on management systems, employees, resources, intercompany communications and coordination, and may lead to increased costs. Failure to maintain and to continue to improve upon Brocade’s operational, managerial and financial controls, reporting systems, processes and procedures and/or Brocade’s failure to continue to expand, train and manage its work force worldwide, or control increased costs of its efforts to manage expansion could seriously harm Brocade’s business and financial results. In addition, Brocade recently opened a new manufacturing facility in Eastern Europe. The anticipated benefits of this new facility may not be realized, and Brocade may not recover the costs of this new facility if the growth in Brocade’s products, sales and marketing falls below its expectations.

  The failure to accurately forecast demand for Brocade’s products or the failure to successfully manage the production of Brocade’s products could negatively affect the supply of key components for Brocade’s products and Brocade’s ability to manufacture and sell Brocade’s products.

Brocade provides product forecasts to its contract manufacturers and places purchase orders with them in advance of the scheduled delivery of products to Brocade’s customers. Moreover, in preparing sales and demand forecasts, Brocade relies largely on input from its OEM partners. Therefore, if Brocade or its OEM partners are unable to accurately forecast demand, or if Brocade fails to effectively communicate with its distribution partners about end-user demand or other time-sensitive information, the sales and demand forecasts may not reflect the most accurate, up-to-date information. If these forecasts are inaccurate, Brocade may be unable to obtain adequate manufacturing capacity from its contract manufacturers to meet customers’ delivery requirements, or Brocade may accumulate excess inventories. Furthermore, Brocade may not be able to identify forecast discrepancies until late in its fiscal quarter. Consequently, Brocade may not be able to make adjustments to its business model. If Brocade is unable to obtain adequate manufacturing capacity from its contract manufacturers, if Brocade accumulates excess inventories, or if Brocade is unable to make necessary adjustments to Brocade’s business model, revenue may be delayed or even lost to Brocade’s competitors and Brocade’s business and financial results may be harmed. In addition, Brocade may experience higher fixed costs as it expands its contract manufacturer capabilities and be less able to react quickly if demand suddenly decreases.

Brocade’s ability to accurately forecast demand also may become increasingly more difficult as Brocade enters new or adjacent markets, begins phasing out certain products, or in the event of acquisitions of other companies or businesses. Forecasting demand for new or adjacent markets, particularly where the markets are not yet well-established, may be highly speculative and uncertain. For products that are nearing end of life or being replaced by new versions, it may be difficult to forecast how quickly to decrease production on the older products and ramp up production on the new products. Acquired companies or businesses may offer less visibility into demand than Brocade typically has experienced, may cause customer uncertainty regarding purchasing decisions and may use different measures to evaluate demand that are less familiar to Brocade and thus more difficult to accurately predict.

In addition, although the purchase orders placed with Brocade’s contract manufacturer are cancelable, in certain circumstances Brocade could be required to purchase certain unused material not returnable, usable by, or sold to other customers if Brocade cancels any of Brocade’s orders. This purchase commitment exposure is particularly high in periods of new product introductions and product transitions. If Brocade is required to purchase unused material from Brocade’s contract manufacturer, Brocade would incur unanticipated expenses and Brocade’s business and financial results could be negatively affected.

  The prices of Brocade’s products have declined in the past and Brocade expects the price of Brocade’s products to continue to decline, which could reduce Brocade’s revenues, gross margins and profitability.

The average selling price for Brocade’s products has declined in the past, and Brocade expects it to continue to decline in the future as a result of changes in product mix, competitive pricing pressure, increased sales discounts, new product introductions by Brocade or Brocade’s competitors, the entrance of new competitors or other factors. For example, while the pricing environment for the past several quarters has been more favorable than historical levels, price declines may increase as competitors ramp up product releases that compete with Brocade’s 4 Gigabit products. If Brocade is unable to offset any negative impact that changes in product mix, competitive pricing pressures, increased sales discounts, enhanced marketing programs, new product introductions by Brocade or Brocade’s competitors, or other factors may have on it by increasing the volume of products shipped or reducing product manufacturing cost, Brocade’s total revenues and gross margins will be negatively impacted.

In addition, to maintain Brocade’s gross margins Brocade must maintain or increase the number of products shipped, develop and introduce new products and product enhancements and continue to reduce the manufacturing cost of Brocade’s products. While Brocade has successfully reduced the cost of manufacturing Brocade’s products in the past, Brocade may not be able to continue to reduce cost of production at historical rates. Moreover, most of Brocade’s expenses are fixed in the short-term or incurred in advance of receipt of corresponding revenue. As a result, Brocade may not be able to decrease its spending quickly enough or in sufficient amounts to offset any unexpected shortfall in revenues. If this occurs, Brocade could incur losses, Brocade’s operating results and gross margins could be below expectations. Additionally, increased costs resulting from higher than anticipated oil prices and the volatility of the value of the US dollar may affect the costs of components used in Brocade’s products and negatively affect Brocade’s gross margins.

  Brocade is dependent on sole source and limited source suppliers for certain key components, the loss of which may significantly impact results of operations.

Brocade purchases certain key components used in the manufacture of its products from single or limited sources. Brocade purchases specific ASICs from a single source, and Brocade purchases microprocessors, certain connectors, small form-factor pluggable transceivers, logic chips, power supplies and programmable logic devices from limited sources. Brocade also licenses certain third-party software that is incorporated into Brocade’s operating system software and other software products. If Brocade is unable to obtain these and other components when required or Brocade experiences significant component defects, Brocade may not be able to deliver Brocade’s products to Brocade’s customers in a timely manner. As a result, Brocade’s business and financial results could be harmed.

In addition, the loss of any of Brocade’s major third party contract manufacturers could significantly impact Brocade’s ability to produce its products for an indefinite period of time. Qualifying a new contract manufacturer and commencing volume production is typically a lengthy and expensive process. If Brocade is required to change its contract manufacturer or if its contract manufacturer experiences delays, disruptions, capacity constraints, component parts shortages or quality control problems in its manufacturing operations, shipment of Brocade’s products to Brocade’s customers could be delayed and result in a loss of revenues and Brocade’s competitive position and relationship with customers could be harmed.

  Brocade has been named as a party to several class action and derivative action lawsuits arising from Brocade’s internal reviews and related restatements of Brocade’s financial statements during 2005, and Brocade may be named in additional litigation, all of which could require significant management time and attention and result in significant additional legal expenses as well as result in an unfavorable resolution that would likely have a material adverse effect on Brocade’s business, financial condition, results of operations and cash flows.

Brocade is subject to a number of lawsuits arising from Brocade’s internal reviews and the related restatements of Brocade’s financial statements in 2005, some filed on behalf of a class of Brocade’s stockholders against Brocade and certain of its former officers and current and former directors claiming violations of securities laws, and others filed derivatively, purportedly on behalf of Brocade, against certain of Brocade’s current and former officers and directors, and Brocade may become the subject of additional private actions. In addition, in August 2008 the Special Litigation Committee of Brocade’s board of directors filed a complaint against certain former officers and directors on behalf of Brocade asserting claims arising from the 2005 internal reviews and related restatements described above. The expenses associated with such litigation and other related litigation are significant. The amount of time to resolve these lawsuits is unpredictable and defending Brocade may divert management’s attention from the day-to-day operations of Brocade’s business, which could adversely affect Brocade’s business. Brocade also has certain indemnification obligations to certain current and former officers, directors and employees arising out of such litigation for, among other things, the advancement of certain legal expenses.

On May 30, 2008, Brocade reached an agreement in principle with the lead plaintiffs to settle the federal securities class action for a payment by Brocade of $160.0 million to the plaintiff class in exchange for the dismissal with prejudice of all claims against all defendants in the litigation. Based on the preliminary settlement, Brocade recorded an estimated settlement expense of $160.0 million in connection with the federal securities class action in the three months ended April 26, 2008. The settlement is subject to final documentation and approval by the Federal District Court. In addition, in estimating the tax provision in Brocade’s financial statements for the three and nine months ended July 26, 2008, Brocade has made an assumption regarding the timing of the future payment of this settlement. In doing so, Brocade has estimated that it will be deductible in the fiscal 2007 tax year. The actual timing of the deductibility of this settlement will be driven or influenced by several factors that may be beyond Brocade’s control including, but not limited to, the time it takes to document the agreement, the length of notice period required by the Federal District Court, when the settlement is approved by the Federal District Court, and when payment is made to the plaintiff class. If the timing of the deduction occurs outside of Brocade’s fiscal 2008 tax year, Brocade’s tax provision for fiscal year 2008 and the remaining periods therein may be impacted.

  Certain former officers and directors of Brocade are subject to ongoing actions by the SEC, the DOJ, Brocade and others, which have required, and may continue to require, a significant amount of legal expense pursuant to indemnification obligations of Brocade, which could adversely affect Brocade’s results of operations and cash flows.

Although Brocade reached a settlement in May 2007 with the SEC regarding the previously disclosed SEC investigation of Brocade’s historical stock option granting practices, the SEC, DOJ and various other third parties are continuing to investigate and pursue actions against certain former executive officers of Brocade. In addition, in August 2008, the Special Litigation Committee of Brocade’s Board of Directors filed a complaint against certain former officers and directors on behalf of Brocade, asserting claims arising from the 2005 internal reviews and related restatements described above. While those actions are targeted against certain former officers and directors and not Brocade, Brocade has certain indemnification obligations to such former officers and directors for, among other things, the advancement of legal expenses incurred in connection with such actions, which have required, and may continue to require, a significant amount of expense to Brocade. Whether Brocade may be entitled to recoup all or a portion of the expenses advanced by Brocade on behalf of such former officers and directors or recover for any losses resulting from certain actions of such former officers and directors is complex and may be affected by, among other things, various state laws, the interpretation of indemnification agreements and Brocade’s ability to collect any of such amounts.

  If Brocade loses key personnel or is unable to hire additional qualified personnel, Brocade’s business may be harmed.

Brocade’s success depends to a significant degree upon the continued contributions of key management, engineering, sales and other personnel, many of whom would be difficult to replace. Brocade believes its future success will also depend, in large part, upon Brocade’s ability to attract and retain highly skilled managerial, engineering, sales and other personnel, and on the ability of management to operate effectively, both individually and as a group, in geographically disparate locations. There are only a limited number of qualified personnel in the applicable market, and competition for such employees is fierce. Brocade has experienced difficulty in hiring qualified personnel in areas such as application specific integrated circuits, software, system and test, sales, marketing, service, key management and customer support. In addition, Brocade’s past reductions in force could potentially make attracting and retaining qualified employees more difficult in the future. Brocade’s ability to hire qualified personnel may also be negatively impacted by Brocade’s lawsuits relating to its historical stock option granting practices and related media coverage, as well as Brocade’s fluctuating stock price. Brocade’s ability to retain qualified personnel may also be affected by future acquisitions, such as the merger, which may cause uncertainty and loss of key personnel. The loss of the services of any of Brocade’s key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of, and negatively affect Brocade’s ability to sell its products or services.

In addition, companies in the computer storage and server industry whose employees accept positions with competitors may claim that their competitors have engaged in unfair hiring practices or that there will be inappropriate disclosure of confidential or proprietary information. Brocade may be subject to such claims in the future as Brocade seeks to hire additional qualified personnel. Such claims could result in material litigation. As a result, Brocade could incur substantial costs in defending against these claims, regardless of their merits, and be subject to additional restrictions if any such litigation is resolved against Brocade.

  Brocade may not realize the anticipated benefits in connection with its recent purchase of real estate and plans to develop and construct office buildings, which could disrupt its business and negatively impact its financial performance.

Brocade’s recent purchase of real estate in San Jose, California and its commitment to build a new campus of several buildings on that real estate constitute a substantial investment. Brocade may not realize the anticipated benefits with respect to the purchase and development of such property. To the extent Brocade’s growth is substantially less than its estimates, resulting in excess space, Brocade may not be able to sublease the excess space on commercially reasonable terms, or at all. Additionally, the development, construction and maintenance of the new campus may result in unexpected costs or delays, which could negatively impact its financial position. Moreover, any delays in the development or construction of the new campus could also suspend Brocade’s ability to move into the new campus on a timely basis and, as a result, disrupt Brocade’s business.

  Brocade may not realize the anticipated benefits of past or future acquisitions and strategic investments and integration of acquired companies or technologies may negatively impact Brocade’s business.

Brocade has in the past acquired, or made strategic investments, in other companies, products or technologies and Brocade expects to make additional acquisitions and strategic investments in the future. Examples of recent acquisitions include Strategic Business Systems, Inc. in March 2008, McDATA Corporation in January 2007 and NuView, Inc. in March 2006. In addition to the risks related to the merger that are described above in “Risks Related to the Merger and the Combined Company,” Brocade may not realize the anticipated benefits of the merger or any other acquisitions or strategic investments, which involve numerous risks, including:

•	difficulties in successfully integrating the acquired businesses;

•	revenue attrition in excess of anticipated levels if existing customers alter or reduce their historical buying patterns;

•	unanticipated costs, litigation and other contingent liabilities;

•	diversion of management’s attention from Brocade’s daily operations and business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering into markets in which Brocade has limited, or no prior, experience;

•	potential loss of key employees;

•	inability to retain key customers, distributors, vendors and other business partners of the acquired business;

•	failure to successfully manage additional remote locations, including the additional infrastructure and resources necessary to support and integrate such locations;

•	assumption or incurrence of debt and contingent liabilities and related obligations to service such liabilities and Brocade’s ability to satisfy financial and other negative operating covenants;

•	additional costs such as increased costs of manufacturing and service costs; costs associated with excess or obsolete inventory; costs of employee redeployment; relocation and retention, including salary increases or bonuses; accelerated amortization of deferred equity compensation and severance payments; reorganization or closure of facilities; and taxes; advisor and professional fees and termination of contracts that provide redundant or conflicting services;

•	incurrence of significant exit charges if products acquired in business combinations are unsuccessful;

•	incurrence of acquisition-related costs or amortization costs for acquired intangible assets that could impact Brocade’s operating results;

•	potential write-down of goodwill and/or acquired intangible assets, which are subject to impairment testing on a regular basis, and could significantly impact Brocade’s operating results; and

•	dilution of the percentage of Brocade’s stockholders to the extent equity is used as consideration or option plans are assumed.

If Brocade is not able to successfully integrate businesses, products, technologies or personnel that Brocade acquires, or to realize expected benefits of Brocade’s acquisitions or strategic investments, Brocade’s business and financial results would be adversely affected.

  Changes in industry structure and market conditions could lead to charges related to discontinuances of certain of Brocade’s products or businesses and asset impairments.

In response to changes in industry and market conditions, Brocade may be required to realign its resources strategically and consider restructuring, disposing of, or otherwise exiting businesses. Any decision to limit investment in or dispose of or otherwise exit businesses may result in the recording of special charges, such as inventory and technology-related write-offs, workforce reduction costs, charges relating to consolidation of excess facilities, or claims from third parties who were resellers or users of discontinued products. Brocade’s estimates with respect to the useful life or ultimate recoverability of Brocade’s carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Further, Brocade’s estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, Brocade is required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances, and future goodwill impairment tests may result in a charge to earnings.

  Brocade’s business is subject to cyclical fluctuations and uneven sales patterns, which makes predicting results of operations difficult.

Many of Brocade’s OEM partners experience uneven sales patterns in their businesses due to the cyclical nature of information technology spending. For example, some of Brocade’s partners close a disproportionate percentage of their sales transactions in the last month, weeks and days of each fiscal quarter, and other partners experience spikes in sales during the fourth calendar quarter of each year. Because the majority of Brocade’s sales are derived from a small number of OEM partners, when they experience seasonality, Brocade typically experiences similar seasonality. Historically, Brocade’s first and fourth fiscal quarters are seasonally stronger quarters than its second and third fiscal quarters. In addition, Brocade has experienced quarters where uneven sales patterns of Brocade’s OEM partners have resulted in a significant portion of Brocade’s revenue occurring in the last month of Brocade’s fiscal quarter. This exposes Brocade to additional inventory risk as it has to order products in anticipation of expected future orders and additional sales risk if Brocade is unable to fulfill unanticipated demand. Brocade is not able to predict the degree to which the seasonality and uneven sales patterns of Brocade’s OEM partners or other customers will affect Brocade’s business in the future particularly as Brocade releases new products.

  Brocade’s quarterly and annual revenues and operating results may fluctuate in future periods due to a number of factors, which could adversely affect the trading price of Brocade’s stock.

Brocade’s quarterly and annual revenues and operating results may vary significantly in the future due to a number of factors, any of which may cause Brocade’s stock price to fluctuate. Factors that may affect the predictability of Brocade’s annual and quarterly results include, but are not limited to, the following:

•	announcements of pending or completed acquisitions or other strategic transactions by Brocade or its competitors;

•	announcements, introductions and transitions of new products by Brocade and its competitors or its OEM partners;

•	the timing of customer orders, product qualifications and product introductions of Brocade’s OEM partners;

•	seasonal fluctuations;

•	long and complex sales cycles;

•	changes, disruptions or downturns in general economic conditions, particularly in the information technology industry;

•	declines in average selling prices for Brocade’s products as a result of competitive pricing pressures or new product introductions by Brocade or its competitors;

•	the emergence of new competitors and new technologies in the storage network and data management markets;

•	deferrals of customer orders in anticipation of new products, services, or product enhancements introduced by Brocade or its competitors;

•	Brocade’s ability to timely produce products that comply with new environmental restrictions or related requirements of its OEM customers;

•	Brocade’s ability to obtain sufficient supplies of sole- or limited-sourced components, including ASICs, microprocessors, certain connectors, certain logic chips and programmable logic devices;

•	increases in prices of components used in the manufacture of Brocade’s products;

•	Brocade’s ability to attain and maintain production volumes and quality levels;

•	variations in the mix of Brocade’s products sold and the mix of distribution channels and geographies through which they are sold;

•	pending or threatened litigation;

•	stock-based compensation expense that is affected by Brocade’s stock price;

•	new legislation and regulatory developments; and

•	other risk factors detailed in this section.

Accordingly, the results of any prior periods should not be relied upon as an indication of future performance. Brocade cannot assure you that in some future quarter Brocade’s revenues or operating results will not be below Brocade’s projections or the expectations of stock market analysts or investors, which could cause Brocade’s stock price to decline.

  Undetected software or hardware errors could increase Brocade’s costs, reduce Brocade’s revenues and delay market acceptance of Brocade’s products.

Networking products frequently contain undetected software or hardware errors, or bugs, when first introduced or as new versions are released. Brocade’s products are becoming increasingly complex and, particularly as Brocade continues to expand Brocade’s product portfolio to include software-centric products, including software licensed from third parties, errors may be found from time to time in Brocade’s products. In addition, through its acquisitions, Brocade has assumed, and may in the future assume, products previously developed by an acquired company that may not have been through the same product development, testing and quality control processes typically used for products developed internally by Brocade that have known or undetected errors. Some types of errors also may not be detected until the product is installed in a heavy production or user environment. In addition, Brocade’s products are often combined with other products, including software, from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause Brocade to incur significant warranty and repair costs, divert the attention of engineering personnel from product development efforts and cause significant customer relations problems. Moreover, the occurrence of hardware and software errors, whether caused by another vendor’s storage network and data management products or Brocade’s, could delay market acceptance of Brocade’s new products.

  Brocade is subject to environmental regulations that could have a material adverse effect on Brocade’s business.

Brocade is subject to various environmental and other regulations governing product safety, materials usage, packaging and other environmental impacts in the various countries where Brocade’s products are sold. For example, many of Brocade’s products are subject to laws and regulations that restrict the use of lead, mercury, hexavalent chromium, cadmium and other substances, and require producers of electrical and electronic equipment to assume responsibility for collecting, treating, recycling and disposing of Brocade’s products when they have reached the end of their useful life. For example, in Europe, substance restrictions apply to products sold, and certain of Brocade’s OEM partners require compliance with these or more stringent requirements. In addition, recycling, labeling, financing and related requirements apply to products Brocade sells in Europe. China has also enacted similar legislation with similar requirements for Brocade’s products or its OEM partners. Despite Brocade’s efforts to ensure that Brocade’s products comply with new and emerging requirements, Brocade cannot provide absolute assurance that its products will, in all cases, comply with such requirements. If Brocade’s products do not comply with the substance restrictions under local environmental laws, Brocade could become subject to fines, civil or criminal sanctions and contract damage claims. In addition, Brocade could be prohibited from shipping non-compliant products into one or more jurisdictions and required to recall and replace any non-compliant products already shipped, which would disrupt Brocade’s ability to ship products and result in reduced revenue, increased obsolete or excess inventories and harm to Brocade’s business and customer relationships. Brocade’s suppliers may also fail to provide it with compliant materials, parts and components despite Brocade’s requirement to them to provide compliant materials, parts and components, which could impact Brocade’s ability to timely produce compliant products and, accordingly could disrupt Brocade’s business.

Brocade’s future operating expenses may be adversely affected by changes in Brocade’s stock price.

A portion of Brocade’s outstanding stock options and restricted stock units are subject to variable accounting. Under variable accounting, Brocade is required to remeasure the value of certain options and other equity awards, and the corresponding compensation expense, at the end of each reporting period until the option is exercised, cancelled or expires unexercised, or the restricted stock unit vests or is cancelled. As a result, the stock-based compensation expense Brocade recognizes in any given period can vary substantially due to changes in the market value of Brocade’s common stock. Volatility associated with stock price movements has resulted in compensation benefits when Brocade’s stock price has declined and compensation expense when Brocade’s stock price has increased. For example, the market value of Brocade’s common stock at the end of the third and fourth quarters of fiscal year 2006 and the first quarter of 2007 was $6.17, $8.43 and $8.30 per share, respectively. Accordingly, Brocade recorded compensation expense (benefit) in the fourth quarter of fiscal year 2006 and the first quarter of fiscal year 2007 of approximately $2.0 million and $(0.1) million, respectively. Brocade is unable to predict the future market value of Brocade’s common stock and therefore is unable to predict the compensation expense or benefit that Brocade will record in future periods.

Brocade has extensive international operations, which subjects it to additional business risks.

A significant portion of Brocade’s sales occur in international jurisdictions and Brocade’s contract manufacturer has significant operations in China. Brocade plans to continue to expand its international operations and sales activities in addition to the establishment of its new limited manufacturing facility in Eastern Europe. Expansion of international operations will involve inherent risks that Brocade may not be able to control, including:

•	supporting multiple languages;

•	recruiting sales and technical support personnel with the skills to design, manufacture, sell and support Brocade’s products;

•	increased complexity and costs of managing international operations;

•	increased exposure to foreign currency exchange rate fluctuations;

•	commercial laws and business practices that favor local competition;

•	multiple, potentially conflicting and changing governmental laws, regulations and practices, including differing export, import, tax, labor, anti-bribery and employment laws;

•	longer sales cycles and manufacturing lead times;

•	difficulties in collecting accounts receivable;

•	reduced or limited protection of intellectual property rights;

•	managing a development team in geographically disparate locations, including China and India; and

•	more complicated logistics and distribution arrangements.

In addition, international political instability may halt or hinder Brocade’s ability to do business and may increase Brocade’s costs. Various events, including the occurrence or threat of terrorist attacks, increased national security measures in the United States and other countries, and military action and armed conflicts, may suddenly increase international tensions. In addition, concerns about other international crises, such as potential pandemics, may have an adverse effect on the world economy and could adversely affect Brocade’s business operations or the operations of Brocade’s OEM partners, contract manufacturer and suppliers.

To date, no material amount of Brocade’s international revenues and costs of revenues have been denominated in foreign currencies. As a result, an increase in the value of the United States dollar relative to foreign currencies could make Brocade’s products more expensive and, thus, not competitively priced in foreign markets. Additionally, a decrease in the value of the United States dollar relative to foreign currencies could increase Brocade’s operating costs in foreign locations. In the future, a larger portion of Brocade’s international revenues may be denominated in foreign currencies, which will subject Brocade to additional risks associated with fluctuations in those foreign currencies. Brocade may be unable to successfully hedge against any such fluctuations.

  Brocade relies on licenses from third parties and the loss or inability to obtain any such license could harm Brocade’s business.

Many of Brocade’s products are designed to include software or other intellectual property licensed from third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of Brocade’s products, Brocade believes that, based upon past experience and standard industry practice, such licenses generally could be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all. Brocade’s inability to obtain certain licenses or other rights on favorable terms could have a material adverse effect on Brocade’s business, operating results and financial condition. In addition, if Brocade fails to carefully manage the use of “open source” software in Brocade’s products, Brocade may be required to license key portions of Brocade’s products on a royalty free basis or expose key parts of source code.

  Third-parties may bring infringement claims against Brocade, which could be time-consuming and expensive to defend.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Brocade has in the past been involved in intellectual property-related disputes, including lawsuits with Vixel Corporation and Raytheon Company, and Brocade may be involved in similar disputes in the future, to protect Brocade’s intellectual property or as a result of an alleged infringement of the intellectual property of others. Brocade may also inherit intellectual property-related disputes from acquisitions of other companies, products or technologies made by Brocade. Brocade also may be subject to indemnification obligations with respect to infringement of third party intellectual property rights pursuant to Brocade’s agreements with OEM partners or customers. These claims and any resulting lawsuit could subject Brocade to significant liability for damages and invalidation of proprietary rights. Any such lawsuits, even if ultimately resolved in Brocade’s favor, would likely be time-consuming, expensive to resolve and divert management’s time and attention. Any potential intellectual property dispute also could force Brocade to do one or more of the following:

•	stop selling, incorporating or using products or services that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property a license to the relevant intellectual property, which may require Brocade to pay royalty or license fees, or to license Brocade’s intellectual property to such owner and which may not be available on commercially reasonable terms or at all; and

•	redesign those products or services that use technology that is the subject of an infringement claim.

If Brocade is forced to take any of the foregoing actions, Brocade’s business and results of operations could be materially harmed.

Business interruptions could adversely affect Brocade’s business.

Brocade’s operations and the operations of its suppliers, contract manufacturer and customers are vulnerable to interruption by fire, earthquake, hurricanes, power loss, telecommunications failure and other events beyond Brocade’s control. For example, a substantial portion of Brocade’s facilities, including its corporate headquarters, is located near major earthquake faults. In the event of a major earthquake, Brocade could experience business interruptions, destruction of facilities and loss of life. Brocade does not carry earthquake insurance and has not set aside funds or reserves to cover such potential earthquake-related losses. In addition, Brocade’s contract manufacturer has a major facility located in an area that is subject to hurricanes. In the event that a material business interruption occurs that affects Brocade or its suppliers, contract manufacturer or customers, shipments could be delayed and Brocade’s business and financial results could be harmed.

  Brocade’s business is subject to increasingly complex corporate governance, public disclosure, accounting and tax requirements that have increased both its costs and the risk of noncompliance.

Brocade is subject to changing rules and regulations of federal and state government as well as the stock exchange on which Brocade’s common stock is listed. These entities, including the Public Company Accounting Oversight Board, the SEC, the Internal Revenue Service and NASDAQ, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations and requirements in response to laws enacted by Congress, most notably the Sarbanes-Oxley Act of 2002. Brocade is also subject to various rules and regulations of certain foreign jurisdictions, including applicable tax regulations. Brocade’s efforts to comply with these requirements have resulted in, and are likely to continue to result in, increased expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Brocade is subject to periodic audits or other reviews by such governmental agencies. For example, in November 2005, Brocade was notified by the IRS that Brocade’s domestic federal income tax return for the year ended October 25, 2003 was subject to audit. In addition, the IRS notified Brocade that they expect to commence examination of the income tax returns for the three tax years ended 2004 through 2006. In May 2006, the Franchise Tax Board notified Brocade that its California income tax returns for the years ended October 25, 2003 and October 30, 2004 are subject to audit. The SEC also periodically reviews Brocade’s public company filings. Any such examination or review frequently requires management’s time and diversion of internal resources and, in the event of an unfavorable outcome, may result in additional liabilities or adjustments to Brocade’s historical financial results.

In May 2008, the IRS completed its field examination of Brocade’s federal income tax return and issued a Revenue Agent’s Report, or RAR. The IRS’s proposed adjustment was offset by approximately $306.0 million of Brocade’s net operating loss carryforwards which resulted in a tax assessment of approximately $6.4 million, excluding penalties and interest. The IRS is contesting Brocade’s transfer pricing for the cost sharing and buy-in arrangements with its foreign subsidiaries. The IRS may make similar claims against Brocade’s transfer pricing arrangements in future examinations. In June 2008, Brocade filed a protest with the Appeals Office of the IRS to seek resolution of the issues. Audits by the IRS are subject to inherent uncertainties and an unfavorable outcome could occur, such as fines or penalties. The occurrence of an unfavorable outcome in any specific period could have a material adverse affect on Brocade’s results of operations for that period or future periods. The expense of defending and resolving such an audit may be significant. The amount of time to resolve an audit is unpredictable and defending Brocade may divert management’s attention from the day-to-day operations of Brocade’s business, which could adversely affect Brocade’s business.

  Provisions in Brocade’s charter documents, customer agreements and Delaware law could prevent or delay a change in control of Brocade, which could hinder stockholders’ ability to receive a premium for Brocade’s stock.

Provisions of Brocade’s certificate of incorporation and bylaws may discourage, delay or prevent a merger or mergers that a stockholder may consider favorable. These provisions include:

•	authorizing the issuance of preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholder actions by written consent; and

•	requiring super-majority voting to effect amendments to the foregoing provisions of Brocade’s certificate of incorporation and bylaws.

Certain provisions of Delaware law also may discourage, delay, or prevent someone from acquiring or merging with Brocade and Brocade’s agreements with certain of Brocade’s customers require that Brocade give prior notice of a change of control and grant certain manufacturing rights following a change of control. Brocade’s various anti-takeover provisions could prevent or delay a change in control of Brocade, which could hinder stockholders’ ability to receive a premium for Brocade’s stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the results of Brocade, Foundry or the combined company to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “would,” “strategy,” “plan” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and the completion of the merger; any statements concerning proposed new products, services, developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the risk that the merger does not close, including the risk that required stockholder and regulatory approvals for the merger may not be obtained; the possibility that expected synergies and cost savings will not be obtained; the difficulty of integrating the business, operations and employees of the two companies; as well as developments in the market for storage area networking and related products and services; and other risks and uncertainties described in the section entitled “Risk Factors” beginning on page 24 of this proxy statement/prospectus and in the documents that are incorporated by reference into this proxy statement/prospectus. You should note that discussion of Brocade’s and Foundry’s respective board of directors’ reasons for the merger and the descriptions of the opinion of Foundry’s financial advisor contain forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/prospectus.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, results of Brocade and Foundry could differ materially from the expectations in these statements. The forward-looking statements included in this proxy statement/prospectus are made only as of the date of this proxy statement/prospectus, and neither Brocade nor Foundry is under any obligation to update their respective forward-looking statements and neither party intends to do so.

INFORMATION ABOUT BROCADE

Brocade is the leading supplier of storage area network equipment and a leading provider of data center networking solutions that help enterprises connect and manage their information. Brocade offers a comprehensive line of data center networking products, software and services that enable businesses to make their data centers more efficient, reliable and adaptable. Brocade products and services are designed to help information technology organizations manage their data assets in an efficient, cost-effective manner. In the first fiscal quarter of 2008, Brocade reorganized itself into four operating units. The objective of this new organization is to allow Brocade to more effectively focus on growth opportunities, while being well-positioned to more rapidly scale and accommodate new business opportunities, including potential future acquisitions. The four operating units are as follows:

•	The Data Center Infrastructure operating unit encompasses the Brocade family of Storage Area Network, or SAN, business which includes infrastructure products and solutions including directors, switches, routers, fabric-based software applications, distance/extension products, as well as management applications and utilities to centralize data management.

•	The Server Edge and Storage operating unit includes Brocade’s new HBAs and Intelligent Server Adapter initiatives, as well as its SAN switch modules for bladed servers and embedded switches for blade servers.

•	The Services, Support and Solutions operating unit includes services that assist customers with consulting and support in designing, implementing, deploying and managing data center enterprise solutions as well as post-contract customer support.

•	The Files operating unit includes the Brocade family of File Area Network solutions which includes both software and hardware offerings for more effectively managing file data and storage resources.

Together, Brocade’s products and services simplify information technology infrastructure, increase resource utilization, ensure availability of mission critical applications and serve as a platform for corporate data back up and disaster recovery. Brocade products and services are marketed, sold and supported worldwide to end-user customers through distribution partners, including OEMs, distributors, systems integrators, value-added resellers and by Brocade directly.

Brocade was incorporated in California on August 24, 1995 and re-incorporated in Delaware on May 14, 1999. Brocade’s mailing address and executive offices are located at 1745 Technology Drive, San Jose, California 95110. Brocade’s telephone number is (408) 333-8000. Brocade’s corporate website is www.brocade.com. Brocade’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on Brocade’s website when such reports are available on the SEC website. The public may read and copy any materials filed by Brocade with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The contents of these websites are not incorporated into this filing. Further, Brocade’s references to the URLs for these websites are intended to be inactive textual references only.

INFORMATION ABOUT FOUNDRY

Foundry Networks, Inc. designs, develops, manufactures, markets and sells a comprehensive, end-to-end suite of high performance data networking solutions, including Ethernet Layer 2-7 switches and Metro and Internet routers. Foundry’s customers include Internet Service Providers, Metro Service Providers, government agencies and various enterprises including education, healthcare, entertainment, technology, energy, financial services, retail, aerospace, transportation, and e-commerce companies.

Foundry was incorporated in Delaware in 1996. Foundry’s mailing address and executive offices are located at 4980 Great America Parkway, Santa Clara, CA 95054. Foundry’s telephone number is (408) 207-1700. Foundry’s corporate website is http://www.foundrynet.com. Foundry’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on Foundry’s website when such reports are available on the SEC website. The public may read and copy any materials filed by Foundry with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The contents of these websites are not incorporated into this filing. Further, Foundry’s references to the URLs for these websites are intended to be inactive textual references only.

The Internet addresses provided in this proxy statement/prospectus are textual references only. The Brocade and Foundry websites are not part of this proxy statement/prospectus. For additional information on Brocade and Foundry, see the section entitled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus.

THE SPECIAL MEETING OF FOUNDRY STOCKHOLDERS

General

Foundry is furnishing this proxy statement/prospectus to Foundry stockholders in connection with the solicitation of proxies by the Foundry board of directors for use at the special meeting of Foundry stockholders, including any adjournment or postponement of the special meeting.

Date, Time and Place of the Foundry Special Meeting

Foundry will hold a special meeting of its stockholders on October 24, 2008, promptly at 10:00 a.m. local time at the Hilton Santa Clara Hotel, located at 4949 Great America Parkway, Santa Clara, California 95054.

Purpose of the Foundry Special Meeting

At the Foundry special meeting, including any adjournment or postponement thereof, Foundry stockholders will be asked to consider and vote upon and approve the following proposals:

1. The adoption of the Agreement and Plan of Merger, dated as of July 21, 2008, among Foundry, Brocade and Falcon Acquisition Sub, Inc. a wholly-owned subsidiary of Brocade.

2. The adjournment of the Foundry special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

3. The transaction of such other business as may properly come before the special meeting or any adjournment or postponement thereof.

A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. Foundry stockholders are encouraged to read the merger agreement in its entirety.

THE MATTERS TO BE CONSIDERED AT THE FOUNDRY SPECIAL MEETING ARE OF GREAT IMPORTANCE TO FOUNDRY STOCKHOLDERS. ACCORDINGLY, FOUNDRY STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS AND THE OTHER INFORMATION INCORPORATED BY REFERENCE HEREIN, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE.

Recommendation of the Foundry Board of Directors

After careful consideration, the Foundry board of directors unanimously determined that the merger and the merger agreement are advisable and fair to, and in the best interests of, Foundry and its stockholders, and unanimously approved the merger and the merger agreement. The Foundry board of directors unanimously recommends that the Foundry stockholders vote “FOR” adoption of the merger agreement and “FOR” adjournment of the Foundry special meeting, if necessary.

In considering such recommendation, Foundry stockholders should be aware that some Foundry directors and executive officers have interests in the merger that are different from, or in addition to, those of Foundry stockholders generally. See the section entitled “Proposal No. 1 — The Merger — Interests of Foundry Directors and Executive Officers in the Merger” beginning on page 81 of this proxy statement/prospectus.

If your submitted proxy card does not specify how you want to vote your shares, your shares will be voted “FOR” adoption of the merger agreement and “FOR” adjournment of the Foundry special meeting, if necessary.

Admission to the Special Meeting

Only Foundry stockholders as of the close of business on September 18, 2008, and other persons holding valid proxies for the special meeting are entitled to attend the Foundry special meeting. Foundry stockholders and their proxies should be prepared to present valid government-issued photo identification. Foundry stockholders who are not record holders but hold shares through a broker, bank or other nominee (i.e., in “street name”) should provide proof of beneficial ownership on the record date for the Foundry special meeting, such as their most recent account statement prior to September 18, 2008, or other similar evidence of ownership. Anyone who does not provide valid government-issued photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting.

Record Date and Stockholders Entitled to Vote

Record Holders.  Record holders of Foundry common stock at the close of business on September 18, 2008, the record date, may vote at the special meeting. On September 18, 2008, Foundry had 149,286,926 outstanding shares of common stock, which were held by approximately 248 record holders.

Registered Stockholders.  If your shares are registered directly in your name with Foundry’s transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent to you by Foundry. As the stockholder of record, you have the right to grant your voting proxy directly to Foundry or to vote in person at the special meeting.

Street Name Stockholder.  If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” These proxy materials are being forwarded to you by your broker, bank or other nominee, who is considered, with respect to those shares, the record holder. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote, and you are also invited to attend the special meeting. However, since you are not the record holder, you may not vote these shares in person at the special meeting unless you follow the applicable procedures for obtaining a legal proxy from your broker, bank or other nominee. Your broker, bank or nominee has enclosed a voting instruction card for you to use.

A complete list of the stockholders entitled to vote at the special meeting will be available for examination by any stockholder for any purpose germane to the special meeting, during ordinary business hours for a period of at least 10 days prior to the special meeting, at the offices of Foundry Networks, Inc., 4980 Great America Parkway, Santa Clara, CA 95054. Such list will also be available for examination at the special meeting.

How You Can Vote

You can only vote your shares if you are either represented by proxy or eligible to vote your shares in person at the special meeting. You can submit your proxy by:

•	the Internet, as described on the proxy card;

•	telephone, as described on the proxy card; or

•	mail, by completing and returning the enclosed proxy card.

If you hold shares through a bank, broker or other nominee, please provide your voting instructions by Internet, telephone or mail in accordance with the instructions contained on your voting instruction card. If you return a properly signed proxy card, we will vote your shares as you direct.

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one proxy card. The Foundry board of directors urges Foundry stockholders to complete, sign, date and return each proxy card and voting instruction card they receive for the Foundry special meeting.

Adjournment

Foundry’s bylaws provide that a special meeting of the stockholders may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present and entitled to vote at a special meeting, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, Foundry may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned special meeting, a notice of the adjourned special meeting shall be given to each stockholder of record entitled to vote at the special meeting.

Required Vote, Quorum, Abstentions and Broker Non-Votes

Each share of Foundry common stock receives one vote on all matters properly brought before the special meeting. In order to conduct business at the special meeting, a quorum of a majority of the total number of votes entitled to be cast must be present in person or represented by proxy.

The required vote of the Foundry stockholders on the proposal to adopt the merger agreement is a majority of the outstanding shares of Foundry common stock entitled to vote at the special meeting. The required vote of the Foundry stockholders on the proposal to adjourn the Foundry special meeting of stockholders, if necessary, is the affirmative vote of the holders of a majority of the shares of Foundry common stock present and entitled to vote at the special meeting. All abstentions and broker non-votes (as defined below) will be included as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the meeting.

For the approval of Proposal 1, the adoption of the merger agreement, (i) abstentions will have the effect of a vote against the proposal and (ii) proxies for which a broker, bank or other nominee does not have discretionary voting authority and has not received voting instructions from the beneficial owner of the shares, or broker non-votes, have the effect of a vote against the proposal.

For the approval of Proposal 2, the possible adjournment of the Foundry special meeting, (i) abstentions will have the effect of a vote against the proposal, and (ii) broker non-votes will have no effect.

Computershare Trust Company, N.A., Foundry’s transfer agent, will tally the votes. Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Foundry will not disclose your vote except to allow for the tabulation of votes and certification of the vote, to facilitate a successful proxy solicitation and as necessary to meet applicable legal requirements.

Voting by Foundry Directors and Executive Officers and by Brocade as a Stockholder of Foundry

As of the record date for the Foundry special meeting, Foundry’s directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote an aggregate of 11,793,146 shares of Foundry common stock, or approximately 7.9% of the total outstanding shares of Foundry common stock.

Pursuant to voting agreements entered into between Brocade and the directors of Foundry in connection with the merger, the directors of Foundry have agreed to vote their shares of Foundry common stock in favor of adoption of the merger agreement. As of the record date for the Foundry special meeting, the directors of Foundry collectively owned an aggregate of 11,019,223 million shares of Foundry common stock entitled to vote at the special meeting, or approximately 7.4% of the total outstanding shares of Foundry common stock as of the record date.

In addition to the shares of Foundry common stock that are subject to the voting agreements, as of the record date for the Foundry special meeting, Brocade owned and was entitled to vote an aggregate of 5,929,538 shares of Foundry common stock, or approximately 3.97% of the total outstanding shares of Foundry common stock as of the record date. Brocade acquired its shares of Foundry common stock in the open market following the announcement of the merger and intends to vote them “FOR” adoption of the merger agreement and “FOR” the adjournment of the Foundry special meeting, if necessary.

Revoking Your Proxy

You can change your vote or revoke your proxy at any time before the final vote at the special meeting. To do so, if you are the record holder, you may:

•	send a written, dated notice to the Secretary of Foundry at Foundry’s principal executive offices stating that you would like to revoke your proxy;

•	complete, date and submit a new later-dated proxy card;

•	vote at a later date by telephone or by using the Internet; or

•	vote in person at the special meeting. Your attendance alone will not revoke your proxy.

If you hold shares through a bank, broker or other nominee, you must contact your financial institution, broker or nominee for information on how to revoke your proxy or change your vote. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Written notices of revocation should be addressed to Foundry Networks, Inc., Attn: Corporate Secretary, 4980 Great America Parkway, Santa Clara, CA 95054.

If you hold your shares in “street name”, you must give new instructions to your bank, broker or other nominee prior to the special meeting or obtain a signed legal proxy from the bank, broker or other nominee to revoke your prior instructions and vote in person at the meeting.

Any Foundry stockholder who has a question about the merger or the adoption of the merger agreement, or how to vote or revoke a proxy, or who wishes to obtain additional copies of this proxy statement/prospectus, should contact:

Investor Relations
Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054
(408) 207-1399
email: ir@foundrynet.com

Other Matters

Other than the proposal described in this proxy statement/prospectus, the Foundry board of directors knows of no other matters to be acted upon at the special meeting. If any other matter should be duly presented at the special meeting upon which a vote properly may be taken, shares represented by all proxies received by Foundry will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

Solicitation of Proxies and Expenses

Brocade and Foundry will share equally the expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus. Foundry will be responsible for any fees incurred in connection with the solicitation of proxies for the Foundry special meeting. In addition to solicitation by mail, the directors, officers, employees and agents of Foundry may solicit proxies from Foundry stockholders by telephone, email, facsimile or in person. Some of these individuals may have interests in the merger that are different from, or in addition to, the interests of Foundry stockholders generally. See the section entitled “Proposal No. 1 — The Merger — Interests of Foundry Directors and Executive Officers in the Merger” beginning on page 81 of this proxy statement/prospectus. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to the beneficial owners of shares held of record by these persons, and Foundry will reimburse them for their reasonable out-of-pocket expenses in sending proxy materials to beneficial owners. To assist in the solicitation of proxies, Foundry has retained The Altman Group, Inc. Foundry anticipates that The Altman Group, Inc.’s fees will be approximately $25,000 plus reimbursement of expenses.

Stockholders Sharing an Address

Foundry stockholders sharing an address with another stockholder may receive only one set of proxy materials at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate set of proxy materials now or in the future may write or call Foundry to request a separate copy of these materials as follows: c/o Investor Relations, Foundry Networks, Inc., 4980 Great America Parkway, Santa Clara, CA 95054 or by sending an email to ir@foundrynet.com, or Investor Relations department at (408) 207-1399.

PROPOSAL NO. 1 — THE MERGER

The following is a description of the material aspects of the merger and related transactions. The following description may not contain all of the information that is important to you. You should read this entire proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 24 of this proxy statement/prospectus, and the other documents we refer to herein carefully for a more complete understanding of the merger and the related transactions.

General Description of the Merger

On July 21, 2008, Brocade, Foundry and Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Brocade formed for the purpose of the merger, entered into a merger agreement providing for the acquisition by Brocade of Foundry. Subject to the terms and conditions of the merger agreement, Falcon Acquisition Sub, Inc. will be merged with and into Foundry, with Foundry continuing after the merger as the surviving corporation and a wholly-owned subsidiary of Brocade.

In the merger, Foundry stockholders will be entitled to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock for each share of Foundry common stock they own as of the effective time of the merger, subject to adjustment for stock splits, stock dividends and similar events. Brocade common stock is traded on the NASDAQ Global Select Market under the trading symbol “BRCD.” On September 22, 2008, Brocade common stock closed at $6.30 per share.

Background of the Merger

Brocade and Foundry have been familiar with each other’s businesses for several years and Brocade is currently a customer of Foundry. As part of its business strategy for the past few years, Brocade has identified and pursued opportunities for growth through the acquisition of, or combination with, complementary businesses. Foundry has studied a similar strategy.

At several points during the fall of 2007, the Foundry board of directors met with members of Foundry’s senior management and financial advisor to discuss Foundry’s position in the networking market and the perceived direction of, and trends in, that market, the perceived threats and challenges associated with Foundry’s position in the market and the potential opportunities to grow and expand such position. These discussions involved a general review of the various strategic alternatives available to Foundry, including exploring opportunities for business combinations and acquisitions by and of Foundry, and the Foundry board of directors instructed Foundry’s senior management to explore potential strategic alternatives for Foundry.

At the invitation of representatives of Banc of America Securities LLC, or BAS, on December 11, 2007, Daniel Fairfax, Vice President, Finance & Administration and Chief Financial Officer of Foundry, and Michael Iburg, Vice President, Investor Relations and Treasurer of Foundry met with representatives of BAS to discuss the state of the networking market and the competitive landscape within the industry. During the meeting, the representatives of BAS inquired as to whether Foundry would be interested in entertaining strategic dialogue with other companies in the industry, and Mr. Iburg indicated Foundry’s willingness to engage in such discussions.

On December 28, 2007, Tejinder (T.J.) Grewal, Vice President, Corporate Development of Brocade, called Mr. Fairfax to initiate discussions regarding ways in which Brocade and Foundry might work together, and Mr. Grewal and Mr. Fairfax agreed to meet.

On January 8, 2008, Mr. Fairfax and Mr. Iburg met with Mr. Grewal and Jody Kirk, Director, Corporate Development of Brocade. At this meeting, Mr. Grewal and Mr. Kirk presented an overview of Brocade’s business and Brocade’s view of the consolidation within the networking industry and inquired as to whether Foundry would be interested in discussing ways in which Brocade and Foundry might work together in the future. Mr. Fairfax again indicated Foundry’s willingness to engage in such discussions.

From January 8 through January 10, 2008, Mr. Grewal sent several messages to Mr. Fairfax to arrange a telephone conversation between Bobby Johnson, Jr., Chief Executive Officer and President of Foundry, and Michael Klayko, Chief Executive Officer of Brocade, to discuss the possibility of Brocade and Foundry working together and, on January 10, 2008, Mr. Grewal requested that Mr. Fairfax have Mr. Johnson call Mr. Klayko directly.

On January 11, 2008, Mr. Johnson contacted Mr. Klayko by telephone. On that call, Mr. Klayko and Mr. Johnson engaged in a general discussion regarding the networking industry, including a discussion of trends in the industry.

On January 18, 2008, Mr. Johnson and Ken Cheng, Vice President and General Manager, High-End and Service Provider Systems Business Unit of Foundry met with Mr. Klayko and Don Jaworski, Vice President and General Manager, Files of Brocade, to discuss how Foundry and Brocade might work together within the consolidating and competitive environment of the networking industry.

On January 24, 2008, the Foundry board of directors met with members of Foundry’s senior management, financial advisors and legal counsel to further review strategic alternatives available to Foundry and instructed Foundry’s senior management to continue to explore ways to enhance stockholder value, including exploring potential strategic alternatives for Foundry.

On January 25, 2008, Mr. Klayko left a message for Mr. Johnson seeking a meeting with Mr. Johnson.

On January 27, 2008, Mr. Grewal contacted Mr. Fairfax to indicate Brocade’s interest in working with Foundry and to inquire as to the decision-making process within Foundry to accomplish this.

On January 31, 2007, Mr. Klayko sent an email to Mr. Johnson to request and schedule a meeting with Mr. Johnson and Mr. Johnson subsequently agreed to speak by telephone with Mr. Klayko on or around February 12, 2008. On that call, Mr. Klayko and Mr. Johnson further discussed how Foundry and Brocade might work together within the consolidating and competitive environment of the networking industry.

On February 14, 2008, Mr. Klayko sent an email to Mr. Johnson requesting a meeting on February 20, 2008. Mr. Johnson responded the next day agreeing to the meeting.

On February 20, 2008, Mr. Klayko delivered a written presentation to Mr. Johnson explaining the value of a potential business combination between Brocade and Foundry and how the transaction could be completed, including by way of a stock-for-stock transaction. Mr. Johnson indicated that he would discuss their conversation with the Foundry board of directors and respond to Mr. Klayko.

On February 25, 2008, the Foundry board of directors met with members of Foundry’s senior management, financial advisor and legal counsel. At that meeting, Mr. Johnson discussed his February 20, 2008 conversation with Mr. Klayko with the members of the Foundry board of directors and, at the conclusion of the meeting, the Foundry board of directors instructed Foundry’s senior management to continue to explore strategic alternatives for Foundry, but to inform Brocade that the Foundry board of directors was not interested in a potential business combination between Brocade and Foundry at that time.

On February 28, 2008, Mr. Klayko sent Mr. Johnson an email soliciting feedback from Mr. Johnson’s discussions with the Foundry board of directors. On February 29, 2008, Mr. Johnson left a voicemail for Mr. Klayko to advise him of the results of the discussion at the recent Foundry board of directors’ meeting. On March 1, 2008, Mr. Klayko contacted Mr. Johnson by telephone to discuss further the position of the Foundry board of directors.

On March 4, 2008, in accordance with Brocade’s instructions, BAS, acting as Brocade’s financial advisor, met with Mr. Fairfax to determine the level of interest that the Foundry board of directors might have in a potential business combination between Brocade and Foundry.

On March 13, 2008, Mr. Klayko sent Mr. Johnson an email communication reiterating Brocade’s interest in pursuing a potential business combination between Brocade and Foundry. At that time, Mr. Klayko proposed that representatives of Brocade and Foundry meet to exchange more detailed information about the companies’ respective strategies and to discuss the benefits of a potential business combination between Brocade and Foundry. On March 25, 2008, Mr. Klayko emailed Mr. Johnson to seek feedback on Mr. Klayko’s March 13 proposal and to schedule a meeting between representatives of Brocade and Foundry.

On April 1, 2008, Mr. Klayko emailed and delivered a letter to Mr. Johnson and Alfred J. Amoroso, Chairman of the Board of Foundry, reiterating the content of Mr. Klayko’s correspondence of March 13, 2008, Brocade’s desire to hold meetings between representatives of Brocade and Foundry and Brocade’s interest in pursuing a potential business combination between Brocade and Foundry.

On April 3, 2008, in accordance with Brocade’s instructions, representatives of BAS contacted Mr. Fairfax to confirm that Foundry had received Mr. Klayko’s letter dated April 1, 2008 and to inquire about the reaction of the Foundry board of directors to the letter.

On April 4, 2008, Mr. Amoroso called Mr. Klayko to confirm that Mr. Amoroso and Mr. Johnson had received Mr. Klayko’s letter of April 1, 2008 and that the Foundry board of directors would meet to discuss the letter. During the call, Mr. Klayko described for Mr. Amoroso Brocade’s rationale for the potential business combination between Brocade and Foundry and then sent Mr. Amoroso a copy of the written presentation that Mr. Klayko had previously given to Mr. Johnson on February 20, 2008.

On April 9, 2008, the Foundry board of directors met with members of Foundry’s senior management and financial advisors and legal counsel. At that meeting, the Foundry board of directors discussed the April 1 letter and, at the request of the Foundry board of directors, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, delivered a presentation regarding the networking industry generally, as well as the positions of Brocade and Foundry within the industry in particular. The Foundry board of directors then received legal advice from DLA Piper US LLP, or DLA Piper, legal counsel to Foundry. At the conclusion of the meeting, the Foundry board of directors instructed Foundry’s senior management to continue to explore strategic alternatives for Foundry, but to inform Brocade that it was not in the best interests of Foundry’s stockholders to pursue a potential business combination between Brocade and Foundry on the terms discussed on February 20, 2008. Following the board meeting, Mr. Amoroso contacted Mr. Klayko to inform him that the Foundry board of directors had determined that it was not in the Foundry stockholders’ best interests to pursue a potential business combination between Brocade and Foundry on the terms discussed on February 20, 2008.

On April 28, 2008, the Foundry board of directors met with members of Foundry’s senior management and legal counsel. At that meeting, the Foundry board discussed Foundry’s prospects, risks of execution and challenges relating to the current macroeconomic environment and industry consolidation trends. In addition, the Foundry board of directors discussed alternatives to Foundry remaining independent, including possible acquisitions by Foundry, or a possible acquisition of Foundry. At the conclusion of the meeting, the Foundry board of directors authorized members of the board and senior management to interview investment banks as possible financial advisors for Foundry.

On May 8, 2008, the Foundry board of directors met with members of Foundry’s senior management. At that meeting, the Foundry board of directors discussed the continued need to review and consider strategic alternatives. The Foundry board of directors and senior management then received a report from Mr. Amoroso regarding the potential financial advisors he had contacted and thereafter the board instructed members of Foundry’s senior management to obtain proposals from two investment banks of international reputation.

At the invitation of Mr. Grewal, Mr. Fairfax met with Mr. Grewal on May 9, 2008. At that meeting, Mr. Grewal expressed Brocade’s continued interest in a proposed business combination between Brocade and Foundry. At that meeting, Mr. Grewal indicated that Brocade was likely to make a revised proposal to acquire Foundry.

On May 14, 2008, Foundry received an oral and written proposal from Brocade specifying that, subject to confirmatory due diligence and the preparation and negotiation of appropriate definitive documentation, Brocade would be prepared to offer to acquire all of the outstanding shares of Foundry common stock for $17.50 in cash per share. The proposal further indicated that Brocade had received commitments from two potential financing sources of international reputation to provide the necessary financing to fund the proposed purchase price.

On May 19, 2008, the Foundry board of directors, senior members of Foundry’s management team and representatives of Heller Ehrman LLP, legal counsel to Foundry, met separately with representatives of Merrill Lynch and representatives of another investment banking firm of international reputation to discuss the Brocade proposal and possible responses. These discussions included detailed reviews of general economic and political conditions, industry-specific trends and risks, the state of the financing market, the various valuation metrics and factors that the market, and specifically a third-party buyer, would consider in valuing Foundry and the strategic alternatives generally available to Foundry in the near-term and over the longer-term, including capital restructuring programs such as significantly increased share repurchases. The parties also discussed a list of other parties that might be interested in acquiring Foundry and the manner in which they might be contacted to assess their interest. During the meeting, Heller Ehrman provided legal advice to the Foundry board of directors.

On May 21, 2008, Mr. Johnson and Mr. Amoroso, at the direction of the Foundry board of directors, met with Mr. Klayko and Mr. Grewal and indicated that the proposed price per share included in Brocade’s May 14, 2008 proposal represented insufficient value for the stockholders of Foundry, but indicated that Foundry would be interested in continuing discussions if Brocade would increase its proposed price.

On May 26, 2008, Mr. Klayko contacted Mr. Johnson and indicated that Brocade was willing to increase its proposed price but did not deliver a revised proposal at that time. The following day, Mr. Klayko contacted Mr. Johnson to determine steps to be taken by the parties to proceed with discussions regarding a potential business combination between Brocade and Foundry.

On May 28, 2008, the Foundry board of directors, senior members of Foundry’s management team and representatives of Heller Ehrman again met separately with representatives of Merrill Lynch and representatives of another investment banking firm of international reputation to discuss the selection of a financial advisor by Foundry in light of Brocade’s expressed willingness to increase its proposed price. At the conclusion of the May 28 meetings, the Foundry board of directors determined to engage Merrill Lynch as Foundry’s financial advisor, subject to negotiating acceptable terms of engagement, in connection with Foundry’s review of strategic alternatives and to direct representatives of Merrill Lynch, together with Foundry management, to continue the discussions with Brocade and to initiate contact with the other parties identified in the discussions between representatives of Merrill Lynch and the Foundry board of directors as possibly being interested in a business combination with Foundry.

On May 30, 2008, Foundry entered into an engagement letter with Merrill Lynch, retaining Merrill Lynch as financial advisor with respect to a possible sale of Foundry.

On June 4, 2008, representatives of Merrill Lynch contacted Mr. Klayko on behalf of Foundry to discuss a potential business combination between Brocade and Foundry and process considerations and to propose the execution of a mutual confidentiality agreement by Foundry and Brocade.

Between June 4, 2008 and June 11, 2008, at the direction of the Foundry board of directors and based on the extended discussions at the May 19 and May 28 meetings, representatives of Merrill Lynch contacted six additional companies regarding their interest in a potential business combination with Foundry. Three parties expressed an interest in pursuing a transaction — Company A, Company B and Company C. Previously, a member of the Foundry board of directors had contacted senior management at a seventh company to assess interest in a possible combination with Foundry and was informed that the company was not in a position to proceed with a transaction at this time.

On June 5, 2008, Brocade and Foundry executed a mutual confidentiality agreement. On the same day, representatives of Merrill Lynch spoke with representatives of BAS by telephone to discuss the potential business combination between Brocade and Foundry and process considerations.

On June 6, 2008, representatives of Merrill Lynch met with representatives of BAS to further discuss a potential business combination between Brocade and Foundry, including the proposed price to be paid by Brocade for Foundry shares.

During the week of June 9, 2008, representatives of BAS and Merrill Lynch spoke by telephone on a number of occasions to discuss Foundry’s business and valuation with respect to a potential business combination between Brocade and Foundry.

On June 9, 2008, the Foundry board of directors met with members of senior management. At that meeting, the Foundry board of directors received an update regarding the status of the discussions with Brocade regarding a potential business combination between Brocade and Foundry. In addition, Mr. Amoroso reported to the Foundry board of directors the preliminary results of the contacts that Merrill Lynch had made with the six additional companies to determine their interest in pursuing a potential business combination with Foundry.

On June 10, 2008, Foundry executed a confidentiality agreement with Company A in contemplation of further discussions about a potential business combination. On the same day, representatives of Merrill Lynch spoke with representatives of BAS by telephone to further discuss Foundry’s valuation with respect to a potential business combination between Brocade and Foundry.

On June 11, 2008, senior members of Foundry management and representatives of Merrill Lynch met with senior members of Company A management to discuss a potential business combination.

On June 12, 2008, in accordance with Brocade’s instructions, representatives of BAS, on behalf of Brocade, contacted representatives of Merrill Lynch to indicate that Brocade may be willing to offer $18.50 in cash per share of Foundry common stock. Later that day, the Foundry board of directors, senior members of Foundry’s management team, representatives of Heller Ehrman and representatives of Merrill Lynch spoke by telephone to discuss transaction considerations and alternatives in responding to the valuation discussions previously held between representatives of BAS and Merrill Lynch.

During their discussions with representatives of Merrill Lynch between June 12, 2008 and June 27, 2008, in accordance with instructions from Brocade, representatives of BAS communicated a request that Foundry enter into an exclusivity agreement with Brocade, which was rejected by Foundry.

On June 13, 2008, Foundry executed a confidentiality agreement with Company B and senior members of Foundry management, along with representatives of Merrill Lynch, met with senior members of Company B management to discuss a potential business combination.

On June 16, 2008, at a meeting with Mr. Johnson at Brocade’s offices, Mr. Klayko delivered a revised written proposal to acquire Foundry for $18.50 in cash per outstanding share of Foundry common stock.

On June 18, 2008, Mr. Johnson contacted Mr. Klayko to discuss Brocade’s analysis supporting its proposed purchase price. On the same day, Mr. Fairfax met with Mr. Grewal to have a similar discussion.

On June 19, 2008, the Foundry board of directors met with members of Foundry’s senior management and representatives of Heller Ehrman and Merrill Lynch to consider the revised proposal submitted by Brocade and to review the status of discussions with other parties. The Foundry board of directors reviewed information related to transaction considerations, comparable company analyses and other financial analyses. The Foundry board of directors also reviewed analyses with respect to valuation of the common stock of Foundry, including information regarding analyst research, public market valuations of comparable companies, discounted cash flow analyses and other potential strategic alternatives available to Foundry. During the meeting, Heller Ehrman provided legal advice to the Foundry board of directors. Later that day, a representative of Merrill Lynch, on behalf of Foundry, informed representatives of BAS that the proposed price per share included in Brocade’s revised proposal represented insufficient value for the stockholders of Foundry.

On June 20, 2008, Foundry executed a confidentiality agreement with Company C, and senior members of Foundry management, along with representatives of Merrill Lynch, met with senior members of Company C management to discuss a potential business combination. Later that day, Mr. Johnson and Mr. Fairfax contacted senior management of Company C to ascertain Company C’s level of interest in a potential business combination with Foundry. On the same day, Company A contacted representatives of Merrill Lynch to indicate that Company A would not submit a proposal for a potential business combination with Foundry.

On June 23, 2008, Company B contacted representatives of Merrill Lynch to indicate that Company B would not submit a proposal for a potential business combination with Foundry.

On June 24, 2008, in accordance with Brocade’s instructions, representatives of BAS contacted representatives of Merrill Lynch to communicate a revised proposal to acquire each share of Foundry common stock for a combination of $17.00 in cash plus a fraction of a share of Brocade common stock having a value of $2.00. Later that day, representatives of Merrill Lynch, on behalf of Foundry, contacted representatives of BAS to inquire if Brocade would consider offering to acquire each share of Foundry common stock for a combination of $18.50 in cash plus a fraction of a share of Brocade common stock having a value of $2.00.

On June 25, 2008, in accordance with Brocade’s instructions, representatives of BAS contacted representatives of Merrill Lynch to communicate a revised proposal to acquire each share of Foundry common stock for a combination of $18.50 in cash plus a fraction of a share of Brocade common stock having a value of $0.50.

On June 26, 2008, the Foundry board of directors met with members of Foundry’s senior management and representatives of Heller Ehrman and Merrill Lynch to consider the revised Brocade proposal and review of the status of discussions with other parties. The Foundry board of directors reviewed updated analyses with respect to valuation of the Foundry common stock, including information regarding recent transactions in the industry, premiums paid over trading price in such transactions and public market valuations of comparable companies.

Discussions between representatives of Brocade and Foundry regarding transaction terms continued over the following two days.

On June 27, 2008, in accordance with Brocade’s instructions, representatives of BAS contacted representatives of Merrill Lynch to communicate two alternative revised proposals. Under one revised proposal, Brocade would acquire each share of Foundry common stock for a combination of $18.50 in cash plus a fraction of a share of Brocade common stock valued at $0.50 at the time of the completion of the proposed transaction, and under the other revised proposal, Brocade would acquire each share of Foundry common stock for a combination of $18.50 in cash plus a fraction of a share of Brocade common stock valued at $0.75 at the time of the announcement of the proposed transaction.

Discussions among members of the Foundry board of directors and senior management of Foundry, together with representatives of Heller Ehrman and Merrill Lynch, ensued. At the completion of those discussions, the Foundry board of directors determined it was prepared to move forward with Brocade on the basis of the proposal that included the fraction of a share of Brocade common stock valued at $0.75 per share based on a fixed exchange ratio to be determined at the time of the announcement of the proposed transaction, subject to confirmatory due diligence for both parties and the negotiation of mutually satisfactory definitive agreements relating to the transaction.

On June 28, 2008, Mr. Johnson indicated to Mr. Klayko that the Foundry board of directors was willing to proceed with the negotiation of a business combination between Brocade and Foundry in which each share of Foundry common stock would be acquired for a combination of $18.50 in cash plus a fraction of a share of Brocade common stock valued at $0.75 at the time of the announcement of the proposed transaction.

On June 30, 2008, a representative of Heller Ehrman contacted Cooley Godward Kronish LLP, legal counsel to Brocade, to request that Brocade amend the confidentiality agreement between the parties to include a standstill provision and an employee non-solicitation provision. A representative of Cooley Godward Kronish informed Heller Ehrman that Brocade would only agree to a standstill provision in exchange for an exclusivity agreement from Foundry for an equivalent period of time. Foundry declined to enter into an exclusivity agreement with Brocade, and, on July 2, 2008, Foundry and Brocade amended their confidentiality agreement to include an employee non-solicitation provision.

On July 2, 2008, Brocade and certain of its representatives were provided access to an online data room containing due diligence materials regarding Foundry. Due diligence continued until the execution of the definitive agreement. On the same day, Company C contacted representatives of Merrill Lynch and indicated that Company C would not submit a proposal for a potential business combination with Foundry.

On July 6, 2008, representatives of Cooley Godward Kronish sent representatives of Heller Ehrman an initial draft of a merger agreement, which was subsequently sent by Heller Ehrman to senior members of Foundry management and representatives of Merrill Lynch the same day.

On July 8, 2008 and July 9, 2008, senior members of Foundry management, along with representatives of Merrill Lynch, made presentations to and met with members of management and various advisors of Brocade as part of Brocade’s due diligence investigation with respect to Foundry’s business.

On July 10, 2008, Mr. Johnson, together with other members of Foundry senior management and representatives of Heller Ehrman and Merrill Lynch, met with certain members of the Foundry board of directors to provide an update regarding the status of the negotiations with Brocade regarding a potential business combination between Brocade and Foundry.

Between July 10 and July 21, 2008, several discussions took place between representatives of Brocade, Foundry and their respective advisors covering due diligence matters and negotiation of the terms of the merger agreement and the commitment letter relating to the debt financing to be obtained by Brocade in connection with the proposed business combination between Foundry and Brocade.

Between July 10, 2008 and July 21, 2008, representatives of Heller Ehrman and Cooley Godward Kronish engaged in negotiations with respect to the terms of the merger agreement on behalf of Foundry and Brocade, respectively.

On July 13, 2008, representatives of Cooley Godward Kronish sent representatives of Heller Ehrman an initial draft of a voting agreement, which was proposed to be executed by all of the members of the Foundry board of directors. This draft was subsequently sent by Heller Ehrman to senior members of Foundry management and representatives of Merrill Lynch the same day. Discussions regarding the terms of the voting agreement continued between the various parties until finalization of the agreement on July 21, 2008.

During the course of the discussions relating to the proposed transaction, representatives of Brocade made it known that they expected Mr. Johnson to execute a noncompetition agreement in favor of Brocade as part of the transaction. On July 15, 2008, a draft of the noncompetition agreement was sent by representatives of Cooley Godward Kronish and forwarded to Mr. Johnson and his counsel for review. Discussions regarding the terms of the noncompetition agreement continued between the various parties until finalization of the agreement on July 21, 2008.

On July 16, 2008, senior members of Foundry management, along with representatives of Merrill Lynch, Ernst & Young, Heller Ehrman and DLA Piper met with senior members of Brocade management to conduct a limited due diligence investigation with respect to Brocade’s business. These due diligence discussions continued between the parties over the next several days.

On July 17, 2008, representatives of Cooley Godward Kronish sent representatives of Heller Ehrman a draft of the financing commitment letter and related financial definitions pertaining to the potential debt financing Brocade intended to obtain to finance a portion of the merger consideration, which draft documents were subsequently sent by Heller Ehrman to senior members of Foundry management and representatives of Merrill Lynch the same day.

Between July 17, 2008 and July 21, 2008, representatives of Heller Ehrman and Cooley Godward Kronish discussed the terms of the draft debt commitment letter and related financial definitions on behalf of Foundry and Brocade, respectively.

On July 18, 2008, the Foundry board of directors met with members of senior management of Foundry and representatives of Heller Ehrman, Merrill Lynch, Ernst & Young LLP and DLA Piper to review the status of the proposed business combination between Brocade and Foundry. At the meeting, the Foundry board of directors received reports regarding due diligence investigations of Brocade and its business and discussed the results of the due diligence investigations. Following this discussion, Merrill Lynch updated its analyses with respect to valuation of the common stock of Foundry, including information regarding recent transactions in the industry, premiums paid over trading price in such transactions, public market valuations of comparable companies and discounted cash flow analyses. The board then engaged in a detailed review of the terms of the merger agreement and, thereafter, Heller Ehrman provided legal advice to the Foundry board of directors. Merrill Lynch then responded to questions raised by the Foundry board of directors regarding the proposed business combination and Merrill Lynch’s analysis.

On July 21, 2008, the board of directors of Brocade convened a special telephonic meeting to discuss the merger agreement and the transactions contemplated thereby. At that meeting, the Brocade board of directors determined that the transactions contemplated by the merger agreement were fair to, advisable and in the best interests of Brocade and its stockholders, and the directors voted to approve the merger and the other transactions contemplated by the merger agreement.

Later on July 21, 2008, the Foundry board of directors held a meeting with members of Foundry’s senior management and representatives of Merrill Lynch, Heller Ehrman and DLA Piper regarding the proposed transaction. The Foundry board of directors then engaged in a detailed review of the terms of the merger agreement, including those terms that had been modified since the July 18, 2008 meeting of the Board. Thereafter, the Foundry board of directors received legal advice from Heller Ehrman. Merrill Lynch reconfirmed its financial analyses related to the proposed transaction and delivered its oral opinion, which was subsequently confirmed in writing, that, based upon and subject to the various considerations described in its written opinion, the consideration to be received by the holders of shares of Foundry common stock pursuant to the merger agreement was fair, as of July 21, 2008, from a financial point of view to the holders of such shares, other than Brocade and its affiliates. Representatives of Merrill Lynch then responded to questions of the Foundry board of directors regarding its analysis and written opinion. The Foundry board of directors then received legal advice from DLA Piper. The Foundry board of directors then engaged in a full discussion of the terms of the proposed merger agreement, the factors described in the section entitled “Proposal No. 1 — The Merger — Consideration of the Merger by the Foundry Board of Directors” beginning on page 81 of this proxy statement/prospectus, and the analyses and fairness opinion of Merrill Lynch. The board of directors of Foundry unanimously determined that the merger and the merger agreement were advisable and fair to, and in the best interests of, Foundry and its stockholders and that the merger consideration was fair to the Foundry stockholders from a financial point of view as of the date of the board meeting. Accordingly, the Foundry board of directors unanimously approved the proposed transaction and the definitive merger agreement.

The definitive merger agreement was executed and delivered by representatives of Brocade, Foundry and Falcon Acquisition Sub., Inc. as of July 21, 2008. In addition, Mr. Johnson executed and delivered the voting agreement and the noncompetition agreement.

The transaction was publicly announced on the afternoon of July 21, 2008.

Each of the other members of the Foundry board of directors executed a voting agreement as of August 11, 2008.

Consideration of the Merger by the Foundry Board of Directors

The Foundry board of directors has unanimously determined that the merger and the merger agreement are advisable and fair to, and in the best interests of, Foundry and its stockholders, and has unanimously approved the merger and the merger agreement. In reaching its decision to approve the merger and the merger agreement, the Foundry board of directors identified a number of reasons for, and potential benefits to Foundry and its stockholders of, the merger. The factors that the Foundry board of directors considered in reaching its determination included, but were not limited to, the following:

•	the aggregate merger consideration represents a meaningful premium to the historical equity value and enterprise value of Foundry, consisting of a 44.1% and 92.9% premium over Foundry’s equity value and enterprise value, respectively, as of July 18, 2008, and a 53.8% and 121.1% premium over Foundry’s average equity value and enterprise value, respectively, for the thirty trading day trailing average from June 6, 2008;

•	the fact that the value of the aggregate merger consideration will not fluctuate substantially, given that, based on the closing price of Brocade’s common stock on July 21, 2008, approximately 96% of such consideration is in the form of cash;

•	the relationship between the market value of the common stock of Foundry and the consideration to be paid to stockholders of Foundry pursuant to the merger agreement and a review of comparable merger transactions;

•	Foundry’s rights under the merger agreement to consider unsolicited alternative acquisition proposals under certain circumstances and to change its recommendation to Foundry stockholders to adopt the merger agreement should Foundry receive a superior proposal;

•	the financial analyses reviewed with the Foundry board of directors by Merrill Lynch and the oral opinion of Merrill Lynch rendered to the Foundry board of directors on July 21, 2008, subsequently confirmed in writing, to the effect that, as of July 21, 2008, and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration was fair, from a financial point of view, to the holders of Foundry common stock other than Brocade and its affiliates (see the section entitled “Proposal No. 1 — The Merger — Opinion of Foundry’s Financial Advisor” beginning on page 75 of this proxy statement/prospectus);

•	the alternatives available to Foundry if it were not to engage in the business combination with Brocade, including independent pursuit of Foundry’s business strategy and growth through acquisitions, all of which involve meaningful risks and uncertainties and none of which, in the view of the Foundry board of directors, were as favorable to Foundry and its stockholders as, or more favorable to Foundry and its stockholders than, the business combination with Brocade;

•	the fact that Foundry held discussions with several other potential acquirers, but none of those potential acquirers submitted written acquisition proposals;

•	the support of Bobby R. Johnson, Jr., Chief Executive Officer and President and a director of Foundry, for the merger, including the terms of the voting agreement entered into between Mr. Johnson and Brocade, pursuant to which Mr. Johnson has agreed to vote his shares of Foundry common stock, which represent approximately 7.5% of the outstanding shares of Foundry as of August 1, 2008, in favor of the adoption of the merger agreement, so long as the merger agreement has not been terminated and the voting agreement has not otherwise been terminated in accordance with its terms;

•	the terms of the merger agreement, including the conditions to completion of the merger and the parties’ rights to terminate the merger agreement in certain circumstances;

•	the limited conditions to completion of the merger agreement, including the lack of any financing condition to Brocade’s obligation to complete the merger, which should reduce the risk that the merger would not be completed, as well as the fact that Brocade would be obligated to pay Foundry a reverse termination fee under certain circumstances in connection with Brocade’s failure to obtain the necessary financing to complete the merger;

•	the likelihood that regulatory approvals can be achieved without difficulty or extended delay;

•	the fact that the merger agreement provides sufficient operating flexibility for Foundry to conduct its business in the ordinary course between the signing of the merger agreement and the completion of the merger;

•	information concerning Foundry’s and Brocade’s respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including, with respect to Brocade, public reports concerning results of operations during the most recent fiscal year and fiscal quarters filed with the SEC;

•	Foundry’s management’s view of the current and historical financial conditions, results of operations and businesses of Foundry and Brocade before the merger, as well as the anticipated benefits and synergies in the operations of the business of Foundry and Brocade after giving effect to the merger;

•	the current and historical financial market conditions and market prices, volatility and trading information with respect to the common stock of Foundry and the common stock of Brocade;

•	the financial condition, results of operation, business and strategic objectives of Foundry and Brocade after giving effect to the merger and the merger’s potential effect on stockholder value; and

•	the strategic benefits of the merger, including creating a more diversified company with a larger addressable market opportunity and broader geographic footprint; and

•	the expectation that the combined company can leverage its presence in key enterprise and carrier networks while capitalizing on the growing adoption of Ethernet in data center environments.

The Foundry board of directors also identified and considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the merger, including:

•	the volatility of the trading prices of common stock of both Foundry and Brocade, including the fact that the exchange ratio related to the stock component of the merger consideration is fixed and will not increase in the event of a decline in the trading price of Brocade common stock;

•	the possibility that the market price of Brocade common stock to be received in the merger by holders of Foundry common stock could decrease sharply if the merger was not viewed favorably by Brocade stockholders, financial analysts and the press, generally;

•	the fact that Foundry stockholders will have relatively little continuing equity interest in Brocade following completion of the merger and would therefore receive little benefit from any future growth or increased earnings of Brocade after the merger;

•	the risk that the potential benefits and synergies sought in the merger might not be fully realized if the combined company fails to meet the challenges involved in integrating the operations of Foundry and Brocade;

•	uncertainty regarding the availability of debt financing with respect to the cash consideration to be paid to Foundry stockholders pursuant to the merger, including the risk that, despite the limitations on the conditions to financing set forth in the financing commitment letter, Brocade may not be able to obtain the financing described in this letter;

•	the merger agreement precludes Foundry from actively soliciting alternative acquisition proposals and limits Foundry’s ability to engage in negotiations with parties that make alternative acquisition proposals;

•	the termination fee payable by Foundry to Brocade under certain circumstances;

•	the possibility that the merger might not be completed, even if approved by the stockholders of Foundry, and the effects on Foundry if the merger is not completed;

•	the effect of the public announcement and pendency of the merger on Foundry’s sales, operating results, stock price, customers, suppliers, employees, partners and other constituencies;

•	the effect of the public announcement of the merger on Foundry’s ability to attract and retain key management, marketing and technical personnel;

•	the expectation that the merger consideration will be taxable to Foundry stockholders;

•	the interests that Foundry’s executive officers and directors may have with respect to the merger in addition to their interests as Foundry stockholders (see the section entitled “Proposal No. 1 — The Merger — Interests of Foundry Directors and Executive Officers in the Merger” beginning on page 81 of this proxy statement/prospectus for a more complete discussion of these interests); and

•	various other risks associated with the combined company and the merger, including those described under the section entitled “Risk Factors — Risks Related to the Merger and the Combined Company” beginning on page 24 of this proxy statement/prospectus.

After careful and due consideration, the Foundry board of directors unanimously concluded that overall, the risks, uncertainties, restrictions and potentially negative factors associated with the merger were outweighed by the potential benefits of the merger, and that many of these risks could be managed or mitigated prior to the merger by Foundry or subsequent to the merger by the combined company or were unlikely to have a material adverse effect on the merger or the combined company.

The foregoing information and factors considered by the Foundry board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Foundry board of directors. In view of the variety of factors and the amount of information considered, the Foundry board of directors did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in approving the merger and the merger agreement. In addition, individual members of the Foundry board of directors may have given different weights to different factors. The Foundry board of directors considered all of these factors as a whole, and overall considered them to be favorable to and to support its determination.

Recommendation of the Foundry Board of Directors

After careful and due consideration, the Foundry board of directors determined that the merger and the merger agreement are advisable and fair to, and in the best interests of, Foundry and its stockholders, and unanimously approved the merger and the merger agreement. The Foundry board of directors unanimously recommends that the Foundry stockholders vote “FOR” adoption of the merger agreement.

In considering such recommendation, Foundry stockholders should be aware that some Foundry directors and executive officers have interests in the merger that are different from, or in addition to, those of Foundry stockholders generally. See the section entitled “Proposal No. 1 — The Merger — Interests of Foundry Directors and Executive Officers in the Merger” beginning on page 81 of this proxy statement/prospectus.

If your submitted proxy card does not specify how you want to vote your shares, your shares will be voted “FOR” the proposal to adopt the merger agreement.

Opinion of Foundry’s Financial Advisor

Foundry retained Merrill Lynch to act as its financial advisor with respect to the merger. In connection with that engagement, Foundry requested that Merrill Lynch evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of shares of Foundry common stock, other than Brocade and its affiliates, pursuant to the merger agreement. At the meeting of the Foundry board of directors on July 21, 2008, Merrill Lynch rendered its oral opinion to the Foundry board of directors, which opinion was subsequently confirmed in writing, that as of July 21, 2008, based upon the assumptions made, matters considered and limits of such review, as set forth in its opinion, the consideration to be received by the holders of the shares of Foundry common stock pursuant to the merger agreement was fair from a financial point of view to the holders of such shares, other than Brocade and its affiliates.

The full text of Merrill Lynch’s written opinion, which sets forth material information relating to such opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Merrill Lynch, is attached as Annex D and is incorporated into this document by reference in its entirety. This description of Merrill Lynch’s opinion is qualified in its entirety by reference to, and should be reviewed together with, the full text of the opinion. You are urged to read the opinion and consider it carefully.

Merrill Lynch’s opinion is addressed to the Foundry board of directors and addresses only the fairness, from a financial point of view, of the consideration to be received by holders of shares of Foundry common stock, other than Brocade and its affiliates, pursuant to the merger agreement, as of the date of the opinion. The opinion is for the use and benefit of the Foundry board of directors, does not address the merits of the underlying decision by Foundry to engage in the merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the merger or any matter related thereto. In addition, Foundry has not asked Merrill Lynch to address, and the opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Foundry, other than the holders of the shares of Foundry common stock. In rendering the opinion, Merrill Lynch expressed no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the merger, or any class of such persons, relative to the consideration to be received by the holders of the shares of Foundry common stock pursuant to the merger agreement.

In arriving at its opinion, Merrill Lynch, among other things:

•	Reviewed certain publicly available business and financial information relating to Foundry and Brocade that Merrill Lynch deemed to be relevant;

•	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Foundry and Brocade, furnished to Merrill Lynch by Foundry and Brocade, respectively;

•	Conducted discussions with members of senior management of Foundry and Brocade concerning the matters described in the two bullet points above, as well as the respective businesses and prospects of Foundry and Brocade before and after giving effect to the merger;

•	Reviewed the market prices and valuation multiples for the shares of Foundry and Brocade and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	Reviewed the results of operations of Foundry and Brocade and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	Compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	Participated in certain discussions and negotiations among representatives of Foundry and Brocade and their respective financial and legal advisors;

•	Reviewed the potential pro forma impact of the merger;

•	Reviewed a draft dated July 20, 2008 of the merger agreement; and

•	Reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including an assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or that was publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertaking an independent evaluation or appraisal of any of the assets or liabilities of Foundry or Brocade, nor was Merrill Lynch furnished with any such evaluation or appraisal. Merrill Lynch did not evaluate the solvency or fair value of Foundry or Brocade under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Foundry or Brocade. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by Foundry or Brocade, Merrill Lynch assumed that such information was reasonably prepared and reflected the best currently available estimates and judgment of Foundry’s or Brocade’s management as to the expected future financial performance of Foundry or Brocade, as the case may be. Merrill Lynch also assumed that the final form of the merger agreement would be substantially similar to the last draft Merrill Lynch reviewed.

Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and upon the information made available to Merrill Lynch as of the date of the opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger.

Merrill Lynch’s Financial Analyses

At the meeting of the Foundry board of directors held on July 21, 2008 Merrill Lynch presented certain financial analyses accompanied by delivery of its written materials in connection with the delivery of its oral opinion at that meeting and its subsequent written opinion. The following is a summary of the material financial analyses performed by Merrill Lynch in arriving at its opinion.

Research Analyst Stock Price Targets.  Merrill Lynch reviewed fourteen recent publicly available research analyst price targets for Foundry and observed that the range of the research analyst share price targets was $13.00 to $17.00, excluding the highest and lowest observations as outliers. Discounted back one year at a 12.0% discount rate, which is the midpoint of the range of discount rates used for the discounted cash flow analysis described below, the range was $11.61 to $15.18. Merrill Lynch compared this range to the $19.25 per share consideration to be received by holders of Foundry common stock, and observed that this consideration was above the range of research analyst share price targets referred to above and above the range of research analyst share price targets after discounting the price targets back one year as described above.

Comparable Public Trading Multiples Analysis.  Merrill Lynch compared selected financial and trading data of Foundry with similar data for nine publicly traded networking companies that Merrill Lynch deemed to be relevant to its analysis of Foundry. These companies were:

•	Cisco Systems, Inc.

•	Juniper Networks, Inc.

•	Brocade Communications Systems, Inc.

•	F5 Networks, Inc.

•	Riverbed Technology, Inc.

•	Blue Coat Systems, Inc.

•	SonicWALL, Inc.

•	Aruba Networks, Inc.

•	Extreme Networks, Inc.

For each of the companies identified above, Merrill Lynch calculated various valuation multiples, including:

•	The ratio of enterprise value to the estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2009; and

•	The ratio of share price to the estimated cash earnings per share, or cash EPS, for calendar year 2009.

Based upon its analysis of the full ranges of multiples calculated for the companies identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such companies (including qualitative factors and judgments involving non-mathematical considerations), Merrill Lynch determined relevant ranges of multiples for such companies (which relevant ranges were narrower than the full ranges of such multiples). The relevant ranges of such multiples, as determined by Merrill Lynch, are set forth in the table below.

For purposes of its analysis, Merrill Lynch calculated the enterprise value as the market capitalization plus total debt, minority interests and preferred stock, less cash and cash equivalents, and Merrill Lynch calculated the estimated cash EPS as estimated EPS under generally accepted accounting principles excluding amortization of intangible property and stock-based compensation. To calculate these trading multiples, Merrill Lynch used EBITDA and EPS projections reported by independent research analyst reports and First Call estimates and closing trading prices of equity securities of each identified company on July 18, 2008. First Call is an online aggregator of independent research analyst estimates managed by Thomson Financial. For Foundry, Merrill Lynch used EBITDA and EPS projections based, separately, on estimates reported by research analysts and on internal management projections.

Comparable Company
	Relevant Multiple	Implied Share
	Range	Price of Foundry

Research Estimates:
CY2009 Enterprise Value/EBITDA	7.0x - 9.0x	$13.83 - $15.97
CY2009 Share Price/Cash EPS	15.0x - 18.0x	$11.64 - $13.97
Management Estimates:
CY2009 Share Price/Cash EPS	15.0x - 18.0x	$14.07 - $16.89

Merrill Lynch observed that the implied multiples being paid for Foundry were above the range of the comparable public trading multiples projected for calendar year 2009 based on estimated EBITDA and cash EPS for the research analyst estimates and estimated cash EPS for the management estimates for Foundry.

It should be noted that no company used in the above analysis is identical to Foundry. In evaluating companies identified by Merrill Lynch as comparable to Foundry, Merrill Lynch made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Foundry, such as the impact of competition on the business of Foundry and the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Foundry or the industry or in the financial markets in general. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies.

Comparable Transaction Analysis.  Using publicly available research analyst estimates and other publicly available information, Merrill Lynch examined the following precedent transactions in the networking industry which Merrill Lynch deemed to be relevant.

Acquiror	Target

Blue Coat Systems, Inc.	Packeteer, Inc.
Arris Group, Inc.	CCOR, Inc.
CommScope, Inc.	Andrew Corporation
Mitel Networks Corp./Francisco Partners	Inter-Tel, Inc.
Cisco Systems, Inc.	IronPort Systems, Inc.
LM Ericsson AB	Redback Networks, Inc.
Motorola, Inc.	Netopia, Inc.
International Business Machine Corp.	Internet Security Systems, Inc.
Gores Group LLC & Tennenbaum Capital Partners LLC	Enterasys Networks, Inc.
Juniper Networks, Inc.	Peribit Networks, Inc.

For each of the transactions identified above, Merrill Lynch calculated various valuation multiples, including the ratio of enterprise value to the estimated EBITDA for the identified company for the next twelve months immediately following the period in which the relevant transaction was announced.

Based upon its analysis of the full ranges of multiples calculated for the transactions identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such transactions and the companies involved in such transactions (including qualitative factors and judgments involving non-mathematical considerations), Merrill Lynch determined relevant ranges of multiples for such transactions (which relevant ranges were narrower than the full ranges of such multiples). The relevant range of such multiples, as determined by Merrill Lynch, was 10.0x to 14.0x, as set forth in the table below.

All calculations of multiples paid in the transactions identified above were based on public information available at the time of public announcement of such transactions. Merrill Lynch’s analysis did not take into account different market and other conditions during the period in which the selected transactions occurred.

The following table summarizes the derived relevant range of multiples for the transactions identified above and the ranges of share prices of Foundry shares, implied by such multiples:

Implied Share
Price of Foundry
	Multiple		(Research
	Range		Estimates)

Enterprise Value/NTM EBITDA	10.0x - 14.0	x	$16.18 - $20.12

Merrill Lynch observed that the $19.25 per share to be received by holders of Foundry common stock was within the range of the implied share prices of Foundry shares derived from the application of the relevant transaction multiples to estimated EBITDA for Foundry for the next twelve months based on research analyst estimates.

It should be noted that no transaction utilized in the analysis above is identical to the merger. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in these transactions and other factors that could affect the transaction multiples in such transactions to which the merger is being compared.

Premiums Paid Analysis.  Merrill Lynch reviewed premiums to stock price paid in recent technology transactions that it deemed to be relevant, including certain of the transactions identified above. Merrill Lynch reviewed the premiums paid in these transactions over the price of the target stock as reported by FactSet at various dates (or for various periods) before the approximate date on which the public became aware of the possibility of such transactions. FactSet is an online investment research and database service used by many financial institutions.

Based upon its analysis of the full ranges of premiums calculated for technology transactions having been announced since January 1, 2007 and its consideration of various factors and judgments about current market conditions and the characteristics of such transactions and the companies involved in such transactions (including qualitative factors and judgments involving non-mathematical considerations), Merrill Lynch determined relevant ranges of premiums for such transactions (which relevant ranges were narrower than the full ranges of such premiums). The relevant range of such premiums, as determined by Merrill Lynch, was 25.0% to 50.0%, as set forth in the table below.

The following table summarizes the derived range of premiums and the ranges of share prices of Foundry, implied by such range of premiums, using Foundry’s closing share price on July 18, 2008 ($13.36):

Implied Share
	Premium Range	Price of Foundry

July 18, 2008 closing share price	25.0% - 50.0%	$16.70 - $20.04

Merrill Lynch observed that the $19.25 per share to be received by holders of Foundry shares was within the range of the implied share prices of Foundry shares derived from the spot premiums paid in the recent technology transactions deemed relevant by Merrill Lynch.

It should be noted that no transaction utilized in the analysis above is identical to the merger. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in these transactions and other factors that could affect the premiums paid in such transactions to which the merger is being compared.

Discounted Cash Flow Analysis.  Merrill Lynch performed a discounted cash flow analysis of Foundry, without giving effect to the merger, for the period June 30, 2008 through December 31, 2013. Merrill Lynch calculated ranges of equity values per Foundry share based upon the sum of the discounted net present value of Foundry’s five and a half year stream of projected unlevered free cash flows plus the discounted net present value of the terminal value based on a range of multiples applied to Foundry’s projected 2014 EBITDA. In the research analyst case, the projected unlevered free cash flows were based on independent Wall Street research analyst reports for calendar year 2009 and Foundry management’s guidance for calendar years 2010 through 2013; in the management case, the projected unlevered cash flows were based on Foundry management’s internal projections and guidance for each year. In its discounted cash flow analysis, Merrill Lynch used discount rates ranging from 10.0% to 14.0% and terminal value multiples of estimated calendar year 2014 EBITDA ranging from 6.5x to 8.5x.

Using the discount rates and terminal value multiples of estimated calendar year 2014 EBITDA referred to above, Merrill Lynch calculated the following range of implied equity values per Foundry share:

	Low	High

Implied equity value per Foundry share (Research Estimates)	$13.93	$17.06
Implied equity value per Foundry share (Management Estimates)	$17.31	$21.91

Merrill Lynch observed that the $19.25 per share to be received by holders of Foundry shares was:

•	above the range of implied equity values derived by the discounted cash flow analysis based on research analyst estimates for 2009 and subsequently on management’s guidance; and

•	within the range of implied equity values derived by the discounted cash flow analysis based solely on internal management projections and guidance.

The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinion. The fact that any specific analysis has been referred to in the summary above or in this proxy statement/prospectus is not meant to indicate that such analysis was given more weight than any other analysis. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances; therefore, such an opinion is not readily susceptible to partial analysis or summary description. No company, business or transaction used in such analyses as a comparison is identical to Foundry or the merger, nor is an evaluation of such analyses entirely mathematical. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, would, in the view of Merrill Lynch, create an incomplete and misleading view of the analyses underlying Merrill Lynch’s opinion.

Some of the summaries of financial analyses above include information presented in tabular format. In order to fully understand Merrill Lynch’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described above without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Merrill Lynch’s analyses.

The analyses performed by Merrill Lynch include analyses based upon forecasts of future results, which results may be significantly more or less favorable than those upon which Merrill Lynch’s analyses were based. The analyses do not purport to be appraisals or to reflect the prices at which Foundry shares may trade at any time after announcement of the merger. Because the analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to general economic and competitive conditions beyond the control of the parties or their respective advisors, neither Merrill Lynch nor any other person assumes responsibility if future results or actual values are materially different from those contemplated above.

Foundry retained Merrill Lynch based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking firm with substantial experience in transactions similar to the merger. Merrill Lynch, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes.

Under the terms of the engagement letter between Merrill Lynch and Foundry, Merrill Lynch agreed to provide financial advisory services to Foundry, including an opinion as to the fairness from a financial point of view of the consideration to be received pursuant to the merger by holders of shares of Foundry common stock, and Foundry agreed to pay Merrill Lynch a customary fee, which is contingent upon completion of the merger. In addition, Foundry has agreed to indemnify Merrill Lynch and its affiliates (and their respective directors, officers, agents, employees and controlling persons) against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Merrill Lynch’s engagement.

Merrill Lynch and its affiliates have, in the past, provided financial advisory and financing services to Foundry and/or its affiliates and may continue to do so in the future and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch or its affiliates may actively trade shares of Foundry common stock and its other securities, as well as securities of Brocade for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Consideration of the Merger by the Brocade Board of Directors

In reaching its decision to approve the merger and the merger agreement, the Brocade board of directors consulted with Brocade’s senior management team, as well as Brocade’s outside advisors, and considered a number of factors, including the following material factors which it viewed as supporting its decision to approve the merger and the merger agreement:

•	the combined company may be better able to address new technology and customer requirements that may emerge in the coming years, including the anticipated movement towards a unified fabric in the “next generation” data center, by taking advantage of Brocade’s strengths in data storage networking and Foundry’s strengths in high performance enterprise data networks;

•	the combined company may be better positioned to provide a high-performance alternative solution for end-to-end networking on both sides of the server;

•	the broadening and integration of Brocade’s and Foundry’s product lines may enable the combined company to meet the needs of its customers more effectively and efficiently, provide more complete solutions to its existing customers, and attract new customers;

•	combined technological resources and complementary technology may allow the combined company to compete more effectively by providing it with an enhanced ability to develop new products and greater functionality for existing products;

•	the creation of larger sales and services organizations, greater marketing resources and financial strength may present improved opportunities for marketing the products of the combined company;

•	the combined experience, financial resources, size and breadth of product offerings of the combined company may allow the combined company to respond more quickly and effectively to customer needs, technological change, increased competition and shifting market demand; and

•	the merger may provide the combined company with an improved platform for future growth.

In view of the wide variety of factors considered by the Brocade board of directors in connection with its evaluation of the merger and the complexity of these matters, the Brocade board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Brocade board of directors made its recommendation based on the totality of information presented to, and the investigation conducted by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Interests of Foundry Directors and Executive Officers in the Merger

Foundry stockholders considering the recommendation of the Foundry board of directors regarding the merger should be aware that Foundry’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Foundry stockholders generally. The board of directors of Foundry was aware of and considered these potentially conflicting interests when they approved the merger agreement and the merger.

Stock-Based Awards

Pursuant to the terms of Foundry’s 1999 Director’s Stock Option Plan, the vesting of all stock options granted under such plan to Foundry’s directors will accelerate in full upon the completion of the merger. See the section entitled “Proposal No. 1 — The Merger — Interests of Foundry Directors and Executive Officers in the Merger — Summary of Equity, Incentive and Other Awards of Directors and Executive Officers of Foundry” beginning on page 85 of this proxy statement/prospectus.

On July 31, 2008, Foundry’s board of directors, upon the recommendation of the compensation committee, granted restricted stock units, referred to as the July 2008 RSUs, to certain executive officers of Foundry, excluding its chief executive officer. The July 2008 RSUs vest ratably over three years, with one-third of the restricted stock units vesting on the first anniversary of the grant date, and one-third of the restricted stock units vesting on each of the second and third anniversaries of the grant date. The stock unit agreements evidencing the July 2008 RSUs provide that they will not be subject to the terms of any acceleration of vesting provisions contained in any agreement between the executive officer and Foundry, including the severance agreements described below. However, the stock unit agreements evidencing the July 2008 RSUs also provide that if an executive officer’s employment is terminated by Foundry or Brocade in connection with the merger prior to July 31, 2009, and such executive officer is a party to a severance agreement or any other agreement with Foundry providing for acceleration of vesting in connection with the merger, then, upon such termination of employment, the vesting of a certain number of the July 2008 RSUs held by such executive officer will be accelerated, which number will be determined by multiplying (1) the total number of days elapsed from July 21, 2008 (the date of the merger agreement) through the date of such termination, divided by 365, by (2) the number of July 2008 RSUs granted to such executive officer that would have vested under such stock unit agreement on July 31, 2009.

Pursuant to severance agreements with certain executive officers of Foundry, excluding its chief executive officer, the vesting of Foundry stock options, restricted stock units and restricted stock awards held by the executive officer, other than any July 2008 RSUs, will accelerate in full upon the termination of the executive officer’s employment by Foundry without “cause” or by the executive officer for “good reason” (as such terms are defined below) during the period commencing three months prior to the completion date of the merger and ending on the first anniversary of the merger. See the sections entitled “Proposal No. 1 — The Merger — Interests of Foundry Directors and Executive Officers in the Merger — Severance Agreements” beginning on page 82 of this proxy statement/prospectus and “Proposal No. 1 — The Merger — Interests of Foundry Directors and Executive Officers in the Merger — Summary of Equity, Incentive and Other Awards of Directors and Executive Officers of Foundry” beginning on page 85 of this proxy statement/prospectus.

Severance Agreements

Certain executive officers of Foundry, excluding its chief executive officer, have entered into severance agreements with Foundry. Generally, benefits under the severance agreements may be triggered if the executive officer’s employment is terminated by Foundry without “cause” or is terminated by the executive officer for “good reason” (as such terms are defined below) during the period commencing three months prior to a change of control of Foundry and ending on the first anniversary of the change of control. The severance agreements provide cash benefits equal to twelve months of base salary, payable in a lump sum. In addition, upon such termination of employment, except with respect to any July 2008 RSUs, the vesting of awards relating to Foundry’s common stock held by the executive officer will be accelerated in full and such executive officer will be entitled to reimbursement of his or her health, dental and vision benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act, or COBRA, for a period of twelve months. Finally, financial assistance and other lesser benefits may be provided as well under the severance agreements. In the event that any severance or other benefits provided for in the severance agreement or otherwise payable to the executive officer would be subject to the excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, the severance benefits pursuant to the terms of the severance agreements will be (i) paid in full or (ii) reduced to the maximum amount that would result in no portion of the severance benefits being subject to such excise tax, whichever of the foregoing amounts results in the receipt by the executive officer on an after-tax basis, of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code.

Each executive officer’s right to receive any severance or other benefits under the severance agreements is conditioned upon such executive officer:

•	not soliciting employees and certain customers of Foundry and any successor for a period of one year following termination of employment;

•	not knowingly and materially disparaging Foundry, its successor or their respective directors, officers or employees for a period of one year following termination of employment;

•	continuing to abide by any existing confidentiality agreement requiring such executive officer not to disclose confidential information of Foundry and any successor; and

•	providing and not subsequently revoking a full release of all claims.

For purposes of the severance agreements, “cause” means: (i) willful and continued failure to perform the duties and responsibilities of the executive officer’s position (other than as a result of illness or injury) after there has been delivered a written demand for performance from the Foundry board of directors which describes the basis for the board of directors’ belief that the executive officer has not substantially performed his duties and provides such executive officer with thirty days to take corrective action; (ii) any material act of personal dishonesty taken in connection with the executive officer’s responsibilities as an employee of Foundry with the intention that such action may result in the substantial personal enrichment of such executive officer; (iii) such executive officer’s conviction of, or plea of nolo contendere to, a felony that the board of directors reasonably believes has had or will have a material detrimental effect on Foundry’s reputation or business; (iv) a willful breach by such executive officer of any fiduciary duty owed to Foundry that has a material detrimental effect on Foundry’s reputation and business; (v) such executive officer’s being found liable in any SEC or other civil or criminal securities law action (regardless of whether or not such executive officer admits or denies liability), which the Foundry board of directors determines, in its reasonable discretion, will have a material detrimental effect on Foundry’s reputation or business; (vi) such executive officer’s entering any cease and desist order with respect to any action which would bar such executive officer from service as an executive officer or member of a board or directors of any publicly-traded company (regardless of whether or not such executive officer admits or denies liability); (vii) such executive officer’s obstructing or impeding, endeavoring to obstruct or impede, or failing to materially cooperate with, any investigation authorized by the Foundry board of directors or any governmental or self-regulatory entity, provided that such executive officer’s failure to waive attorney-client privilege relating to communications with such executive officer’s own attorney in connection with such an investigation will not constitute “cause”; or (viii) such executive officer’s disqualification or bar by any governmental or self-regulatory authority from serving in such executive officer’s position with Foundry if (A) the disqualification or bar continues for more than thirty days, and (B) during that period Foundry uses commercially reasonable efforts to cause the disqualification or bar to be lifted, provided that while any disqualification or bar continues during such executive officer’s employment, such executive officer will serve in the capacity contemplated by the severance agreement to whatever extent legally permissible and, if such executive officer’s employment is not permissible, such executive officer will be placed on administrative leave (which will be paid to the extent legally permissible).

For purposes of the severance agreements, “good reason” means the occurrence of any of the following, without the executive officer’s consent: (i) a significant reduction of the executive officer’s responsibilities and duties, relative to the executive officer’s responsibilities and duties in effect immediately prior to such reduction, provided, however, that a reduction in responsibilities or a change in duties, by virtue of Foundry being acquired and made part of another entity (as, for example, when the chief executive officer of Foundry remains as the senior executive officer of a division or subsidiary of the acquirer which division or subdivision either contains substantially all of Foundry’s business or is a comparable size) shall not be considered “good reason”; (ii) a material and significant reduction in the executive officer’s base salary or target annual incentive as in effect immediately prior to such reduction other than pursuant to a reduction that also is applied to substantially all other executive officers of Foundry and which reduction reduces the base salary and/or target annual incentive by a percentage reduction that is no greater than 10%; (iii) relocation of the executive officer to a facility or location more than thirty-five miles from his primary place of employment; (iv) any purported termination of the executive officer’s employment for “cause” without first satisfying the procedural protections, as applicable, required by the definition of “cause” set forth above; or (v) the failure of Foundry to obtain the assumption of the executive officer’s severance agreement by a successor and/or acquirer and an agreement that the executive officer will retain substantially similar responsibilities in the acquirer or the merged or surviving company as he had prior to the transaction. An executive officer may not resign for good reason without first providing Foundry with written notice within sixty days of the event that such executive officer believes constitutes good reason specifically identifying the acts or omissions constituting the grounds for good reason and a reasonable cure period of not less than thirty days following the date of such notice.

Certain of the executive officers of Foundry that have entered into the severance agreements may terminate their employment for good reason or may have their employment terminated by Foundry without “cause” under the terms of the severance agreements at the effective time of the merger, which would result in entitlement to benefits as described above (subject to compliance with the applicable provisions of the severance agreements). See the section entitled “Proposal No. 1 — The Merger — Interests of Foundry Directors and Executive Officers in the Merger — Summary of Equity, Incentive and Other Awards of Directors and Executive Officers of Foundry” beginning on page 85 of this proxy statement/prospectus.

Continued Benefits

The merger agreement provides that Brocade, at its option, will, for a period of at least one year following the merger, either continue Foundry’s benefit plans or, subject to certain limitations, allow Foundry employees who continue employment with Brocade to participate in Brocade’s benefit plans on terms no less favorable than those provided to similarly situated Brocade employees, or a combination of both. All of the executive officers of Foundry are currently eligible to participate in Foundry’s benefit plans, which include medical, dental, vision, life insurance, accidental death and dismemberment insurance, short term and long term disability, employee assistance plan, flexible spending accounts, 401(k) plan, bonus plans, stock option plans, employee stock purchase plans and other welfare fringe benefit plans.

Unless otherwise indicated by Brocade at least five days prior to the completion of the merger, Foundry will terminate its bonus vacation and related cash bonus program no later than one day prior to the completion of the merger. Pursuant to the bonus vacation and related cash bonus program, Foundry employees, after completing each four years of service to Foundry, are provided an opportunity to take ten days of bonus vacation and receive a cash bonus equal to 5% of their annual base salary after returning from such vacation. Foundry began phasing out the vacation bonus program prior to the date of the merger and, pursuant to this process, employees starting on or after January 1, 2008 are not eligible for this program, and employees who started prior to January 1, 2008 will remain eligible to receive their upcoming bonus vacation as their final bonus vacation with no subsequent bonus vacation thereafter. In the event that Foundry is required to terminate the bonus vacation and related cash bonus program pursuant to the merger agreement, Foundry employees will no longer be eligible to receive the cash bonus portion of the program but Foundry will, effective upon termination of the program, award each employee eligible to earn a bonus vacation the prorated number of bonus vacation days or partial days that, when compared with the full award of ten days, corresponds to the proportion that the number of days of service performed by such employee as of the date of the merger bears toward the four-year period required to earn a final vacation bonus award. All of the executive officers of Foundry are currently eligible to participate in Foundry’s vacation bonus and related cash bonus program.

The merger agreement also provides that Brocade will comply with the terms of Foundry’s executive incentive plan following the completion of the merger. Pursuant to the executive incentive plan, Foundry’s non-commissioned executive officers that are either employed, or have been employed, by Foundry in an executive role for a minimum of (i) three months or (ii) for one full quarter during the performance period, are eligible to receive cash bonuses based upon the achievement of certain Foundry revenue, gross margin, operating profit goals, and certain other individual or department objectives. The total target bonus for each such executive officer is equal to 40% of such executive officer’s base salary earned during the performance period. Pursuant to the merger agreement, for purposes of determining the amount payable by Brocade to each eligible executive officer under the executive incentive plan, Foundry shall be deemed to have achieved at least 100% of Foundry’s performance goals under the executive incentive plan and each eligible executive officer shall be deemed to have achieved 100% of such executive officer’s individual performance goals under such plan. Foundry’s chief executive officer has waived any right to receive any payment under the executive incentive plan.

Summary of Equity, Incentive and Other Awards of Directors and Executive Officers of Foundry

The following table identifies, for each Foundry director and executive officer, as of August 1, 2008, such person’s relationship to Foundry, the aggregate number of shares subject to outstanding options to purchase shares of Foundry common stock held by such individual, the aggregate number of shares of Foundry common stock subject to vested options held by such individual, the aggregate number of shares of Foundry common stock held by such individual that are subject to accelerated vesting upon the occurrence of the merger, the weighted average exercise price of all outstanding options to purchase Foundry common stock held by such individual, the aggregate number of Foundry restricted stock awards held by such individual that are subject to accelerated vesting upon the occurrence of the merger, the aggregate number of Foundry restricted stock units held by such individual, the aggregate number of Foundry restricted stock units held by such individual that are subject to accelerated vesting upon the occurrence of the merger and the estimated severance payments to be received by such individual.

						Aggregate
						Number of
						Restricted		Aggregate
				Aggregate		Stock		Number of
				Common		Awards all		Restricted
				Shares		of which		Stock Units
				Subject to		are Subject to		Subject to	Estimated
		Aggregate	Aggregate	Accelerated		Accelerated		Accelerated	Cash
		Common	Common	Vesting	Weighted	Vesting	Aggregate	Vesting	Severance
		Shares	Shares	Upon or	Average	Upon or	Number of	Upon or	Payment
		Subject to	Subject	Following the	Price of	Following the	Restricted	Following the	per
	Relationship to	Outstanding	to Vested	Occurrence	Outstanding	Occurrence	Stock	Occurrence	Severance
Name	Foundry	Options	Options	of the Merger(1)	Options	of the Merger(2)	Units(3)	of the Merger(4)	Agreement(5)

Bobby R. Johnson, Jr.	President, CEO and Director	1,300,000	1,300,000	—	$13.05	—	—	—	$—
Daniel W. Fairfax	Vice President, Finance & Administration and Chief Financial Officer	85,000	46,041	38,959	$12.86	40,000	100,000	33,333	$568,125

Laurence L. Akin	Senior Vice President, Worldwide Sales	855,000	855,000	—	$13.50	40,000	60,000	20,000	$425,000
Richard W. Bridges	Vice President, Operations	320,000	320,000	—	$11.25	33,333	60,000	20,000	$505,000
Ken K. Cheng	Vice President and GM, High End Service Provider Systems Business Unit	913,646	779,646	134,000	$16.57	40,000	60,000	20,000	$505,000
Michael R. Iburg	Vice President and Treasurer	286,000	261,312	24,688	$38.01	23,333	40,000	13,333	$397,687
Cliff G. Moore	Vice President, General Counsel and Corporate Secretary	152,834	152,834	—	$13.22	13,333	30,000	10,000	$397,687
Robert W. Schiff	Vice President and GM, Enterprise Business Unit	391,250	301,666	89,584	$13.66	40,000	60,000	20,000	$473,437
Alfred J. Amoroso	Chairman	640,000	539,166	100,834	$31.34	—	—	—	$—
C. Nicholas Keating, Jr.	Director	440,000	339,166	100,834	$41.24	—	—	—	$—
J. Steven Young	Director	721,250	620,416	100,834	$29.87	—	—	—	$—
Alan L. Earhart	Director	389,000	288,166	100,834	$15.98	—	—	—	$—
Celeste Volz Ford	Director	140,000	32,916	107,084	$14.26	—	—	—	$—

(1)	Pursuant to severance agreements with Foundry’s executive officers, not including its chief executive officer, vesting will accelerate in full upon termination of the executive officer’s employment by Foundry without “cause” or by the executive officer for “good reason” during the period commencing three months prior to a change of control of Foundry and ending on the first anniversary of the change of control of Foundry. The numbers in this column assume that the executive officer is terminated by Foundry immediately following the completion of the merger. Pursuant to Foundry’s 1999 Director’s Stock Option Plan, vesting of Foundry’s directors’ stock options will accelerate in full upon the merger.

(2)	Pursuant to severance agreements with Foundry’s executive officers, not including its chief executive officer, vesting will accelerate in full upon termination of the executive officer’s employment by Foundry without “cause” or by the executive officer for “good reason” during the period commencing three months prior to a change of control of Foundry and ending on the first anniversary of the change of control of Foundry. The numbers in this column assume that the relevant executive officer is terminated by Foundry immediately following the merger.

(3)	All of the restricted stock units set forth in this column are July 2008 RSUs.

(4)	Pursuant to the terms of the July 2008 RSUs, if an executive officer’s employment is terminated by Foundry or Brocade in connection with the merger prior to July 31, 2009, and such executive officer is a party to a severance agreement or any other agreement with Foundry providing for acceleration of vesting in connection with the merger, then, upon any such termination of employment, the vesting of a certain number of July 2008 RSUs held by such executive officer will be accelerated, which number will be determined by multiplying (1) the total number of days elapsed from July 21, 2008 (the date of the merger agreement) through the date of such termination of employment, divided by 365, by (2) one-third of the July 2008 RSUs granted to such executive officer, representing the number of July 2008 RSUs that would have vested on July 31, 2009. The numbers in this column assume that the relevant executive officer’s employment is terminated by Foundry in connection with the merger on July 20, 2009.

(5)	The amount of cash severance benefits identified for each executive officer, not including its chief executive officer, (i) assumes that the executive officer’s employment is terminated by Foundry without “cause” or is terminated by such executive officer for “good reason” immediately following the merger and (ii) is based upon current base salaries and bonus opportunities.

Indemnification and Directors’ and Officers’ Liability Insurance

The merger agreement also provides the following:

•	All rights to exculpation, indemnification and advancement of expenses existing as of the date of the merger agreement in favor of the current or former directors or officers of Foundry or its subsidiaries as provided in their respective charter documents or in any indemnification agreement between any such person and Foundry or any of its subsidiaries will survive the merger and continue in full force and effect, but only to the extent such rights to exculpation, indemnification and advancement of expenses are available under and are consistent with Delaware law.

•	For a period of six years from the effective time of the merger, Brocade will cause Foundry to maintain in effect the exculpation, indemnification and advancement of expenses provisions contained in Foundry’s charter documents as in effect as of the date of the merger agreement or in any indemnification agreement with any current or former director or officer of Foundry or any of its subsidiaries, and will not amend, repeal or otherwise modify them in any manner that would adversely affect the rights of any such persons thereunder.

•	Brocade will cause Foundry, to the fullest extent permitted by law, to indemnify and hold harmless each current or former director or officer of Foundry or any of its subsidiaries against any costs or expenses (including the advancement of attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim or action arising out of, relating to or in connection with any action or omission of any such person occurring or alleged to have occurred prior to the effective time of the merger in connection with such person serving as officer or director of Foundry or any of its subsidiaries. However, such indemnification will only be provided if and to the same extent such persons are entitled as of the date of the merger agreement to be indemnified by (or have the right to advancement of expenses from) Foundry or any of its subsidiaries pursuant to its respective charter documents or under existing indemnification agreements between such persons and Foundry or any of its subsidiaries.

•	Prior to the effective time of the merger, Foundry will purchase a six-year “tail” policy to extend Foundry’s existing director and officer insurance for an amount not to exceed 300% of the annual premium paid by Foundry in 2007 for such existing insurance coverage (or, if such “tail” policy is not available for less than such amount, Foundry will purchase as much coverage as is available for such amount). Brocade has agreed to cause the “tail” policy to be maintained in full force and effect for its full term, and to cause Foundry to honor all obligations thereunder. In the event that any of the carriers issuing or reinsuring the “tail” policy becomes unable to satisfy its financial obligations during the six-year period, Brocade has agreed to replace the “tail” policy with another prepaid “tail” policy providing substantially equivalent benefits and coverage levels as the original “tail” policy, with a term extending for the remainder of such six-year period. However, Brocade will not be obligated to pay any amount that, when added to the premium paid by Foundry for the original “tail” policy and any premiums paid by Brocade for any other new “tail” policies, exceeds 300% of the annual premium paid by Foundry in 2007 for its existing insurance coverage.

•	Brocade will guaranty and stand surety for, and will cause Foundry and its subsidiaries to honor each of the above covenants and will pay all expenses incurred by any current or former director or officer of Foundry or any of its subsidiaries to enforce the above covenants.

As a result of the interests described above under each heading, Foundry’s executive officers and directors have interests in the merger that may have made them more likely to vote in favor of the proposal to adopt the merger agreement and approve the merger and to recommend the same to the Foundry stockholders than if they did not hold these interests.

Regulatory Approvals

Under the HSR Act, the merger could not be completed unless certain filings had been submitted to the FTC and the Antitrust Division and the applicable waiting period had either expired or been terminated. Brocade and Foundry filed the appropriate notification and report forms with the FTC and the Antitrust Division on August 13, 2008, and the applicable waiting period has expired on September 12, 2008.

The merger was also subject to clearance by the German Bundeskartellamt under the German Act Against Restraints on Competition and such clearance was granted on September 15, 2008. Brocade and Foundry are in the process of verifying that no other filings under applicable antitrust or competition laws will be made.

Subject to the terms and conditions set forth in the merger agreement, Brocade and Foundry have agreed to use their reasonable best efforts to obtain all regulatory clearances necessary to complete the merger, including using their reasonable best efforts to lift any restraint, injunction or other legal bar to the merger. except that (i) Brocade is not required to take any action to dispose of, divest, license or hold separate any assets or operations of Brocade, Foundry or any of their respective subsidiaries, nor is Brocade required to contest any legal proceeding or injunction or decree relating to the merger, if it determines in good faith that to do so would reasonably be expected to materially affect the business or interests of Brocade, Foundry or any of their respective subsidiaries in any adverse way, and (ii) Foundry is not required to divest, dispose of, hold separate or otherwise take or commit to take any other action requested by Brocade with respect to any assets or operations of Foundry and its subsidiaries unless it is conditioned on the completion of the merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions like the merger. Notwithstanding the expiration of the HSR waiting period, at any time before or after the completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Brocade and Foundry. In addition, certain private parties, as well as state attorneys general and other antitrust authorities, may challenge the merger under antitrust laws under certain circumstances. In addition, the merger may be subject to scrutiny pursuant to foreign antitrust laws. Brocade and Foundry believe that the completion of the merger will not violate any antitrust laws. There can be no assurance, however, that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

Litigation Relating to the Merger

On July 23, 2008, an action, Doug Edrington v. Bobby R. Johnson, Jr., et al., was filed in the Superior Court of the State of California for the County of Santa Clara. In this action, the plaintiff named as defendants the members of the board of directors of Foundry. The complaint asserts claims on behalf of Foundry’s stockholders who are similarly situated with the plaintiff. Among other things, the complaint alleges that the members of Foundry’s board of directors have breached their fiduciary duties to Foundry’s stockholders in connection with the merger and engaged in self-dealing in connection with the Foundry board of directors’ approval of the merger, allegedly resulting in an unfair process and unfair price to Foundry’s stockholders. The complaint seeks class certification and certain forms of equitable relief, including enjoining the completion of the merger. Foundry believes that the allegations of the complaint are without merit and intends to vigorously contest the action. However, there can be no assurances that the defendants will be successful in such defense.

Listing on the NASDAQ Global Select Market of Brocade Shares Issued Pursuant to the Merger

Brocade has agreed to use its reasonable best efforts to cause the shares of Brocade common stock to be issued pursuant to the merger to be approved for listing on the NASDAQ Global Select Market before the completion of the merger, subject to notice of issuance.

Delisting and Deregistration of Foundry Common Stock After the Merger

When the merger is completed, Foundry common stock will be delisted from the NASDAQ Global Select Market and deregistered under the Exchange Act.

Appraisal Rights

Under Delaware corporate law, holders of Foundry common stock are entitled to appraisal rights in connection with the merger.

If the merger is completed, holders of Foundry common stock are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law, or Section 262, provided that they comply with the conditions established by Section 262.

The discussion below is not a complete summary regarding your appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus as Annex C. Foundry stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights.

A record holder of shares of Foundry common stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the date of completion of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the adoption of the merger agreement nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery, or the Delaware Court, of the fair value of his or her shares of Foundry common stock. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of Foundry common stock” are to the record holder or holders of shares of Foundry common stock.

Notification of Appraisal Rights

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, such as the Foundry special meeting, not less than 20 days prior to the meeting Foundry must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This proxy statement/prospectus shall constitute such notice to the holders of Foundry common stock.

Filing a Written Demand

Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include, without limitation, the following:

•	Stockholders electing to exercise appraisal rights must not vote “FOR” adoption of the merger agreement. Also, because a submitted proxy not marked “against” or “abstain” will be voted “FOR” the proposal to adopt the merger agreement, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights.

•	A written demand for appraisal of shares must be filed with Foundry before the taking of the vote on the merger agreement at the Foundry special meeting. The written demand for appraisal should specify the stockholder’s name and mailing address, and that the stockholder is thereby demanding appraisal of his or her Foundry common stock. The written demand for appraisal of shares is in addition to and separate from a vote against the adoption of the merger agreement or an abstention from such vote.

•	A demand for appraisal should be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the share certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner. A person having a beneficial interest in Foundry common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect whatever appraisal rights the beneficial owners may have.

•	A stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to Foundry at 4980 Great America Parkway, Santa Clara, CA, 95054, Attention: Corporate Secretary.

Notice by the Surviving Corporation

Within ten days after the completion of the merger, Foundry, as the surviving corporation in the merger, must provide notice of the date of completion of the merger to all of its stockholders who have complied with Section 262 and have not voted for the adoption of the merger agreement.

Filing a Petition for Appraisal

Within 120 days after the date of completion of the merger, either Foundry or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on Foundry in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of Foundry or Brocade (as its successor) to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that Foundry will file such a petition or that Foundry will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of Foundry common stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the date of completion of the merger, any stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from Foundry a statement setting forth the aggregate number of shares of Foundry common stock not voting in favor of the adoption of the merger agreement and with respect to which demands for appraisal were received by Foundry and the number of holders of such shares. Such statement must be mailed within 10 days after the stockholders’ request has been received by Foundry or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

Proceedings and Determination of Fair Market Value

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Foundry common stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

Although the parties believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and Foundry stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the merger agreement. Moreover, Foundry does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Foundry common stock is less than the merger consideration. In determining “fair value”, the Delaware Court is required to take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be exclusive of any element of value arising from the accomplishment or expectation of the merger. The Delaware Supreme Court has stated that such exclusion is a narrow exclusion that does not encompass known elements of value, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. The Delaware Supreme Court has construed Section 262 to mean that elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered. Foundry stockholders should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262.

Costs of the Appraisal Proceeding

The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Rights of Foundry Stockholders Seeking Appraisal Rights

Any Foundry stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the completion of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the date of completion of the merger.

Withdrawal of Demands for Appraisal Rights

At any time within 60 days after the date of completion of the merger, any former Foundry stockholder that shall have preserved such stockholder’s appraisal rights with respect to the merger will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger agreement. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive payment for such stockholders’ shares of Foundry common stock as provided in the merger agreement only with Foundry’s consent. If no petition for appraisal is filed with the court within 120 days after the effective time of the merger, stockholders’ rights to appraisal (if available) will cease. Inasmuch as Foundry has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Foundry a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the date of completion of the merger will require written approval of Foundry and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure by any Foundry stockholder to comply fully with the procedures described above and set forth in Annex C to this proxy statement/prospectus may result in termination of such stockholder’s appraisal rights. In view of the complexity of exercising your appraisal rights under Delaware law, if you are considering exercising these rights you should consult with your legal counsel.

Accounting Treatment of the Merger

Brocade will account for the merger using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations,” with Brocade treated as the acquiring entity. Accordingly, consideration paid by Brocade will be allocated to Foundry’s assets and liabilities based upon their estimated fair values as of the date of the completion of the merger. The results of operations of Foundry will be included in Brocade’s results of operations from the date of the completion of the merger.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes the material federal income tax consequences of the merger that are generally applicable to holders of Foundry common stock. The discussion is for general information purposes only and applies only to beneficial holders of Foundry common stock who own such stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes) and does not deal with all federal income tax considerations that may be relevant to particular classes of Foundry stockholders in light of their special circumstances, such as stockholders who are dealers in securities, tax-exempt entities, foreign persons, or persons who acquired their Foundry common stock upon exercise of stock options or in other compensatory transactions. Furthermore, no state, local, or foreign tax considerations are addressed herein. Except as discussed below with respect to appraisal rights, this discussion addresses solely the material federal income tax consequences of the exchange in the merger of Foundry common stock for cash and Brocade common stock. The discussion is based on federal income tax law in effect as of the date hereof, which is subject to change at any time (possibly with retroactive effect), and does not address the tax consequences of any transaction other than the merger, including transactions completed prior to or after the merger (whether or not such transactions are in connection with the merger). No opinions of counsel or rulings from the Internal Revenue Service have been requested or obtained in connection with the merger. Accordingly, all Foundry stockholders should consult their own tax advisors as to the specific federal, state, local, and foreign tax consequences to them of the merger.

This discussion only applies to a Foundry stockholder that is (1) a citizen or resident of the U.S., (2) a corporation created or organized in or under the laws of the U.S. or any state thereof (or the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes. If a partnership holds Foundry stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Foundry stock, you should consult your tax advisor.

It is expected that the merger will be a fully taxable transaction for United States federal income tax purposes. As a result, a Foundry stockholder will generally recognize gain or loss as a result of the merger in an amount equal to the difference between the amount of cash plus the fair market value (determined at the effective time of the merger) of Brocade stock received by such stockholder and the stockholder’s adjusted tax basis in Foundry common stock surrendered in the merger. Gain or loss will be determined separately for each block of shares (that is, shares acquired at the same price per share in a single transaction) surrendered for cash and Brocade common stock pursuant to the merger. Such gain or loss will be a capital gain or loss if Foundry common stock is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code) and will be a long-term capital gain or loss if the stockholder’s holding period is greater than one year as of the effective time of the merger. The maximum federal income tax rate on net long-term capital gain recognized by individuals is 15% under current law. The maximum federal income tax rate on net long-term capital gain recognized by a corporation is 35%. Capital losses are subject to limitations on deductibility for both corporations and individuals.

The tax basis of Brocade common stock received in the merger will equal the fair market value of the stock at the effective time of the merger, and the holder’s holding period for the Brocade common stock received will begin on the day after the date of the effective time of the merger. Gain or loss realized upon any subsequent sale or other taxable disposition of the Brocade common stock received in the merger will equal the difference between the holder’s adjusted tax basis in the Brocade common stock at the time of that subsequent disposition and the amount realized on the disposition.

Under Delaware law, Foundry stockholders have the right to dissent from the merger and receive payment in cash for the fair value of their Foundry common stock. See the section entitled “Proposal No. 1 — The Merger — Appraisal Rights” beginning on page 88 of this proxy statement/prospectus. If a Foundry stockholder receives cash pursuant to the exercise of such appraisal rights, such stockholder generally will recognize gain or loss in an amount equal to the difference between the cash received and such stockholder’s adjusted tax basis in its Foundry common stock. Such gain or loss will be capital gain or loss if Foundry common stock is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code) and will be a long-term capital gain or loss if the stockholder’s holding period is greater than one year as of the effective time of the merger. Foundry stockholders who exercise appraisal rights are urged to consult their own tax advisors.

Payments made to a Foundry holder in connection with the merger will be subject to information reporting and may be subject to backup withholding, currently at a 28% rate. Backup withholding generally will apply only if the beneficial holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding rules and certification requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service in a timely manner.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. FOUNDRY STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

Financing Commitment

Brocade entered into a financing commitment letter, dated as of July 21, 2008, with Bank of America, N.A., or Bank of America, Banc of America Bridge LLC, or Banc of America Bridge, Banc of America Securities LLC, or BAS, and Morgan Stanley Senior Funding, Inc., or MSSF, which are referred to collectively as the agents, with respect to senior secured credit facilities in the aggregate of up to $1.625 billion, consisting of the following, subject to the conditions set forth in the financing commitment letter:

•	a senior secured credit facility, or the secured facility, of up to $1.125 billion; and

•	a senior unsecured facility, or the unsecured facility, of up to $500.0 million in the event that Brocade does not issue such amount of senior unsecured notes and/or convertible notes in a public offering or Rule 144A private placement of equity or convertible debt securities at or prior to the time the merger is completed. The secured facility and unsecured facility are referred to in this proxy statement/prospectus as the credit facilities.

The commitment expires on the earliest to occur of (a) December 31, 2008, unless the merger is completed on or prior to that date, (b) the completion of the merger, (i) in the case of the secured facility, without the use of the secured facility or (ii) in the case of the unsecured facility, without the use of the unsecured facility, and (c) the acceptance by Foundry of a superior offer, as defined in the merger agreement, resulting in a termination of the merger agreement. Nothing in the merger agreement or financing commitment letter will require Foundry to be an obligor under the credit facilities prior to the completion of the merger. Bank of America, Banc of America Bridge, BAS and MSSF will receive compensation in connection with the financing commitment letter and related financing.

The definitive documentation governing the credit facilities has not been finalized; however, the secured facility is expected to (1) require Brocade to maintain minimum ratios of consolidated adjusted EBITDA (defined to include certain customary adjustments) to consolidated fixed charges (which include, among other things, interest expense, capital expenditures, cash payments for taxes, scheduled principal amortization payments on indebtedness, dividends and distributions in respect of capital stock and rentals payable under real property leases), (2) require Brocade to maintain maximum leverage ratios (defined as consolidated total indebtedness to consolidated adjusted EBITDA), and (3) require Brocade to maintain maximum senior secured leverage ratios (defined as consolidated total indebtedness to consolidated adjusted EBITDA). In addition, the credit facilities are expected to contain other non-financial covenants which restrict Brocade’s ability to operate its business in certain respects without obtaining the lenders’ consent to certain actions.

Conditions Precedent to the Commitment

The availability of the credit facilities is subject to customary closing conditions including, among other things, (i) the closing of the credit facilities on or before the expiration date thereof, (ii) there not having occurred since March 31, 2008 a change, occurrence or development that has or would be reasonably be expected to have a material adverse effect, as defined in the merger agreement, on Foundry and its subsidiaries, (iii) the creation of security interests in the collateral for the secured facility, (iv) the execution and delivery of definitive documentation and customary closing documents, (v) the completion of the merger in accordance with the terms and conditions of the merger agreement, without any amendments or modifications to the merger agreement that are materially adverse to the lenders without consent of the agents, (vi) the absence of certain other indebtedness, (vii) the receipt of customary consents and approvals, (viii) the payment of required fees and expenses in accordance with the financing commitment letter, (ix) a minimum level of unrestricted cash on the completion date of the merger after giving effect to the merger, (x) the absence of any competing financing for Brocade, Foundry or their respective affiliates and (xi) the availability of a prospectus or an offering memorandum, as applicable, for the issuance of the senior unsecured notes and/or convertible notes.

Secured Facility

The financing commitment letter provides among other things, the following:

General.  Brocade will be the borrower under the secured facility upon the completion of the merger. The secured facility will consist of a five-year term loan facility of up to $1.0 billion and a revolving credit facility of up to $125.0 million (not more than $5.0 million of which may be drawn on the completion date). The revolving credit facility may be increased by up to $200.0 million under certain circumstances. BAS and MSSF are joint lead arrangers and joint book runners for the secured facility. Bank of America will act as the sole administrative agent and sole collateral agent for the secured facility.

The secured facility will be used in part to fund Brocade’s payment of the cash portion of the merger consideration, pay fees and expenses incurred in connection with the merger and the financing and, with respect to the revolving credit facility, provide ongoing working capital for general corporate purposes.

Interest Rate and Fees.  Loans under the secured facility are expected to bear interest, at Brocade’s option, at a rate equal to either the Eurodollar rate or a base rate in each case, plus an applicable margin.

Prepayments and Amortization.  Brocade will be permitted to make voluntary prepayments at any time without premium, and required to make mandatory prepayments of term loans (without payment of a premium) with (1) net cash proceeds of non-ordinary course asset sales (subject to reinvestment rights and other exceptions), (2) net cash proceeds of issuances of debt (other than certain permitted debt) and (3) a percentage of Brocade’s excess cash flow (to be defined in the definitive documentation governing the secured facility). The term loans will be repaid in equal quarterly installments in an aggregate annual amount equal to 5% of the original principal amount thereof in the first and second year, 10% in the third year, 20% in the fourth year and 60% in the fifth year, with any remaining balance payable on the final maturity date of the term loans.

Guarantors.  All obligations under the secured facility and any hedging or treasury management obligations entered into with a lender will be guaranteed at the completion of the merger by Foundry and each of Brocade’s and Foundry’s respective existing and subsequently acquired or organized direct and indirect domestic subsidiaries (Foundry and each such guaranteeing subsidiary is referred to as a subsidiary guarantor).

Security.  The obligations of Brocade and the subsidiary guarantors under the secured facility and the related guarantees, and under any hedging or treasury management obligations entered into with a lender will be secured, subject to customary permitted liens and other agreed upon exceptions, (1) by pledges of all of the equity interests of each of Brocade’s direct and indirect subsidiaries and (2) mortgages on all tangible and intangible assets of Brocade and each subsidiary guarantor, except, in the case of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences (however, the pledge of capital stock of first-tier foreign subsidiaries will be limited to 65%).

Other Terms.  The secured facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, mergers and consolidations, sales of assets, capital expenditures, prepayment, redemption or repurchase of subordinated indebtedness, investments, dividends and other distributions. The secured facility will also include customary events of default, including in the event of a change of control (to be defined in the definitive documentation governing the secured facility).

Unsecured Facility; Issuance of Debt Securities

The financing commitment letter provides, among other things, the following:

General.  Brocade is expected to issue senior unsecured notes and/or convertible notes in a public offering or a Rule 144A private placement. If the senior unsecured notes and/or the convertible notes are offered pursuant to a Rule 144A private placement, the securities will not be registered under the Securities Act and may not be offered in the United States absent registration or an applicable exemption from registration requirements.

If the offering of the senior unsecured notes and/or convertible notes is not completed or if Brocade does not separately obtain funds through a private offering of equity or convertible debt securities on or prior to the completion of the merger, Banc of America Bridge and MSSF have committed to provide up to $500.0 million under the unsecured facility. The unsecured facility will initially consist of a one-year bridge loan facility of up to $500.0 million; if the bridge loan facility is still outstanding on the first anniversary of the completion of the merger, the unsecured facility will convert into permanent financing, as set forth below. Brocade would be the borrower under the unsecured facility. BAS and MSSF would be joint lead arrangers and joint book runners for the unsecured facility.

The proceeds from the offering of the senior unsecured notes and/or convertible notes or the unsecured facility will be used to fund in part Brocade’s payment of the cash portion of the merger consideration and pay fees and expenses incurred in connection with the merger and the financing.

Interest Rate.  Initially, the bridge loans under the unsecured facility will bear interest at a rate equal to the greater of a stated rate or the rate for Eurodollar deposits for a three-month period plus a spread that will increase over time. Interest is payable at the end of each quarter.

Permanent Financing.  On and after the first anniversary of the completion of the merger, the unsecured facility will, to the extent not repaid, and at the sole election of each lender, be exchanged for permanent financing in the form of either senior unsecured rollover loans or senior unsecured exchange notes, which, in the case of senior unsecured exchange notes, will be entitled to registration rights. The unsecured facility, senior unsecured rollover loans and senior unsecured exchange notes will be subject to a maximum rate of interest. Any senior unsecured rollover loans or senior unsecured exchange notes will mature on the seventh anniversary of the completion of the merger.

Guarantors.  The unsecured facility will be unconditionally guaranteed at the completion of the merger by Foundry and the subsidiary guarantors.

Other Terms.  The unsecured facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, mergers and consolidations, sales of assets, prepayment, redemption or repurchase of subordinated indebtedness, investments, dividends and other distributions. The unsecured facility will also include customary events of default, including a change of control to be defined.

AGREEMENTS RELATED TO THE MERGER

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. The merger agreement has been included to provide you with information regarding its terms. Brocade and Foundry encourage you to read the merger agreement in its entirety, as it is the legal document governing the merger, and the provisions of the merger agreement are not easily summarized. The merger agreement is not intended to provide any other factual information about Brocade or Foundry. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings each of Brocade and Foundry makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

Structure of the Merger

The merger agreement provides for the merger of Falcon Acquisition Sub, Inc., a newly formed, wholly-owned subsidiary of Brocade, with and into Foundry. Foundry will survive the merger as a wholly-owned subsidiary of Brocade.

Completion of the Merger

The merger will be completed at the time of filing a certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such certificate of merger with the written consent of Brocade and Foundry. The completion of the merger will take place on the date (referred to as the designated completion date) that is the later of (a) the date that is 10 business days after the satisfaction or waiver of all of the conditions to completion of the merger set forth in the merger agreement (other than certain conditions that by their nature are to be satisfied on the date of completion, but subject to the satisfaction or waiver of each of such conditions), and (b) October 27, 2008 or such earlier date as Brocade may designate in writing. However, if an uncured financing failure, as defined in the merger agreement, exists on the designated completion date and such financing failure impedes the ability of Brocade to complete the merger on the designated completion date, then the completion of the merger will be postponed until the second business day after the date on which the financing failure is cured (subject to the continued satisfaction or waiver, as of the date of completion of the merger, of the conditions to completion of the merger).

Under the merger agreement, a “financing failure” means any refusal or other failure, for any reason, on the part of any person or entity that has executed the financing commitment letter or any definitive financing document relating to the debt financing, or on the part of any other person or entity obligated or expected at any time to provide a portion of the debt financing to provide a portion of such debt financing, provided that no such refusal or other failure shall be deemed to be a financing failure if it results directly from a willful breach (as defined in the merger agreement) of any covenant or obligation of Brocade in the merger agreement relating to the debt financing.

Under the merger agreement:

•	there will be a “willful breach” by Brocade of a covenant or obligation of Brocade only if:

•	such covenant or obligation is material to Foundry,

•	Brocade has materially and willfully breached such covenant or obligation,

•	the breach of such covenant or obligation has not been cured in all material respects and has a material adverse effect on the ability of Brocade to complete the merger; and

•	Brocade’s chief financial officer or treasurer had actual knowledge, at the time of Brocade’s breach of such covenant or obligation, that Brocade was breaching such covenant or obligation and of the consequences of such breach under the merger agreement; and

•	there will be a “willful breach” by Brocade of a representation or warranty made by Brocade only if:

•	such representation or warranty is material to Foundry and was materially inaccurate when made by Brocade,

•	the material inaccuracy in such representation or warranty has not been cured in all material respects and has a material adverse effect on the ability of Brocade to complete the merger, and

•	when such representation or warranty was made by Brocade, Brocade’s chief financial officer or treasurer had actual knowledge that such representation or warranty was materially inaccurate and specifically intended to defraud Foundry.

Consideration in the Merger

The merger agreement provides that, upon completion of the merger, each share of Foundry common stock outstanding immediately prior to the effective time of the merger (other than shares of Foundry common stock held by Foundry, Brocade or any wholly-owned subsidiary of Foundry or Brocade) will be converted into the right to receive a combination of $18.50 in cash, without interest, or the per share cash amount, and 0.0907 of a share of Brocade common stock, or the exchange ratio, upon surrender of the certificate representing such share of Foundry common stock in the manner provided in the merger agreement. Upon completion of the merger, each share of Foundry common stock outstanding immediately prior to the effective time and held by Foundry, Brocade or any wholly-owned subsidiary of Foundry or Brocade will be cancelled for no consideration whatsoever.

The per share cash amount and the exchange ratio will be adjusted to reflect the effect of any stock split or other like change with respect to Foundry common stock occurring (or having a record date) after the date of the merger agreement and prior to the effective time of the merger. The exchange ratio will be adjusted to reflect the effect of any stock split or other like change with respect to Brocade common stock occurring (or having a record date) after the date of the merger agreement and prior to the effective time of the merger.

Treatment of Foundry Stock Options, Restricted Stock Units and Restricted Stock

The merger agreement provides that, at the effective time of the merger, each outstanding and unexercised option to purchase shares of Foundry common stock that is not cancelled at the effective time of the merger as discussed below, whether vested or unvested, will be converted into an option to purchase Brocade common stock and Brocade will, at its option, either assume such option or replace such option by issuing a reasonably equivalent replacement option to purchase Brocade common stock, in either case in accordance with the terms of the applicable Foundry equity award plan and the stock option agreement relating to that Foundry option. The number of shares of Brocade common stock subject to each assumed or replaced Foundry option will be determined by multiplying the number of shares of Foundry common stock subject to the original Foundry option immediately prior to the effective time of the merger by the sum of (i) the exchange ratio, plus (ii) the fraction whose numerator is the per share cash amount, and whose denominator is the average closing Brocade stock price, which sum is referred to as the award conversion ratio, and rounding the resulting aggregate number down to the nearest whole number of shares of Brocade common stock. The exercise price per share for each assumed or replaced Foundry option will be equal to the exercise price per share of the original Foundry option divided by the award conversion ratio, rounded up to the nearest whole cent. Each assumed or replaced Foundry option will be subject to all other terms and conditions that were applicable to the original Foundry option, including the term, exercisability and vesting schedule thereof. As of August 21, 2008, options to purchase approximately 29,125,740 shares of Foundry common stock were outstanding under Foundry’s equity award plans.

The merger agreement provides that, prior to the effective time of the merger, Foundry will cancel certain outstanding and unexercised options to purchase shares of Foundry common stock, whether vested or unvested, and convert such options into the right to receive, for each share of Foundry common stock subject to such option, a dollar amount (subject to applicable withholding tax) equal to (i) the sum of (a) the per share cash amount plus (b) an amount determined by multiplying the exchange ratio by the average closing price of Brocade common stock over the five consecutive trading days ending on the trading day one day prior to the date the merger is completed, as reported on the NASDAQ Global Select Market, which average is referred to as the average closing Brocade stock price, less (ii) the exercise price per share of Foundry common stock subject to such option. The Foundry options to be cancelled in connection with the merger will include Foundry options held by any member of the Foundry board of directors, certain Foundry options held by certain members of Foundry’s senior management identified by Brocade prior to the effective time of the merger, and other Foundry options mutually agreed to between Brocade and Foundry prior to the effective time of the merger.

The merger agreement provides that each outstanding Foundry restricted stock unit that is not cancelled at the effective time of the merger as described below will be converted into a right to be issued Brocade common stock and Brocade will, at its option, either assume such restricted stock unit or replace such restricted stock unit by issuing a reasonably equivalent replacement right to be issued Brocade common stock, in either case in accordance with the terms of the applicable Foundry equity award plan and terms of the award agreement relating to such Foundry restricted stock unit. The number of shares of Brocade common stock subject to each assumed or replaced Foundry restricted stock unit will be determined by multiplying the number of shares of Foundry common stock subject to the original Foundry restricted stock unit immediately prior to the effective time of the merger by the award conversion ratio, and rounding the resulting aggregate number down to the nearest whole number of shares of Brocade common stock. Each assumed or replaced Foundry restricted stock unit will be subject to all other terms and conditions that were applicable to the original Foundry restricted stock unit, including the term and vesting schedule thereof. As of August 21, 2008, restricted stock units with respect to approximately 2,379,750 shares of Foundry common stock were outstanding under Foundry’s equity award plans.

The merger agreement provides that, at the effective time of the merger, Brocade may cancel certain outstanding restricted stock units with respect to shares of Foundry common stock and convert such restricted stock units into the right to receive, with respect to each share of Foundry common stock that is subject to such restricted stock unit, a dollar amount (subject to applicable withholding tax) equal to the sum of (i) the per share cash amount plus (ii) an amount determined by multiplying the exchange ratio by the average closing Brocade stock price. The Foundry restricted stock units to be cancelled in connection with the merger will include Foundry restricted stock units held by any member of the Foundry board of directors, certain Foundry restricted stock units held by certain members of Foundry’s senior management identified by Brocade prior to the effective time of the merger, and other Foundry restricted stock units mutually agreed to between Brocade and Foundry prior to the effective time of the merger.

Brocade has agreed to file, no later than 15 business days following the effective date of the merger, a registration statement on Form S-8 (or any successor form), if available for use by Brocade, to register the sale of shares of Brocade common stock issuable in connection with the Foundry options and restricted stock units assumed or replaced by Brocade, and to use its reasonable best efforts to cause such registration statement to remain effective until the date on which such options and restricted stock units are no longer outstanding.

Holders of shares of Foundry restricted common stock that are unvested or subject to a repurchase option, risk of forfeiture or other condition under a restricted stock purchase agreement or similar agreement with Foundry will be entitled to receive the same cash and shares of Brocade common stock issued in exchange for shares of Foundry common stock as other Foundry stockholders. However, the merger agreement provides that, unless otherwise provided under an applicable restricted stock purchase agreement or other agreement with Foundry, the cash and shares of Brocade common stock that such holders of Foundry restricted common stock will be entitled to receive will remain unvested and continue to be subject to the same repurchase option, risk of forfeiture or other condition. Such cash and shares of Brocade common stock will be held by Brocade and delivered to the former holder of such shares of Foundry restricted common stock when such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates.

Treatment of Rights Under the Foundry Employee Stock Purchase Plan

The merger agreement provides that, prior to the effective time of the merger, Brocade will elect, in its sole discretion, to either (i) convert options to purchase shares of Foundry common stock that are outstanding immediately prior to the effective time of the merger under Foundry’s 1999 Employee Stock Purchase Plan (referred to as the Foundry ESPP) into options to purchase Brocade common stock, or (ii) cause Foundry to terminate its employee stock purchase plan immediately prior to the completion of the merger. Brocade may make different elections with respect to the treatment of Foundry’s employee stock purchase plan as it applies to participants in the United States and participants located in foreign jurisdictions. Brocade will notify Foundry of its election no less than 15 days prior to the completion date of the merger.

The merger agreement provides that if Brocade elects to convert any option under the Foundry ESPP into an option to purchase Brocade common stock, Brocade will, at its option, either assume such option or replace such option by issuing a reasonably equivalent replacement option to purchase Brocade common stock, in either case in accordance with the terms of the Foundry ESPP and the applicable subscription agreement. The exercise price per share for each such assumed or replaced option will be equal to the lower of (i) 85% of the fair market value of Foundry common stock on the first business day of the applicable offering period under the Foundry ESPP divided by the conversion ratio, and (ii) 85% of the fair market value of Brocade common stock on the last day of the applicable purchase period under the Foundry ESPP, rounded up to the nearest whole cent. The number of shares of Brocade common stock subject to each such assumed or replaced option will be determined by dividing the total amount of the funds credited as of the last day of the applicable purchase period under the Foundry ESPP within each participant’s payroll withholding account by the exercise price referred to above, and rounding the resulting number down to the nearest whole number of shares of Brocade common stock. Each such assumed or replaced option will be subject to all other terms and conditions that were applicable to the original option.

The merger agreement provides that if Brocade elects to cause Foundry to terminate the Foundry ESPP prior to the completion of the merger, Foundry will take all actions reasonably necessary to:

•	cause any outstanding offering period under the Foundry ESPP to be terminated as of a date not later than the last business day prior to the date the merger is completed;

•	make any pro-rata adjustments that may be necessary to reflect the shortened offering period (but the offering period will otherwise be treated as a fully effective and completed offering period for all purposes under the Foundry ESPP);

•	cause the exercise of each outstanding option under the Foundry ESPP as of the last business day prior to the date on which the merger becomes effective; and

•	provide that no further offering period or purchase period will commence under the plan.

The merger agreement provides that, on the date of termination of any outstanding offering period, Foundry will apply the funds credited as of such date under the Foundry ESPP within each participant’s payroll withholding account to the purchase of whole shares of Foundry common stock in accordance with the terms of the Foundry ESPP. The termination of the Foundry ESPP and the shortening of the offering period described above would be conditioned upon the completion of the merger.

Fractional Shares

Brocade will not issue any fractional shares of common stock in connection with the merger. Instead, the merger agreement provides that each holder of Foundry common stock who would otherwise be entitled to receive a fraction of a share of Brocade common stock (after aggregating all fractional shares of Brocade common stock that would otherwise be received by such Foundry stockholder) will be entitled to receive cash, without interest, in an amount equal to such fraction multiplied by the closing price of Brocade common stock on the date the merger is completed, as reported on the NASDAQ Global Select Market.

Exchange of Foundry Stock Certificates for Brocade Stock Certificates

The merger agreement provides that as soon as reasonably practicable following completion of the merger, Wells Fargo Shareowner Services, or another institution reasonably satisfactory to Foundry appointed to act as the exchange agent for the merger, will mail to each record holder of Foundry common stock a letter of transmittal and instructions for surrendering the record holder’s Foundry stock certificates in exchange for the applicable merger consideration. Holders of Foundry common stock who properly surrender their Foundry stock certificates in accordance with the exchange agent’s instructions will receive:

•	the amount of cash and a certificate representing the number of whole shares of Brocade common stock to which such holder is entitled pursuant to the merger agreement; and

•	cash in lieu of any fractional share of Brocade common stock;

The Foundry stock certificates so surrendered will be canceled. After the effective time of the merger, outstanding Foundry stock certificates that have not been surrendered will represent only the right to receive the cash, shares of Brocade common stock and cash in lieu of fractional shares enumerated above. Following the completion of the merger, Foundry will not register any transfers of Foundry common stock on its stock transfer books.

Holders of Foundry common stock should not send in their Foundry stock certificates until they receive a letter of transmittal from the exchange agent with instructions for the surrender of Foundry stock certificates. In all cases, the cash payments, certificates representing shares of Brocade common stock and cash in lieu of fractional shares will be delivered only in accordance with the procedures set forth in the letter of transmittal.

Distributions with Respect to Unexchanged Shares

Holders of Foundry common stock are not entitled to receive any dividends or other distributions on Brocade common stock until the merger is completed. After the merger is completed, holders of Foundry common stock will be entitled to receive dividends and other distributions declared or made after completion of the merger with respect to the number of whole shares of Brocade common stock that they are entitled to receive upon exchange of their Foundry common stock, but they will not be paid any such dividends or other distributions until they surrender their Foundry stock certificates to the exchange agent in accordance with the exchange agent’s instructions. After surrender of the Foundry stock certificates, such holders will receive any such dividends or other distributions to which they are entitled in cash without interest.

Lost, Stolen or Destroyed Stock Certificates

If any Foundry stock certificate has been lost, stolen or destroyed, Brocade may, in its discretion and as a condition precedent to the payment of cash or the issuance of any certificate representing Brocade common stock in exchange therefor pursuant to the merger agreement, require the owner of such certificate to deliver an affidavit claiming that such certificate has been lost, stolen or destroyed and a bond in customary amount as indemnity against any claim that may be made with respect to that certificate against Brocade, Foundry or the exchange agent.

Representations and Warranties

The merger agreement contains representations and warranties made by Brocade and Falcon Acquisition Sub, Inc. and by Foundry to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties of Foundry contained in the merger agreement are qualified by information in a confidential disclosure schedule provided by Foundry to Brocade in connection with the signing of the merger agreement. While Brocade and Foundry do not believe that this disclosure schedule contains information that the securities laws require the parties to publicly disclose other than information that has already been so disclosed, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of Foundry set forth in the merger agreement. You should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Brocade or Foundry, since they were only made as of the date of the merger agreement and, with respect to Foundry’s representations and warranties, are modified in important part by the underlying disclosure schedule. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Brocade and Foundry rather than establishing matters as facts. In addition, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

The representations and warranties of Foundry in the merger agreement relate to the following subject matters:

•	corporate organization, qualifications to do business, corporate standing and corporate power;

•	ownership of subsidiary capital stock and the absence of certain obligations with respect to the capital stock of any subsidiary;

•	absence of any violation of the charter documents of Foundry or its subsidiaries;

•	capitalization;

•	documents filed with the SEC;

•	disclosure controls and procedures and internal controls over financial reporting;

•	financial statements and off-balance sheet arrangements;

•	compliance with the rules and regulations of NASDAQ and certain Sarbanes-Oxley requirements with respect to Foundry’s auditors;

•	absence of certain changes and events since March 31, 2008;

•	title to assets and leasehold interests;

•	accounts receivable, customers, inventories and cash;

•	real and personal property;

•	intellectual property;

•	material contracts;

•	the effect on material contracts of entering into and completing the transactions contemplated by the merger agreement and other matters relating to material contracts and government contracts;

•	absence of certain liabilities;

•	compliance with applicable laws, including export control laws and the Foreign Corrupt Practices Act;

•	possession of and compliance with material permits and other governmental authorizations required for the operation of Foundry’s business;

•	taxes;

•	employee benefit plans and labor relations;

•	environmental matters;

•	insurance;

•	transactions with affiliates;

•	litigation;

•	corporate authorization to enter into and complete the transactions contemplated by the merger agreement and the enforceability of the merger agreement against Foundry;

•	approvals by the Foundry board of directors and the inapplicability of the Delaware state anti-takeover statute to the merger;

•	stockholder vote needed to approve the transactions contemplated by the merger agreement;

•	absence of any violation of any applicable legal requirements or the charter documents of Foundry and its subsidiaries, or certain other effects, as a result of entering into and completing the transactions contemplated by the merger agreement;

•	governmental and regulatory approvals required to complete the merger;

•	brokerage, finder’s or other fees or commissions payable by or on behalf of Foundry or its subsidiaries to brokers, finders or financial advisors in connection with the merger;

•	arrangements with a financial advisor and receipt of a fairness opinion; and

•	the information supplied by Foundry in this proxy statement/prospectus and the related registration statement filed by Brocade with the SEC not containing any untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

In addition, the merger agreement contains representations and warranties of Brocade and Falcon Acquisition Sub, Inc. relating to:

•	corporate organization;

•	corporate authorization to enter into and complete the transactions contemplated by the merger agreement and the enforceability of the merger agreement against Brocade;

•	the absence of any vote required on the part of Brocade’s stockholders in connection with the merger;

•	absence of any violation of any applicable legal requirements or the charter documents of Brocade as a result of entering into and completing the transactions contemplated by the merger agreement;

•	valid issuance of the shares of Brocade common stock to be issued in the merger;

•	the financing of the transactions contemplated by the merger agreement;

•	the solvency of Brocade following the merger; and

•	the information supplied by Brocade in this proxy statement/prospectus and the related registration statement filed by Brocade with the SEC not containing any untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

The representations and warranties contained in the merger agreement will not survive the merger, but they form the basis of certain conditions to Brocade’s and Foundry’s obligations to complete the merger.

Covenants of Foundry

Except as contemplated by the merger agreement, Foundry has agreed that, until completion of the merger or termination of the merger agreement, it will, and in certain cases it will cause its subsidiaries to, take the following actions, among others:

•	provide Brocade and its representatives with reasonable access to its personnel, assets, books, records, tax returns, work papers and other documents;

•	conduct its business and operations in the ordinary course and in accordance with past practices and in compliance with all applicable legal requirements and the requirements of material contracts, and use its reasonable best efforts to:

•	preserve intact its current business organization;

•	keep available the services of its current officers and employees; and

•	maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and others with which it has business relationships;

•	promptly notify Brocade of any written notice alleging that the consent of any person or entity is required in connection with the transactions contemplated by the merger agreement, or of any legal proceeding commenced or threatened against it that relates to any of the transactions contemplated by the merger agreement;

•	unless otherwise requested by Brocade, take all actions necessary or appropriate to terminate the Foundry 401(k) plan no less than one day prior to the completion of the merger, and to terminate the Foundry bonus vacation program as of the effective time of the merger;

•	give Brocade the opportunity to participate in the defense or settlement of any stockholder litigation against Foundry or its directors or officers relating to the transactions contemplated by the merger agreement; and

•	use its reasonable best efforts to obtain the resignation of each officer and director of Foundry and its subsidiaries prior to the completion of the merger.

Under the merger agreement, Foundry has also agreed that, until the earlier of the completion of the merger or termination of the merger agreement, except as previously disclosed to Foundry pursuant to the merger agreement, Foundry will not, and will ensure that its subsidiaries do not, take any of the following actions (unless Brocade consents in writing, which in certain cases may not be unreasonably withheld):

•	declare, set aside or pay dividends or make any other distributions;

•	split, combine or reclassify its capital stock;

•	subject to limited exceptions, purchase, redeem or acquire its capital stock or the capital stock of its subsidiaries;

•	subject to limited exceptions, sell, issue, grant or authorize the sale, issuance or grant of any capital stock or other security, any option, call, warrant or right to acquire any capital stock or other security, or any instrument convertible into or exchangeable for any capital stock or other security;

•	amend or waive any of its rights under, or accelerate the vesting under, any provision of Foundry’s equity award plans or any provision of any contract evidencing any outstanding stock option or stock-based award, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related contract, other than any acceleration of vesting that occurs in accordance with contracts existing as of the date of the merger agreement;

•	amend or permit the adoption of any amendment to its charter documents;

•	effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares or similar transaction;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	make any capital expenditure that, when added to all other capital expenditures during a particular quarter, exceeds the total amount provided for in Foundry’s capital expense budget for such fiscal quarter;

•	other than in the ordinary course of business and consistent with past practices, enter into or become bound by any material contract, as defined in the merger agreement, or amend or terminate, or waive or exercise any material right or remedy under, any material contract;

•	grant any exclusive license or right with respect to any intellectual property;

•	other than in the ordinary course of business, enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any contract the effect of which would be to grant to any person or entity following the merger any actual or potential right or license to any intellectual property right belonging to it or to Brocade;

•	enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any contract containing, or otherwise subjecting it to, any non-competition, exclusivity or other material restriction on the operation of its business or Brocade’s business;

•	other than in the ordinary course of business consistent with past practices, enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any contract providing for future purchases of components, supplies or finished goods from any person or entity providing contract manufacturing or other component manufacturing or aggregation services;

•	subject to limited exceptions, acquire, lease or license any right or other asset from any other person or entity or sell or otherwise dispose of, or lease or license, any right or other asset to any other person or entity;

•	subject to limited exceptions, waive or relinquish any material right;

•	other than in the ordinary course of business consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

•	subject to limited exceptions, make any pledge of any of its material assets or permit any of its material assets to become subject to any encumbrances;

•	permit any of its cash, cash equivalents or short-term investments to become subject to any encumbrance;

•	subject to limited exceptions, lend money to any person or entity, incur or guarantee any indebtedness or obtain or enter into any bond or letter of credit or related contract;

•	subject to limited exceptions, establish, adopt, enter into or amend any employee plan or employee agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or any of its officers or other employees;

•	hire any employee (i) at the level of director with compensation that is inconsistent with Foundry’s compensation guidelines or its past practices, or (ii) at the level of vice president or above;

•	subject to limited exceptions, promote any employee;

•	other than in the ordinary course of business consistent with past practices, materially change any of its pricing policies, product return policies, product maintenance polices, service policies, product modification or upgrade policies, personnel policies or other business policies;

•	other than as required by generally accepted accounting principles, materially change any of its methods of accounting or accounting practices in any respect;

•	establish, adopt or amend any of its investment policies, make any investment that is inconsistent with any of its investment policies or make any investment in mortgage-backed securities;

•	other than as required under applicable law, make any material tax election, amend or file a claim for refund with respect to certain tax returns, compromise or settle any legal proceeding with respect to any tax or tax-related matter, enter into or obtain any tax ruling or take any action that would reasonably be expected to have a material and adverse impact on its tax liability;

•	subject to limited exceptions, commence any legal proceeding; or

•	subject to limited exceptions, settle any claim or legal proceeding.

Covenants of Brocade

Except as contemplated by the merger agreement, Brocade has agreed that, until completion of the merger or termination of the merger agreement, it will take the following actions, among others:

•	use its reasonable best efforts to cause the shares of Brocade common stock being issued in the merger to be approved for listing on the NASDAQ Global Select Market;

•	cause Falcon Acquisition Sub, Inc. to comply with all of its obligations under the merger agreement and not engage in any business that is not related to the merger;

•	take all steps as may be required to cause any dispositions of Foundry common stock resulting from the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Foundry and the acquisition of Brocade common stock by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Brocade, to be exempt under Rule 16b-3 under the Exchange Act; and

•	subject to certain exceptions, use its reasonable best efforts to obtain the debt financing on the terms and subject to the conditions described in the financing commitment letter, or if the debt financing becomes unavailable on the terms and conditions contemplated by the financing commitment letter, use its reasonable best efforts to obtain alternative financing on terms not materially less favorable to Brocade than the terms of the financing commitment letter.

Under the merger agreement, Brocade has also agreed that it will not, without Foundry’s prior written consent, amend the financing commitment letter in any manner that would:

•	expand in any material respect, or amend in a manner materially adverse to Brocade, the conditions to the debt financing set forth in the financing commitment letter;

•	prevent or materially impair or delay the completion of the merger;

•	subject to limited exceptions, reduce the aggregate amount of financing set forth in the financing commitment letter to an amount below the amount needed by Brocade to complete the merger; or

•	materially and adversely impact the ability of Brocade to enforce its rights against the other parties to the financing commitment letter.

Mutual Covenants

The merger agreement contains a number of mutual covenants by Brocade and Foundry, including, among others:

•	Brocade and Foundry agreed to promptly prepare and file this proxy statement/prospectus included as part of the registration statement, and Brocade agreed to promptly prepare and file the registration statement following the execution of the merger agreement. Both parties also agreed to use their reasonable best efforts to have the registration statement declared effective by the SEC as promptly as practicable, and Brocade agreed to use its reasonable best efforts to obtain all regulatory approvals required by applicable state securities laws in connection with the issuance of Brocade common stock pursuant to the merger.

•	Subject to certain exceptions, Brocade and Foundry have agreed to consult with one another before issuing, and to use their reasonable best efforts to agree upon, any press release or otherwise making any other public statements about the merger or related transactions.

•	Brocade and Foundry have each agreed to give prompt notice to the other of any material inaccuracy in any of their respective representations or warranties in the merger agreement, of any material breach of any of their respective covenants or obligations in the merger agreement, or of any event or circumstance that would make the timely satisfaction of any of the conditions to be satisfied under the merger agreement impossible or unlikely. Foundry has also agreed to give Brocade prompt notice of any event or circumstance that has had or would reasonably be expected to have or result in a material adverse effect on Foundry and its subsidiaries, and of any legal proceeding or material claim threatened, commenced or asserted against Foundry or any of its subsidiaries.

Indemnification and Insurance

The merger agreement provides that all rights to exculpation, indemnification and advancement of expenses existing as of the date of the merger agreement in favor of the current or former directors or officers of Foundry or its subsidiaries as provided in their charter documents or in any indemnification agreement between any such person and Foundry or any of its subsidiaries will survive the merger and continue in full force and effect, but only to the extent such rights to exculpation, indemnification and advancement of expenses are available under and are consistent with Delaware law. The merger agreement further provides that for a period of six years from the effective time of the merger (or until such later time as any action or claim that is pending or asserted during such six-year period is resolved), Brocade will cause Foundry, as the surviving corporation in the merger, to maintain in effect the exculpation, indemnification and advancement of expenses provisions contained in Foundry’s charter documents as in effect as of the date of the merger agreement or in any indemnification agreement with any current or former director or officer of Foundry or any of its subsidiaries, and will not amend, repeal or otherwise modify them in any manner that would adversely affect the rights of any such persons thereunder.

The merger agreement further provides that Brocade will cause Foundry, as the surviving corporation in the merger, to the fullest extent permitted by law, to indemnify and hold harmless each current or former director or officer of Foundry or any of its subsidiaries against any costs or expenses (including the advancement of attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim or action arising out of, relating to or in connection with any action or omission of any such person occurring or alleged to have occurred prior to the effective time of the merger in connection with such person serving as officer or director of Foundry or any of its subsidiaries. However, such indemnification will only be provided if and to the same extent such persons are entitled as of the date of the merger agreement to be indemnified by (or have the right to advancement of expenses from) Foundry or any of its subsidiaries pursuant to its charter documents or under existing indemnification agreements between such persons and Foundry or any of its subsidiaries.

The merger agreement provides that, prior to the effective time of the merger, Foundry will purchase a six-year “tail” policy to extend Foundry’s existing director and officer insurance for an amount not to exceed 300% of the annual premium paid by Foundry in 2007 for such existing director and officer insurance coverage (or, if such “tail” policy is not available for less than such amount, Foundry will purchase as much coverage as is available for such amount). Brocade has agreed to cause the “tail” policy to be maintained in full force and effect for its full term, and to cause Foundry to honor all obligations thereunder. In the event that any of the carriers issuing or reinsuring the “tail” policy become unable to satisfy its financial obligations thereunder at any time during the aforementioned six-year period, Brocade has agreed to replace the “tail” policy with another prepaid “tail” policy providing substantially equivalent benefits and coverage levels as the original “tail” policy, with a term extending for the remainder of such six-year period. However, to obtain any new “tail” policy, Brocade will not be obligated to pay any amount that, when added to the premium paid by Foundry for the original “tail” policy and any premiums paid by Brocade for any other new “tail” policies, exceeds 300% of the annual premium paid by Foundry in 2007 for its existing insurance coverage.

The merger agreement provides that Brocade will guaranty and stand surety for, and will cause Foundry and its subsidiaries to honor each of the above covenants and will pay all expenses incurred by any current or former director or officer of Foundry or any of its subsidiaries to enforce the above covenants.

Employee Benefits

The merger agreement provides that Brocade will, for a period of at least one year following the merger, either continue Foundry’s benefit plans or, subject to certain limitations, allow Foundry employees who continue employment with Brocade to participate in Brocade’s benefit plans on terms no less favorable than those provided to similarly situated Brocade employees, or a combination of both. For purposes of determining eligibility to participate, level of benefits, vesting and vacation, sick and personal time off (but not for purposes of benefit accrual) under a benefit plan of Brocade, subject to certain limitations, Brocade will provide service credit for a continuing Foundry employee’s period of service with Foundry or its subsidiaries, except to the extent that such credit would result in a duplication of benefits, compensation, incentive or result in an increase in the level of benefits beyond which a similarly situated employee of Brocade would be entitled. In addition, subject to certain limitations, Brocade will use its reasonable best efforts to cause any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plan of Brocade to be waived and will use its reasonable best efforts to provide credit for any co-payments and deductibles paid by the continuing Foundry employees prior to the completion of the merger for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under such plan that may apply after the completion of the merger. Finally, the merger agreement provides that if Brocade decides to terminate a flexible spending account for medical or dependent care expenses under a Foundry benefit plan and any continuing Foundry employee has a positive balance thereunder, then Brocade will use its reasonable best efforts to cause any flexible spending account for medical or dependent care expenses under a Brocade benefit plan to assume such positive balances.

Foundry has agreed that, unless otherwise requested by Brocade at least five days prior to the completion of the merger, it will terminate its bonus vacation program no later than one day prior to the completion of the merger. In the event that Foundry is required to terminate the bonus vacation program, Foundry will, effective upon termination, award each employee eligible to earn a bonus vacation the prorated number of bonus vacation days or partial days that, when compared with the full award of ten days, corresponds to the proportion that the number of days of service performed by such employee bears toward the four-year period required to earn a final vacation bonus award.

After completion of the merger, Brocade has agreed to honor Foundry’s Executive Incentive Plan and, for purposes of determining the amount that may be earned by a participant in such plan, to deem that Foundry achieved at least 100% of its existing performance goals thereunder and that each such participant achieved 100% of his or her existing individual performance goals thereunder.

The merger agreement provides that nothing provided for therein creates a right in any Foundry employee to employment with Brocade or any other subsidiary of Brocade. In addition, no Foundry employee will be deemed to be a third party beneficiary of the merger agreement, except for officers and directors of Foundry to the extent of their respective rights with respect to the maintenance of indemnification rights and directors’ and officers’ liability insurance coverage. See the section entitled “Agreements Related to the Merger — The Merger Agreement — Indemnification and Insurance” beginning on page 104 of this proxy statement/prospectus.

Foundry has agreed that it would not communicate to Foundry employees regarding employment following the completion of the merger, including with respect to compensation and employee benefits, without the prior written consent of Brocade (such consent not to be unreasonably withheld).

Regulatory Approvals

Each of Brocade, Falcon Acquisition Sub, Inc. and Foundry has agreed to use its reasonable best efforts to make all filings and submissions required by any governmental body in connection with the merger and the other transactions contemplated by the merger agreement as soon as practicable after the date of the merger agreement, including the following:

•	the notification and report forms required under the HSR Act as well as any notification or other document required to be filed in connection with the merger under any other applicable foreign legal requirement relating to antitrust or competition matters; and

•	any notification or report required by the National Industrial Security Program Operating Manual for facility and personnel security clearances, and any related Department of Energy regulations.

Brocade and Foundry also agreed to respond as promptly as practicable to inquiries or requests from the FTC or the DOJ or any state attorney general, foreign antitrust or competition authority or other governmental body in connection with antitrust or competition matters.

In addition, Brocade and Foundry agreed to provide the other with a copy of each proposed filing with or submissions to any governmental body in connection with the transactions contemplated by the merger agreement and provide the other an opportunity to review and comment on such filings or submissions. Foundry also agreed to divest, sell or take any other action with respect to any of its business, product lines or assets, or its subsidiaries’ businesses, product lines or assets, provided that such action is conditioned upon the completion of the merger.

Subject to the provisions of the merger agreement and upon the terms set forth in the merger agreement, each of Brocade and Foundry has agreed to use its reasonable best efforts to take, or cause to be taken, all actions necessary to complete the merger and the other transactions contemplated by the merger agreement, including using reasonable best efforts to:

•	obtain each consent, approval, ratification, permission, waiver or authorization required to be obtained in connection with the merger, whether pursuant to applicable legal requirements, contracts or otherwise; and

•	lift any restraint, injunction or other legal bar to the merger or any of the other transactions contemplated by the merger agreement.

However, Brocade and Foundry agreed that nothing contained in the merger agreement will require Brocade or Falcon Acquisition Sub, Inc. to take any of the following actions, if Brocade determines in good faith that doing so would reasonably be expected to materially affect the business or interests of Brocade, Foundry or any of their respective subsidiaries in any way:

•	dispose of or transfer or cause any of its subsidiaries to dispose of or transfer any assets, or commit to cause Foundry or any of its subsidiaries to dispose of or transfer any assets;

•	discontinue or cause any of its subsidiaries to discontinue offering any product or service, or commit to cause Foundry or any of its subsidiaries to discontinue offering any product or service;

•	license or cause any of its subsidiaries to license to any person or entity any intellectual property or intellectual property right, or commit to cause Foundry or any of its subsidiaries to license to any person or entity any intellectual property or intellectual property right;

•	hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the completion of the merger), or commit to cause Foundry or any of its subsidiaries to hold separate any assets or operations;

•	make or cause any of its subsidiaries to make any commitment, or commit to cause Foundry or any of its subsidiaries to make any commitment, regarding its future operations or the future operations of Foundry or any of its subsidiaries; or

•	contest any legal proceeding or any order, writ, injunction or decree relating to the merger or any of the other transactions contemplated by the merger agreement.

Material Adverse Effect

Several of the representations, warranties, conditions and termination provisions in the merger agreement use the phrase “material adverse effect.” The merger agreement provides that “material adverse effect” means any effect, change, claim, event or circumstance that, considered together with other effects, changes, claims, events and circumstances, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on, (i) the business, financial condition, cash position, liquid assets, capitalization or results of operations of Foundry and its subsidiaries taken as a whole, (ii) the ability of Foundry to complete the merger or any of the other transactions contemplated by the merger agreement or to perform any of its covenants or obligations under the merger agreement, or (iii) Brocade’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to any shares of the stock of Foundry. However, a material adverse effect will not include:

•	effects resulting from:

•	changes since the date of the merger agreement in general economic or political conditions or the securities, credit or financial markets worldwide, which changes do not have a materially disproportionate impact on Foundry and its subsidiaries, taken as a whole, relative to other companies in the industry in which Foundry and its subsidiaries operate,

•	changes since the date of the merger agreement in conditions generally affecting the industry in which Foundry and its subsidiaries operate, which changes do not have a materially disproportionate impact on Foundry and its subsidiaries, taken as a whole, relative to other companies in the industry in which Foundry and its subsidiaries operate,

•	changes since the date of the merger agreement in generally accepted accounting principles or the interpretation thereof, which changes do not have a materially disproportionate impact on Foundry and its subsidiaries, taken as a whole, relative to other companies in the industry in which Foundry and its subsidiaries operate,

•	changes since the date of the merger agreement in legal requirements, which changes do not have a materially disproportionate impact on Foundry and its subsidiaries, taken as a whole, relative to other companies in the industry in which Foundry and its subsidiaries operate,

•	any acts of terrorism or war since the date of the merger agreement, which acts do not have a materially disproportionate impact on Foundry and its subsidiaries, taken as a whole, relative to other companies in the industry in which Foundry and its subsidiaries operate,

•	any stockholder class action or derivative litigation commenced against Foundry after the date of the merger agreement and arising from allegations of breach of fiduciary duty by Foundry’s directors or from allegations of false or misleading public disclosure with respect to the merger agreement, provided that any effect, change, claim, event or circumstance underlying, causing or contributing to any such class action or derivative litigation may constitute, and shall be taken into account in determining whether there has been or would be, a material adverse effect, or

•	the termination since the date of the merger agreement of certain specified agreements of Foundry pursuant to their terms;

•	any adverse impact on Foundry’s relationships with its employees, customers and suppliers that Foundry conclusively demonstrates is directly and exclusively attributable to the announcement and pendency of the merger; or

•	any failure after the date of the merger agreement to meet internal projections or forecasts for any period, provided that any effect, change, claim, event or circumstance underlying, causing or contributing to any such failure may constitute, and shall be taken into account in determining whether there has been or would be, a material adverse effect.

Conditions to Completion of the Merger

The merger agreement provides that the obligations of Brocade and Falcon Acquisition Sub, Inc. to effect the merger and complete the other transactions contemplated by the merger agreement are subject to the satisfaction of each of the following conditions at or prior to the completion of the merger:

•	the accuracy in all material respects, as of the date of the merger agreement and as of the effective date of the merger, of certain specified representations and warranties made by Foundry in the merger agreement, including certain representations and warranties relating to capitalization and those relating to authorization to enter into the merger agreement, inapplicability of state anti-takeover statutes, the binding nature of the merger agreement and the stockholder vote required to approve the merger;

•	the accuracy, as of the date of the merger agreement and as of the effective date of the merger, of the remaining representations and warranties made by Foundry in the merger agreement (or, in the case of any representation and warranty made as of a specific date, as of such specific date), disregarding all materiality qualifications limiting the scope of such representations and warranties and all inaccuracies in such representations and warranties if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have or result in, a material adverse effect on Foundry and its subsidiaries;

•	Foundry shall have in all material respects performed or complied with all covenants and obligations required by the merger agreement to be performed or complied with by it at or prior to the completion of the merger;

•	the SEC shall have declared Brocade’s registration statement, of which this proxy statement/prospectus is a part, effective, and no stop order suspending its effectiveness shall have been issued that remains in effect and no proceeding seeking a stop order with respect to the registration statement’s effectiveness shall have been initiated by the SEC that remains pending and Brocade shall not have received any written communication from the SEC that remains outstanding in which the SEC indicates a material likelihood that it will initiate a proceeding seeking a stop order with respect to the registration statement;

•	the merger agreement shall have been adopted by a majority of the outstanding shares of Foundry common stock, and holders of less than 20% in the aggregate of the outstanding shares of Foundry common stock shall have perfected, or shall otherwise continue to have, appraisal rights under applicable law;

•	the noncompetition and non-solicitation agreement entered into on July 21, 2008 between Mr. Johnson and Brocade shall be in full force and effect;

•	Foundry’s chief executive officer and chief financial officer shall have delivered to Brocade a certificate confirming that certain conditions have been duly satisfied;

•	there shall not have been any material adverse effect on Foundry and its subsidiaries since the date of the merger agreement;

•	the waiting period under the HSR Act with respect to the merger shall have expired or shall have been terminated and there shall not be in effect any voluntary agreement between Brocade or Foundry and the FTC or the DOJ pursuant to which Brocade or Foundry has agreed not to complete the merger for any period of time;

•	any waiting period applicable to the completion of the merger under any applicable foreign antitrust or competition law or regulation or under any other foreign legal requirement shall have expired or been terminated, except where the failure of any particular waiting period to have expired or to have been terminated prior to the effective time of the merger would not reasonably be expected to materially affect the business of Brocade, Foundry or any of Foundry’s subsidiaries in any adverse way;

•	any governmental authorization or other consent or approval required to be obtained under any applicable antitrust or competition law or regulation or under any other legal requirement shall have been obtained and shall remain in full force and effect (except where the failure to have obtained a particular consent or approval prior to the effective time of the merger would not reasonably be expected to materially affect the business of Brocade, Foundry or any of Foundry’s subsidiaries in any adverse way), and no such governmental authorization or other consent or approval shall require, contain or contemplate any term, limitation, condition or restriction that Brocade determines in good faith to be materially burdensome;

•	the shares of Brocade common stock to be issued pursuant to the merger shall have been approved for listing on the NASDAQ Global Select Market, subject to notice of issuance;

•	no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the merger shall have been issued by any court of competent jurisdiction or other governmental body and remain in effect and no legal requirement shall have been enacted or deemed applicable to the merger that makes the completion of the merger illegal;

•	there shall not be pending any legal proceeding in which a governmental body is a party, and neither Brocade nor Foundry shall have received any written communication from any governmental body in which such governmental body indicates a material likelihood of commencing any legal proceeding or taking any other action:

•	challenging or seeking to restrain or prohibit the completion of the merger or any of the other transactions contemplated by the merger agreement,

•	relating to the merger or any of the other transactions contemplated by the merger agreement and seeking damages or other relief that may be material to Brocade or to Foundry and its subsidiaries,

•	seeking to prohibit or limit in any material respect Brocade’s ability to vote or otherwise exercise ownership rights with respect to the stock of Foundry,

•	that could materially and adversely affect Brocade’s rights to own any material assets or operate the business of Foundry or any of its subsidiaries,

•	seeking to compel Brocade, Foundry or any of their respective subsidiaries to dispose of or hold separate any material assets as a result of the merger, or

•	seeking to impose (or that could result in the imposition of) any criminal sanctions or liability on Foundry or any of its subsidiaries;

•	Foundry shall have filed all statements, reports, schedules, forms and other documents required to be filed with the SEC since the date of the merger agreement;

•	since the date of the merger agreement:

•	neither Foundry nor its board of directors or any committee of its board of directors shall have determined or shall have otherwise concluded that any financial statements of Foundry included or required to be included in any report or other document filed with the SEC should no longer be relied upon because of an error in such financial statements;

•	Foundry’s independent accountant shall not have withdrawn or stated its intention to withdraw its opinion with respect to any financial statements of Foundry; and

•	there shall have been no restatement or proposed restatement of any financial statements of Foundry (except for any restatement that has been completed, publicly announced and fully and properly reflected in reports and other documents filed with the SEC with the express consent of Foundry’s independent accountant); and

•	the sum of the aggregate amount of unrestricted cash held by Foundry in the United States and the liquidation value of the immediately liquid cash equivalents held by Foundry in the United States shall exceed the lesser of (i) of $800 million, and (ii) the dollar amount necessary to enable the combined company to have at least $250 million in unrestricted cash and cash equivalents following completion of the merger, or $200 million if Brocade’s existing stock option litigation has been settled prior to the effective time of the merger in a manner reasonably satisfactory to the lead arrangers of the debt financing.

In addition, the merger agreement provides that the obligations of Foundry to effect the merger and complete the other transactions contemplated by the merger agreement are subject to the satisfaction of the following conditions at or prior to the completion of the merger:

•	the accuracy in all material respects, as of the date of the merger agreement and as of the effective date of the merger, of the representations and warranties made by Brocade and Falcon Acquisition Sub, Inc. in the merger agreement, except where the failure of such representations and warranties to be accurate in all material respects would not reasonably be expected to have a material adverse effect on the ability of Foundry to complete the merger, disregarding all materiality qualifications limiting the scope of such representations and warranties;

•	Brocade and Falcon Acquisition Sub, Inc. have in all material respects performed or complied with all covenants and obligations required by the merger agreement to be performed or complied with by them at or prior to the completion of the merger, except where the failure to comply with or perform such covenants and obligations in all material respects would not reasonably be expected to have a material adverse effect on the ability of Brocade to complete the merger;

•	the SEC shall have declared Brocade’s registration statement, of which this proxy statement/prospectus is a part, effective, and no stop order suspending its effectiveness shall have been issued that remains in effect and no proceeding seeking a stop order with respect to the registration statement’s effectiveness shall have been initiated by the SEC that remains pending and Brocade shall not have received any written communication from the SEC that remains outstanding in which the SEC indicates a material likelihood that it will initiate a proceeding seeking a stop order with respect to the registration statement;

•	the merger agreement shall have been adopted by holders of a majority of the outstanding shares of Foundry common stock;

•	Foundry shall have received a certificate from Brocade confirming that certain conditions have been duly satisfied;

•	the shares of Brocade common stock to be issued pursuant to the merger shall have been authorized for listing on the NASDAQ Global Select Market, subject to notice of issuance;

•	the waiting period under the HSR Act with respect to the merger shall have expired or shall have been terminated and there shall not be in effect any voluntary agreement between Brocade and the FTC or the DOJ pursuant to which Brocade has agreed not to complete the merger for any period of time; and

•	no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the merger shall have been issued by any United States court of competent jurisdiction or other United States governmental body and remain in effect and no United States legal requirement shall have been enacted or deemed applicable to the merger that makes the completion of the merger illegal.

Limitation on the Solicitation, Negotiation and Discussion by Foundry of Other Acquisition Proposals

The merger agreement contains provisions prohibiting Foundry from seeking or entering into an alternative transaction to the merger. Under these provisions, subject to the specific exceptions described below, Foundry has agreed that, from the date of the merger agreement until the earlier of the termination of the merger agreement or the effective time of the merger, it will not, directly or indirectly (and it will ensure that its subsidiaries do not and the respective representatives of Foundry and its subsidiaries do not, directly or indirectly):

•	solicit, initiate, knowingly encourage, induce or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry, each as defined in the merger agreement;

•	furnish any nonpublic information regarding Foundry or any of its subsidiaries to any person or entity in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person or entity with respect to any acquisition proposal or acquisition inquiry, except to disclose the existence and terms of the applicable provisions of the merger agreement;

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry; or

•	enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction, as defined in the merger agreement.

Under the merger agreement, an “acquisition inquiry” is an inquiry, indication of interest or request for nonpublic information (other than those made or submitted by Brocade) that would reasonably be expected to lead to an acquisition proposal, and an “acquisition proposal” is any offer or proposal (other than those made or submitted by Brocade) relating to any acquisition transaction.

Under the merger agreement, an “acquisition transaction” is any transaction or series of transactions involving:

•	any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction in which Foundry or any of its subsidiaries is a constituent corporation, in which a person or entity or “group” (as defined in the Exchange Act and the rules thereunder) of persons or entities directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Foundry or any of its subsidiaries, or in which Foundry or any of its subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of Foundry or any of its subsidiaries;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, consolidated net income or consolidated assets of Foundry and its subsidiaries; or

•	any liquidation or dissolution of Foundry or any of its subsidiaries.

However, if, prior to the adoption of the merger agreement by the Foundry stockholders, Foundry receives an unsolicited, bona fide, written acquisition proposal that is not withdrawn, then Foundry may:

•	furnish nonpublic information to the person or entity making such acquisition proposal, provided that prior to furnishing such information, Foundry gives Brocade written notice that it is doing so and Foundry enters into a confidentiality agreement with such person or entity containing customary limitations and with terms at least as restrictive as the confidentiality agreement in place between Brocade and Foundry, and contemporaneously with furnishing such information to such person, Foundry furnishes it to Brocade (to the extent not previously furnished to Brocade); and

•	engage in negotiations with the person or entity making such acquisition proposal with respect thereto, provided that Foundry gives Brocade prior written notice of its intention to engage in negotiations with such person or entity;

but only if:

•	none of Foundry, any of its subsidiaries or any their respective representatives has breached or taken any action inconsistent with any of the obligations described in the section entitled “Agreements Related to the Merger — The Merger Agreement — Limitation on the Solicitation, Negotiation and Discussion by Foundry of Other Acquisition Proposals” in connection with such acquisition proposal;

•	the Foundry board of directors has in good faith concluded, following receipt of advice from its outside legal counsel and its financial advisor, that such acquisition proposal is, or is reasonably likely to lead to, a superior offer, as defined in the merger agreement; and

•	Foundry’s board of directors has concluded in good faith, following receipt of advice from its outside legal counsel and its financial advisor, that failure to take such action would be reasonably likely to constitute a breach of its fiduciary obligations under applicable legal requirements.

Under the merger agreement, the term “superior offer” means an unsolicited, bona fide, written offer that:

•	is made by a third party to acquire, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, either all or substantially all of the assets of Foundry and its subsidiaries, taken as a whole, or all or substantially all of the outstanding voting securities of Foundry;

•	if accepted and if the transaction contemplated by such offer were completed, would result in the stockholders of Foundry immediately preceding such transaction holding less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof;

•	was not obtained or made as a direct or indirect result of a breach by Foundry of the merger agreement, the confidentiality agreement between Foundry and Brocade or any “standstill” or similar agreement under which Foundry or any of its subsidiaries has or had any rights or obligations;

•	is on terms and conditions that the board of directors of Foundry has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of such offer (including the timing and likelihood of completion of the transaction contemplated by such offer) and the person or entity making such offer, to be more favorable, from a financial point of view, to Foundry’s stockholders (in their capacities as stockholders) than the terms of the merger; and

•	contemplates a transaction that is reasonably capable of being completed.

Under the merger agreement, Foundry agreed to immediately cease and cause to be terminated any existing discussions with any third party that relate to any acquisition proposal or acquisition inquiry.

Foundry has agreed to promptly advise Brocade, within 24 hours after receipt of any acquisition proposal or acquisition inquiry, orally and in writing of any acquisition proposal or acquisition inquiry, including the identity of the person or entity making or submitting such acquisition proposal or acquisition inquiry and the terms thereof.

The merger agreement provides that Foundry must keep Brocade fully informed with respect to the status of the acquisition proposal or acquisition inquiry and the status and terms of any modifications or proposed modifications thereto. Foundry has also agreed not to enter into any confidentiality agreement after the date of the merger agreement that prohibits Foundry from providing this information to Brocade.

Under the merger agreement, Foundry has agreed not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no-hire, “standstill” or similar agreement to which Foundry or any of its subsidiaries is a party or under which Foundry or any of its subsidiaries has any rights and to use its reasonable best efforts to enforce such agreements at the request of Brocade.

Foundry’s Stockholders’ Meeting; Obligation of the Foundry Board of Directors to Recommend the Adoption of the Merger Agreement

Foundry has agreed to take all action necessary to call, give notice of and, as promptly as practicable after the registration statement of which this proxy statement/prospectus is a part is deemed effective under the Securities Act, hold a meeting of its stockholders to vote upon the adoption of the merger agreement. However, if on the scheduled date for Foundry’s stockholders’ meeting, Foundry has not received proxies representing a sufficient number of shares of Foundry common stock to adopt the merger agreement, whether or not a quorum is present, the merger agreement provides that Foundry will cause the meeting to be postponed or adjourned to a date that is the sooner of 20 business days after the original meeting date and two business days prior to December 31, 2008, or to such other date as Brocade and Foundry may mutually determine.

Foundry has agreed to include a statement in this proxy statement/prospectus to the effect that the Foundry board of directors has unanimously determined that the merger and the merger agreement are advisable and unanimously recommends that Foundry’s stockholders vote to adopt the merger agreement at the Foundry stockholders’ meeting, such determination and recommendation being referred to as the Foundry board recommendation. The merger agreement provides that the Foundry board of directors may not withdraw the Foundry board recommendation or modify the Foundry board recommendation in a manner adverse to Brocade except in certain circumstances (and Foundry has agreed that the Foundry board recommendation will be deemed to have been modified in a manner adverse to Brocade if it is no longer unanimous). However, this provision does not preclude Foundry from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, provided that it may not withdraw the Foundry board recommendation or modify the Foundry board recommendation in an manner adverse to Brocade except in the circumstances described below.

The merger agreement provides that the Foundry board of directors is entitled to withdraw the Foundry board recommendation or modify the Foundry board recommendation in a manner adverse to Brocade if certain conditions, including the following, are satisfied:

•	if an unsolicited, bona fide, written offer to purchase all of the outstanding shares of Foundry common stock is made to Foundry and is not withdrawn and:

•	such offer was not obtained or made as a direct or indirect result of a material breach by Foundry or any of its subsidiaries of (or any action inconsistent with) the merger agreement, the confidentiality agreement in place between Foundry and Brocade or any “standstill” or similar agreement under which Foundry or any of its subsidiaries has any rights or obligations;

•	Foundry satisfies certain notice requirements and delivers certain information to Brocade;

•	the Foundry board of directors determines in good faith, after obtaining and taking into account the advice of its financial advisor, that such offer constitutes a superior offer;

•	the Foundry board of directors determines in good faith, after obtaining and taking into account the advice of Foundry’s outside legal counsel, that, in light of such superior offer, the failure to so withdraw or modify the Foundry board recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to Foundry’s stockholders under applicable legal requirements;

•	the Foundry board of directors does not withdraw the Foundry board recommendation or modify the Foundry board recommendation in a manner adverse to Brocade within five business days after Brocade receives notice from Foundry confirming that the Foundry board of directors has determined that such offer constitutes a superior offer and that the failure to so withdraw or modify the Foundry board recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to Foundry’s stockholders under applicable legal requirements;

•	during such five business day period, if requested by Brocade, Foundry engages in good faith negotiations with Brocade to amend the merger agreement in such a manner that no withdrawal or modification to the Foundry board recommendation is legally required as a result of such offer; and

•	at the end of such five business day period, such offer has not been withdrawn and continues to constitute a superior offer and the failure to withdraw the Foundry board recommendation or modify the Foundry board recommendation in a manner adverse to Brocade would continue to be reasonably likely to constitute a breach of the fiduciary obligations of the Foundry board of directors to Foundry’s stockholders under applicable legal requirements in light of such superior offer (taking into account any changes to the terms of the merger agreement proposed by Brocade as a result of the negotiations described above); or

•	if a material development or material change in circumstances occurs or arises after the date of the merger agreement that relates to Foundry and its subsidiaries but does not relate to any acquisition proposal, such development or change in circumstances being referred to as an intervening event, and:

•	none of Foundry, any subsidiary of Foundry or any of their respective representatives had knowledge, as of the date of the merger agreement, that such intervening event was reasonably likely to occur or arise after the date of the merger agreement;

•	Foundry satisfies certain notice requirements and delivers certain information to Brocade;

•	the Foundry board of directors determines in good faith, after obtaining and taking into account the advice of its outside legal counsel, that, in light of such intervening event, the failure to so withdraw or modify the Foundry board recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to Foundry’s stockholders under applicable legal requirements;

•	the Foundry board of directors does not withdraw the Foundry board recommendation or modify the Foundry board recommendation in a manner adverse to Brocade within five business days after Brocade receives notice from Foundry confirming that the Foundry board of directors has determined that the failure to so withdraw or modify the Foundry board recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to Foundry’s stockholders under applicable legal requirements;

•	during such five business day period, if requested by Brocade, Foundry engages in good faith negotiations with Brocade to amend the merger agreement in such a manner that no withdrawal or modification to the Foundry board recommendation is legally required as a result of such intervening event; and

•	at the end of such five business day period, the failure to withdraw or modify the Foundry board recommendation would still be reasonably likely to constitute a breach of the fiduciary obligations of the Foundry board of directors to Foundry’s stockholders under applicable legal requirements in light of such intervening event (taking into account any changes to the terms of the merger agreement proposed by Brocade as a result of the negotiations described above).

Brocade and Foundry have agreed that the obligation of Foundry to call, give notice of and hold a special stockholders meeting pursuant to the merger agreement shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any superior offer or other acquisition proposal, by any intervening event or by any withdrawal or modification of the Foundry board recommendation.

Termination of the Merger Agreement

The merger agreement provides that it may be terminated at any time prior to completion of the merger, whether before or after adoption of the merger agreement by the Foundry stockholders:

•	by mutual written consent of Brocade and Foundry;

•	by either Brocade or Foundry in the event the merger is not completed by December 31, 2008, except that a party will not be permitted to terminate the merger agreement pursuant to this provision if the failure to complete the merger by such date results from a failure on the part of such party to perform in any material respect any covenant or obligation of such party contained in the merger agreement and required to be performed prior to the effective time of the merger, provided however that, if the merger is not completed by December 31, 2008 as a result of a financing failure, as defined in the merger agreement, then, notwithstanding the foregoing, Brocade may terminate the merger agreement pursuant to this provision (this termination provision being referred to as the end date termination provision);

•	by either Brocade or Foundry in the event a United States court of competent jurisdiction or other United States governmental body has issued a final and nonappealable order, or has taken any other action, having the effect of permanently restraining, enjoining or prohibiting the merger;

•	by either Brocade or Foundry in the event that the proposal for the adoption of the merger agreement fails to receive the requisite affirmative vote at the special meeting of Foundry’s stockholders or at any adjournment or postponement of such meeting, except that a party will not be permitted to terminate the merger agreement pursuant to this provision where the failure to obtain the required stockholder approval results from a failure on the part of such party to perform in any material respect any covenant or obligation in the merger agreement that is required to be performed by such party prior to the effective time of the merger (this termination provision being referred to as the stockholder vote termination provision);

•	by Brocade, at any time prior to the adoption of the merger agreement by Foundry’s stockholders by the required stockholder vote, if any of the following events has occurred (which events are referred to as triggering events) (this termination provision being referred to as the triggering event termination provision):

•	the Foundry board of directors shall have failed to recommend the adoption of the merger agreement to Foundry’s stockholders, or shall have withdrawn the Foundry board recommendation or modified the Foundry board recommendation in a manner adverse to Brocade;

•	Foundry shall have failed to include in this proxy statement/prospectus, or shall have amended this proxy statement/prospectus to exclude, the Foundry board recommendation;

•	the Foundry board of directors fails to reaffirm the Foundry board recommendation (publicly if requested by Brocade) within 10 business days after Brocade requests a reaffirmation in writing under certain circumstances;

•	the Foundry board of directors shall have approved, endorsed or recommended any acquisition proposal;

•	Foundry shall have entered into any letter of intent or similar document or contract relating to any acquisition proposal;

•	a tender or exchange offer relating to securities of Foundry shall have been commenced and Foundry shall not have sent to its securityholders, within 10 business days, a statement disclosing that Foundry recommends rejection of the tender or exchange offer; or

•	Foundry, any subsidiary of Foundry or any of their respective representatives shall have breached in any material respect or taken any action inconsistent in any material respect with any of the provisions described in the section entitled “Agreements Related to the Merger — The Merger Agreement — Limitation on the Solicitation, Negotiation and Discussion by Foundry of Other Acquisition Proposals” beginning on page 110 of this proxy statement/prospectus;

•	by Foundry in the event that: (i) any representation or warranty of Brocade is inaccurate as of the date of the merger agreement, or becomes inaccurate as of a date subsequent to the date of the merger agreement, in either case such that the applicable condition to completion of the merger regarding the accuracy of Brocade’s representations and warranties would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of the merger agreement or as of any subsequent date, all materiality qualifications limiting the scope of such representations and warranties will be disregarded), or (ii) Brocade breaches any of its covenants or obligations set forth in the merger agreement such that the applicable condition to completion of the merger agreement regarding the performance of Brocade’s covenants would not be satisfied, provided that:

•	if the breach or inaccuracy is curable by Brocade by December 31, 2008 and Brocade continues to use its reasonable best efforts to cure the breach or inaccuracy, then Foundry may not terminate the merger agreement pursuant to this provision on account of such breach or inaccuracy unless such breach or inaccuracy remains uncured for 30 days after Foundry notifies Brocade of the breach or inaccuracy, and

•	except in the case of a willful breach by Brocade, as defined in the merger agreement, Foundry will not have the right to terminate the merger agreement pursuant to this provision by reason of any inaccuracy in any representation or warranty of Brocade relating to the debt financing or any breach of any covenant or obligation of Brocade relating to the debt financing (this termination referred to as the Brocade breach termination provision);

•	by Brocade in the event that: (i) any representation or warranty of Foundry is inaccurate as of the date of the merger agreement, or becomes inaccurate as of a date subsequent to the date of the merger agreement, in either case such that the applicable condition to completion of the merger regarding the accuracy of Foundry’s representations and warranties would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of the merger agreement or as of any subsequent date: (A) all company material adverse effect, as defined in the merger agreement, and other materiality qualifications limiting the scope of such representations and warranties will be disregarded; and (B) any update of or modification to Foundry’s disclosure schedule made or purported to have been made on or after the date of the merger agreement will be disregarded), (ii) Foundry breaches any of its covenants or obligations set forth in the merger agreement such that the applicable condition to completion of the merger agreement regarding the performance of Foundry’s covenants would not be satisfied, or (iii) there has been a material adverse effect on Foundry and its subsidiaries since the date of the merger agreement, provided that, for purposes of clauses (i) and (ii) above, if the inaccuracy or breach is curable by Foundry by December 31, 2008 and Foundry continues to exercise its reasonable best efforts to cure the breach or inaccuracy, then Brocade may not terminate the merger agreement pursuant to this provision on account of such breach or inaccuracy unless such breach or inaccuracy remains uncured for 30 days after Brocade notifies Foundry of the breach or inaccuracy; or

•	by Foundry after the designated completion date, as defined in the merger agreement, if the merger shall not have been completed by the designated completion date, at the time of the termination of the merger agreement each of the conditions to completion of the merger set forth in the merger agreement shall be satisfied or shall have been waived (other than certain conditions that by their nature are to be satisfied on the completion date), and at the time of the termination of the merger agreement there exists an uncured financing failure that resulted in the completion of the merger not occurring on the designated completion date (this termination provision being referred to as the financing failure termination provision).

Expenses and Termination Fees

The merger agreement provides that, subject to limited exceptions, all fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses.

The merger agreement provides that Foundry will be required to reimburse Brocade for all reasonable and documented out-of-pocket fees and expenses of Brocade or its subsidiaries incurred in connection with the transactions contemplated by the merger agreement and the financing commitment letter (including fees and expenses relating to the preparation, negotiation and performance of the merger agreement, the financing commitment letter and all related agreements and documents and fees and to Brocade’s due diligence investigation of the business of Foundry and its subsidiaries), up to a maximum of $10 million, if the merger agreement is terminated by Foundry or Brocade pursuant to the stockholder vote termination provision.

The merger agreement provides that Foundry will be required to pay Brocade a termination fee in the following circumstances:

•	Foundry must pay Brocade a termination fee of $85 million (less any amount paid by Foundry in reimbursement of Brocade’s fees and expenses described above) if (i) the merger agreement is terminated by Foundry or Brocade pursuant to the stockholder vote termination provision, (ii) prior to the adoption of the merger agreement by the Foundry stockholders an acquisition proposal shall have been publicly disclosed or publicly made and is not publicly withdrawn on or before the fifth business day prior to the date of the Foundry special meeting, and (iii) on or prior to the first anniversary of the termination of the merger agreement, Foundry either completes a specified acquisition transaction, as defined in the merger agreement, or enters into a definitive agreement providing for a specified acquisition transaction that is subsequently completed (or any other specified acquisition transaction is subsequently completed among the parties to such definitive agreement or any of such parties’ affiliates);

•	Foundry must pay Brocade a termination fee of $85 million if (i) the merger agreement is terminated by either Foundry or Brocade under the end date termination provision, (ii) the conditions relating to the expiration or termination of the waiting period under the HSR Act were satisfied as of the date of termination, (iii) an acquisition proposal shall have been disclosed or made prior to the date of termination, (iv) a final vote on the adoption of the merger agreement by Foundry’s stockholders shall not have taken place, and (v) on or prior to the first anniversary of the termination of the merger agreement, Foundry either completes a specified acquisition transaction or enters into a definitive agreement relating to a specified acquisition transaction that is subsequently completed (or any specified acquisition transaction is subsequently completed among the parties to such definitive agreement or any of such parties’ affiliates); and

•	Foundry must pay Brocade a termination fee of $85 million if the merger agreement is terminated by Brocade under the triggering event termination provision or the merger agreement is otherwise terminated following the occurrence of a triggering event.

Under the merger agreement, a “specified acquisition transaction” has the same meaning as an “acquisition transaction” except all references to “15%” instead refer to “50%.”

The merger agreement provides that Brocade will be required to pay Foundry a termination fee of $85 million if:

•	there is an uncured financing failure;

•	the merger agreement is terminated by Brocade or Foundry under the end date termination provision or by Foundry under the Brocade breach termination provision;

•	each of the conditions to completion of the merger set forth in the merger agreement (other than certain conditions that by their nature are satisfied on the completion date) has been satisfied or waived, and

•	Foundry is ready, willing and able to complete the merger.

The merger agreement also provides that Brocade will be required to pay Foundry a termination fee of $85 million if:

•	there is an uncured financing failure; and

•	the merger agreement is terminated by Foundry under the financing failure termination provision.

The merger agreement provides that if any termination fee becomes payable by Brocade, Foundry’s right to receive the termination fee will be the sole and exclusive remedy of Foundry, its subsidiaries and their respective stockholders and affiliates, for, and Foundry and its subsidiaries (on their own behalf and on behalf of their respective stockholders and affiliates) will be deemed to have waived all other remedies (including equitable remedies) with respect to: (i) any failure of the merger to be completed, and (ii) any breach by Brocade of its obligation to complete the merger or any other covenant, obligation, representation, warranty or other provision set forth in the merger agreement. Further, the merger agreement provides that upon payment by Brocade of the termination fee, neither Brocade nor any of its related persons, as defined in the merger agreement, will have any further liability or obligation (under the merger agreement or otherwise) relating to or arising out of the merger agreement or any of the transactions contemplated by this merger agreement, and in no event will Foundry, its subsidiaries or their controlled affiliates seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with the merger agreement or the transactions contemplated by this merger agreement. In addition, regardless of whether or not the merger agreement is terminated, except for Brocade’s obligation to pay the termination fee to Foundry if and when such termination fee becomes payable by Brocade to Foundry:

•	Brocade will have no liability for any inaccuracy in any representation or warranty relating to the debt financing or any breach of any of its covenants or obligations relating to the debt financing, unless such breach or inaccuracy constitutes a willful breach by Brocade, as defined in the merger agreement; and

•	in the event of any financing failure, as defined in the merger agreement, Brocade shall have no liability of any nature to Foundry, its subsidiaries or any of their respective affiliates or stockholders.

The merger agreement provides that if either party fails to pay any fees due to the other party then it must reimburse the other party for all costs and expenses incurred in connection with the collection of such overdue amount and pay interest on such overdue amount from the date such amount was originally required to be paid, calculated at the prime lending rate plus 3.5%.

VOTING AGREEMENTS

The following description describes the material terms of the voting agreements signed by the directors of Foundry. This description of the voting agreements is qualified in its entirety by reference to the form of voting agreement attached as Annex B to this proxy statement/prospectus and incorporated herein by reference. Brocade and Foundry encourage you to read the form of voting agreement in its entirety.

Mr. Johnson entered into a voting agreement with Brocade on July 21, 2008. The other directors of Foundry entered into substantially similar voting agreements as of August 11, 2008. In the voting agreements, each Foundry director agreed to vote all shares of Foundry common stock owned by him or her as follows:

•	in favor of the adoption of the merger agreement, in favor of the merger and in favor of any other action reasonably necessary to facilitate the merger; and

•	against the following actions (other than the merger and the transactions contemplated by the merger agreement):

•	any reorganization, recapitalization, dissolution or liquidation of Foundry or any of its subsidiaries, and

•	any acquisition proposal (including any superior offer) and any other action that is intended, or that would reasonably be expected, to impede, interfere with, discourage, frustrate, delay, postpone, prevent or adversely affect the merger or any of the other transactions contemplated by the merger agreement.

In addition, each Foundry director granted an irrevocable proxy in favor of Brocade and certain representatives of Brocade and irrevocably appointed them as his or her attorney and proxy to vote all of his or her shares of Foundry common stock in the same manner. Each Foundry director also agreed that he or she will not transfer, assign, convey or dispose of any shares of Foundry common stock, any options to purchase shares of Foundry common stock or any other Foundry securities owned by him or her except in certain circumstances, and only if each person or entity to whom any securities are transferred agrees to comply with all of the terms and provisions of the voting agreements. As of the record date for the Foundry special meeting, approximately 11,019,223 shares of Foundry common stock entitled to vote at the special meeting, which represents approximately 7.4% of the outstanding shares of Foundry common stock entitled to vote at the special meeting, were owned by the Foundry directors and are subject to the voting agreements and irrevocable proxies.

The Foundry directors’ obligations under the voting agreements will terminate upon the earlier to occur of the valid termination of the merger agreement, the effective time of the merger, the termination of the voting agreement by mutual consent of the parties, or an amendment to the merger agreement that results in a decrease in the merger consideration specified therein, with certain exceptions.

OTHER INFORMATION

After the completion of the merger, Foundry will be a wholly-owned subsidiary of Brocade. Information relating to the management, executive compensation, certain relationships and related transactions and other related matters pertaining to Brocade and Foundry is contained in or incorporated by reference in their respective annual reports on Form 10-K which are incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus.

PROPOSAL NO. 2 — POSSIBLE ADJOURNMENT OF THE FOUNDRY SPECIAL MEETING

If Foundry fails to receive a sufficient number of votes to adopt the merger agreement, Foundry may propose to adjourn the Foundry special meeting, if a quorum is present, for the purpose of soliciting additional proxies. Foundry currently does not intend to propose adjournment at the Foundry special meeting if there are sufficient votes to approve Proposal No. 1. If the proposal to adjourn the Foundry special meeting for the purpose of soliciting additional proxies is submitted to stockholders for approval at the Foundry special meeting, such approval requires the affirmative vote of the holders of a majority of the shares present and entitled to vote, either cast in person or by proxy at the Foundry special meeting. All abstentions will have the effect of a vote against the proposal. Broker non-votes will have no effect.

The Foundry board of directors unanimously recommends that Foundry’s stockholders vote “FOR” the proposal to adjourn the Foundry special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF FOUNDRY

The following table sets forth information regarding the beneficial ownership of Foundry’s common stock as of August 1, 2008, as to (i) each person who is known by Foundry to own beneficially more than 5% of its outstanding common stock, (ii) each of the Foundry executive officers, (iii) each Foundry director, and (iv) all Foundry directors and executive officers as a group. Unless otherwise indicated, the address of each listed stockholder is c/o Foundry Networks, Inc., 4980 Great America Parkway, Santa Clara, California 95054.

	Nature and
	Amount of
	Beneficial	Percent of
Name and Address of Beneficial Owner	Ownership	Common Stock(1)

Five Percent Stockholders
Royce & Associates, LLC(2) 1414 Avenue of the Americas New York, NY 10019	16,109,600	10.94%
Barclays Global(3) 45 Fremont Street San Francisco, CA 94105	7,583,165	5.15%
Executive Officers and Directors
Bobby R. Johnson, Jr.(4)	12,318,223	8.29%
Laurence L. Akin(5)	935,186	0.63%
Richard W. Bridges(6)	443,998	0.30%
Ken K. Cheng(7)	1,149,153	0.78%
Daniel W. Fairfax(8)	119,497	0.08%
Michael R. Iburg(9)	307,517	0.21%
Cliff G. Moore(10)	186,286	0.13%
Robert W. Schiff(11)	366,335	0.25%
Alfred J. Amoroso(12)	551,833	0.37%
Alan L. Earhart(13)	299,833	0.20%
C. Nicholas Keating, Jr.(14)	350,833	0.24%
Celeste V. Ford(15)	40,416	0.03%
J. Steven Young(16)	632,083	0.43%
All Executive Officers and Directors as a Group (13 persons)	17,701,193	11.56%

(1)	For each person and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of 147,247,806 shares of common stock outstanding as of August 1, 2008 and the number of shares of common stock that such person or group had the right to acquire on or within 60 days of that date, including, but not limited to, the exercise of options.

(2)	Beneficial and percentage ownership information is based on information contained in Schedule 13G filed with the SEC April 8, 2008 by Royce & Associates, LLC. The Schedule 13G indicates that Royce & Associates, LLC owns beneficially 16,109,600 shares.

(3)	Beneficial and percentage ownership information is based on information contained in Schedule 13G filed with the SEC on January 10, 2008 by Barclays Global Investors, LTD. The Schedule 13G indicates that Barclays Global Investors, LTD owns beneficially 7,583,165 shares.

(4)	Includes 1,300,000 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

(5)	Includes 855,000 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

(6)	Includes 320,000 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

(7)	Includes 787,646 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

(8)	Includes 49,583 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

(9)	Includes 261,937 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

(10)	Includes 152,834 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

(11)	Includes 305,833 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

(12)	Includes 550,833 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008. Also includes 1,000 shares held by the Amoroso Family Trust dated 4/2/00, for which Mr. Amoroso serves as co-trustee with his wife.

(13)	Includes 299,833 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

(14)	Includes 350,833 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

(15)	Includes 40,416 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

(16)	Includes 632,083 shares issuable upon the exercise of options which are exercisable within sixty days of August 1, 2008.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction to Unaudited Pro Forma Condensed Combined Financial Statements

On July 21, 2008, Brocade, Foundry and Falcon Acquisition Sub., Inc. entered into a merger agreement under which, upon completion, Foundry will become a wholly-owned subsidiary of Brocade in a transaction to be accounted for using the purchase method of accounting for business combinations. Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of Foundry common stock (other than shares owned by Foundry, Brocade or their respective subsidiaries) will be converted into the right to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock, subject to adjustment for stock splits, stock dividends and similar events. Certain outstanding options to purchase Foundry common stock and certain restricted stock units of Foundry, in each case to be identified by Brocade prior to the completion of the merger, will vest in full and be cancelled as of the effective time of the merger and converted into the right to receive the cash equivalent of the per-share merger consideration (less applicable withholding taxes and, in the case of Foundry options, the applicable option exercise price) derived from a formula set forth in the merger agreement and subject to applicable withholding requirements. All other options to purchase shares of Foundry common stock, whether vested or unvested, outstanding at the effective time of the merger will either be assumed by Brocade or replaced with a reasonably equivalent replacement option to purchase shares of Brocade common stock based on an exchange ratio derived from the per-share merger consideration as more fully set forth in the merger agreement, and will continue to be subject to substantially similar terms as in effect prior to the merger. All other restricted stock units of Foundry outstanding at the effective time of the merger will either be assumed by Brocade or replaced with a reasonably equivalent right to be issued Brocade common stock by Brocade based on the exchange ratio referred to above, and will continue to be subject to substantially similar terms as in effect prior to the merger. Each share of Foundry restricted common stock that is outstanding at the effective time of the merger and is unvested or is subject to a risk of forfeiture, a repurchase option or other condition pursuant to an applicable restricted stock purchase agreement or other agreement with Foundry shall be exchangeable for the same per-share merger consideration as other shares of Foundry common stock. However, unless otherwise provided under an applicable stock purchase agreement or other agreement with Foundry, the cash and shares of Brocade common stock to be received in exchange for such shares of Foundry restricted common stock will remain unvested and continue to be subject to the same repurchase option, risk of forfeiture or other conditions

The following unaudited pro forma condensed combined balance sheet is based on historical balance sheets of Brocade and Foundry and has been prepared to reflect the merger as if it had been completed on July 26, 2008. Such pro forma information is based upon the historical condensed consolidated balance sheet data of Brocade as of July 26, 2008 and Foundry as of June 30, 2008. The following unaudited pro forma condensed combined statements of operations give effect to the merger as if it had taken place on October 29, 2006. The unaudited pro forma condensed combined statement of operations for the fiscal year ended October 27, 2007 combines Brocade’s historical consolidated statement of income for the year then ended with Foundry’s historical consolidated statement of income for the fiscal year ended December 31, 2007 and McDATA’s historical consolidated statement of operations for the three months ended October 31, 2006. The following unaudited pro forma condensed combined statement of operations for the nine months ended July 26, 2008 combines Brocade’s historical consolidated statement of income for the nine months then ended with Foundry’s historical consolidated statement of income for the three months ended December 31, 2007 and the six months ended June 30, 2008. As a result, Foundry’s historical consolidated statement of income for the three months ended December 31, 2007 are included in both the pro forma condensed combined statement of operations for the fiscal year ended October 27, 2007 and the nine months ended July 26, 2008. Foundry’s revenue and net income for the three months ended December 31, 2007 were $168.7 million and $28.9 million, respectively.

The merger will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets of Foundry based on their estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Foundry that exist as of the date of completion of the merger.

The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions which are preliminary and have been made solely for purposes of developing such pro forma information. They do not include liabilities that may result from integration activities which are not presently estimable. The management of Brocade and Foundry are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance costs for Foundry employees, costs of vacating some facilities of Foundry, or other costs associated with exiting activities of Foundry that would affect the pro forma condensed combined financial statements. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. Since the final value associated with stock-based compensation will be calculated at the effective date of the merger, the amount allocated to this item could change materially depending on the price of Brocade common stock or the number of Foundry unvested options, restricted stock awards and restricted stock units outstanding as of the effective time of the merger. In addition, the pro forma condensed combined financial statements do not include any potential operating efficiencies or cost savings from expected synergies. The unaudited pro forma condensed combined financial statements are not necessarily an indication of the results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future.

There were no significant intercompany balances and transactions between Brocade and Foundry as of the dates and for the periods of these pro forma condensed combined financial statements. After July 26, 2008, Brocade acquired approximately 3.3 million shares of Foundry common stock not reflected in the pro-forma condensed combined financial statements.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of Brocade and Foundry and other financial information pertaining to Brocade and Foundry including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” incorporated by reference or included herein.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	Historical
	Brocade	Foundry
	As of	As of
	July 26,	June 30,	Pro Forma		Pro Forma
	2008	2008	Adjustments(1)		Combined
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$459,399	$257,940	$(2,080,100	)(k)	$241,614
			1,625,000	(g)
			(20,625	)(m)
Short-term investments	244,922	590,906	(600,000	)(k)	235,828
Accounts receivable, net	174,103	112,362	10,612	(j)	297,077
Inventories	14,369	49,531	17,969	(i)	81,869
Deferred tax assets	73,100	45,828	—		118,928
Prepaid expenses and other current assets	75,091	14,294	(1,044	)(b)	88,341

Total current assets	1,040,984	1,070,861	(1,048,188)		1,063,657
Long-term investments	59,906	101,273	—		161,179
Property and equipment, net	300,116	7,616	—		307,732
Goodwill	280,347	—	1,462,088	(h)	1,943,639
			201,204	(l)
Intangible assets, net	237,167	—	496,800	(e)	731,167
			(2,800	)(x)
Deferred tax assets	200,715	39,284	(201,204	)(l)	38,795
Other assets	19,064	5,697	(3,374	)(f)	37,307
			20,625	(m)
			(4,705	)(b)

Total assets	$2,138,299	$1,224,731	$920,446		$4,283,476

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$109,886	$21,627	$—		$131,513
Accrued employee compensation	72,762	40,753	—		113,515
Deferred revenue	110,698	61,922	(50,268	)(n)	122,352
Current liabilities associated with facilities lease losses	13,930	—	—		13,930
Liability associated with class action lawsuit	160,000	—	—		160,000
Other accrued liabilities	75,110	12,441	9,563	(f)	97,114

Total current liabilities	542,386	136,743	(40,705)		638,424
Long term debt	169,119	—	1,625,000	(g)	1,794,119
Non-current liabilities associated with facilities lease losses	16,929	—	—		16,929
Non-current deferred revenue	37,850	28,446	—		66,296
Non-current income tax liability	55,971	12,833	—		68,804
Other non-current liabilities	9,350	460	—		9,810

Total liabilities	831,605	178,482	1,584,295		2,594,382
Stockholders’ equity
Common stock	372	14	(14	)(a)	385
			13	(c)
Additional paid-in capital	1,369,959	867,049	(867,049	)(a)	1,755,146
			99,487	(c)
			285,700	(d)
Accumulated other comprehensive loss	(2,874)	(6,981)	6,981	(a)	(2,874)
Retained earnings (accumulated deficit)	(60,763)	186,167	(186,167	)(a)	(63,563)
			(2,800	)(x)

Total stockholders’ equity	1,306,694	1,046,249	(663,849)		1,689,094

Total liabilities and stockholders’ equity	$2,138,299	$1,224,731	$920,446		$4,283,476

(1)	The letters refer to a description of the adjustments in Note 2, “Pro Forma Adjustments,” of the Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Historical
	Brocade	Foundry	McDATA
	Twelve Months	Twelve Months	Three Months
	Ended	Ended	Ended
	October 27,	December 31,	October 31,	Pro Forma		Pro Forma
	2007	2007	2006	Adjustments(1)		Combined
	(In thousands, except per share data)

Net revenues	$1,236,863	$607,205	$156,089	$		$2,000,157
Cost of revenues	575,451	236,418	92,949	7,339	(p)	954,469
				(2,397	)(r)
				44,709	(t)

Gross margin	661,412	370,787	63,140	(49,651)		1,045,688
Operating expenses:
Research and development	213,311	77,052	30,522	—		320,885
Sales and marketing	211,168	160,220	36,541	—		407,929
General and administrative	46,980	44,935	8,716	(196	)(s)	100,435
Legal fees associated with indemnification obligations, SEC investigation and other related costs, net	46,257	—	—	—		46,257
Amortization of intangible assets	24,719	—	6,939	(6,939	)(o)	87,066
				6,907	(q)
				55,440	(u)
Acquisition and integration costs	19,354	—	6,096			25,450
Restructuring costs and impairment charges	—	—	393	—		393
Other charges, net	—	5,714	—	—		5,714

Total operating expenses	561,789	287,921	89,207	55,212		994,129
Income (loss) from operations	99,623	82,866	(26,067)	(104,863)		51,559
Interest and other income, net	38,501	43,536	5,152	—		87,189
Interest expense	(6,414)	—	(4,963)	(103,929	)(v)	(115,306)
Gain on investments, net	13,205	—	—	—		13,205

Income (loss) before provision for income taxes	144,915	126,402	(25,878)	(208,792)		36,647
Income tax provision	68,043	45,259	469	(41,163	)(w)	72,608

Net income (loss)	$76,872	$81,143	$(26,347)	$(167,629)		$(35,961)

Net income (loss) per share — basic	$0.21	$0.55	$(0.17)			$(0.09)

Net income (loss) per share — diluted	$0.21	$0.52	$(0.17)			$(0.09)

Shares used in per share calculation — basic	362,070	148,143	154,637			404,672

Shares used in per share calculation — diluted	377,558	155,520	154,637			404,672

(1)	The letters refer to a description of the adjustments in Note 2, “Pro Forma Adjustments,” of the Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Shares used in computing pro forma combined basic and diluted net income per share is the sum of Brocade shares, Foundry shares (Foundry shares are adjusted for the exchange ratios referred to below) and McDATA shares. Foundry’s shares are calculated by multiplying each share of Foundry common stock by the exchange ratio of 0.0907 of a share of Brocade common stock for each share of Foundry common stock. McDATA’s shares are calculated by multiplying each share of McDATA common stock by the exchange ratio of 0.75. McDATA shares are included only for the three month period ended October 31, 2006. Dilutive potential common shares have been included only if they have a dilutive effect on earnings per share. Due to the uncertainty of the terms on which any convertible debt issued by Brocade in connection with the financing of the merger may be convertible into shares of Brocade common stock, Brocade did not include any potential dilutive effect relating to such conversion in the shares used in the per share calculation.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Historical
	Brocade	Foundry
	Nine Months	Nine Months
	Ended	Ended
	July 26,	June 30,	Pro Forma		Pro Forma
	2008	2008	Adjustments(1)		Combined
	(In thousands, except per share data)

Net revenues	$1,068,440	$479,389	$—		$1,547,829
Cost of revenues	453,204	179,034	(1,813	)(r)	663,957
			33,532	(t)

Gross margin	615,236	300,355	(31,719)		883,872
Operating expenses:
Research and development	184,704	63,177	—		247,881
Sales and marketing	203,200	136,762	—		339,962
General and administrative	43,260	34,058	(345	)(s)	76,973
Legal fees associated with indemnification obligations and other related costs	22,399		—		22,399
Provision for class action lawsuit	160,000	—	—		160,000
Amortization of intangible assets	23,664	—	42,159	(u)	65,823
Facilities lease benefits	(477)	—	—		(477)

Total operating expenses	636,750	233,997	41,814		912,561
Income (loss) from operations	(21,514)	66,358	(73,533)		(28,689)
Interest and other income, net	27,663	26,927	—		54,590
Interest expense	(4,384)	—	(77,946	)(v)	(82,330)
Loss on investments, net	(6,985)	—	—		(6,985)

Income (loss) before provision for income taxes	(5,220)	93,285	(151,479)		(63,414)
Income tax provision (benefit)	(136,709)	32,201	(30,796	)(w)	(135,304)

Net income	$131,489	$61,084	$(120,683)		$71,890

Net income per share — basic	$0.35	$0.42			$0.18

Net income per share — diluted	$0.34	$0.41			$0.18

Shares used in per share calculation — basic	376,455	146,163			390,062

Shares used in per share calculation — diluted	396,445	150,219			410,052

(1)	The letters refer to a description of the adjustments in Note 2, “Pro Forma Adjustments,” of the Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Shares used in computing pro forma combined basic and diluted net income per share is the sum of Brocade shares and Foundry shares (Foundry shares are adjusted for the exchange ratio referred to below). Foundry’s shares are calculated by multiplying the number of outstanding shares of Foundry common stock by the exchange ratio of 0.0907 of a share of Brocade common stock to be issued in exchange for each share of Foundry common stock pursuant to the merger. Dilutive potential common shares have been included only if they have a dilutive effect on earnings per share. Due to the uncertainty of the terms on which any convertible debt issued by Brocade in connection with the financing of the merger may be convertible into shares of Brocade common stock, Brocade did not include any potential dilutive effect relating to such conversion in the shares used in the per share calculation.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

On July 21, 2008, Brocade, Foundry and Falcon Acquisition Sub, Inc. entered into a merger agreement, upon completion, under which Foundry will become a wholly-owned subsidiary of Brocade in a transaction to be accounted for using the purchase method. The total estimated purchase price of approximately $3.1 billion includes $2.7 billion in cash, common stock valued at $99.5 million, stock options, and restricted stock units assumed with a fair value of $285.7 million, and estimated direct transaction costs of $13.4 million.

The unaudited pro forma condensed combined financial statements assume the issuance of approximately 13.4 million shares of Brocade common stock based on an exchange ratio of 0.0907 of a share of Brocade common stock for each outstanding share of Foundry common stock as of August 20, 2008. The actual number of shares of Brocade common stock to be issued will be determined based on the actual number of shares of Foundry common stock outstanding upon the completion of the merger. The average market price per share of Brocade common stock of $7.57 is based on an average of the closing prices for a range of trading days (July 17, 2008 through July 23, 2008) around the announcement date (July 21, 2008) of the merger.

Under the terms of the merger agreement, certain outstanding Foundry stock options and restricted stock units to be identified by Brocade prior to the effective time of the merger will be cancelled as of the effective time of the merger and converted into the right to receive the cash equivalent of the per-share merger consideration (less applicable withholding taxes and, in the case of Foundry options, the applicable option exercise price). At the effective time of the merger, each other Foundry stock option that is outstanding and unexercised immediately prior to the effective time will be converted into an option to purchase Brocade common stock, to be effected by Brocade either assuming that stock option or replacing it with a reasonably equivalent option to purchase Brocade common stock based on an exchange ratio derived from the per-share merger consideration set forth in the merger agreement. Based on the number of Foundry stock options outstanding at June 30, 2008 and an estimated five-day average closing price of Brocade common stock of $7.28 based on the closing price on August 20, 2008, without taking into account the Foundry stock options that will be cancelled in connection with the merger, Brocade would convert options to purchase approximately 31.1 million shares of Foundry common stock into options to purchase approximately 81.8 million shares of Brocade common stock. The actual number of Brocade stock options into which Foundry common stock options will be converted will be determined based on the actual number of Foundry common stock options outstanding at the completion of the merger. The fair value of the outstanding options was determined using a Black-Scholes valuation model with the following weighted-average assumptions: volatility of 46.2%, risk-free interest rate of 3.1%, average expected life of 2.1 years and dividend yield of zero. In addition, at the effective time of the merger, Brocade will convert each other outstanding Foundry restricted stock unit into a Brocade restricted stock unit, to be effected by Brocade either assuming that restricted stock unit or replacing it with a reasonably equivalent restricted stock unit of Brocade based on the same exchange ratio referred to above. Based on the number of Foundry restricted stock units outstanding at June 30, 2008 and the estimated five days average closing price of Brocade common stock on August 20, 2008, and without taking into account the Foundry restricted stock units that will be cancelled in connection with the merger, Brocade would convert restricted stock units to purchase approximately 1.6 million shares of Foundry common stock into restricted stock units to purchase approximately 4.2 million shares of Brocade common stock. The actual number of Brocade restricted stock units into which Foundry restricted stock units will be converted will be determined based on the actual number of Foundry restricted stock units outstanding at the completion of the merger. In addition, each outstanding share of Foundry restricted common stock that is unvested and is subject to a risk of forfeiture, a repurchase option or other condition pursuant to an applicable restricted stock purchase agreement or other agreement with Foundry will be exchanged for the same per-share merger consideration as other shares of Foundry common stock. However, unless otherwise provided under an applicable stock purchase agreement or other agreement with Foundry, the cash and shares of Brocade common stock to be received in exchange for such shares of Foundry restricted common stock will remain unvested and continue to be subject to the same repurchase option, risk of forfeiture or other conditions. It is anticipated that such cash and shares of Brocade common stock will be held by Brocade until the repurchase option, risk of forfeiture or other condition lapses or otherwise terminates.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary as the proposed merger has not yet been completed. The actual purchase price will be based on the Brocade shares of common stock issued to Foundry stockholders, the options to purchase Foundry common stock assumed by Brocade, and the restricted common stock exchanged on the completion date of the merger. The final allocation of the purchase price will be based on Foundry’s assets and liabilities on the date the merger is completed.

The preliminary estimated total purchase price is as follows (in thousands):

Cash	$2,680,100
Value of Brocade common stock issued	99,500
Estimated fair value of options assumed and restricted common stock and units exchanged	285,700
Direct transaction costs	13,400

Total preliminary estimated purchase price	$3,078,700

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to Foundry’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. The preliminary estimated purchase price has been allocated based on preliminary estimates that are described in the introduction to these unaudited pro forma condensed combined financial statements. The allocation of the preliminary purchase price, estimated useful lives and first year amortization associated with certain assets are as follows (in thousands):

		First Year	Estimated
	Amount	Amortization	Useful Life

Net tangible assets	$918,608	$—	N/A
Identifiable intangible assets:
Developed products technology	245,900	44,709	5 - 6 years
Customer contracts and relationships	237,700	47,540	5 years
In-process research and development	2,800	—	N/A
Order backlog	5,400	5,400	3 - 12 months
Operating lease contracts	5,000	2,500	2 years
Goodwill	1,663,292	—	N/A

Total preliminary estimated purchase price	$3,078,700	$100,149

A preliminary estimate of $918.6 million has been allocated to net tangible assets acquired and approximately $496.8 million has been allocated to amortizable and non-amortizable intangible assets acquired other than goodwill. The amortization related to the amortizable intangible assets is reflected as pro forma adjustments to the unaudited pro forma condensed combined statements of operations.

Identifiable intangible assets.  Acquired developed products technology include developed and core technology and patents. Developed technology relates to Foundry’s products across all of their product lines that have reached technological feasibility. Core technology and patents represent a combination of Foundry’s processes, patents and trade secrets developed through years of experience in design and development of their products. Brocade expects to amortize the fair value of the acquired product rights based on the pattern in which the economic benefits of the intangible asset will be consumed, which is assumed to be by straight line depreciation.

Customer contracts and relationships represent existing contracts that relate primarily to underlying customer relationships. Brocade expects to amortize the fair value of these assets based on the pattern in which the economic benefits of the intangible asset will be consumed.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

Goodwill.  Approximately $1,663.3 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” as amended, goodwill will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

2.	Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to reflect amounts related to Foundry’s net tangible and intangible assets at an amount equal to the preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets and stock-based compensation, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets, and to reflect the income tax effect related to the pro forma adjustments.

There were no significant intercompany balances and transactions between Brocade and Foundry as of the dates and for the periods of these pro forma condensed combined financial statements.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Brocade and Foundry filed consolidated income tax returns during the periods presented.

The unaudited pro forma condensed combined financial statements do not include liabilities that may result from integration activities which are not presently estimable. Management of Brocade and Foundry are in the process of making these assessments and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance costs for Foundry employees, costs of vacating some facilities of Foundry, or other costs associated with exiting activities of Foundry that would affect the pro forma financial statements. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill.

Brocade has not identified any pre-merger contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a) To eliminate Foundry’s equity;

(b) To eliminate Foundry’s historical intangible assets;

(c) To record the fair value of Brocade shares exchanged in the merger;

(d) To record the fair value of Foundry common stock options assumed and of restricted common stock units exchanged;

(e) To record the fair value of Foundry’s identifiable intangible assets;

(f) To accrue the direct costs associated with the merger transaction and reverse prepaid direct costs;

(g) To record the value of the new term and convertible debt obtained to finance the acquisition;

(h) To record goodwill;

(i) To adjust inventory to its fair value;

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

(j) To adjust accounts receivables for products and support revenue with acceptance clauses, future upgrades, etc.;

(k) To record cash tendered for the purchase consideration;

(l) To record pro forma tax adjustment;

(m) To record fees associated with issuance of new debt;

(n) To adjust deferred revenue to the fair value of the legal performance obligations under Foundry’s existing contracts;

(o) To eliminate McDATA historical amortization of intangible assets;

(p) To amortize acquired McDATA product rights based upon the pattern in which the economic benefits of the intangible assets will be consumed for the three months ended October 31, 2006;

(q) To amortize other McDATA intangible assets based upon the pattern in which the economic benefits of the intangible assets will be consumed for the three months ended October 31, 2006;

(r) To eliminate Foundry’s historical amortization of patent cross-license agreements;

(s) To eliminate Foundry’s historical amortization of purchased intangible assets;

(t) To amortize acquired Foundry product rights based upon the pattern in which the economic benefits of the intangible assets will be consumed;

(u) To amortize Foundry intangible assets based upon the pattern in which the economic benefits of the intangible assets will be consumed;

(v) To record interest expense including amortization of direct costs for new Brocade debt to be incurred in connection with the merger; adjustments for new debt are calculated assuming a fully drawn facility of $1.6 billion and weighted average interest rate of 6.2%; direct costs are amortized over a seven-year period;

(w) To record tax adjustment to pro forma income statements; and

(x) To record the effect of the write off of in process research and development.

3.	Pro Forma Net Income (Loss) Per Share

Shares used in computing pro forma combined basic and diluted net income per share is the sum of Brocade shares, Foundry shares (Foundry shares are adjusted for the exchange ratios referred to below) and McDATA shares (where applicable). Foundry’s shares are calculated by multiplying each share of Foundry common stock by the exchange ratio of 0.0907 of a share of Brocade common stock for each share of Foundry common stock. McDATA’s shares are calculated by multiplying each share of McData common stock by the exchange ratio of 0.75 of a share of Brocade common stock for each share of McDATA common stock. McDATA shares are included for the three months ended October 31, 2006. Dilutive potential common shares have been included only if they have a dilutive effect on earnings per share. Due to the uncertainty of the terms on which any convertible debt issued by Brocade in connection with the financing of the merger may be convertible into shares of Brocade common stock, Brocade did not include any potential dilutive effect relating to such conversion in the shares used in the per share calculation.

COMPARISON OF STOCKHOLDER RIGHTS

The following is a description of the material differences between the rights of holders of Brocade common stock and the rights of holders of Foundry common stock. The description of Foundry’s common stock includes descriptions of the rights of Foundry’s common stock where appropriate. While we believe that this description covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the certificates of incorporation and bylaws of Brocade and Foundry and it is qualified in its entirety by applicable Delaware law as well as by Brocade’s and Foundry’s respective certificates of incorporation and bylaws, each as amended. You should carefully read this entire proxy statement/prospectus and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Brocade and being a stockholder of Foundry. Brocade and Foundry have filed with the SEC their respective certificates of incorporation and bylaws and will send copies of these documents to you upon your request. See the section entitled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus.

Brocade and Foundry are Delaware corporations. The rights of each company’s stockholders are generally governed by the law of the State of Delaware, and each company’s certificate of incorporation and bylaws, as amended. Upon completion of the merger, stockholders of Foundry will be entitled to become stockholders of Brocade and the Brocade certificate of incorporation and bylaws will govern the rights of former Foundry stockholders. No changes to the Brocade certificate of incorporation or bylaws will be adopted in connection with the merger. You should carefully read this entire proxy statement/prospectus and the other documents we refer to in this proxy statement/prospectus for a more complete understanding of the differences between the rights of Foundry stockholders and Brocade stockholders. Foundry and Brocade have filed with the SEC their respective certificates of incorporation and bylaws, and will send copies of these documents to you upon your request. See the section entitled “Where You Can Find More Information” beginning on page 143 of this proxy statement/prospectus.

If your shares are held by a broker, bank or other nominee in “street name” rather than directly by you as a person whose name is entered on the share register of either Brocade or Foundry, you must rely on procedures established by that broker, bank or other nominee in order to assert your rights as a stockholder against either Brocade or Foundry, as applicable.

The summary contained in the following chart is qualified by reference to Delaware law, Foundry’s amended and restated certificate of incorporation, Foundry’s bylaws, Brocade’s amended and restated certificate of incorporation and Brocade’s bylaws.

	Foundry Stockholder Rights	Brocade Stockholder Rights

Authorized Capital Stock	• Foundry’s authorized capital stock consists of 305,000,000 shares of capital stock, consisting of:	• Brocade’s authorized capital stock consists of 805,000,000 shares of capital stock, consisting of
	• 300,000,000 shares of common stock, par value $.0001 per share, and	• 800,000,000 shares of common stock, par value $0.001 per share, and
	• 5,000,000 shares of preferred stock, par value $.0001 per share,	• 5,000,000 shares of preferred stock, par value $0.001 per share.
Stock Listing	Foundry’s common stock is listed on the NASDAQ Global Select Market.	Brocade’s common stock is listed on the NASDAQ Global Select Market.
Voting Rights	Each share of Foundry’s common stock entitles its holder to one vote on all matters on which common stockholders are entitled to vote.	Each share of Brocade’s common stock entitles its holder to one vote on all matters on which common stockholders are entitled to vote.
Cumulative Voting	Foundry’s certificate of incorporation does not provide for cumulative voting. Accordingly, holders of Foundry common stock have no cumulative voting rights in connection with the election of directors.	Brocade’s certificate of incorporation does not provide for cumulative voting. Accordingly, holders of Brocade common stock have no cumulative voting rights in connection with the election of directors.

	Foundry Stockholder Rights	Brocade Stockholder Rights

Conversion Rights	Foundry common stock is not subject to any conversion rights.	Brocade common stock is not subject to any conversion rights.
Preemptive Rights	Foundry’s certificate of incorporation does not grant any preemptive rights.	Brocade’s certificate of incorporation does not grant any preemptive rights.
Dividends	Foundry’s bylaws provide that its board of directors, subject to any restrictions contained in the General Corporation Law of Delaware, or its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of Foundry’s capital stock.	Brocade’s bylaws provide that its board of directors, subject to any restrictions contained in the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock pursuant to the General Corporation Law of the State of Delaware. Dividends may be paid in cash, in property, or in shares of Brocade’s capital stock.
	Foundry’s board of directors may set apart out of any of Foundry’s funds available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of Foundry, and meeting contingencies.	Brocade’s board of directors may set apart out of any of Brocade’s funds available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of Brocade, and meeting contingencies.
Stockholder Proposals	Pursuant to Foundry’s bylaws, for business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely written notice to Foundry’s Secretary delivered to or mailed and received at Foundry’s principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days prior to or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. A stockholder’s notice must set forth:

	• as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in	Brocade’s bylaws provide that any stockholder who intends to bring a matter before a stockholders’ meeting must deliver written notice of his or her intent to do so to Brocade’s Secretary. For nominations or other business to be properly brought before an annual or special meeting, the Secretary must receive the notice at the principal executive offices of the Corporation not later than the close of business on the 45th day and not earlier than the close of business on the 75th day prior to the anniversary of the mailing of the Corporation’s proxy statement with respect to the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of (i) the 60th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such

Foundry Stockholder Rights	Brocade Stockholder Rights

solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;	meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

•     as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made; and •   as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address of such stockholder, as they appear on Foundry’s books, and of such beneficial owner, and the class and number of shares of Foundry which are owned beneficially and of record by such stockholder and such beneficial owner.

The chairman of the meeting may refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure.

To be in proper form a stockholder’s notice must include: •     the name and address of the stockholder who intends to make the nominations, propose the business, and, as the case may be, the name and address of the person or persons to be nominated or a brief description of the business to be proposed and the reasons for conducting such business at the annual meeting; •   a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to introduce the business specified in the notice;
• any material interest of the stockholder in such business, including, in the case of a director nominee, a description of all arrangements or understandings between the stockholder and such nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; and

•     any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or the 1934 Act, in the stockholder’s capacity as a proponent of a stockholder proposal or, in the case of any person the stockholder intends to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A (including such person’s written consent to being named in the proxy

	Foundry Stockholder Rights	Brocade Stockholder Rights

statement as a nominee and to serving as a director if elected).
The chairman of the meeting may refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure.
Advance Notice of Stockholder Meetings	Foundry’s bylaws provide that written notice of any stockholders’ meeting must be sent or otherwise given to each stockholder entitled to vote not less than 10, nor more than 60, days before the date of the meeting.	Brocade’s bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder entitled to vote not less than 10, nor more than 60, days before the date of the meeting. The notice shall specify the place, date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.
Calling Special Meetings of Stockholders	Foundry’s bylaws provide that special meetings of the stockholders may be called at any time by:	Brocade’s bylaws provide that special meetings of the stockholders may be called, for any purpose or purposes, by:
	• the board of directors	• the board of directors;
	• the Chairman of the board of directors; or	• the Chairman of the board of directors;
	• the President.	• the President, or
• the Chief Executive Officer.
If a special meeting is called by any person other than the board of directors, the request shall be in writing, specifying the place, date and hour of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the board of directors, the President, any Vice President, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice.
Stockholder Quorum	Foundry’s bylaws provide that the presence of holders of a majority of the stock issued and outstanding and entitled to vote thereat, in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by its certificate of incorporation.	Brocade’s bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by its certificate of incorporation.

	Foundry Stockholder Rights	Brocade Stockholder Rights

The vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provisions of the statutes, the certificate of incorporation, these bylaws or applicable stock exchange or 1934 Act rules, a different vote is required, in which case such express provision shall govern and control the decision of the question.
Board Quorum	Foundry’s bylaws provide that at all meetings of the board of directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as otherwise specifically provided by statute or by its certificate of incorporation.	Brocade’s bylaws provide that at all meetings of the board of directors, a majority of the total number of directors then in office (but not less than 1/3 of the total authorized number of directors) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation.
Number of Directors	Foundry’s certificate of incorporation provides that the number of directors which constitute the whole board of directors shall be fixed from time to time by a bylaw or amendment thereof duly adopted by the board of directors.	Brocade’s certificate of incorporation provides that the number of directors which constitute the whole board of directors shall be designated in Brocade’s bylaws.
Foundry’s bylaws provide that the number of directors constituting the entire board of directors shall be six (6).

Brocade’s bylaws provide that the authorized number of directors shall be eight (8). No reduction of the authorized number of directors shall have the effect of removing any incumbent director before that director’s term of office expires.
Classification of Board of Directors	Foundry’s certificate of incorporation and bylaws do not classify its board of directors into any separate classes.	Brocade’s certificate of incorporation and bylaws classify its board of directors into three separate classes with staggered three-year terms. The directors shall be assigned to each class in accordance with a resolution or resolutions adopted by Brocade’s board of directors.
Removal of Directors	Foundry’s bylaws provide that, unless otherwise restricted by statute, by its certificate of incorporation or by its bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a	Brocade’s certificate of incorporation provides that any director or the entire board of directors may be removed from office at any time:

• with cause by the affirmative of the holders of at least a majority of the

	Foundry Stockholder Rights	Brocade Stockholder Rights

majority of the shares then entitled to vote at an election of directors; provided, however, that if the stockholders of Foundry are entitled to cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors.	voting power of all of the then- outstanding shares of the voting stock of Brocade, or

•     without cause by the affirmative of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock of Brocade.

Brocade’s bylaws provide that unless otherwise restricted by statute, by its certificate of incorporation or by its bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.
Filling of Board Vacancies	Foundry’s bylaws provide that any vacancy on its board of directors shall be filled as follows:	Brocade’s certificate of incorporation and bylaws provide that any vacancy on its board shall be filled by either:

•     In the event one or more directors resign and the resignation is effective at a future date, a majority of directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations become effective, and each director so chosen shall hold office as provided in Foundry’s bylaws in the filling of other vacancies.

•   A vacancy created by the removal of a director, by the vote of the stockholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute a majority of the quorum). Each director so elected shall hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified.

• Unless otherwise provided in Foundry’s certificate of incorporation or its bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote

•     the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of voting stock of Brocade entitle to vote generally in the election of directors voting together as a single class; or

•   by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors.

Newly created directorships resulting from any increase in the number of directors shall, unless the Brocade board of directors determines by resolution that any such newly created directorship shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified.

	Foundry Stockholder Rights	Brocade Stockholder Rights

as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

• Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of Foundry’s certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.
Stockholder Action by Written Consent	Foundry’s bylaws do not permit Foundry’s stockholders to take action by written consent without a meeting and require stockholders to take any such actions only at a duly called annual or special meeting.	Brocade’s bylaws provide that the stockholders of Brocade may not take action by written consent without a meeting but must take any such actions at a duly called annual or special meeting.
Amendment of Certificate of Incorporation	Foundry has reserved the right to amend, alter, change or repeal any provision contained in its certificate of incorporation in the manner now or hereafter prescribed in its certificate of incorporation, its bylaws or the General Corporation Law of the State of Delaware, and all rights conferred upon stockholders are granted subject to such reservation.	Brocade has reserved the right to amend, alter, change or repeal any provision contained in its certificate of incorporation in the manner now or hereafter prescribed by statute, except at provided in Article VIII of the certificate, and all rights conferred upon the stockholders are granted subject to this right.

Foundry’s certificate of incorporation and bylaws do not contain any such prescribed procedures, therefore, amendment of the Foundry certificate of incorporation requires the vote a majority of the outstanding shares of Foundry’s common stock.

Notwithstanding the above paragraph, the certificate or any preferred stock designation, Article VIII of the certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of the voting stock, voting together as a single class, shall be required to alter, amend or repeal Article VII (Management of Business and Board of Directors) and Article VIII (Required Vote to Amend Article VII and Article VIII).
Amendment of Bylaws	Foundry’s bylaws provide that Foundry’s bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that Foundry may, in its certificate of incorporation, confer the power to adopt, amend, or repeal bylaws upon the directors. The	Brocade’s bylaws provide that the original or other bylaws of Brocade may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that Brocade may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws

	Foundry Stockholder Rights	Brocade Stockholder Rights

	fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.	upon the board of directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.
Foundry’s certificate of incorporation authorizes the Foundry board of directors to make, alter or repeal its bylaws.

Brocade’s certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of the voting stock, voting together as a single class, shall be required to adopt, amend or repeal sections 2.2 (Annual Meeting) and 2.3 (Special Meeting) of Brocade’s bylaws.
Appraisal Rights	Under Delaware law, if Foundry is a party to a merger, under certain circumstances, a Foundry stockholder may be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. No appraisal rights are available to holders of shares of any class of stock which is either: (i) listed on a national securities exchange or (ii) held by more than 2,000 stockholders of record, with respect to a merger or consolidation if the terms of the merger or consolidation do not require the stockholders to receive consideration other than shares of the surviving corporation or shares of any other corporation that are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares. See the section entitled “Proposal No. 1 — The Merger — Appraisal Rights.”	Under Delaware law, if Brocade is a party to a merger, under certain circumstances, a Brocade stockholder may be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. No appraisal rights are available to holders of shares of any class of stock which is either: (i) listed on a national securities exchange or (ii) held by more than 2,000 stockholders of record, with respect to a merger or consolidation if the terms of the merger or consolidation do not require the stockholders to receive consideration other than shares of the surviving corporation or shares of any other corporation that are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares.
Limitation of Personal Liability of Directors; Indemnification	Foundry’s certificate of incorporation provides that a director will not be personally liable to Foundry or Foundry’s stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the General Corporation Law of the State of Delaware. See also the section entitled “Indemnification of Officers and Directors” below.	Brocade’s certificate of incorporation and bylaws provide that a director of Brocade shall be indemnified by Brocade or its stockholders to the fullest extent permitted by Delaware General Corporation Law for monetary damages for breach of fiduciary duty as a director. See also the section entitled “Indemnification of Officers and Directors” below.

Indemnification of Officers and Directors

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against liability under Section 145.

Brocade Indemnification

Certificate of Incorporation

Brocade’s certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, as amended, a director of Brocade shall be indemnified by Brocade or its stockholders for monetary damages for breach of fiduciary duty as a director.

Brocade’s certificate of incorporation provides that Brocade shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of Brocade or any predecessor of Brocade or serves or served at any other enterprise as a director, officer or employee at the request of Brocade or any predecessor to Brocade.

Neither any amendment nor repeal of Brocade’s indemnification articles in its certificate of incorporation, shall eliminate or reduce the effect of the above described indemnification, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for these indemnification articles, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Bylaws

Brocade’s bylaws provide that it shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or agent of Brocade), or is or was serving at the request of Brocade as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Brocade, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of Brocade, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Brocade’s bylaws also provide that it shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Brocade to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of Brocade, or is or was serving at the request of Brocade as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in manner he reasonably believed to be in or not opposed to the best interests of Brocade and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Brocade unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of Brocade has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under the preceding paragraphs (unless ordered by a court) shall be made by Brocade only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in the preceding paragraphs. Such determination shall be made (1) by Brocade’s board of directors or executive committee by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) or if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by Brocade in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he/she is not entitled to be indemnified by Brocade as authorized in its bylaws.

Foundry Indemnification

Certificate of Incorporation

Foundry’s certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, as amended, a director of Foundry shall not be personally liable to Foundry or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the forgoing article in Foundry’s certificate of incorporation shall not adversely affect any right or protection of a director of Foundry with respect to any acts or omissions of such director occurring prior to such repeal or modification.

Foundry’s certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, Foundry is authorized to provide indemnification of, and advancement of expenses to, such agents, including any persons permitted to be indemnified by Foundry pursuant to the Delaware General Corporation Law, through bylaw provisions, agreements with such agents and other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the Delaware General Corporation Law, subject only to limits created by the Delaware General Corporation Law, with respect to actions for breach of duty to a corporation, its stockholders, and others. Any repeal or modification of the foregoing article in Foundry’s certificate of incorporation shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of Foundry with respect to any acts or omissions of such director, officer, or agent occurring prior to such repeal or modification.

Bylaws

Foundry’s bylaws provide that it shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Foundry. For purposes of providing such indemnification, a “director” or “officer” of Foundry includes any person (a) who is or was a director or officer of Foundry, (b) who is or was serving at the request of Foundry as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of Foundry or of another enterprise at the request of such predecessor corporation.

Foundry’s bylaws also provide that it shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Foundry. For purposes of providing such indemnification, an “employee” or “agent” of Foundry (other than a director or officer) includes any person (a) who is or was an employee or agent of Foundry, (b) who is or was serving at the request of Foundry as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of Foundry or of another enterprise at the request of such predecessor corporation.

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to the preceding paragraphs following authorization thereof by Foundry’s board of directors shall be paid by Foundry in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized by Foundry’s bylaws.

The indemnification provided pursuant to the preceding paragraphs is not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in Foundry’s certificate of incorporation.

Foundry’s bylaws further provide that it may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Foundry, or is or was serving at the request of Foundry as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not Foundry would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

No indemnification or advance shall be made pursuant to the preceding paragraphs except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears: (a) that it would be inconsistent with a provision of Foundry’s certificate of incorporation or bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or (b) that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

Indemnification under the Merger Agreement

The merger agreement provides that all rights to exculpation, indemnification and advancement of expenses existing as of the date of the merger agreement in favor of the current or former directors or officers of Foundry or its subsidiaries as provided in their charter documents or in any indemnification agreement between any such person and Foundry or any of its subsidiaries will survive the merger and continue in full force and effect, but only to the extent such rights to exculpation, indemnification and advancement of expenses are available under and are consistent with Delaware law. The merger agreement further provides that for a period of six years from the effective time of the merger (or until such time as any action or claim that is pending or asserted during such six-year period is resolved), Brocade will cause Foundry, as the surviving corporation in the merger, to maintain in effect the exculpation, indemnification and advancement of expenses provisions contained in Foundry’s charter documents as in effect as of the date of the merger agreement or in any indemnification agreement with any current or former director or officer of Foundry or any of its subsidiaries, and will not amend, repeal or otherwise modify them in any manner that would adversely affect the rights of any such persons thereunder.

The merger agreement further provides that Brocade will cause Foundry, as the surviving corporation in the merger, to indemnify, defend and hold harmless each current or former director or officer of Foundry or any of its subsidiaries against any costs or expenses (including the advancement of expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim or action arising out of, relating to or in connection with any action or omission of any such person occurring or alleged to have occurred prior to the effective time of the merger in connection with such person serving as officer or director of Foundry or any of its subsidiaries. However, such indemnification will only be provided if and to the same extent such persons are entitled as of the date of the merger agreement to be indemnified by (or have the right to advancement of expenses from) Foundry or any of its subsidiaries pursuant to its respective charter documents or under existing indemnification agreements between such persons and Foundry or any of its subsidiaries.

The merger agreement provides that, prior to the effective time of the merger, Foundry will purchase a six-year “tail” policy to extend Foundry’s existing director and officer insurance for an amount not to exceed 300% of the annual premium paid by Foundry in 2007 for such existing insurance coverage (or, if such “tail” policy is not available for less than such amount, Foundry will purchase as much coverage as is available for such amount). Brocade has agreed to cause the “tail” policy to be maintained in full force and effect for its full term, and to cause Foundry to honor all obligations thereunder. In the event that any of the carriers issuing or reinsuring the “tail” policy become unable to satisfy its financial obligations thereunder at any time during the aforementioned six-year period, Brocade has agreed to replace the “tail” policy with another prepaid “tail” policy providing substantially equivalent benefits and coverage levels as the original “tail” policy, with a term extending for the remainder of such six-year period. However, to obtain any new “tail” policy, Brocade will not be obligated to pay any amount that, when added to the premium paid by Foundry for the original “tail” policy and any premiums paid by Brocade for any other new “tail” policies, exceeds 300% of the annual premium paid by Foundry in 2007 for its existing insurance coverage.

The merger agreement provides that Brocade will guaranty and stand surety for, and will cause Foundry and its subsidiaries to honor each of the above covenants and will pay all expenses incurred by any current or former director or officer of Foundry or any of its subsidiaries to enforce the above covenants.

Anti-takeover Statute

A corporation can elect not to be governed by Section 203 of the General Corporation Law of the State of Delaware, which generally protects publicly-traded Delaware corporations from hostile takeovers, and from actions following such takeover. However, Brocade and Foundry have not made this election and each is therefore governed by Section 203 of the Delaware General Corporation Law.

The Delaware business combination statute provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, the person is designated an interested stockholder and the corporation may not engage in certain business combinations with such person for a period of three years. However, an otherwise prohibited business combination may be permitted if one of three conditions is satisfied. First, if before the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, then the business combination is permitted. Second, a business combination is permitted if the tender offer or other transaction pursuant to which the person acquires 15% stock ownership is attractive enough such that the interested stockholder is able to acquire ownership in the same transaction of at least 85% of the outstanding voting stock (excluding for purposes of determining the number of shares outstanding those shares owned by directors who are also officers and those shares owned by certain employee stock ownership plans). Finally, the business combination is permissible if approved by the board of directors and authorized at an annual or special meeting of stockholders (action by written consent is not permitted) by the affirmative vote of at least two-thirds of the outstanding voting shares held by disinterested stockholders.

The “business combinations” prohibited under Delaware law include any of the following: any merger or consolidation with the interested stockholder; any sale, transfer or other disposition of assets to the interested stockholder if the assets have a market value equal to or greater than 10% of the aggregate market value of all of the corporation’s assets; any transfer of stock of the corporation to the interested stockholder, except for transfers in a conversion or exchange or a pro rata distribution; and any receipt by the interested stockholder of any loans, advances, guarantees, pledges, and other financial benefits, except in connection with a pro rata transfer. The Delaware statute does not apply to any business combination in which the corporation, with the support of a majority of those directors who were serving as directors before any person became an interested stockholder, proposes a merger, sale, lease, exchange or other disposition of at least 50% of its assets, or supports (or does not oppose) a tender offer for at least 50% of its voting stock. In such a case, all interested stockholders are not required to comply with the three year prohibition and may compete with the corporation-sponsored transaction.

The Foundry board of directors has approved the merger and the voting agreements, thereby making Section 203 inapplicable to the pending merger.

LEGAL MATTERS

The validity of the shares of Brocade common stock offered by this proxy statement/prospectus and certain federal income tax consequences of the merger will be passed upon for Brocade by Cooley Godward Kronish LLP Palo Alto, California.

EXPERTS

The consolidated financial statements of Brocade Communications Systems, Inc. and subsidiaries as of October 27, 2007 and October 28, 2006 and for each of the years in the three-year period ended October 27, 2007, and related financial statement schedule, are incorporated by reference herein in reliance on the report of KPMG LLP, independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Foundry Networks, Inc. appearing in Foundry Network, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007, including the schedule appearing therein, and the effectiveness of Foundry Networks, Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

STOCKHOLDER PROPOSALS FOR FOUNDRY’S FISCAL YEAR 2009 ANNUAL MEETING

Foundry will hold an annual meeting in the year 2009 only if the merger agreement has been terminated. If the annual meeting is held, any proposal that a Foundry stockholder intends to present at the Foundry 2009 annual meeting of stockholders must have been delivered to the Foundry Secretary during the period that is between March 7, 2009 and April 6, 2009 in order to be included in the proxy statement and form of proxy relating to that meeting. A stockholder otherwise desiring to bring matters before an annual meeting of stockholders must, pursuant to Foundry’s bylaws, deliver timely notice in writing to the Foundry Secretary not less than 60 days nor more than 90 days prior to such annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days prior to or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made

Foundry’s bylaws provide that stockholder nominations for director or proposals of other business may be made in compliance with certain advance notice, informational and other applicable requirements as described under “Comparison of Stockholder Rights — Stockholder Proposals” beginning on page 130 of this proxy statement/prospectus. Such stockholder notices should be delivered to Foundry Networks, Inc., Attn: Corporate Secretary, 4980 Great America Parkway, Santa Clara, California 95054.

DOCUMENTS INCORPORATED BY REFERENCE

This proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this proxy statement/prospectus. You should rely only on the information contained in this proxy statement/prospectus and in the documents that Brocade and Foundry have incorporated by reference into this proxy statement/prospectus. No one has authorized anyone to provide you with information that is different from or in addition to the information contained in this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus.

The following documents, which were filed by Brocade with the SEC, are incorporated by reference into this proxy statement/prospectus, except to the extent of information which was furnished rather than filed by Brocade, all such furnished information specifically not being incorporated by reference herein:

•	Brocade’s Annual Report on Form 10-K filed December 21, 2007;

•	Brocade’s Current Report on Form 8-K filed on February 22, 2008;

•	Brocade’s Quarterly Report on Form 10-Q filed on February 29, 2008;

•	Brocade’s Current Report on Form 8-K filed on April 15, 2008;

•	Brocade’s Current Report on Form 8-K filed on May 23, 2008;

•	Brocade’s Current Report on Form 8-K filed on May 27, 2008;

•	Brocade’s Current Report on Form 8-K filed on June 2, 2008;

•	Brocade’s Quarterly Report on Form 10-Q filed on June 4, 2008;

•	Brocade’s Current Report on Form 8-K filed on July 24, 2008;

•	Brocade’s Current Report on Form 8-K filed on August 14, 2008;

•	Brocade’s Quarterly Report on Form 10-Q filed on August 22, 2008; and

•	the description of Brocade’s common stock contained in its Registration Statement on Form 8-A as filed on March 19, 1999 pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such descriptions.

The following documents, which were filed by Foundry with the SEC, are incorporated by reference into this proxy statement/prospectus, except to the extent of information which was furnished rather than filed by Foundry, all such furnished information specifically not being incorporated by reference herein:

•	Foundry’s Annual Report on Form 10-K filed February 26, 2008;

•	Foundry’s Quarterly Report on Form 10-Q filed on May 9, 2008;

•	Foundry’s Current Report on Form 8-K filed on June 11, 2008;

•	Foundry’s Current Report on Form 8-K filed on July 22, 2008;

•	Foundry’s Current Report on Form 8-K filed on July 23, 2008;

•	Foundry’s Current Report on Form 8-K filed on July 28, 2008;

•	Foundry’s Quarterly Report on Form 10-Q filed on August 5, 2008; and

•	Foundry’s Current Report on Form 8-K filed on August 6, 2008.

In addition, all documents filed by Brocade and Foundry pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this proxy statement/prospectus and on or before the date of the Foundry special meeting are deemed to be incorporated by reference into, and to be a part of, this proxy statement/prospectus from the date of filing of those documents.

Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Foundry has supplied all information contained or incorporated by reference in this proxy statement/prospectus about Foundry, and Brocade has supplied all information contained or incorporated by reference in this proxy statement/prospectus about Brocade.

WHERE YOU CAN FIND MORE INFORMATION

Brocade has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Brocade common stock to be issued to Foundry stockholders pursuant to the merger. This proxy statement/prospectus constitutes the prospectus of Brocade filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth below.

In addition, Brocade and Foundry file annual, quarterly and current reports, proxy and information statements and other information with the SEC under the Exchange Act. Copies of these reports, proxy statements and other information may be inspected and copied at the Public Reference Room maintained by the SEC at:

100 F Street, N.E.
Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a Website that contains reports, proxy statements and other information regarding each of us. The address of the SEC web site is http://www.sec.gov.

You may also obtain these documents by requesting them in writing or by telephone from the appropriate company at the following addresses:

Requests for documents relating to Brocade should be directed to:	Requests for documents relating to Foundry should be directed to:
Brocade Communications Systems, Inc. Investor Relations 1745 Technology Drive San Jose, California 95110 (408) 333-5767 investor-relations@brocade.com	Foundry Networks, Inc. Investor Relations 4980 Great America Parkway Santa Clara, CA 95054 (408) 207-1399 ir@foundrynet.com

Foundry stockholders should contact Foundry Investor Relations at the address or telephone number listed above with any questions about the merger.

Information on Brocade Web Site

Information on any Brocade Internet web site is not part of this document and you should not rely on that information in deciding whether to approve the share issuance.

Information on Foundry Web Site

Information on any Foundry Internet web site is not part of this document and you should not rely on that information in deciding whether to adopt the merger agreement, unless that information is also in this proxy statement/prospectus or in a document that is incorporated by reference in this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS PROXY STATEMENT/PROSPECTUS BY REFERENCE OR IN THE AFFAIRS OF FOUNDRY OR BROCADE SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO FOUNDRY AND ITS SUBSIDIARIES WAS PROVIDED BY FOUNDRY AND ITS SUBSIDIARIES AND THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO BROCADE AND ITS SUBSIDIARIES WAS PROVIDED BY BROCADE AND ITS SUBSIDIARIES, AS THE CASE MAY BE.

Annex A

AGREEMENT AND PLAN OF MERGER
among:
Brocade Communications Systems, Inc.,
a Delaware corporation;
Falcon Acquisition Sub, Inc.,
a Delaware corporation; and
Foundry Networks, Inc.,
a Delaware corporation

Dated as of July 21, 2008

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is made and entered into as of July 21, 2008, by and among: Brocade Communications Systems, Inc., a Delaware corporation (“Parent”); Falcon Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); and Foundry Systems, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.

B. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger.

C. In order to induce Parent to enter into this Agreement and cause the Merger to be consummated, a stockholder of the Company is executing a voting agreement in favor of Parent concurrently with the execution and delivery of this Agreement (the “Voting Agreement”).

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.  Description of Transaction

1.1  Merger of Merger Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2  Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3  Closing; Effective Time.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Cooley Godward Kronish llp, 3175 Hanover Street, Palo Alto, California, at 10:00 a.m. (California time) on the later of (a) the date that is ten business days after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than the conditions set forth in Sections 6.6(b) and 7.5, which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions) and (b) October 27, 2008 or such earlier date as Parent may designate in writing (the later of the date referred to in clause ‘‘(a)” of this sentence and the date referred to in clause “(b)” of this sentence being referred to as the “Designated Date”), or on such other date or at such other time or location as Parent and the Company may mutually designate in writing; provided, however, that if there exists an uncured Financing Failure on the Designated Date and such Financing Failure impedes the ability of Parent or Merger Sub to obtain the Debt Financing and consummate the Merger on the Designated Date, then (without limiting any right the Company may have to terminate this Agreement pursuant to Section 8.1(h) or, if applicable under the circumstances, Section 8.1(b)): (i) the Closing shall be postponed until the second business day after the date on which such Financing Failure is cured; (ii) the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall remain subject to the continued satisfaction or waiver, as of the time of the Closing, of each of the conditions set forth in Section 6; and (iii) the obligation of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall remain subject to the continued satisfaction or waiver, as of the time of the Closing, of each of the conditions set forth in Section 7. The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company in connection with the Closing and, concurrently with or as soon as practicable following the Closing, filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such certificate of merger with the written consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4  Certificate of Incorporation and Bylaws; Directors and Officers.  At the Effective Time, unless otherwise determined by Parent prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended to conform to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that (i) Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as follows: “The name of the corporation is Foundry Networks, Inc.” and (ii) the Certificate of Incorporation of the Surviving Corporation shall comply with the provisions of Section 5.5;

(b) the Bylaws of the Surviving Corporation shall be amended to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that (i) Article I of the Bylaws of the Surviving Corporation shall be amended to provide that the name of the Surviving Corporation shall be Foundry Networks, Inc. and (ii) the Bylaws of the Surviving Corporation shall comply with the provisions of Section 5.5; and

(c) the directors and officers of the Surviving Corporation shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

1.5  Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i) any shares of Company Common Stock held by the Company or any wholly-owned Subsidiary of the Company (or held in the Company’s treasury) immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock held by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” of this Section 1.5(a) and subject to Sections 1.5(b), 1.5(c), 1.5(d) and 1.8, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive: (A) 0.0907 of a share of Parent Common Stock (the “Exchange Ratio”); and (B) $18.50 in cash (the “Per Share Cash Amount”); and

(iv) each share of the common stock, $0.001 par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(b) If, during the period commencing on the date of this Agreement and ending at the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by the Company during such period, or a record date with respect to any such event shall occur during such period, then the Per Share Cash Amount and the Exchange Ratio shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action. If, during the period commencing on the date of this Agreement and ending at the Effective Time, the outstanding shares of Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by Parent during such period, or a record date with respect to any such event shall occur during such period, then the Exchange Ratio (but not the Per Share Cash Amount) shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action.

(c) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with the Company or under which the Company has any rights, then (except to the extent provided in any binding agreement between the Company and the holder thereof and except to the extent Parent otherwise elects): (i) the Merger Consideration delivered in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition; (ii) the certificates representing the shares of Parent Common Stock included in such Merger Consideration may accordingly be marked with appropriate legends and need not be delivered until such time as such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates; and (iii) the cash consideration included in such Merger Consideration need not be paid until such time as such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other Contract.

(d) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the NASDAQ Global Select Market on the date the Merger becomes effective.

1.6  Closing of the Company’s Transfer Books.  At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

1.7  Exchange of Certificates.

(a) On or prior to the Closing Date, Parent shall appoint Wells Fargo Shareowner Services or another institution reasonably satisfactory to the Company to act as exchange agent in the Merger (the “Exchange Agent”). Promptly after the Effective Time, Parent shall cause to be deposited with the Exchange Agent for the benefit of the holders of Company Common Stock: (i) subject to Sections 1.5(c) and 1.8, certificates representing the shares of Parent Common Stock issuable pursuant to Section 1.5; and (ii) subject to Sections 1.5(c) and 1.8, cash sufficient to make payments of the cash consideration payable pursuant to Section 1.5 (including payments to be made in lieu of fractional shares). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to the Persons who were record holders of Company Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for Merger Consideration. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) subject to Section 1.5(c), the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common

Stock and the cash consideration that such holder has the right to receive pursuant to the provisions of Section 1.5; and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 1.5. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in customary amount) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive pursuant to the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive: (i) on the date of such surrender, all such dividends and distributions having a payment date prior to the date of such surrender, without interest; and (ii) on the payment date thereof, all such dividends and distributions having a payment date after the date of such surrender, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the first anniversary of the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Merger Consideration and any dividends or distributions with respect to shares of Parent Common Stock included in the Merger Consideration.

(e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock or Company Equity Award such amounts as may be required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any Merger Consideration (or dividends or distributions with respect to shares of Parent Common Stock included in such Merger Consideration) delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.8  Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has made a proper demand for appraisal of such shares of Company Common Stock in accordance with Section 262 of the DGCL and who has otherwise complied with all applicable provisions of Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 1.5, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b) Subject to Section 1.5(c), if any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive Merger Consideration in accordance with Section 1.5, without interest thereon, upon surrender of the Company Stock Certificate formerly representing such shares.

(c) The Company shall give Parent: (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its written consent to such payment or settlement offer.

1.9  Further Action.  If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

Section 2.  Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this Section 2 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Disclosure Schedule corresponding to the particular Section or subsection in this Section 2 in which such representation and warranty appears; (b) any exception or disclosure explicitly cross-referenced in such part or subpart of the Disclosure Schedule by reference to another part or subpart of the Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the Disclosure Schedule to the extent it is readily apparent on the face, and from the wording, of such exception or disclosure that such exception or disclosure applies to such representation and warranty):

2.1  Due Organization; Subsidiaries; Etc.

(a) Each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept) and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of the Acquired Corporations is qualified to do business as a foreign corporation, and is in good standing (except for entities organized under the laws of any jurisdiction that does not recognize such concept), under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have or result in a Company Material Adverse Effect.

(c) Exhibit 21.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (filed with the SEC on February 26, 2008) (the “2007 10-K”) identifies each “significant subsidiary” (as such term is defined in Rule 1.20 of Regulation S-X promulgated by the SEC) of the Company and indicates its jurisdiction of organization. None of the Acquired Corporations owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Exhibit 21.1 of the 2007 10-K and in Part 2.1(c) of the Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity (other than investments or capital contributions to or among the Acquired Corporations).

2.2  Charter Documents.  The Company has Made Available to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents (collectively the “Charter Documents”) of the respective Acquired Corporations, each as currently in effect. The Company has Made Available to Parent accurate and complete copies of: (a) the charters of all committees of the Company’s board of directors; and (b) any code of conduct or similar policy adopted by any of the Acquired Corporations or by the board of directors, or any committee of the board of directors, of any of the Acquired Corporations. Neither the Company nor any of the other Acquired Corporations has violated any of its Charter Documents.

2.3  Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 300,000,000 shares of Company Common Stock, of which 144,904,648 shares have been issued and are outstanding as of July 18, 2008; and (ii) 5,000,000 shares of Company Preferred Stock, of which no shares have been issued or are outstanding. Except as set forth in Part 2.3(a)(i) of the Disclosure Schedule, the Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no shares of Company Common Stock held by any of the other Acquired Corporations. Except as set forth in Part 2.3(a)(ii) of the Disclosure Schedule: (A) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (B) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of any Acquired Corporation; and (C) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities.

(b) As of July 18, 2008: (i) 31,003,590 shares of Company Common Stock are subject to issuance pursuant to Company Options; (ii) 5,465,967 shares of Company Common Stock are reserved for future issuance pursuant to the Company ESPP; (iii) 2,231,000 shares of Company Common Stock are reserved for future issuance pursuant to Company Stock-Based Awards; and (iv) 13,830,646 shares of Company Common Stock are reserved for future issuance pursuant to equity awards not yet granted under the Company Equity Plans. The Company has Made Available to Parent a complete and accurate list that sets forth with respect to each Company Equity Award outstanding as of July 9, 2008 the following information: (A) the particular plan (if any) pursuant to which such Company Equity Award was granted; (B) the name of the holder of such Company Equity Award; (C) the number of shares of Company Common Stock subject to such Company Equity Award; (D) the per share exercise price (if any) of such Company Equity Award; (E) the date on which such Company Equity Award was granted; (F) the date on which such Company Equity Award expires; (G) if such Company Equity Award is a Company Option, whether such Company Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option; (H) if such Company Equity Award is a Company Stock-Based Award, whether such Company Stock-Based Award is a restricted stock unit or a restricted stock award; and (I) if such Company Equity Award is a Company Stock-Based Award in the form of restricted stock units, the dates on which shares of Company Common Stock are scheduled to be delivered, if different from the applicable vesting schedule. The Company has Made Available to Parent accurate and complete copies of all equity plans pursuant to which any outstanding Company Equity Awards were granted by the Company, and the forms of all stock option, restricted stock unit and restricted stock award agreements evidencing such Company Equity Awards. The exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option. All grants of Company Equity Awards were recorded on the Company’s financial statements (including, any related notes thereto) contained in the Company SEC Documents (as defined in Section 2.4(b)) in accordance with GAAP, and no such grants involved any “back dating” or similar practices with respect to the effective date of grant (whether intentionally or otherwise). There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any of the Acquired Corporations other than as set forth in Part 2.3(b) of the Disclosure Schedule.

(c) Except as set forth in Section 2.3(b), there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Corporations; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(d) All outstanding shares of Company Common Stock, Company Equity Awards, warrants and other securities of the Acquired Corporations have been issued and granted in compliance in all material respects with:

(i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in applicable Contracts.

(e) All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by the Company or a wholly-owned Subsidiary of the Company, free and clear of any Encumbrances.

(f) During the period commencing on July 18, 2008 and ending upon the execution and delivery of this Agreement, other than as a result of (i) the exercise of Company Options outstanding as of July 18, 2008 issued pursuant to the Company Equity Plans, (ii) the vesting of Company Stock-Based Awards outstanding as of July 18, 2008 issued pursuant to the Company Equity Plans, or (iii) repurchases from employees of the Company following termination of employment pursuant to the terms of the applicable pre-existing stock option agreements or restricted stock purchase agreements, there has been no change in (A) the outstanding capital stock of the Company, (B) the outstanding number of Company Options or Company Stock-Based Awards, or (C) the number of other outstanding options, warrants or other rights to purchase capital stock of the Company.

2.4  SEC Filings; Internal Controls and Procedures; Financial Statements.

(a) The Company has filed with the SEC all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents required to be filed by the Company with the SEC since January 1, 2005, and all amendments thereto (the “Company SEC Documents”). The Company has Made Available to Parent accurate and complete copies of each Company SEC Document (including each exhibit thereto) that is not publicly available through the SEC’s EDGAR database. None of the Company’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and the applicable rules and regulations of the SEC thereunder; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements required by: (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act); or (C) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents (collectively, the “Certifications”) are accurate and complete, and comply as to form and content with all applicable Legal Requirements. As used in this Agreement, the term “file” and variations thereof, when used in reference to the SEC, shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The Company maintains disclosure controls and procedures as such terms are defined in, and required by, Rule 13a-15 and 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that: (i) all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) all material information concerning the Acquired Corporations is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has Made Available to Parent accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures.

(c) The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended

December 31, 2007, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2007. To the Knowledge of the Company, since May 9, 2008, neither the Company nor any of its Subsidiaries nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Acquired Corporations; (B) any illegal act or fraud, whether or not material, that involves the Company’s management or other employees; or (C) any claim or allegation regarding any of the foregoing.

(d) The consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents (as amended prior to the date of this Agreement): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly presented, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments). No financial statements of any Person other than the Acquired Corporations are required by GAAP to be included in the consolidated financial statements of the Company. Since December 31, 2007, with respect to the financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents, there have been no significant deficiencies or material weaknesses identified in writing by the Company or the Company’s independent auditors (whether current or former) in the design or operation of internal controls of financial reporting utilized by the Company and its consolidated Subsidiaries.

(e) The Company’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of the Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder. All non-audit services performed by the Company’s auditors for the Acquired Corporations that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

(f) Part 2.4(f) of the Disclosure Schedule lists all securitization transactions, special purpose entities, unconsolidated subsidiaries, joint ventures, material minority interest investments and all other “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by any of the Acquired Corporations since January 1, 2005. None of the Acquired Corporations has any obligation or other commitment to become a party to any such “off-balance sheet arrangements” in the future.

(g) As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Documents.

(h) The Company is in compliance in all material respects with (i) the applicable rules and regulations of the NASDAQ Stock Market LLC, and (ii) the applicable listing requirements of the NASDAQ Global Select Market, and has not since January 1, 2005 received any notice asserting any non-compliance with the rules and regulations of the NASDAQ Stock Market LLC, the listing requirements of the NASDAQ Global Select Market.

2.5  Absence of Changes.  Since the date of the Unaudited Interim Balance Sheet (and, for the sole purpose of determining the accuracy of this representation as of the Closing Date under Section 6.1(a), subject to the actions permitted to be taken following the date of this Agreement pursuant to Section 4.2(b)(xvii) or Part 4.2 of the Disclosure Schedule):

(a) there has not been any Company Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of any of the Acquired Corporations (whether or not covered by insurance);

(c) none of the Acquired Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities, other than repurchases from employees of the Company following termination of employment pursuant to the terms of applicable pre-existing restricted stock purchase agreements and other than repurchases under the Company’s open market share repurchase plan;

(d) none of the Acquired Corporations has sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Company Common Stock issued upon the valid exercise or vesting of outstanding Company Equity Awards); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Company Equity Awards identified in the list of Company Equity Awards as of July 9, 2008 referred to in Section 2.3(b)); or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(e) except in the ordinary course of business and consistent with past practices, none of the Acquired Corporations has: (i) entered into, become bound by or permitted any of the assets owned or used by it to become bound by any Company Contract that constitutes a Material Contract (as defined in Section 2.10); or (ii) amended or terminated, waived or exercised any material right or remedy under, any Company Contract that constitutes a Material Contract;

(f) none of the Acquired Corporations has: (i) acquired, leased or licensed any material right or other material asset from any other Person; (ii) sold or otherwise disposed of, or leased or licensed, any material right or other material asset to any other Person; or (iii) waived or relinquished any right, except for rights or other assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices;

(g) none of the Acquired Corporations has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness that, when added to all other accounts receivable or indebtedness written of as uncollectible, or with respect to which an extraordinary reserve was established, by any of the Acquired Corporations during a particular fiscal quarter, exceeds $350,000 in the aggregate in such fiscal quarter;

(h) none of the Acquired Corporations has: (i) made any pledge of any of its material assets; or (ii) otherwise permitted any of its material assets to become subject to any Encumbrance, other than in the ordinary course of business and consistent with past practices;

(i) none of the Acquired Corporations has: (i) lent money to any Person; or (ii) incurred or guaranteed any indebtedness (other than indebtedness for reimbursement of expenses made in the ordinary course of business);

(j) none of the Acquired Corporations has: (i) adopted, established or entered into any material Company Employee Plan; (ii) caused or permitted any Company Employee Plan to be amended in any material respect; or (iii) materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to any of its directors, officers or other employees;

(k) none of the Acquired Corporations has changed any of its methods of accounting or accounting practices in any material respect, except as required by GAAP;

(l) none of the Acquired Corporations has made any material Tax election;

(m) none of the Acquired Corporations has commenced, been served with, received a written notice or, to the Knowledge of the Company, any other overt communication with respect to or settled any Legal Proceeding to which it is or was a party, and no event, change or circumstance with respect to any Legal Proceeding has occurred or arisen that requires accrual of liability pursuant to GAAP; and

(n) none of the Acquired Corporations has agreed or committed to take any of the actions referred to in clauses “(c)” through “(m)” above.

2.6  Title to Assets.  The Acquired Corporations own, and have good and valid title to, all material assets purported to be owned by them, including: (a) all material assets reflected on the Unaudited Interim Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Unaudited Interim Balance Sheet); and (b) all other material assets reflected in the books and records of the Acquired Corporations as being owned by the Acquired Corporations. All of said assets are owned by the Acquired Corporations free and clear of any Encumbrances, except for: (i) any Encumbrance for current taxes not yet due and payable; (ii) Encumbrances that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations; and (iii) liens described in Part 2.6 of the Disclosure Schedule. The Acquired Corporations are the lessees of, and hold valid leasehold interests in, all material assets purported to have been leased by them, including (A) all material assets reflected as leased on the Unaudited Interim Balance Sheet, and (B) all other material assets reflected in the books and records of the Acquired Corporations as being leased by the Acquired Corporations (except for leases that have expired by their terms).

2.7  Receivables; Customers; Inventories; Cash.

(a) All existing accounts receivable of the Acquired Corporations (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since March 31, 2008 and have not yet been collected): (i) represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the ordinary course of business; and (ii) are current, except where the failure to do so or to be so would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Corporations.

(b) To the Knowledge of the Company, since December 31, 2007, no Acquired Corporation has received any written notice or other overt communication indicating that any customer who made payments to the Acquired Corporations in excess of 5% of the Acquired Corporations’ revenue in the Company’s fiscal year ended December 31, 2007 may cease dealing with any of the Acquired Corporations.

(c) The inventory of the Acquired Corporations reflected on the Unaudited Interim Balance Sheet was as of March 31, 2008, and the current inventory of the Acquired Corporations (the “Current Inventory”) is, in usable and saleable condition in the ordinary course of business, except where the failure to be so would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Corporations. The Current Inventory is reflected on the books of the Acquired Corporations at the lower of cost or fair market value and adequate reserves have been established by the Acquired Corporations for all Current Inventory that is excessive or obsolete, except where the failure to be so or to do so would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Corporations. The finished goods, work in progress, raw materials and other materials and supplies included in the Current Inventory are of a standard that is at least as high as the generally accepted standard prevailing in the industries in which the Acquired Corporations operate, except where the failure to be so would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Corporations.

(d) Except as set forth in 2.7(d) of the Disclosure Schedule, the cash equivalents and short-term investments of the Acquired Corporations are liquid and unimpaired. The Unaudited Interim Balance Sheet accurately reflects the fair market value of the cash equivalents and short-term investments of the Acquired Corporations as of March 31, 2008. Except as set forth in 2.7(d) of the Disclosure Schedule, none of the cash, cash equivalents or short-term investments of the Acquired Corporations is subject to any restriction or other Encumbrance.

2.8  Real Property; Equipment; Leasehold.

(a) None of the Acquired Corporations owns any real property. Part 2.8(a) of the Disclosure Schedule sets forth an accurate and complete list of each real property lease pursuant to which any of the Acquired Corporations leases real property from any other Person for rent payments in excess of $1,000,000 annually. (All real property leased to the Acquired Corporations pursuant to the real property leases identified or required to be identified in Part 2.8(a) of the Disclosure Schedule, including all buildings, structures, fixtures and other improvements leased to the Acquired Corporations, is referred to as the “Leased Real Property.”) There is no Legal Proceeding pending, and to the Knowledge of the Company no Legal Proceeding has been threatened in writing (or, with respect to the Company’s facility located at 4980 Great America Parkway, Santa Clara, CA, overtly threatened), that challenges or adversely affects, or would challenge or adversely affect, the continuation of the present use by the Acquired Corporations of any Leased Real Property. There are no subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any of the Leased Real Property to any Person other than the Acquired Corporations, and there is no Person in possession of or with a right to occupy any of the Leased Real Property other than the Acquired Corporations.

(b) Except as would not have a Company Material Adverse Effect, all material items of equipment and other material tangible assets owned by or leased to the Acquired Corporations (including the Company Real Property) are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the businesses of the Acquired Corporations in the manner in which such businesses are currently being conducted.

2.9  Intellectual Property.

(a) Part 2.9(a) of the Disclosure Schedule identifies:

(i) in Part 2.9(a)(i) of the Disclosure Schedule, each Contract (including any Contract entered into in settlement or avoidance of litigation) pursuant to which any material Intellectual Property Rights or material Intellectual Property is licensed or otherwise provided (but not assigned) to any Acquired Corporation and that is either: (1) bundled, included, licensed or distributed with any Company Product or Company Product Software or part of any Company Product or Company Product Software; or (2) used to manufacture, develop, support, maintain or test any Company Product or Company Product Software and is not generally available on standard terms; and

(ii) in Part 2.9(a)(ii) of the Disclosure Schedule, each Company Contract that constitutes a Material Contract and each patent license or cross-license pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any material Company IP (other than non-exclusive licenses for Company Products or Company Product Software granted to customers in the ordinary course of business).

(b) The Company has Made Available to Parent a complete and accurate copy of each standard form of the following Company Contracts: (i) any Contract or terms and conditions for the sale, lease, license or provisioning of any Company Product or Company Product Software (in connection with quotations, purchase orders, purchase order acknowledgments, invoices or otherwise); (ii) any purchase or supply Contract for the sale to any Acquired Corporation of any part or component of any Company Product; (iii) any reseller, sales representative or distribution Contract for the sale or distribution of any Company Product or Company Product Software; (iv) any Contract with any Company Associate containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; and (v) any consulting or independent contractor Contract containing any assignment or license of Intellectual Property or Intellectual Property Rights or pertaining to the design or development of any Company Product or Company Product Software.

(c) The Acquired Corporations exclusively own all right, title and interest to and in the material Company IP (other than: (i) Intellectual Property Rights or Intellectual Property licensed to the Company, as identified in Part 2.9(a)(i) of the Disclosure Schedule or licensed to the Company from a third party pursuant to Contracts that do not constitute Material Contracts; and (ii) Intellectual Property Rights or Intellectual Property licensed to the Company that is (A) generally available on standard terms or is licensed under an Open Source License, and (B) is not Company Product Software) free and clear of any Encumbrances (other than licenses granted pursuant to the Contracts listed in Part 2.9(a)(ii) or Part 2.9(b) of the Disclosure Schedule or referenced in Section 2.9(b)). Without limiting the generality of the foregoing:

(i) each Company Associate who is or was since January 2005 involved in the creation or development of any material Company IP, material Company Product or material Company Product Software has signed a valid and enforceable agreement containing (A) an assignment of Intellectual Property Rights to the Acquired Corporation for which such Company Associate is or was an employee or independent contractor and (B) confidentiality provisions protecting the Company IP; and

(ii) the Acquired Corporations own or otherwise have valid licenses to, and after the Closing the Surviving Corporation will continue to have, all material Intellectual Property Rights needed to conduct the business of the Acquired Corporations as currently conducted and currently planned by the Company to be conducted.

Without limiting the generality of the foregoing, to the Knowledge of the Company:

(i) no Company Associate has any claim, right (whether or not currently exercisable) or interest to or in any Company IP that has been developed for an Acquired Corporation (excluding, for example, any intellectual property licensed by an independent contractor or other Company Associated whether as part of a deliverable incorporated into a Company Product, Company Product Software or otherwise);

(ii) none of the Acquired Corporations is bound by, and no material Company IP is subject to, any settlement, Legal Proceeding, Order or judicial stipulation that limits or restricts, or would limit or restrict, in any material respect the ability of any Acquired Corporation to use, transfer, license, exploit, assert or enforce any material Company IP or that may adversely affect the validity of any material Company IP, material Company Product or material Company Software Product;

(iii) no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution were used, directly by an Acquired Corporation, to develop or create, in whole or in part, any Company IP, Company Product or Company Product Software (provided that the foregoing applies only to personnel and facilities that were, to the Knowledge of the Company, owned or employed by a Governmental Body, university, college, research institute or other educational institution at the time of such use);

(iv) each Acquired Corporation has taken reasonable steps to maintain the confidentiality of, and otherwise protect and enforce its rights in, all material proprietary information held by any of the Acquired Corporations, or purported to be held by any of the Acquired Corporations, as a trade secret;

(v) none of the Acquired Corporations has assigned or otherwise transferred ownership of, or granted an exclusive license to or agreed to grant an exclusive license to, or agreed to assign or otherwise transfer ownership of, any material Company IP to any other Person; and

(vi) none of the Acquired Corporations is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate any of the Acquired Corporations to: (A) grant or offer to any other Person any license or right to any material Company IP; or (B) ensure any material Company Product or material Company Product Software is compatible with or interoperates with a standard, product technology, operating system, or platform.

(d) Subject to the matters identified in Part 2.20(a) of the Disclosure Schedule, to the Knowledge of the Company, all material Company IP is valid, subsisting and enforceable, in that, to the Knowledge of the Company:

(i) each item of Company IP that is Registered IP is believed by the Company to be and to have been in compliance with all Legal Requirements, and all filings, payments and other actions required to be made or taken to maintain such item of Company IP in full force and effect have been made by the applicable deadline (or allowable extensions or grace periods thereof), and all documents and instruments necessary to perfect the rights of the appropriate Acquired Corporation in such item of material Company IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body;

(ii) no interference, opposition, reissue, reexamination or other interpartes Legal Proceeding of any nature (excluding, for avoidance of doubt, any examining attorney office action or any similar action by the United States Patent and Trademark Office or equivalent authority anywhere else in the world) is or has been pending or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any material Company IP is being, has been or would reasonably be expected to be contested or challenged; and

(iii) there is no basis for a claim that would reasonably be expected to result in a ruling, judgment or determination by any Governmental Body that any material Company IP that is owned by an Acquired

Corporation and material to the business of the Acquired Corporations as currently conducted and currently planned by the Company to be conducted is invalid or unenforceable.

(e) Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any other transaction contemplated by this Agreement will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, impose or declare: (i) a loss of, or Encumbrance on, any material Company IP; (ii) an obligation to make any payment or royalties or the loss or acceleration of any payment or royalties; (iii) a breach, modification, cancellation, termination or suspension of any Contract listed or required to be listed in Part 2.9(a)(i) of the Disclosure Schedule or any other Company Contract that constitutes a Material Contract relating to any material Company IP; (iv) the release, disclosure or delivery of any material Company IP by or to any escrow agent or other Person; (v) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or any license or other right with respect to any Intellectual Property Right or Intellectual Property owned or controlled by Parent or any of Parent’s Subsidiaries; or (vi) any restriction on pursuing any claim or enforcing any material Intellectual Property Right or any other material restriction, including any noncompetition restriction, on the operation or scope of the business of any Acquired Corporation or Parent, in each case except as would not result in a Company Material Adverse Effect. All Company IP that is owned or purported to be owned by any Acquired Corporation is and after the consummation of the Merger will be fully transferable, alienable and licensable without material restriction and without any material payment of any kind to any Person.

(f) To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any material Company IP.

(g) None of the Acquired Corporations and none of the Company Products or Company Product Software has ever infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right of any other Person.

(h) No infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing against: (i) any Acquired Corporation; or (ii) any Person that is, or has asserted or would reasonably be expected to assert that it is, entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Corporation with respect to such claim or Legal Proceeding (including any claim or Legal Proceeding that has been settled, dismissed or otherwise concluded).

(i) None of the Acquired Corporations has received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person.

(j) Except for the Company’s obligations to indemnify customers, distributors, resellers and sales representatives against third party infringement claims based on Company Products or products, software or components incorporated therein that are contained in Company Contracts entered into in the ordinary course of business, none of the Acquired Corporations has assumed, or agreed to discharge or otherwise take responsibility for, any obligation to indemnify, defend, hold harmless or reimburse any other Person with respect to any intellectual property infringement, misappropriation or similar claim.

(k) To the Knowledge of the Company, no claim or Legal Proceeding involving any Intellectual Property or Intellectual Property Right licensed to any Acquired Corporation that is material to the business of the Acquired Corporations as currently conducted is pending or, to the Knowledge of the Company, has been threatened in writing, except for any such claim or Legal Proceeding that, if adversely determined, would not result in a Company Material Adverse Effect.

(l) To the Knowledge of the Company, none of the Company Product Software, when distributed by an Acquired Corporation (i.e., before receipt and further distribution by a distributor, reseller or OEM) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code intended to have any of the following functions: (i) materially disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) materially damaging or destroying any data or file without the user’s consent.

(m) To the Knowledge of the Company, none of the Company Product Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any Open Source License) that requires or conditions the use or distribution of such Company Product Software on, the disclosure, licensing or distribution of any source code for any portion of such Company Product Software (except for disclosure, licensing, or distribution of minor modifications to the Open Source License source code).

(n) No source code for any material Company Product Software has been delivered, licensed or made available to any escrow agent or other Person (other than employees, contractors or consultants of the Acquired Corporations in the course of their employment or engagement for the Acquired Corporations). None of the Acquired Corporations has any duty or obligation (whether current, contingent or otherwise) to deliver, license or make available any source code for any Company Product Software to any escrow agent or other Person. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code for any material Company Product Software to any other Person. For avoidance of doubt, the Company is not required to identify in the Disclosure Schedule those employees, contractors or consultants of the Acquired Corporations who in the course of their employment or engagement for the Acquired Corporations have access to the source code for any Company Product Software.

(o) To the Knowledge of the Company, the Company has complied at all times and in all respects with all Company Privacy Policies and with all applicable Legal Requirements pertaining to privacy, user data, or Personal Data and none of (i) the execution, delivery, or performance of this Agreement or the Voting Agreement, (ii) the consummation of the Merger or any other transaction contemplated by this Agreement or by the Voting Agreement, or (iii) Parent’s possession or use of any user data, will or would be expected to result in any violation of any Company Privacy Policy or any Legal Requirement pertaining to privacy or Personal Data.

2.10  Contracts.

(a) Part 2.10 of the Disclosure Schedule identifies each Company Contract that constitutes a Listed Material Contract (as defined below). For purposes of this Agreement, each of the following Contracts (x) that is unexpired and effective as of the date of this Agreement or (y) under which any Acquired Corporation has ongoing rights or obligations, shall be deemed to constitute a “Listed Material Contract”:

(i) any Contract pursuant to which any of the Acquired Corporations is or would reasonably be expected to become obligated to (A) make any severance, termination or similar payment to any Company Associate (other than statutory payments required by applicable law), (B) provide extended health benefits (other than COBRA for a period of up to 90 days following termination of employment) following the termination of employment of (or other relationship with) any Company Associate, (C) extend the post-termination exercise period of any Company Equity Award beyond the period set forth in the applicable Company Equity Plan, or (D) provide any other benefit to a Company Associate upon termination (with or without cause) of such Company Associate’s employment or other relationship (other than statutory benefits required by applicable law);

(ii) any Contract relating to the disposition or acquisition by any Acquired Corporation of a business unit or material amount of assets outside the ordinary course of business;

(iii) any Contract that provides for indemnification of any Indemnified Person (as defined in Section 5.5(a));

(iv) any Contract imposing any restriction on the right or ability of any Acquired Corporation: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (D) to perform services for any other Person; or (E) to bring any claim or enforce any Intellectual Property Right against any Person;

(v) any Contract (other than Contracts evidencing Company Options or Company Stock-Based Awards): (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities; (B) providing any Person with any preemptive right, right of participation, right of maintenance or similar right with respect to any securities; or (C) providing to or imposing upon any of the Acquired Corporations any right of first refusal with respect to, or right or obligation to repurchase or redeem, any securities;

(vi) any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity or similar obligation, except for (A) Contracts which do not differ materially from the standard forms Made Available by the Company to Parent, (B) the Company’s obligations to indemnify customers, distributors, resellers and sales representatives against third party infringement claims based solely on Company Products that are contained in Company Contracts entered into in the ordinary course of business; and (C) the Company’s obligations to indemnify certain licensors, suppliers and other vendors that are contained in Company Contracts entered into in the ordinary course of business;

(vii) any Contract relating to any currency hedging, swap or other financial derivative, material credit facility, outstanding letter of credit or bank guarantee;

(viii) any Contract relating to the lease of real property required to be identified in Part 2.8(a) of the Disclosure Schedule, and any Contract required to be identified in both Part 2.10(a)(i)-(vi) or (ix)-(xi) and Part 2.9(a)(i) of the Disclosure Schedule;

(ix) any Contract to license or authorize any Person to manufacture or reproduce any Company Product or Company Product Software with: (A) any material supplier of the Acquired Corporations, including any material component supplier, (B) any foundry, including any material silicon vendor, (C) any material manufacturer of Company Products, or (D) any sole source supplier of components or products that are not generally available on commercially standard terms from another supplier; and

(x) any “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC.

(b) For purposes of this Agreement, each of the following Contracts (x) that is unexpired and effective as of the date of this Agreement or (y) under which any Acquired Corporation has ongoing rights or obligations, shall be deemed to constitute an “Other Material Contract”:

(i) any Contract (but, for avoidance of doubt, excluding purchase orders using the Company’s standard form) constituting or relating to a Government Contract;

(ii) any Contract that (A) contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $2,000,000 in any individual case and which may not be terminated without penalty upon notice of 90 days or less, or (B) contemplates or involves the performance of services having a value in excess of $2,000,000 calculated on a per invoice basis, other than any Contract (including any Contract identified in Part 2.9 of the Disclosure Schedule) or purchase order entered into in the ordinary course of business and other than obligations that are terminable by an Acquired Corporation on no more than 90 days notice without liability or financial obligation to any Acquired Corporation;

(iii) any Contract entered into prior to April 1, 2008 containing “standstill” or similar provisions; and

(iv) any other Contract, if a breach or termination of such Contract could reasonably be expected to have or result in a Company Material Adverse Effect.

(Listed Material Contracts and Other Material Contracts are referred to collectively as “Material Contracts.”) The Company has Made Available to Parent an accurate and complete copy of each Company Contract that constitutes a Material Contract.

(c) Except as would not have a Company Material Adverse Effect and except to the extent that they have previously expired in accordance with their terms, each Company Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable against the Acquired Corporations (and to the Knowledge of the Company is enforceable against each other party thereto) in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(d) Except as would not have a Company Material Adverse Effect: (i) none of the Acquired Corporations has materially violated or breached, or committed any material default under, any Company Contract; (ii) to the

Knowledge of the Company, no other Person has materially violated or breached, or committed any material default under, any Company Contract; and (iii) none of the Acquired Corporations has received any written notice or, to the Knowledge of the Company, other overt communication regarding any actual or possible material violation or breach of, or material default under, any Company Contract that constitutes a Material Contract.

(e) Except as set forth in Part 2.10(e) of the Disclosure Schedule, to the Knowledge of the Company:

(i) none of the Acquired Corporations has had any determination of noncompliance, entered into any consent order or undertaken any internal investigation relating directly or indirectly to any Government Contract or Government Bid;

(ii) the Acquired Corporations have complied in all material respects with all Legal Requirements with respect to all Government Contracts and Government Bids;

(iii) none of the Acquired Corporations has, in obtaining or performing any Government Contract, violated in any material respect: (A) the Truth in Negotiations Act of 1962, as amended; (B) the False Claims Act; (C) the Anti-Kickback Act; (D) the International Traffic in Arms Regulations; (E) the Export Administration Regulations; (E) the Byrd Amendment; (F) the Buy American Act; (G) the Trade Agreements Act; (H) the Service Contract Act of 1963, as amended; (I) the Procurement Integrity Act, as amended; (J) the Federal Acquisition Regulation (“FAR”) or any applicable agency supplement thereto, including FAR 52.222-26 (Equal Opportunity), FAR 52.222-35 (Equal Opportunity for Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans), FAR 52.222-36 (Affirmative Action for Workers with Disabilities, and FAR 52.222-37 (Employment Reports on Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans); (K) the Cost Accounting Standards; (L) the National Industrial Security Program Operating Manual (DOD 5220.22-M); or (M) the Defense Industrial Security Regulation (DOD 5220.22-R) or any related security regulations;

(iv) all facts set forth in or acknowledged by any Acquired Corporation in any certification, representation or disclosure statement submitted by such Acquired Corporation with respect to any Government Contract or Government Bid were current, materially accurate and materially complete as of the date of submission;

(v) none of the Acquired Corporations and, to the Knowledge of the Company, no employee of any of the Acquired Corporations has been debarred or suspended from doing business with any Governmental Body;

(vi) no written negative determinations of responsibility have been issued against any Acquired Corporation in connection with any Government Contract or Government Bid;

(vii) no direct or indirect costs incurred by any Acquired Corporation have been questioned or disallowed as a result of a finding or determination of any kind by any Governmental Body;

(viii) no Governmental Body, and no prime contractor or higher-tier subcontractor of any Governmental Body, has withheld or set off, or threatened in writing to withhold or set off, any amount due to any Acquired Corporation under any Government Contract;

(ix) to the Knowledge of the Company, there are not and have not been any irregularities, misstatements or omissions made by any Acquired Corporation relating to any Government Contract or Government Bid that have led to (A) any administrative, civil, criminal or other investigation, Legal Proceeding or indictment involving any Acquired Corporation or any of its employees; (B) the questioning or disallowance of any costs submitted for payment by any Acquired Corporation; (C) the recoupment of any payments previously made to any Acquired Corporation; (D) a finding or claim of fraud, false claim, defective pricing, mischarging or improper payments on the part of any Acquired Corporation; or (E) the assessment of any penalties or damages of any kind against any Acquired Corporation;

(x) there is not any (A) outstanding claim against any Acquired Corporation by, or dispute involving any Acquired Corporation with, any Governmental Body, prime contractor, subcontractor, vendor or other Person arising under or relating to the award or performance of any Government Contract; (B) termination for default, termination for cause, show cause notice, or cure notice issued in writing by any Governmental Body, prime contractor or higher-tier subcontractor related to any Government Contract that is a Company Contract; or (D) final decision of any Governmental Body against any Acquired Corporation;

(xi) none of the Acquired Corporations is undergoing and none of the Acquired Corporations has undergone any audit by a Governmental Body;

(xii) none of the Acquired Corporations has entered into any financing arrangement or assignment of proceeds with respect to the performance of any Government Contract;

(xiii) no payment has been made by any Acquired Corporation or, to the Knowledge of the Company, by any Person acting on any Acquired Corporation’s behalf to any Person (other than to any bona fide employee or bona fide agency (as defined in subpart 3.4 of the FAR) of any Acquired Corporation) which is or was contingent upon the award of any Government Contract;

(xiv) in each case in which any Acquired Corporation has delivered or otherwise provided any Company IP to any Governmental Body, prime contractor or higher-tier subcontractor in connection with any Government Contract, such Acquired Corporation has marked such Company IP with all markings and legends (including any “restricted rights” legend and any “government purpose license rights” legend) necessary (under the FAR or other applicable Legal Requirements) to ensure that no Governmental Body or other Person is able to acquire any unlimited rights with respect to such technical data, computer software or Company IP;

(xv) to the Knowledge of the Company, none of the Acquired Corporations has made any disclosure to any Governmental Body pursuant to any voluntary disclosure agreement; and

(xvi) no Acquired Corporation is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body under or in connection with any Government Contract or Government Bid as a result of or by virtue of (A) the execution, delivery or performance of this Agreement, or (B) the consummation of the Merger or any other transaction contemplated by this Agreement.

2.11  Liabilities.  None of the Acquired Corporations has, and none of the Acquired Corporations is or would reasonably be expected to become responsible for performing or discharging, any accrued, contingent or other liabilities of any nature, either matured or unmatured, that are, individually or in the aggregate, material to the Acquired Corporations, except for: (a) liabilities reflected or reserved against on the Unaudited Interim Balance Sheet; (b) normal and recurring current liabilities that have been incurred by the Acquired Corporations since the date of the Unaudited Interim Balance Sheet in the ordinary course of business and consistent with past practices; (c) liabilities for performance of obligations of the Acquired Corporations under Company Contracts, to the extent such liabilities are readily ascertainable (in nature, scope and amount) from the written terms of such Company Contracts; (d) liabilities described in Part 2.11 of the Disclosure Schedule; and (e) liabilities that would not, in the aggregate, have a Company Material Adverse Effect.

2.12  Compliance with Legal Requirements.  Each of the Acquired Corporations is, and has at all times been, in compliance with all applicable Legal Requirements, except for any failure to comply that would not have a Company Material Adverse Effect. Since January 1, 2005, none of the Acquired Corporations has received any written notice or, to the Knowledge of the Company, other overt communication from any Governmental Body regarding any actual or possible violation of, inquiry or investigation relating to or failure to comply with any Legal Requirement in any material respect.

2.13  Certain Business Practices; Export Compliance.

(a) None of the Acquired Corporations, and to the Knowledge of the Company, no director, officer, other employee or agent of any of the Acquired Corporations, has violated or operated in noncompliance with any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and, to the Knowledge of the Company, no Acquired Corporation and no such director, officer, other employee or agent has: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns. The Acquired Corporations have established reasonable internal controls and procedures to ensure compliance with the FCPA.

(b) Except as set forth in Part 2.13(b) of the Disclosure Schedule, the Acquired Corporations have at all times been in compliance with all Legal Requirements, including the Export Administration Regulations (15 C.F.R. §§ 730-774), the International Traffic in Arms Regulations (22 C.F.R. §§ 120-130), the Foreign Assets Control Regulations (31 C.F.R. §§ 500-598) and the Customs Regulations (19 C.F.R. §§ 1-357), relating to: (i) the export or transfer of commodities, software, technical data and technology, from the United States to any other country; (ii) the re-export or transfer of commodities, software, technical data and technology from any country outside the United States to any other country outside the United States; (iii) the release of software, technology or technical data to any non-U.S. national within or outside the United States; (iv) the importation into the United States of any products, merchandise, technology or software; (v) the provision of services to Persons outside the United States or to non-U.S. Persons within the United States; and (vi) the receipt or acquisition of services by Persons located outside the United States, or by non-U.S. nationals within the United States, in each case except for any failure to comply that would not have a Company Material Adverse Effect. Without limiting the foregoing, there are no pending or, to the Knowledge of the Company, threatened Legal Proceedings against any Acquired Corporation with respect to such Acquired Corporation’s import, export or re-export transactions.

2.14  Governmental Authorizations.

(a) The Acquired Corporations hold, to the extent legally required, all material Governmental Authorizations necessary to enable the Acquired Corporations to conduct their respective businesses in the manner in which such businesses are currently being conducted. As of the date of this Agreement, all such Governmental Authorizations are valid and in full force and effect. Each Acquired Corporation is, and at all times has been, in compliance with the terms and requirements of such Governmental Authorizations, except for any failure to comply that would not have a Company Material Adverse Effect. Since January 1, 2005, none of the Acquired Corporations has received any written notice or, to the Knowledge of the Company, other overt communication from any Governmental Body regarding any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization.

(b) Part 2.14(b) of the Disclosure Schedule describes the terms of each material grant, incentive or subsidy provided or made available to or for the benefit of any of the Acquired Corporations by any U.S. or foreign Governmental Body or otherwise. Each of the Acquired Corporations is in full compliance with all of the terms and requirements of each grant, incentive and subsidy identified or required to be identified in Part 2.14(b) of the Disclosure Schedule. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any other transaction contemplated by this Agreement, does or will (with or without notice or lapse of time) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify any grant, incentive or subsidy identified or required to be identified in Part 2.14(b) of the Disclosure Schedule.

2.15  Tax Matters.

(a) Each of the material Tax Returns required to be filed by or on behalf of the respective Acquired Corporations before the Closing Date (the “Acquired Corporation Returns”): (i) has been or will be filed on or before the applicable due date (taking into account any extensions of such due date); and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date. Each Acquired Corporation has timely withheld and timely paid all material Taxes which are required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor, supplier, stockholder or other Person, other than Taxes described in the parenthetical in the next succeeding sentence. There are no material unsatisfied liabilities of the Acquired Corporations (including liabilities for interest, additions to Tax and penalties thereon and related expenses) with respect to any Tax (other than liabilities for Taxes that are being contested in good faith by the Acquired Corporations and with respect to which adequate reserves for payment have been established on the Unaudited Interim Balance Sheet).

(b) The Unaudited Interim Balance Sheet fully accrues all actual and contingent material liabilities for Taxes with respect to all periods through the date of this Agreement in accordance with generally accepted accounting principles, except for liabilities for Taxes incurred since the date of the Unaudited Interim Balance Sheet in the operation of the business of the Acquired Corporations. The Company will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all material Taxes for the period from the date of the Unaudited Interim Balance Sheet through the Closing Date.

(c) No material Acquired Corporation Return is currently the subject of any examination or audit by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted (by the Company or any other Person) that is still in effect, and no such extension or waiver is currently being requested from any Acquired Corporation. None of the Acquired Corporations has received any notice or other communication (in writing or otherwise) that any material Acquired Corporation Return will be subject to an audit that has not commenced.

(d) No claim or Legal Proceeding with respect to any material Tax is pending or, to the Knowledge of the Company, has been threatened against or with respect to any Acquired Corporation. There are no liens for material Taxes upon any of the assets of any of the Acquired Corporations except liens for current Taxes not yet due and payable.

(e) There are no agreements relating to allocating or sharing of Taxes to which any Acquired Corporation is a party, other than any such agreements to which only Acquired Corporations are parties. None of the Acquired Corporations is liable for Taxes of any other Person, or is currently under any contractual obligation to indemnify any Person with respect to any material amounts of such Person’s Taxes or is a party to any agreement providing for payments by an Acquired Corporation with respect to any amount of Taxes of any other Person, other than a Person that is an Acquired Corporation. For the purposes of this Section 2.15(e), commercially reasonable agreements providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by an Acquired Corporation and commercially reasonable agreements for the allocation of payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold by an Acquired Corporation in the ordinary course of business shall be disregarded.

(f) No Acquired Corporation has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(g) No Acquired Corporation is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(h) No Acquired Corporation has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar Legal Requirement to which an Acquired Corporation may be subject, other than the affiliated group of which the Company is the common parent.

(i) The Company has Made Available to Parent accurate and complete copies of all federal and state income Tax Returns of the Acquired Corporations for all Tax years that remain open or are otherwise subject to audit, and all other material Tax Returns of the Acquired Corporations since April 2, 2003.

(j) No Acquired Corporation has participated in, or is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or similar transaction under any corresponding or similar Legal Requirement.

2.16  Employee and Labor Matters; Benefit Plans.

(a) Except as set forth in Part 2.16(a) of the Disclosure Schedule, none of the Acquired Corporations is a party to or bound by any collective bargaining agreement or union contract, and no collective bargaining agreement is being negotiated by any of the Acquired Corporations. To the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any employees. There is no labor dispute, strike or work stoppage pending against any of the Acquired Corporations or, to the Knowledge of the Company, threatened or reasonably anticipated that could interfere materially with the business activities of any Acquired Corporation. None of the Acquired Corporations has committed any unfair labor practice in connection with the operation of its business that would reasonably be expected to result in a material liability to such Acquired Corporation. There are no material actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of the Company, threatened relating to any labor, safety or discrimination matters involving any Company Associate, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would reasonably be expected to result in a material liability to any of the Acquired Corporations.

(b) None of the Acquired Corporations intends, and none of the Acquired Corporations has committed, to establish or enter into any new Company Employee Plan, Foreign Plan or Company Employee Agreement, or to modify any Company Employee Plan, Foreign Plan or Company Employee Agreement (except to conform any such Company Employee Plan, Foreign Plan or Company Employee Agreement to the requirements of Section 409A of the Code and any other applicable Legal Requirements).

(c) The Company has Made Available to Parent accurate and complete copies of: (i) all documents setting forth the terms of each material Company Employee Plan, each material Foreign Plan and each material Company Employee Agreement, including all amendments thereto and all related trust documents; and (ii) the most recent IRS determination or opinion letter issued with respect to each Company Employee Plan intended to be qualified under Section 401(a) of the Code.

(d) Each of the Acquired Corporations and Company Affiliates has performed in all material respects all obligations required to be performed by it under each Company Employee Plan, each Foreign Plan and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance in all material respects with all applicable Legal Requirements. No material oral or written representation or commitment with respect to any Company Employee Plan or Foreign Plan has been made to any employee of any of the Acquired Corporations and Company Affiliates by an authorized employee of any of the Acquired Corporations and Company Affiliates that is not materially in accordance with the written or otherwise preexisting terms of such Company Employee Plan or Foreign Plan and that would reasonably be expected to result in material liability to any of the Acquired Corporations and Company Affiliates.

(e) None of the Acquired Corporations, and no Company Affiliate, has at any time since July 21, 2002 maintained, established, sponsored, participated in or contributed to any: (i) Company Pension Plan subject to Title IV of ERISA; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; or (iii) plan subject to Section 413 of the Code.

(f) No Company Employee Plan, Foreign Plan or Company Employee Agreement provides (except at no cost to the Acquired Corporations or any Company Affiliate), or reflects or represents any liability of any of the Acquired Corporations and Company Affiliates to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements.

(g) Except as set forth in Part 2.16(g) of the Disclosure Schedule, and except as expressly required or provided by this Agreement, neither the execution and delivery of this Agreement or the Voting Agreement, nor the consummation of the Merger or any other transaction contemplated by this Agreement or by the Voting Agreement will (either alone or upon the occurrence of termination of employment) constitute an event under any Company Employee Plan, Foreign Plan, Company Employee Agreement or other Company Contract, trust or loan that may result (either alone or in connection with any other circumstance or event) in or give rise directly or indirectly to: (i) any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Associate; (ii) any “parachute payment” within the meaning of Section 280G(b)(2) of the Code: or (iii) the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code (or any comparable provision under state or foreign Tax laws). No Acquired Corporation is a party to any agreement to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code.

(h) There are no loans or other advances that have been made by any of the Acquired Corporations to any Company Associate that are currently outstanding, other than routine travel advances made to employees in the ordinary course of business.

2.17  Environmental Matters.

(a) Except as would not have a Company Material Adverse Effect, each of the Acquired Corporations: (i) is and has been in compliance in all material respects with, and has not been and is not in material violation of or subject to any material liability under, any applicable Environmental Laws (as defined below); and (ii) possesses all material permits and other material Governmental Authorizations required under applicable Environmental Laws, and is in compliance in all material respects with the terms and conditions thereof.

(b) None of the Acquired Corporations has received any written notice or, to the Knowledge of the Company, other overt communication, whether from a Governmental Body, Company Associate or, following the date of this Agreement, otherwise, that alleges that any of the Acquired Corporations is not or might not be in compliance in any material respect with any Environmental Law.

(c) To the Knowledge of the Company, except as would not have a Company Material Adverse Effect: (i) all Leased Real Property and any other property that is or was controlled or used by any of the Acquired Corporations, and all surface water, groundwater and soil associated with or adjacent to such property, is free in all material respects of any Materials of Environmental Concern (as defined below) or material environmental contamination of any nature; (ii) none of the Leased Real Property or any other property that is or was controlled or used by any of the Acquired Corporations contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells; and (iii) none of the Leased Real Property or any other property that is or was controlled or used by any of the Acquired Corporations contains any septic or other tanks or leach field or other area into which process wastewater or any Materials of Environmental Concern have been Released (as defined below).

(d) Except as would not have a Company Material Adverse Effect, no Acquired Corporation has ever Released any Materials of Environmental Concern except in compliance in all material respects with all applicable Environmental Laws.

(e) Except as would not have a Company Material Adverse Effect, no Acquired Corporation has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law: (i) has been placed on the “National Priorities List” of hazardous waste sites or any similar state list; (ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity; or (iii) is subject to a Legal Requirement to take “removal” or “remedial” action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up any site.

(f) For purposes of this Section 2.17: (i) “Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; (ii) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is regulated by any Environmental Law; and (iii) “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the environment, whether intentional or unintentional.

2.18  Insurance.  Each of the material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of the Company is in full force and effect. As of the date of this Agreement, none of the Acquired Corporations has received any written notice or, to the Knowledge of the Company, overt communication regarding any actual or possible: (a) cancellation or invalidation of any such insurance policy; or (b) written notice of refusal of any coverage or rejection of any material claim under any such insurance policy. There is no pending workers’ compensation or other material claim under or based upon any insurance policy of any of the Acquired Corporations. With respect to each Legal Proceeding that has been filed against any Acquired Corporation, the Company has provided written notice of such Legal Proceeding to the appropriate insurance carrier(s), if any, and, no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed any of the Acquired Corporations of its intent to do so.

2.19  Transactions with Affiliates.  Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, between December 31, 2007 and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 2.19 of the Disclosure Schedule identifies each Person who may be deemed to be, in the Company’s reasonable judgment, an “affiliate” (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement.

2.20  Legal Proceedings; Orders.

(a) Except as set forth in Part 2.20(a) of the Disclosure Schedule, there is no pending Legal Proceeding, and (to the Knowledge of the Company) no Person has threatened to commence any Legal Proceeding that, if adversely determined, would reasonably be expected to have or result in a Company Material Adverse Effect. The Company has established reasonable internal controls and procedures regarding appropriate retention of documents relevant to pending and threatened Legal Proceedings.

(b) There is no Order to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject.

2.21  Authority; Inapplicability of Anti-takeover Statutes; Binding Nature of Agreement.  The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement. The board of directors of the Company (at a meeting duly called and held) has: (a) unanimously determined that the Merger and this Agreement are advisable and fair to and in the best interests of the Company and its stockholders; (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger; (c) unanimously recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting (as defined in Section 5.2); and (d) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Voting Agreement, the board of directors of the Company approved the Voting Agreement and the matters contemplated thereby for purposes of Section 203 of the DGCL. The board of directors of the Company has taken, and during the Pre-Closing Period the board of directors of the Company will take, all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Voting Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement or by the Voting Agreement.

2.22  Vote Required.  The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement, approve the Merger or consummate the transactions contemplated by this Agreement.

2.23  Non-Contravention; Consents.  Except as set forth in Part 2.23 of the Disclosure Schedule, neither (1) the execution, delivery or performance of this Agreement, nor (2) the consummation of the Merger or any other transaction contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Charter Documents of any of the Acquired Corporations;

(b) assuming the filings, notices and Consents described in the last paragraph of this Section 2.23 are made, given and obtained, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject;

(c) contravene, conflict with or result in a material violation or breach of, or result in a material default under, any provision of any Company Contract, or give any Person the right to: (i) declare a material default or exercise any material remedy under any Company Contract; (ii) receive or obtain a material rebate, chargeback, penalty or change in delivery schedule under any Company Contract; (iii) accelerate the maturity or performance of any Company Contract; or (iv) cancel, terminate or materially modify any material right, benefit, obligation or other term of any Company Contract;

(d) result in the imposition or creation of any material Encumbrance upon or with respect to any material asset owned or used by any of the Acquired Corporations (except for liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations); or

(e) result in the disclosure or delivery to any escrowholder or other Person of any source code for any Company Product Software, or the transfer of any material asset of any of the Acquired Corporations to any Person, except, in the case of clauses “(b)” through “(e)” as would not reasonably be expected, individually or on the aggregate, to have a Company Material Adverse Effect.

None of the Acquired Corporations was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement; or (y) the consummation of the Merger or any other transaction contemplated by this Agreement, except as may be required by the Securities Act, the Exchange Act, the DGCL, any applicable state or foreign securities laws, the HSR Act, any foreign antitrust Legal Requirement and the NASD Bylaws (as they relate to the Form S-4 Registration Statement and the Prospectus/Proxy Statement), and except where the failure to make any such filing, give any such notice or obtain any such Consent would not, individually or in the aggregate, have a Company Material Adverse Effect.

2.24  Fairness Opinion.  The Company’s board of directors has received the written opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated (“Merrill Lynch”), financial advisor to the Company, dated July 21, 2008, to the effect that, as of the date of such opinion and subject to the matters set forth in such opinion, the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company. The Company has furnished (solely for informational purposes) a copy of said written opinion to Parent.

2.25  Financial Advisor.  Except for Merrill Lynch, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Corporations. The Company has Made Available to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Merrill Lynch.

2.26  Full Disclosure.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements or information made or incorporated by reference in the Form S-4 Registration Statement or the Proxy Statement/Prospectus by or about Parent or Merger Sub supplied by Parent for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Proxy Statement/Prospectus.

Section 3.  Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub represent and warrant to the Company as follows:

3.1  Due Organization.  Parent and Merger Sub are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2  Authority; Binding Nature of Agreement.  Parent and Merger Sub have the absolute and unrestricted right, power and authority to perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by any necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3  No Vote Required.  No vote of the holders of Parent Common Stock is required under applicable law to authorize the Merger.

3.4  Non-Contravention; Consents.  Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Merger Sub of the Merger will: (a) conflict with or result in any breach of the certificate of incorporation or bylaws of Parent or Merger Sub; or (b) result in a violation by Parent or Merger Sub of any Legal Requirement or Order to which Parent or Merger Sub is subject, except for any violation that will not have a material adverse effect on Parent’s ability to consummate the Merger. Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act, any foreign antitrust Legal Requirement and the NASD Bylaws (as they relate to the Form S-4 Registration Statement and the Prospectus/Proxy Statement), neither Parent nor Merger Sub was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body prior to the Effective Time in connection with: (x) the execution, delivery or performance of this Agreement; or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

3.5  Valid Issuance.  The shares of Parent Common Stock to be issued pursuant to the Merger will, when issued in accordance with the requirements of this Agreement and other applicable documents, be fully paid, validly issued and non-assessable.

3.6  Financing.  Parent has delivered to the Company an accurate and complete copy of an executed debt commitment letter dated July 21, 2008, related term sheets and the exhibits attached thereto, from Bank of America N.A. and Morgan Stanley Senior Funding, Inc. and certain of their respective affiliates (collectively, the “Debt Commitment Letter”), pursuant to which, on the terms and subject to conditions of the Debt Commitment Letter, certain lenders have committed to provide Parent with loans in the amounts described in the Debt Commitment Letter (the “Debt Financing”). As of the date of this Agreement, the Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, the other parties thereto. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any material respect. As of the date of this Agreement, Parent is not in material breach of any of its covenants set forth in the Debt Commitment Letter. Parent has paid any and all commitment or other fees payable by it under the Debt Commitment Letter that are due as of the date of this Agreement. Except for side letters, agreements, arrangements or understandings that would not reasonably be expected to materially impair the validity of the Debt Commitment Letter or the ability of Parent to consummate the Merger or materially decrease the amount of financing expected to be provided under the Debt Commitment Letter, there are no side letters or other agreements, arrangements or understandings with any lender relating to the Debt Financing to which Parent, Merger Sub or any of their affiliates is a party as of the date of this Agreement. Subject to its terms and conditions, the Debt Financing, if and when funded in accordance with the Debt Commitment Letter, will, when taken together with funds (including funds on hand) otherwise available to Parent and, assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the Company’s compliance with its covenants and obligations set forth in this Agreement, funds (including funds on hand) otherwise available to the Acquired Corporations, provide Parent with financing on the Closing Date sufficient to pay all cash amounts required to be paid by Parent and Merger Sub under this Agreement in connection with the Merger, together with any fees and expenses of or payable by Parent, Merger Sub and the Surviving Corporation with respect to the Merger and the Debt Financing on the Closing Date. Assuming that the Debt Financing is funded in accordance with the terms of the Debt Financing Letter, and assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the Company’s compliance with its covenants and obligations set forth in this Agreement, neither Parent nor Merger Sub will require any additional debt or financing other than as contemplated by the Debt Commitment Letter to satisfy its obligations under this

Agreement. As of the date of this Agreement, the obligations of the lenders under the Debt Commitment Letter to make the Debt Financing available to Parent and Merger Sub pursuant to the terms of the Debt Commitment Letter are not subject to any conditions, other than those set forth in the Debt Commitment Letter. As of the date of this Agreement, assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the Company’s compliance with its covenants and obligations set forth in this Agreement, Parent (i) is not aware of any fact or occurrence that makes the Specified Representations (as that term is defined in Annex III to the Debt Commitment Letter) inaccurate in any material respect, (ii) has no reason to believe that it will be unable to comply on a timely basis with any covenant, or satisfy on a timely basis any condition, contained in the Debt Commitment Letter required to be complied with or satisfied by Parent or its affiliates, and (iii) has no reason to believe that any portion of the Debt Financing required to consummate the transactions contemplated hereby will not be made available to Parent or Merger Sub on the Closing Date. Subject to Sections 1.3, 8.1 and 8.3(f), in no event shall the receipt of the Debt Financing by Parent, Merger Sub or any of their respective affiliates be a condition to any of the obligations of Parent or Merger Sub hereunder.

3.7  Solvency.  Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent or Merger Sub. Assuming satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger as set forth in this Agreement, or the waiver of such conditions, and after giving effect to all of the transactions contemplated by this Agreement, including the Debt Financing and the payment of the aggregate consideration contemplated by Sections 1 and 5.3 and any other repayment or refinancing of debt that may be contemplated in the Debt Commitment Letter, and payment of all related fees and expenses, and assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the Company’s compliance with its covenants and obligations set forth in this Agreement, as of the date of this Agreement, Parent expects that at and immediately after the Effective Time: (a) the amount of the “fair saleable value” of the assets of Parent and its Subsidiaries (i) would exceed the total amount of liabilities, including contingent liabilities, of Parent and (ii) would exceed the amount that will be required to pay the probable liabilities of Parent’s then existing debts (including contingent liabilities) as such debts become absolute and matured considering all financing alternatives and potential asset sales reasonably available to Parent and its Subsidiaries; and (b) Parent and its Subsidiaries would not have an unreasonably small amount of capital for the operation of the business in which Parent is engaged at the Effective Time.

3.8  Disclosure.  None of the information to be supplied by or on behalf of Parent for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Parent for inclusion in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements or information made or incorporated by reference in the Form S-4 Registration Statement or the Proxy Statement/Prospectus by or about the Company supplied by the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Proxy Statement/Prospectus.

Section 4.  Certain Covenants of the Company

4.1  Access and Investigation.  During the period from the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access to the Acquired Corporations’ Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) provide Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request. During the Pre-Closing Period, the Company shall, and shall cause the Representatives of each of the Acquired Corporations to, permit Parent’s senior officers to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers of the Company responsible for the Company’s financial statements and the internal controls of the Acquired Corporations to discuss such matters as Parent may deem necessary or appropriate in order to enable Parent to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. The Company shall use its reasonable best efforts to deliver to Parent a statement setting forth the current dollar amounts of the consolidated unrestricted cash, cash equivalents and short-term investments of the Acquired Corporations, as well as related information, as soon as reasonably practicable following any reasonable request therefor by Parent. The Company shall use commercially reasonable efforts to notify Parent at least four days prior to any Acquired Corporation making any individual capital expenditure in an amount greater than $500,000. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, the Company shall promptly provide Parent with copies of:

(i) all material operating and financial reports prepared by the Acquired Corporations for the Company’s senior management, including copies of the unaudited monthly consolidated balance sheets of the Acquired Corporations and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows;

(ii) any written materials or communications sent by or on behalf of the Company to its stockholders;

(iii) any material notice, document or other communication (other than any communication that relates solely to routine commercial transactions and that is of the type sent in the ordinary course of business and consistent with past practices) sent by or on behalf of any of the Acquired Corporations to any party to any Company Contract that constitutes a Material Contract or sent to any of the Acquired Corporations by any party to any Company Contract that constitutes a Material Contract;

(iv) any notice, report or other document filed with or sent to any Governmental Body on behalf of any of the Acquired Corporations in connection with the Merger or any of the other transactions contemplated by this Agreement; and

(v) any material notice, report or other document received by any of the Acquired Corporations from any Governmental Body.

If the access to certain information to be granted to Parent pursuant to this Section 4.1 would reasonably be expected to result in a violation of applicable Legal Requirements or would otherwise be unreasonably disruptive to the operations of the Company, the Company and Parent shall cooperate in good faith to develop an alternative to furnishing such information to Parent and its Representatives to address such matters that is reasonably acceptable to Parent and the Company.

4.2  Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) the Company shall ensure that each of the Acquired Corporations conducts its business and operations: (A) in the ordinary course and in accordance with past practices; and (B) in compliance with all applicable Legal Requirements and the requirements of all Company Contracts that constitute Material Contracts; (ii) the Company shall use its reasonable best efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and other employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, distributors, resellers, employees and other Persons having business relationships with the respective Acquired Corporations; (iii) the Company shall keep in full force all insurance policies referred to in Section 2.18 (other than any such policies that are immediately replaced with substantially similar policies); (iv) the Company shall cause to be provided all notices, assurances and support required by any Company Contract relating to any Intellectual Property or Intellectual Property Right in order to ensure that no condition under such Company Contract occurs that would reasonably be expected to result in (A) any transfer or disclosure by any Acquired Corporation of any source code for any Company Product Software or (B) a release from any escrow of any source code for any Company Product Software that has been deposited or is required to be deposited in escrow under the terms of such Company Contract; and (v) the Company shall promptly notify Parent of (A) any written notice or other overt communication of which the Company has Knowledge from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced, or, to the Knowledge of the Company, threatened against, relating to, involving or otherwise affecting any of the Acquired Corporations that relates to the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(b) During the Pre-Closing Period, except as set forth in Part 4.2(b) of the Disclosure Schedule, the Company shall not (without the prior written consent of Parent, which shall not be unreasonably withheld with respect to the matters described in clauses “(vi),” “(vii),” “(ix),” “(xi),” “(xii),” “(xix),” ‘‘(xx),” “(xxiv)” and “(xxv)” of this sentence), and the Company shall ensure that each of the other Acquired Corporations does not (without the prior written consent of Parent, which shall not be unreasonably withheld with respect to the matters described in clauses “(vi),” “(vii),” “(ix),” “(xi),” ‘‘(xii),” “(xix),” “(xx),” “(xxiv)” and “(xxv)” of this sentence) permit any of the other Acquired Corporations to:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, split, combine or reclassify any capital stock or repurchase, redeem or otherwise reacquire, directly or indirectly, any shares of capital stock or other securities, other than repurchases from employees of the Company following termination of employment pursuant to the terms of applicable pre-existing restricted stock agreements;

(ii) sell, issue, grant deliver or authorize the sale, issuance, delivery or grant of: (A) any capital stock or other security; (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that: (1) the Company may issue shares of Company Common Stock (x) upon the valid exercise of Company Options outstanding as of the date of this Agreement or upon the vesting of Company Stock-Based Awards outstanding as of the date of this Agreement, and (y) pursuant to the Company ESPP; and (2) the Company may, in the ordinary course of business and consistent with past practices, grant to any employee of the Company below the level of Vice President (x) options (having an exercise price equal to the fair market value of the Company Common Stock covered by such options determined as of the time of the grant of such options, containing no vesting acceleration provisions and containing the Company’s standard vesting schedule) or (y) restricted stock units or restricted stock awards (containing no vesting acceleration provisions and containing the Company’s standard vesting schedule) under the Company Equity Plans in connection with either the hiring of such employee during the Pre-Closing Period or the Company’s annual employee review process, provided that (I) any such award grants made to newly-hired employees of the Company shall be made in accordance with the Company’s new hire guidelines set forth in Part 4.2(b)(ii)(I) of the Disclosure Schedule; and (II) any award grants made to Company employees in connection with the Company’s annual employee performance review process, shall be made in accordance with the guidelines set forth in Part 4.2(b)(ii)(I) of the Disclosure Schedule;

(iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Equity Plans or any provision of any Contract evidencing any outstanding Company Equity Award or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, restricted stock units, warrant or other security or any related Contract, other than any acceleration of vesting that occurs in accordance with the terms of a Company Contract in effect as of the date of this Agreement;

(iv) amend or permit the adoption of any amendment to any of its Charter Documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(vi) make any capital expenditure that, when added to all other capital expenditures made by the Acquired Corporations during a particular fiscal quarter, exceeds the total amount budgeted for such fiscal quarter as set forth in Exhibit 4.2(b)(vi) to the Disclosure Schedule under the heading “Implied Capex”;

(vii) other than in the ordinary course of business consistent with past practices (A) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract or (B) amend or terminate, or waive or exercise any material right or remedy under, any Material Contract;

(viii) grant any exclusive license or right with respect to any Company IP;

(ix) other than in the ordinary course of business consistent with part practices. enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any Contract the effect of which would be to grant to any Person following the Merger any actual or potential right or license to any Intellectual Property Right owned as of the date of this Agreement by any Acquired Corporation or Parent;

(x) enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any Contract containing, or otherwise subjecting any Acquired Corporation to, any non-competition, exclusivity or other material restriction on the operation of the business of any Acquired Corporation or Parent;

(xi) other than on the ordinary course of business consistent with past practices, enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any Contract providing for future purchases of components, supplies or finished goods from any Person providing contract manufacturing or other component manufacturing or aggregation services;

(xii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, lease or license any right or other asset to any other Person (except in each case for assets (that are not material individually or in the aggregate) acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices), or, other than in the ordinary course of business in connection with the collection of accounts receivable, waive or relinquish any material right;

(xiii) other than in the ordinary course of business consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

(xiv) (A) make any pledge of any of its material assets or (B) permit any of its material assets to become subject to any Encumbrances, except for Encumbrances that do not materially detract from the value of such assets or materially impair the operations of any of the Acquired Corporations;

(xv) permit any cash, cash equivalents or short-term investments of the Acquired Corporations to become subject to any Encumbrance;

(xvi) lend money to any Person, incur or guarantee any indebtedness (including capital lease obligations) (other than indebtedness for reimbursement of expenses made in the ordinary course of business) or obtain or enter into any bond or letter of credit or any related Contract;

(xvii) establish, adopt, enter into or amend any Company Employee Plan or Company Employee Agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any of its directors or any of its officers or other employees (except that the Company: (A) may provide routine, reasonable salary increases to employees that are not at the Vice President level or above in the ordinary course of business and in accordance with past practices in connection with the Company’s customary employee review process; (B) may amend the Company Employee Plans to the extent required by Section 409A of the Code and other applicable Legal Requirements; and (C) may make customary bonus payments and profit sharing payments consistent with past practices in accordance with existing bonus and profit sharing plans referred to in Part 2.16(b) of the Disclosure Schedule);

(xviii) hire any employee (A) at the director level with compensation that is inconsistent with the Company’s compensation guidelines or its past practices; or (B) at the level of Vice President or above;

(xix) promote any employee except in order to fill a position below the level of Vice President that is vacated after the date of this Agreement;

(xx) other than in the ordinary course of business consistent with past practices, materially change any of its pricing policies, product return policies, product maintenance polices, service policies, product modification or upgrade policies, personnel policies or other business policies, or any of its methods of accounting or accounting practices (other than as required by GAAP) in any respect;

(xxi) establish, adopt or amend any investment policy of the Acquired Corporations, make any investment that is inconsistent with any investment policy of the Acquired Corporations or make any investment in any mortgage-backed securities;

(xxii) make any material Tax election, amend or file a claim for refund with respect to any Tax Return described in Section 2.15(i), compromise or settle any Legal Proceeding with respect to any Tax or Tax-related matter, enter into or obtain any Tax ruling or take any action that would reasonably be expected to have a material and adverse impact on the Tax liability of any Acquired Corporation, except as required under applicable Legal Requirements;

(xxiii) commence any Legal Proceeding other than Legal Proceedings commenced for the routine collection of bills;

(xxiv) settle any claim or Legal Proceeding other than claims or Legal Proceedings against the Acquired Corporations that do not relate to Tax or Tax-related matters and with respect to which the settlement involves solely the payment by the Acquired Corporations of an amount less than $500,000 individually and less than $1,000,000 in the aggregate for all such claims and Legal Proceedings settled during the Pre-Closing Period; or

(xxv) agree or commit to take any of the actions described in clauses “(i)” through “(xxiv)” of this Section 4.2(b).

4.3  No Solicitation.

(a) The Company shall not directly or indirectly, and shall ensure that the other Acquired Corporations and their respective Representatives do not directly or indirectly: (i) solicit, initiate, knowingly encourage, induce or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry; (ii) furnish any nonpublic information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, except to disclose the existence and terms of this Section 4.3; (iv) approve, endorse or recommend any Acquisition Proposal or Acquisition Inquiry; or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction.

(b) Notwithstanding anything to the contrary contained in Section 4.3(a), if (x) prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company receives an unsolicited, bona fide, written Acquisition Proposal that the Company’s board of directors has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor) is, or is reasonably likely to lead to, a Superior Offer, and that is not withdrawn, and (y) neither any Acquired Corporation nor any Representative of any Acquired Corporation has breached or taken any action inconsistent with any of the provisions set forth in this Section 4.3, then the Company may then take the following actions (but only if and to the extent that its board of directors concludes in good faith, following the receipt of advice of its outside legal counsel and its financial advisor, that the failure to do so would be reasonably likely to constitute a breach of its fiduciary obligations under applicable Legal Requirements):

(i) furnish nonpublic information to the Person making such Acquisition Proposal, provided that (A) prior to furnishing any such nonpublic information to such Person, the Company gives Parent written notice that it is furnishing such nonpublic information to such Person, (B) prior to furnishing any such nonpublic information to such Person, the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person and such Person’s Representatives on the Company’s behalf, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, and (C) contemporaneously with furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); and

(ii) engage in negotiations with such Person with respect to such Acquisition Proposal, provided that prior to engaging in negotiations with such Person, the Company gives Parent written notice of its intention to engage in negotiations with such Person.

Without limiting the generality of the foregoing, the Company acknowledges and agrees that any action inconsistent with any of the provisions set forth in the preceding sentence by any Representative of any of the Acquired Corporations, whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations, shall be deemed to constitute a breach of this Section 4.3 by the Company.

(c) The Company shall promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of any Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent fully informed with respect to: (i) the status of any such Acquisition Proposal or Acquisition Inquiry; and (ii) the status and terms of any material modification or proposed material modification thereto. The Company agrees that it shall not enter any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent.

(d) The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry.

(e) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement to which any of the Acquired Corporations is a party or under which any of the Acquired Corporations has any rights, and will use its reasonable best efforts to cause each such agreement to be enforced at the request of Parent. The Company also shall promptly request each Person that has executed a confidentiality or similar agreement in connection with its consideration of a possible Acquisition Transaction or a possible equity investment in any Acquired Corporation to return to the Acquired Corporations, or, alternatively, to destroy and certify to the Company the destruction of, all confidential information heretofore furnished to such Person by or on behalf of any of the Acquired Corporations.

(f) Nothing contained in this Agreement shall prohibit the Company or its board of directors from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, except that the board of directors of the Company shall not be permitted to withdraw the Company Board Recommendation or modify the Company Board Recommendation in a manner adverse to Parent except as specifically provided in Section 5.2(c).

Section 5.  Additional Covenants of the Parties

5.1  Registration Statement; Prospectus/Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Prospectus/Proxy Statement and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Prospectus/Proxy Statement will be included as a prospectus. Prior to the filing of the Prospectus/Proxy Statement and the Form S-4 Registration Statement, each of Parent and the Company shall give the other a reasonable opportunity to review and comment on such documents in advance of filing and shall consider in good faith the comments reasonably proposed by the other. Each of Parent and the Company shall use its reasonable best efforts to cause the Form S-4 Registration Statement and the Prospectus/Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company shall use its reasonable best efforts to cause the Prospectus/Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall promptly furnish to Parent all information concerning the Acquired Corporations and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to any of the Acquired Corporations occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Prospectus/Proxy Statement, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company. Parent shall promptly furnish to the Company all information concerning Parent that may be required or reasonably requested in connection with the preparation of the Prospectus/Proxy Statement. If any event relating to Parent or its Subsidiaries occurs, or if Parent becomes aware of any information, that should be disclosed in an amendment or supplement to the Prospectus/Proxy Statement, then Parent shall promptly inform the Company thereof and shall cooperate with the Company in filing such amendment or supplement with the SEC. Each of Parent and the Company will notify the other promptly upon the receipt of any written or oral comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Form S-4 Registration Statement and/or the Prospectus/Proxy Statement. Each of Parent and the Company shall cooperate and provide the other (and the other’s counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or Prospectus/Proxy Statement prior to filing such amendment or supplement with the SEC, and will provide each other with a copy of all such filings made with the SEC. Neither Parent nor the Company shall make or file any amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 Registration Statement without the approval of the other party (which will not be unreasonably withheld, conditioned or delayed), except to the extent such amendment or supplement is required by applicable Legal Requirements. Parent shall advise the Company promptly after it receives notice of the Form S-4 Registration Statement being declared effective, the issuance of any stop order relating thereto or the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction.

(b) Subject to their respective obligations to comply with all disclosure-related and other applicable Legal Requirements, Parent and the Company shall use their reasonable best efforts to cause the Form S-4 Registration Statement to be filed with the SEC as promptly as practicable following the date of this Agreement and to cause the Form S-4 Registration Statement to be declared effective by the SEC as promptly as practicable following the filing thereof with the SEC.

(c) As promptly as practicable after the date of this Agreement, Parent shall use its reasonable best efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued pursuant to the Merger will (to the extent required) be registered or qualified or exempt from registration or qualification under the securities laws of every jurisdiction of the United States in which any registered holder of Company Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders’ Meeting; provided, however, that Parent shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

5.2  Company Stockholders’ Meeting.

(a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on the adoption of this Agreement (the “Company Stockholders’ Meeting”). The Company Stockholders’ Meeting shall be held (on a date selected by the Company, subject to the approval of Parent, which shall not be unreasonably withheld or delayed) as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Subject to Section 5.2(c): (i) the Prospectus/Proxy Statement shall include a statement to the effect that the board of directors of the Company (A) has unanimously determined that the Merger and this Agreement are advisable and (B) unanimously recommends that the Company’s stockholders vote to adopt this Agreement at the Company Stockholders’ Meeting (the unanimous determination that the Merger and this Agreement are advisable and the unanimous recommendation of the Company’s board of directors that the Company’s stockholders vote to adopt this Agreement being collectively referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of the Company or any committee thereof to withdraw the Company Board Recommendation or to modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed (it being understood that the Company Board Recommendation shall be deemed to have been modified in a manner adverse to Parent if it shall no longer be unanimous). The Company shall ensure that the Prospectus/Proxy Statement includes the opinion of the financial advisor referred to in Section 2.24.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent:

(i) if: (A) an unsolicited, bona fide, written offer to purchase all of the outstanding shares of Company Common Stock is made to the Company and is not withdrawn; (B) such unsolicited, bona fide, written offer was not obtained or made as a direct or indirect result of a material breach by any Acquired Corporation of (or any action inconsistent with) this Agreement, the Confidentiality Agreement or any “standstill” or similar agreement under which any Acquired Corporation has any rights or obligations; (C) the Company provides Parent, at least two business days prior to any meeting of the Company’s board of directors at which such board of directors will consider and determine whether such offer is a Superior Offer, with a written notice specifying the date and time of such meeting, the reasons for holding such meeting, the terms and conditions of the offer that is the basis of the potential action by the board of directors (including a copy of any draft definitive agreement relating to such offer to the extent such a draft definitive agreement exists) and the identity of the Person making such offer; (D) the Company’s board of directors determines in good faith, after obtaining and taking into account the advice of its financial advisor, that such offer constitutes a Superior Offer; (E) the Company’s board of directors determines in good faith, after obtaining and taking into account the advice of the Company’s outside legal counsel, that, in light of such Superior Offer, the failure to so withdraw or modify the Company Board Recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements; (F) the Company Board Recommendation is not withdrawn or modified in a manner adverse to Parent at any time within the period of five business days after Parent receives written notice from the Company confirming that the Company’s board of directors has determined that such offer is a Superior Offer and that the Company’s board of directors has determined that the failure to withdraw or modify the Company Board Recommendation in light of such Superior Offer would be reasonably likely to constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements; (G) during such five business day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that the offer that was determined to constitute a Superior Offer no longer constitutes a Superior Offer or that no withdrawal or modification to the Company Board Recommendation is required as a result of such offer; and (H) at the end of such five business day period, such offer has not been withdrawn and continues to constitute a Superior Offer and the failure to withdraw or modify the Company Board Recommendation would continue to be reasonably likely to constitute a breach of the fiduciary obligations of the Company’s board of directors to the Company’s stockholders under applicable Legal Requirements in light of such Superior Offer (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(G)” or otherwise); or

(ii) if: (A) there shall occur or arise after the date of this Agreement a material development or material change in circumstances that relates to the Acquired Corporations but does not relate to any Acquisition Proposal (any such material development or material change in circumstances unrelated to an Acquisition Proposal being referred to as an “Intervening Event”); (B) no Acquired Corporation, and no Representative of any Acquired Corporation, had Knowledge, as of the date of this Agreement, that such Intervening Event was reasonably likely to occur or arise after the date of this Agreement; (C) the Company provides Parent, at least two business days prior to any meeting of the Company’s board of directors at which such board of directors will consider and determine whether such Intervening Event may require the Company to withdraw or modify the Company Board Recommendation, with a written notice specifying the date and time of such meeting, the reasons for holding such meeting and a description of such Intervening Event; (D) the Company’s board of directors determines in good faith, after obtaining and taking into account the advice of its outside legal counsel, that, in light of such Intervening Event, the failure to so withdraw or modify the Company Board

Recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements; (E) the Company Board Recommendation is not withdrawn or modified in a manner adverse to Parent at any time within the period of five business days after Parent receives written notice from the Company confirming that the Company’s board of directors has determined that the failure to withdraw or modify the Company Board Recommendation in light of such Intervening Event would be reasonably likely to constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements; (F) during such five business day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that no withdrawal or modification to the Company Board Recommendation is legally required as a result of such Intervening Event; and (G) at the end of such five business day period, the failure to withdraw or modify the Company Board Recommendation would still be reasonably likely to constitute a breach of the fiduciary obligations of the Company’s board of directors to the Company’s stockholders under applicable Legal Requirements in light of such Intervening Event (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(F)” or otherwise).

The Company shall ensure that any withdrawal or modification of the Company Board Recommendation: (1) shall not affect the validity of the original approval of this Agreement as of the date of this Agreement or any other approval of the Company’s board of directors; and (2) shall not have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the Merger or any of the other transactions contemplated by this Agreement or by the Voting Agreement.

(d) Notwithstanding the terms of Section 5.2(a), if on a date for which the Company Stockholders’ Meeting is scheduled (the “Company Meeting Original Date”), the Company has not received proxies representing a sufficient number of shares of Company Common Stock to adopt this Agreement, whether or not a quorum is present, the Company shall cause the Company Stockholders’ Meeting to be postponed or adjourned to a date that is the sooner of 20 business days after the Company Meeting Original Date and two business days prior to the End Date (as defined in Section 8.1(b)), or to such other date as Parent and the Company may mutually determine.

(e) The Company’s obligation to call, give notice of and hold the Company Stockholders’ Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, by any Intervening Event or by any withdrawal or modification of the Company Board Recommendation.

5.3  Stock Options, RSUs and ESPP.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, other than the Identified Company Options (as defined in Section 5.3(b)), shall be converted into and become an option to purchase Parent Common Stock, with such conversion effected through Parent, at Parent’s option, either: (i) assuming such Company Option; or (ii) replacing such Company Option by issuing a reasonably equivalent replacement stock option to purchase Parent Common Stock in substitution therefor, in either case in accordance with the terms (as in effect as of the date of this Agreement) of the applicable Company Equity Plan and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under Company Options assumed or replaced by Parent shall thereupon be converted into options with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (A) each Company Option assumed or replaced by Parent may be exercised solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Company Option assumed or replaced by Parent shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time by the Conversion Ratio (as defined below), and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (C) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed or replaced by Parent shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by the Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (D) subject to the terms of the stock option agreement by which such Company Option is evidenced, any restriction on the exercise of any Company Option assumed or replaced by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged as a result of the assumption or replacement of such Company Option; provided, however, that Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to each Company Option assumed or replaced by Parent. The “Conversion Ratio” shall be equal to the sum of (1) the Exchange Ratio; plus (2) the fraction having a numerator equal to the Per Share Cash Amount and having a denominator equal to the average of the closing sale prices of a share of Parent Common Stock as reported on the NASDAQ Global Select Market for each of the five consecutive trading days immediately preceding the Closing Date (the “Average Parent Stock Price”).

(b) Prior to the Effective Time, the Company shall cause each unexercised Identified Company Option that is outstanding immediately prior to the Effective Time (whether or not vested) to be cancelled, terminated and extinguished as of the Effective Time, and upon the cancellation thereof the holder of each such Identified Company Option shall be granted the right to receive, in respect of each share of Company Common Stock subject to such Identified Company Option immediately prior to such cancellation, an amount (subject to any applicable withholding Tax) in cash equal to: (i) the sum of (A) the Per Share Cash Amount plus (B) an amount equal to the product of the Exchange Ratio multiplied by the Average Parent Stock Price (such sum being referred to as the “Gross Cash Amount”); minus (ii) the exercise price per share of Company Common Stock subject to such Identified Company Option (it being understood that, if the exercise price payable in respect of a share of Company Common Stock subject to any such Identified Company Option equals or exceeds the Gross Cash Amount, then the amount payable under this Section 5.3(b) with respect to such Identified Company Option shall be zero). Each holder of an outstanding Identified Company Option cancelled as provided in this Section 5.3(b) shall cease to have any rights with respect thereto, except the right to receive the cash consideration (if any) specified in this Section 5.3(b), without interest. Parent shall cause the cash payments described in this Section 5.3(b) to be paid promptly following the Effective Time. For purposes of this Agreement, an “Identified Company Option” shall mean a Company Option identified by Parent prior to the Effective Time that is held by: (1) any member of the board of directors of the Company; (2) any of the individuals listed on Schedule 5.4(b) who may be designated by Parent in writing prior to the Effective Time as a holder of Identified Company Options prior to the Effective Time; or (3) any other Company Associate mutually agreed upon by Parent and the Company in writing.

(c) At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, whether or not vested, other than the Identified Company RSUs (as defined in Section 5.3(d)), shall be converted into and become a right to be issued Parent Common Stock, with such conversion effected through Parent, at Parent’s option, either: (i) assuming such Company RSU; or (ii) replacing such Company RSU by issuing a reasonably equivalent replacement right to be issued Parent Common Stock in substitution therefor, in either case in accordance with the terms (as in effect as of the date of this Agreement) of the applicable Company Equity Plan and the terms of the award agreement by which such Company RSU is evidenced. All rights with respect to Company Common Stock under Company RSUs assumed or replaced by Parent shall thereupon be converted into rights to be issued Parent Common Stock upon settlement of such assumed or replaced Company RSUs. Accordingly, from and after the Effective Time: (A) each Company RSU assumed or replaced by Parent will represent a right to be issued solely shares of Parent Common Stock upon settlement thereof; (B) the number of shares of Parent Common Stock subject to each Company RSU assumed or replaced by Parent shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Company RSU immediately prior to the Effective Time by the Conversion Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (C) subject to the terms of the award agreement by which such Company RSU is evidenced, any restriction on the issuance of shares under any Company RSU assumed or replaced by Parent shall continue in full force and effect and the term, vesting schedule and other provisions of such Company RSU shall otherwise remain unchanged as a result of the assumption or replacement of such Company RSU; provided, however, that Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to each Company RSU assumed or replaced by Parent.

(d) Prior to the Effective Time, the Company shall cause each Identified Company RSU that is outstanding immediately prior to the Effective Time (whether or not vested) to be cancelled, terminated and extinguished as of the Effective Time, and upon the cancellation thereof the holder of each such Identified Company RSU shall be granted the right to receive, in respect of each share of Company Common Stock subject to such Identified Company RSU immediately prior to such cancellation, an amount (subject to any applicable withholding Tax) in cash equal to the Gross Cash Amount. Each holder of an outstanding Identified Company RSU cancelled as provided in this Section 5.3(d) shall cease to have any rights with respect thereto, except the right to receive the cash consideration specified in this Section 5.3(d), without interest. Parent shall cause the cash payments described in this Section 5.3(d) to be paid promptly following the Effective Time. For purposes of this Agreement, an “Identified Company RSU” shall mean each Company RSU identified by Parent prior to the Effective Time that is held by: (1) any member of the board of directors of the Company; (2) any of the individuals listed on Schedule 5.4(b) who may be designated by Parent in writing prior to the Effective Time as a holder of Identified Company RSUs; or (3) any other Company Associate mutually agreed upon by Parent and the Company in writing.

(e) Parent shall file with the SEC, no later than 15 business days after the date on which the Merger becomes effective, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Company Options and Company RSUs assumed or replaced by Parent in accordance with Sections 5.3(a) and 5.3(c), and shall use its reasonable best efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options or restricted stock units remain outstanding.

(f) At the Effective Time, if Parent determines that it desires to do so, Parent may assume any or all of the Company Equity Plans or merge any such Company Equity Plan into any equity incentive plan of Parent. If Parent elects to so assume or merge any Company Equity Plan, then, under such Company Equity Plan, Parent shall be entitled to grant stock awards, to the extent permissible under applicable Legal Requirements, using the share reserves of such Company Equity Plan as of the Effective Time (including any shares returned to such share reserves as a result of the termination of Company Options and Company RSUs that are assumed or replaced by Parent pursuant to Sections 5.3(a) and 5.3(c)), except that: (i) stock covered by such awards shall be shares of Parent Common Stock; (ii) all references in such Company Equity Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Conversion Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (iii) Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to the administration of such Company Equity Plan.

(g) Prior to the Effective Time, the Company shall take all action that may be necessary (under the Company Equity Plans and otherwise) to effectuate the provisions of this Section 5.3 and to ensure that, from and after the Effective Time, holders of Company Options and Company RSUs have no rights with respect thereto other than those specifically provided in this Section 5.3.

(h) Prior to the Effective Time, Parent shall, in its sole discretion, elect to either (x) assume or replace the Company ESPP Options in accordance with Section 5.3(h)(i), or (y) cause the Company ESPP to be terminated prior to the Effective Time in accordance with Section 5.3(h)(ii). Parent may make different elections with respect to the Company ESPP as it applies to participants in the United States and in foreign jurisdictions, as Parent, in its sole discretion, shall determine. Parent shall notify the Company of its election no less than fifteen days prior to the Closing.

(i) If Parent elects to assume or replace the Company ESPP Options, at the Effective Time, each Company ESPP Option under the Company ESPP that is outstanding and unexercised immediately prior to the Effective Time and for which a Company ESPP Offering Period has not expired shall be converted into and become an option to purchase Parent Common Stock, with such conversion effected through Parent, at Parent’s option, either: (A) assuming such Company ESPP Option; or (B) replacing such Company ESPP Option by issuing a reasonably equivalent replacement stock option to purchase Parent Common Stock in replacement therefor, in either case in accordance with the terms of the Company ESPP (as in effect on the date of this Agreement) and the terms of the Company ESPP Subscription Agreement (as in effect immediately prior to the Effective Time) of each Company Associate who is participating in the Company ESPP immediately prior to the Effective Time. All rights with respect to Company Common Stock under Company ESPP Options assumed or replaced by Parent shall thereupon be converted into options with respect to Parent Common Stock. Accordingly, from and after the Effective Time:

(1) each Company ESPP Option assumed or replaced by Parent will be automatically exercised solely for shares of Parent Common Stock; (2) the number of shares of Parent Common Stock subject to each Company ESPP Option assumed or replaced by Parent shall be determined by dividing the Company ESPP Contributions of each participant in the Company ESPP as of the applicable Company ESPP Purchase Date by the per share exercise price determined pursuant to clause “(3)” of this sentence, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (3) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company ESPP Option assumed or replaced by Parent shall be determined to be the lower of (x) 85% of the Company ESPP Offering Date Fair Market Value divided by the Conversion Ratio, rounding the resulting exercise price up to the nearest whole cent, and (y) 85% of the Parent Common Stock Fair Market Value on the Company ESPP Purchase Date, rounding the exercise price up to the nearest whole cent; and (D) any restriction on a Company ESPP Option, as set forth in the terms of the Company ESPP (as in effect on the date of this Agreement) and in a Company ESPP Subscription Agreement (as in effect immediately prior to the Effective Time) shall continue in full force and effect notwithstanding such assumption or replacement.

(ii) If Parent elects to cause the Company ESPP to be terminated prior to the Effective Time, the Company shall take all action that may be necessary to: (A) cause any outstanding offering period under the Company ESPP to be terminated as of the last business day prior to the date on which the Merger becomes effective; (B) make any pro-rata adjustments that may be necessary to reflect the shortened Company ESPP Offering Period, but otherwise treat such shortened Company ESPP Offering Period as a fully effective and completed Company ESPP Offering Period for all purposes under the Company ESPP; (C) cause the exercise (as of the last business day prior to the date on which the Merger becomes effective) of each outstanding Company ESPP Option; and (D) provide that no further Company ESPP Offering Period or Company ESPP Purchase Period shall commence after the Effective Time; provided, however, that the actions described in clauses “(A)” through “(D)” of this sentence shall be conditioned upon the consummation of the Merger. On such new Company ESPP Purchase Date, the Company shall apply each participant’s Company ESPP Contributions as of such date to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company ESPP. Immediately prior to and effective as of the Effective Time (and subject to the consummation of the Merger), the Company shall terminate the Company ESPP.

5.4  Employee Benefits.

(a) As of the Closing Date and for a period of at least one year following the Closing Date, Parent, in its sole and absolute discretion, shall be permitted to do any of the following: (x) cause the Company Employee Plans to remain in effect; (y) subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or Legal Requirements, permit employees of the Acquired Corporations who continue employment with Parent, any Acquired Corporation or the Surviving Corporation following the Closing Date (“Continuing Employees”), and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including any generally available vacation, sick, personal time off plans or programs, but excluding the stock compensation plans or arrangements) of Parent on terms not materially less favorable than those provided to similarly situated employees of Parent; or (z) cause any one or more Company Employee Plans to remain in effect as contemplated by clause “(x)” of this sentence and permit Continuing Employees to participate in any one or more benefit plans, programs or policies of Parent as contemplated by clause “(y)” of this sentence. Following the Effective Time, Parent shall cause the Surviving Corporation to comply with the terms of the Company’s Executive Incentive Plan approved by the board of directors of the Company on June 5, 2008, and for purposes of determining the amount that may be earned by a participant in such plan and may become payable by the Surviving Corporation to such participant under such plan, the Company shall be deemed to have achieved at least 100% of the Company’s performance goals under such plan and such participant shall be deemed to have achieved 100% of such participant’s individual performance goals under such plan. If Parent elects to have Continuing Employees and their eligible dependents participate in any employee benefit plan, program or policy of Parent following the Closing Date, then, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or Legal Requirements:

(i) each such Continuing Employee will receive credit for purposes of eligibility to participate, level of benefits, vesting and vacation, sick and personal time off (but not for purposes of benefit accrual) under such plan, program or policy for years of service with an Acquired Corporation, provided that such credit (A) does not result in a duplication of benefits, compensation, incentive or otherwise and (B) does not result in an increase in the level of benefits beyond which a similarly situated employee of Parent would be entitled; and

(ii) if such plan, program or policy is a group health plan of Parent in which Continuing Employees and their eligible dependents will participate, Parent will use its reasonable best efforts to cause any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under such plan to be waived and will use its reasonable best efforts to provide credit for any co-payments and deductibles paid by the Continuing Employees prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under such plan that may apply after the Closing Date.

If Parent, in its sole discretion, elects to terminate a flexible spending account for medical or dependent care expenses under a Company Employee Plan pursuant to Sections 125 and 129 of the Code (the “Company FSA”) during the calendar year in which the Closing occurs, then, for each Continuing Employee who is a participant, and maintains a positive account balance, in the Company FSA (a “Participating FSA Employee”), on the first day such Participating FSA Employee is eligible to participate in the flexible spending account for medical or dependent care expenses under an employee benefit plan of Parent pursuant to Sections 125 and 129 of the Code (the “Parent FSA”), Parent will use its reasonable best efforts to cause the Parent FSA to assume such Participating FSA Employee’s account balance under the Company FSA and the elections made thereunder attributable to such Participating FSA Employee.

(b) Nothing in this Section 5.4 or elsewhere in this Agreement shall be construed to create a right in any Company Associate to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent. Except for Indemnified Persons to the extent of their respective rights pursuant to Section 5.5, no Company Associate, and no Continuing Employee, shall be deemed to be a third party beneficiary of this Agreement. Nothing in this Section 5.4 shall limit the effect of Section 9.8.

(c) Unless otherwise requested by Parent in writing at least five days prior to the Closing Date, the Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the date on which the Merger becomes effective, (i) any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”), and (ii) the Company’s bonus vacation program as described in the Company’s Employee Handbook 2008 (the “Bonus Vacation Program”). If the Company is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company’s board of directors of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which shall be subject to the prior review and approval of Parent). The Company also shall take such other actions in furtherance of terminating such Company 401(k) Plan as Parent may reasonably request. If the Company is required to terminate the Bonus Vacation Program, the Company shall, effective upon termination thereof, award each employee of the Company who is eligible to earn a bonus vacation under the Bonus Vacation Program the prorated number of bonus vacation days or partial days that, when compared with the full award of 10 days, corresponds to the proportion that the number of days of service performed by such employee bears toward the four-year period required to earn a final vacation bonus award.

(d) To the extent any employee notification or consultation requirements are imposed by applicable Legal Requirements with respect to the transactions contemplated by this Agreement, the Company shall cooperate with Parent to ensure that such notification or consultation requirements are complied with prior to the Effective Time. Prior to the Effective Time, neither the Company nor any ERISA Affiliate shall communicate with Continuing Employees regarding post-Closing employment matters, including post-Closing employee benefits and compensation, without the prior written approval of Parent, which shall not be unreasonably withheld.

5.5 Indemnification of Officers and Directors.

(a) Parent and the Company agree that all rights to exculpation, indemnification and advancement of expenses existing as of the date of this Agreement in favor of the current or former directors or officers of the Acquired Corporations (each, an “Indemnified Person”) as provided in their respective Charter Documents or in any Indemnification Agreement (as defined below) shall survive the Merger and shall continue in full force and effect, but only to the extent such rights to exculpation, indemnification and advancement of expenses are available under and consistent with Delaware law. For a period of six years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s Charter Documents as in effect as of the date of this Agreement or in any Indemnification Agreements, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Acquired Corporations; provided, however, that all rights to indemnification in favor of such current or former directors or officers in respect of any Action (as defined in Section 5.5(b)) pending or asserted or any claim made against them within such six-year period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.5. For purposes of this Agreement, “Indemnification Agreement” shall mean any indemnification agreement between an Acquired Corporation and an Indemnified Person in his or her capacity as a director or officer of an Acquired Corporation, as such agreement is in effect as of the date of this Agreement.

(b) Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Person to the fullest extent permitted by applicable Legal Requirements), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”) arising out of, relating to or in connection with any action or omission by such Indemnified Person occurring or alleged to have occurred before the Effective Time in connection with such Indemnified Person serving as an officer or director of any Acquired Corporation; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, the Surviving Corporation shall only be required to indemnify and hold harmless, or advance expenses to, an Indemnified Person if and to the same extent such Indemnified Person is entitled to be indemnified by an Acquired Corporation or has the right to advancement of expenses from an Acquired Corporation pursuant to (i) the Charter Documents of such Acquired Corporation as in effect as of the date of this Agreement or (ii) any Indemnification Agreement between such Acquired Corporation and such Indemnified Person. In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Person in the defense of any such Action.

(c) Prior to the Effective Time, the Company shall purchase a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Acquired Corporations (the “Existing D&O Policies”) with respect to matters arising on or before the Effective Time, covering without limitation (to the extent covered by the Existing D&O Policies) the transactions contemplated by this Agreement (the “Tail Policy”); provided, however, that if such “tail” policy is not available at a cost of less than 300% of the annual premium paid by the Company in 2007 for the Existing D&O Policies (the “Maximum Premium Amount”), the Company shall purchase as much coverage as is available for such amount. Parent shall cause the Tail Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. In the event that any of the carriers issuing or reinsuring the Tail Policy shall become insolvent or otherwise financially distressed such that any of them is unable to satisfy its financial obligations under the Tail Policy at any time during the aforementioned six-year period, Parent agrees that it shall, from time to time, cause the Tail Policy to be replaced with another prepaid “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the Tail Policy, with a term extending for the remainder of such six-year period (the “New Tail Policy”); provided, however, that in no event shall the maximum amount that Parent is required to expend to obtain any New Tail Policy under this Section 5.5(c) exceed the amount by which the Maximum Premium Amount exceeds the sum of (i) the premium paid by the Company for the Tail Policy plus (ii) the aggregate premium(s) paid by Parent and the Surviving Corporation to obtain any other New Tail Policy. In such event, references in this Agreement to the Tail Policy shall be deemed to include any New Tail Policy, as applicable.

(d) Parent shall pay all expenses, including reasonable attorneys’ fees, incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 5.5.

(e) The rights of each Indemnified Person hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Person may have under the Charter Documents of the Acquired Corporations or the Surviving Corporation, under any other indemnification arrangement, under the DGCL or otherwise. The provisions of this Section 5.5 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Persons.

(f) This Section 5.5 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons and shall be binding on Parent and the Surviving Corporation and its successors and assigns. In the event Parent or the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor or assign of Parent or the Surviving Corporation, as the case may be, honors the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in this Section 5.5.

5.6  Regulatory Approvals and Related Matters.

(a) Each party shall use its reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file: (i) the notification and report forms required to be filed under the HSR Act; (ii) any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters; and (iii) any notification or report required by the National Industrial Security Program Operating Manual (DOD 5220.22-M) for facility and personnel security clearances, and any related Department of Energy regulations. The Company and Parent shall respond as promptly as practicable to: (A) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; (B) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters; and (C) any inquiries or requests received from the Defense Security Service or the Department of Energy in connection with facility and personnel security clearances. At the request of Parent, the Company shall agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any other action with respect to any of the businesses, product lines or assets of the Acquired Corporations, provided that any such action is conditioned upon the consummation of the Merger.

(b) Subject to the limitations set forth in Sections 5.6(c), 5.12(a) and 8.3(f), Parent and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to the limitations set forth in Sections 5.6(c), 5.12(a) and 8.3(f), each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party or any of its Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement; (ii) shall use its reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party or any of its Subsidiaries in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iii) shall use its reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger or any of the other transactions contemplated by this Agreement. Each of Parent and the Company shall provide the other party with a copy of each proposed filing with or other submission to any Governmental Body relating to any of the transactions contemplated by this Agreement, and shall give the other party a reasonable time prior to making such filing or other submission in which to review and comment on such proposed filing or other submission. The Company shall promptly deliver to Parent a copy of each such filing or other submission made, each notice given and each Consent obtained by any Acquired Corporation during the Pre-Closing Period.

(c) Notwithstanding anything to the contrary contained in this Section 5.6 or elsewhere in this Agreement, neither Parent nor Merger Sub shall have any obligation under this Agreement to take any of the following actions, if Parent determines in good faith that taking such actions would reasonably be expected to materially affect the business or interests of Parent, any of Parent’s Subsidiaries or any of the Acquired Corporations in any adverse way: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause any of the Acquired Corporations to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Corporations to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any technology, software or other Intellectual Property or Intellectual Property Right, or to commit to cause any of the Acquired Corporations to license or otherwise make available to any Person any technology, software or other Intellectual Property or Intellectual Property Right; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Corporations to hold separate any assets or operations; (v) to make or cause any of its Subsidiaries to make any commitment, or to commit to cause any of the Acquired Corporations to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Corporations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Merger or any of the other transactions contemplated by this Agreement.

5.7  Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or would reasonably be expected to have or result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing of any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to any of the Acquired Corporations. No notification given to Parent pursuant to this Section 5.7(a) or any information or knowledge obtained pursuant to Section 4.1 shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

(b) During the Pre-Closing Period, Parent shall promptly notify the Company in writing of: (i) the discovery by Parent of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Parent in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Parent in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Parent; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely. No notification given to the Company pursuant to this Section 5.7(b) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement.

5.8 Disclosure.  Subject to the terms of Section 4.3(f), except in connection with a valid withdrawal or modification to the Company Board Recommendation made in accordance with Section 5.2(c), Parent and the Company: (a) shall consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use their respective reasonable best efforts to agree on, any press release or other public statement with respect to the Merger or any of the other transactions contemplated by this Agreement or by the Voting Agreement; and (b) except for press releases and public statements required by applicable Legal

Requirements or by obligations pursuant to any listing agreement with any national securities exchange, shall not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement. Notwithstanding the foregoing, Parent and the Company may make public statements in response to questions from the press, analysts, investors or those attending industry conferences so long as such statements are substantially consistent with press releases, public disclosures or public statements previously issued or made by Parent.

5.9  Merger Sub Compliance.  Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business that is not related to the Merger and the transactions contemplated hereby.

5.10  Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock being issued pursuant to the Merger to be approved for listing (subject to notice of issuance) on the NASDAQ Global Select Market at or prior to the Effective Time.

5.11  Resignation of Officers and Directors.  The Company shall use its reasonable best efforts to obtain and deliver to Parent at or prior to the Effective Time the resignation of each officer and director of each of the Acquired Corporations.

5.12  Financing.

(a) Parent shall use its reasonable best efforts to cause to be taken all actions necessary to obtain the Debt Financing on the terms and subject to the conditions described in the Debt Commitment Letter, including using its reasonable best efforts to: (i) maintain in effect the Debt Commitment Letter and negotiate and enter into definitive agreements with respect to the Debt Financing (A) on the terms and subject to the conditions reflected in the Debt Commitment Letter or (B) on other terms that are acceptable to Parent and would not materially and adversely impact the ability of Parent to consummate the transactions contemplated by this Agreement on a timely basis; (ii) comply on a timely basis with all covenants, and satisfy on a timely basis all conditions, required to be complied with or satisfied by Parent in the Debt Commitment Letter and in such definitive agreements; (iii) cause the Debt Financing to be consummated at such time or from time to time as is necessary for Parent to satisfy its obligations under this Agreement; (iv) pay any and all commitment or other fees in a timely manner that become payable by Parent or Merger Sub under the Debt Commitment Letter following the date of this Agreement, to the extent that the failure to pay such fees would be reasonably expected to adversely impact the availability of the financing thereunder; (v) obtain rating agency approvals to the extent required to obtain the Debt Financing; and (vi) seek to enforce its rights under the Debt Commitment Letter; provided, however, that, notwithstanding anything to the contrary contained in this Agreement: (1) Parent shall have the right to substitute other debt or equity financing for all or any portion of the Debt Financing from the same and/or alternative financing sources so long as such substitute financing is subject to funding conditions that are not materially less favorable to Parent than the funding conditions set forth in the Debt Commitment Letter and so long as such substitute financing would not materially and adversely impact the ability of Parent to consummate the transactions contemplated by this Agreement on a timely basis; and (2) Parent shall not be required to, and Parent shall not be required to cause any other Person to, commence, participate in, pursue or defend any Legal Proceeding against or involving any of the Persons that have committed to provide any portion of, or otherwise with respect to, the Debt Financing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter for any reason or the Debt Commitment Letter shall be terminated or modified in a manner materially adverse to Parent for any reason, Parent shall use its reasonable best efforts to obtain, as promptly as practicable, from the same and/or alternative financing sources alternative financing on terms not materially less favorable to Parent than the terms of the Debt Financing in an amount equal to the lesser of (i) an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement (after taking into consideration the funds otherwise available to Parent and the Acquired Corporations), and (ii) the amount of financing that was contemplated by the Debt Financing Letter on the date of this Agreement. In the event any alternative or substitute financing is obtained by Parent in accordance with the terms of this Section 5.12(a) (the “Alternative Financing”), references in this Agreement to the Debt Financing (including, for avoidance of doubt, the references in this Section 5.12 and Exhibit A, but excluding references in Section 3.6) shall be deemed to refer to the Alternative Financing, and if a new financing commitment letter is entered into in connection with such Alternative Financing (the “New

Commitment Letter”), references in this Agreement to the Debt Commitment Letter (including, for avoidance of doubt, the references in this Section 5.12, but excluding the references in Section 3.6 and in clause “(ii)” of the preceding sentence) shall be deemed to refer to the New Commitment Letter. Parent will provide the Company with a copy of any New Commitment Letter obtained by Parent in connection with an Alternative Financing as promptly as practicable following the execution thereof.

(b) Parent shall keep the Company reasonably informed with respect to all material activity concerning the status of the Debt Financing, including the status of Parent’s efforts to comply with its covenants under, and satisfy the conditions contemplated by, the Debt Commitment Letter and shall give the Company prompt notice of any event or change that Parent determines will materially and adversely affect the ability of Parent to consummate the Debt Financing. Without limiting the foregoing, Parent agrees to notify the Company promptly, and in any event within two business days, if at any time: (i) the Debt Commitment Letter shall expire or be terminated for any reason; or (ii) any financing source that is a party to the Debt Commitment Letter notifies Parent in writing that such source no longer intends to provide financing to Parent on the terms set forth in the Debt Commitment Letter. Parent shall not, without the prior written consent of the Company, amend the Debt Commitment Letter in any manner (including by way of a side letter or other binding agreement, arrangement or understanding) that would: (A) expand in any material respect, or amend in a manner materially adverse to Parent, the conditions to the Debt Financing set forth in the Debt Commitment Letter; (B) prevent or materially impair or delay the Closing; (C) subject to Parent’s right to obtain substitute financing set forth in Section 5.12(a), reduce the aggregate amount of financing set forth in the Debt Commitment Letter to an amount below the amount needed (in combination with all funds held by or otherwise available to Parent and the Acquired Corporations) to consummate the Merger; or (D) to the Knowledge of Parent, materially and adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter.

(c) During the Pre-Closing Period, upon the request of Parent, the Company shall, and shall cause its Subsidiaries and the Representatives of the Acquired Corporations to, cooperate reasonably with Parent in connection with Parent’s financing of the Merger, including by: (i) participating in meetings and road shows, if any; (ii) providing on a timely basis information reasonably requested by Parent relating to such financing; (iii) preparing in a timely manner business projections and financial statements (including pro forma financial statements); (iv) assisting in a timely manner in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents; (v) using its reasonable best efforts to ensure that the syndication efforts of the lead arrangers for the Debt Financing (or any Alternative Financing) benefit materially from the existing lending relationships of the Acquired Corporations; (vi) providing such assistance as Parent may reasonably require in procuring a corporate credit rating for Parent from Standard & Poor’s Rating Services and a corporate family credit rating for Parent from Moody’s Investor Services, Inc. at least 30 business days prior to the Closing Date; and (vii) obtaining the consent of, and customary comfort letters from, Ernst & Young LLP (including by providing customary management letters and requesting legal letters to obtain such consent) if necessary or desirable for Parent’s use of the Company’s financial statements. Without limiting the generality of the foregoing, the Company shall ensure that all financial and other projections concerning the Acquired Corporations that are made available to Parent after the date of this Agreement are prepared in good faith and are based upon assumptions that are reasonable at the time made. Notwithstanding the foregoing: (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Acquired Corporations; and (B) no Acquired Corporation shall be required to pay any commitment or other similar fee or incur any other liability in connection with the financing contemplated by the Debt Commitment Letter prior to the Effective Time (unless such fee or liability is subject to the immediately succeeding sentence or such fee or liability is conditional on the occurrence of the Effective Time). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses of the Company’s counsel and the Company’s accountants incurred by the Acquired Corporations in connection with such requested cooperation, and, except in cases involving fraud or intentional misconduct or intentional misrepresentation on the part of any of the Acquired Corporations or any Representative of any Acquired Corporation, Parent shall indemnify and hold harmless the Acquired Corporations against any costs, expenses or liabilities incurred by the Acquired Corporations as a result of any Action against the Acquired Corporations arising out of any acts performed by the Acquired Corporations at Parent’s request under this Section 5.12.

5.13  Stockholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation (including any class action or derivative litigation) against the Company and/or any of its directors or officers relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement, and no compromise or full or partial settlement of any such litigation shall be agreed to by the Company without Parent’s prior written consent. Any such participation by Parent shall be at Parent’s sole cost and expense.

5.14  Section 16 Matters.  Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and the acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. At least 30 days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Common Stock held by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger; (b) the number of Company Options and Company RSUs held by such individual and expected to be converted into options to purchase or rights to be issued shares of Parent Common Stock in connection with the Merger; and (c) the number of other derivative securities (if any) with respect to Company Common Stock held by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

Section 6.  Conditions Precedent to Obligations of Parent and Merger Sub

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

6.1  Accuracy of Representations.

(a) Each of the representations and warranties of the Company contained in this Agreement, other than the Designated Representations, shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific date, which shall have been accurate in all respects as of such date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have or result in, a Company Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties: (i) all “Company Material Adverse Effect” and other materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

(b) Each of the Designated Representations shall have been accurate in all material respects as of date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than any Designated Representation made as of a specific date, which shall have been accurate in all material respects as of such date); provided, however, that, for purposes of determining the accuracy of the Designated Representations, any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

6.2  Performance of Covenants.  The covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3  Effectiveness of Registration Statement.  The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued with respect to the Form S-4 Registration Statement that remains in effect, no proceeding seeking a stop order with respect to the Form S-4 Registration Statement shall have been initiated by the SEC that remains pending and Parent shall not have received any written communication from the SEC that remains outstanding in which the SEC indicates a material likelihood that it will initiate a proceeding seeking a stop order with respect to the Form S-4 Registration Statement.

6.4  Stockholder Approval.  This Agreement shall have been duly adopted by the Required Company Stockholder Vote, and holders of less than 20% in the aggregate of the outstanding shares of Company Common Stock shall have perfected their appraisal rights under Section 262 of the DGCL with respect to their shares of Company Common Stock or shall otherwise continue to have appraisal rights under any applicable law.

6.5  Consents.  The Consents identified in Part 6.5 of the Disclosure Schedule shall have been obtained and shall be in full force and effect.

6.6  Agreements and Documents.  Parent and the Company shall have received the following agreements and documents, each of which shall be in full force and effect:

(a) a Noncompetition and Non-Solicitation Agreement dated as of July 21, 2008 duly executed by Bobby R. Johnson, Jr.; and

(b) a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company confirming that the conditions set forth in Sections 6.1, 6.2 and 6.13 have been duly satisfied.

6.7  No Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

6.8  Regulatory Matters.

(a) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Parent or the Company and the Federal Trade Commission or the Department of Justice pursuant to which Parent or the Company has agreed not to consummate the Merger for any period of time.

(b) Any waiting period applicable to the consummation of the Merger under any applicable foreign antitrust or competition law or regulation or under any other foreign Legal Requirement shall have expired or been terminated, except where the failure of any particular waiting period to have expired or to have been terminated prior to the Closing would not reasonably be expected to materially affect the business of Parent or any Acquired Corporation in any adverse way.

(c) Any Governmental Authorization or other Consent required to be obtained under any applicable antitrust or competition law or regulation or under any other Legal Requirement shall have been obtained and shall remain in full force and effect (except where the failure to have obtained a particular Consent prior to the Closing would not reasonably be expected to materially affect the business of Parent or any Acquired Corporation in any adverse way), and no such Governmental Authorization or other Consent shall require, contain or contemplate any term, limitation, condition or restriction that Parent determines in good faith to be materially burdensome.

6.9  Listing.  The shares of Parent Common Stock to be issued pursuant to the Merger shall have been approved for listing (subject to notice of issuance) on the NASDAQ Global Select Market.

6.10  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

6.11  No Governmental Litigation.  There shall not be pending any Legal Proceeding in which a Governmental Body is a party, and neither Parent nor any Acquired Corporation shall have received any written communication from any Governmental Body in which such Governmental Body indicates a material likelihood of commencing any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the

Merger or any of the other transactions contemplated by this Agreement and seeking to obtain from Parent or any of the Acquired Corporations any damages or other relief that may be material to Parent or the Acquired Corporations; (c) seeking to prohibit or limit in any material respect Parent’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (d) that could materially and adversely affect the right or ability of Parent or any of the Acquired Corporations to own the assets or operate the business of any of the Acquired Corporations; (e) seeking to compel any of the Acquired Corporations, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement; or (f) seeking to impose (or that could result in the imposition of) any criminal sanctions or liability on any of the Acquired Corporations.

6.12  Current SEC Reports.  The Company shall have filed all statements, reports, schedules, forms and other documents required to be filed with the SEC since the date of this Agreement.

6.13  No Restatement.  Since the date of this Agreement, (a) neither the Company nor its board of directors or any committee of its board of directors shall have determined or shall have otherwise concluded that any financial statements of the Company included or required to be included in any report or other document filed with the SEC should no longer be relied upon because of an error in such financial statements, (b) the Company’s independent accountant shall not have withdrawn or stated its intention to withdraw its opinion with respect to any financial statements of the Company, and (c) there shall have been no restatement or proposed restatement of any financial statements of the Company (except for any restatement that has been completed, publicly announced and fully and properly reflected in reports and other documents filed with the SEC with the express consent of the Company’s independent accountant).

6.14  Minimum Cash Balance.  The sum of the aggregate amount of unrestricted cash held by the Company in the U.S. plus the liquidation value of the immediately liquid cash equivalents held by the Company in the U.S. shall exceed the lesser of (a) $800,000,000, and (b) the dollar amount necessary to enable the condition set forth in clause “(xi)” (relating to consolidated unrestricted cash and cash equivalents) of Annex III to the Debt Commitment Letter to be satisfied.

Section 7.  Conditions Precedent to Obligation of the Company

The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of the following conditions:

7.1  Accuracy of Representations.  Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any representation and warranty made as of a specific date, which shall have been accurate in all material respects as of such date), except where the failure of the representations and warranties of Parent and Merger Sub to be accurate in all material respects would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger; provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded.

7.2  Performance of Covenants.  All of the covenants and obligations in this Agreement that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects, except where the failure to comply with or perform such covenants and obligations in all material respects would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger.

7.3  Effectiveness of Registration Statement.  The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued with respect to the Form S-4 Registration Statement that remains in effect, no proceeding seeking a stop order with respect to the Form S-4 Registration Statement shall have been initiated by the SEC that then remains pending and Parent shall not have received any written communication from the SEC that remains outstanding in which the SEC indicates a material likelihood that it will initiate a proceeding seeking a stop order with respect to the Form S-4 Registration Statement.

7.4  Stockholder Approval.  This Agreement shall have been duly adopted by the Required Company Stockholder Vote.

7.5  Closing Certificate.  The Company shall have received a certificate executed by an officer of Parent confirming that the conditions set forth in Sections 7.1 and 7.2 have been duly satisfied.

7.6  Listing.  The shares of Parent Common Stock to be issued pursuant to the Merger shall have been approved for listing (subject to notice of issuance) on the NASDAQ Global Select Market.

7.7  HSR Waiting Period.  The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Parent and the Federal Trade Commission or the Department of Justice pursuant to which Parent has agreed not to consummate the Merger for any period of time.

7.8  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any U.S. court of competent jurisdiction or other U.S. Governmental Body and remain in effect, and there shall not be any U.S. Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

Section 8.  Termination

8.1  Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by December 31, 2008 (the “End Date”); provided, however, that, subject to the proviso below, a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the End Date results from a failure on the part of such party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time; provided, further, that if the Merger is not consummated by the End Date as a result of a Financing Failure, then, notwithstanding the first proviso to this Section 8.1(b), Parent may terminate this Agreement pursuant to this Section 8.1(b);

(c) by either Parent or the Company if a U.S. court of competent jurisdiction or other U.S. Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either Parent or the Company if: (i) the Company Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on a proposal to adopt this Agreement; and (ii) this Agreement shall not have been adopted at the Company Stockholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Vote; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to have this Agreement adopted by the Required Company Stockholder Vote results from a failure on the part of such party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;

(e) by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote) if a Triggering Event shall have occurred;

(f) by Parent if: (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement such that the condition set forth in Section 6.1(a) or the condition set forth in Section 6.1(b) would not be satisfied, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 6.1(a) or the condition set forth in Section 6.1(b) would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date: (A) all “Company Material Adverse Effect” and other materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded); (ii) any of the Company’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; or (iii) there shall have been a Company Material Adverse Effect following the date of this Agreement; provided, however, that, for purposes of clauses “(i)” and “(ii)” above, if an inaccuracy in any of the Company’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by the Company is curable by the Company by the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent gives the Company notice of such inaccuracy or breach;

(g) by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement such that the condition set forth in Section 7.1 would not be satisfied, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 7.1 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded); or (ii) if any of Parent’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that: (A) if an inaccuracy in any of Parent’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by Parent is curable by Parent by the End Date and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that the Company gives Parent notice of such inaccuracy or breach; and (B) except in the case of a Willful Breach by Parent, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) by reason of (1) any inaccuracy in any representation or warranty contained in Section 3.6 or Section 3.7 or any inaccuracy in any of Parent’s other representations and warranties in this Agreement relating to the Debt Financing (regardless of whether such representations and warranties refer specifically to the Debt Financing) or (2) any breach of any of the Parent Financing Covenants; or

(h) by the Company after the Designated Date if: (i) the Effective Time shall not have occurred on the Designated Date; (ii) at the time of the termination of this Agreement each of the conditions set forth in Sections 6 and 7 (other than the conditions set forth in Sections 6.6(b) and 7.5) shall be satisfied or shall have been waived; and (iii) at the time of the termination of this Agreement there exists an uncured Financing Failure that resulted in the Effective Time not occurring on the Designated Date.

Notwithstanding anything to the contrary contained in this Section 8.1, this Agreement may not be terminated by any party unless any fee required to be paid (or caused to be paid) by such party pursuant to Section 8.3 at or prior to the time of such termination shall have been paid in full.

8.2  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that: (i) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect; (ii) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (iii) except as provided in Section 8.3(f), the termination of this Agreement shall not relieve any party from any liability for any intentional or willful inaccuracy in or intentional or willful breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

8.3  Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, incurred in connection with the filing, printing and mailing of the Form S-4 Registration Statement and the Prospectus/Proxy Statement and any amendments or supplements thereto.

(b) If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d), then the Company shall promptly reimburse Parent for all reasonable and documented out-of-pocket fees and expenses (including all attorneys’ fees, accountants’ fees, financial advisory fees and filing fees) that have been incurred or paid or that may become payable by or on behalf of Parent or any of its Subsidiaries (i) in connection with the preparation, negotiation and performance of this Agreement, the Debt Commitment Letter and all related agreements and documents, (ii) in connection with the due diligence investigation conducted with respect to the Acquired Corporations, and (iii) in connection with all transactions contemplated by this Agreement and the Debt Commitment Letter, up to a maximum of $10,000,000.

(c) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b), (ii) at or prior to the time of the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, (iii) at the time of the termination of this Agreement, the conditions set forth in Sections 6.8(a) and 7.7 shall have been satisfied, but a final vote of holders of Company Common Stock on the adoption of this Agreement shall not have taken place, and (iv) on or prior to the first anniversary of such termination, either (A) a Specified Acquisition Transaction (as defined below) is consummated or (B) a definitive agreement relating to a Specified Acquisition Transaction is entered into and, following such first anniversary, the Specified Acquisition Transaction to which such definitive agreement relates (or any other Specified Acquisition Transaction among or involving the parties to such definitive agreement or any of such parties’ affiliates) is consummated, then the Company shall pay to Parent a nonrefundable fee in the amount of $85,000,000 in cash on or prior to the date of consummation of such Specified Acquisition Transaction. For purposes of this Agreement, the term “Specified Acquisition Transaction” shall have the same meaning as the term “Acquisition Transaction,” except that, solely for purposes of the definition of Specified Acquisition Transaction, all references to “15%” in the definition of “Acquisition Transaction” shall be deemed to refer instead to “50%.”

(d) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d), (ii) prior to the adoption of this Agreement by the Required Company Stockholder Vote an Acquisition Proposal shall have been publicly disclosed, publicly announced, publicly commenced, publicly submitted or publicly made, (iii) as of the date five business days prior to the date of the Company Stockholders’ Meeting, such Acquisition Proposal shall not have been publicly withdrawn, and (iv) on or prior to the first anniversary of such termination, either (A) a Specified Acquisition Transaction is consummated or (B) a definitive agreement relating to a Specified Acquisition Transaction is entered into and, following such first anniversary, the Specified Acquisition Transaction to which such definitive agreement relates (or any other Specified Acquisition Transaction among or involving the parties to such definitive agreement or any of such parties’ affiliates) is consummated, then the Company shall pay to Parent, on or prior to the date of consummation of such Specified Acquisition Transaction, a nonrefundable fee in an amount equal to $85,000,000 minus any amount actually previously paid by the Company to Parent as reimbursement pursuant to Section 8.3(b).

(e) If this Agreement is terminated by Parent pursuant to Section 8.1(e), or if this Agreement is terminated by Parent or the Company pursuant to Section 8.1 following the occurrence of a Triggering Event, then the Company shall pay to Parent a nonrefundable fee in the amount of $85,000,000 in cash within two business days after the termination of this Agreement.

(f) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or by the Company pursuant to Section 8.1(g) and at the time of the termination of this Agreement (A) each of the conditions set forth in Sections 6 and 7 (other than the conditions set forth in Sections 6.6(b) and 7.5) has been satisfied or waived, (B) the Company is ready, willing and able to consummate the Merger, and (C) there exists an uncured Financing Failure, or (ii) this Agreement is terminated by the Company pursuant to Section 8.1(h), then Parent shall pay to the Company in cash, at the time specified in the next sentence, a nonrefundable fee in the amount of $85,000,000 in cash (the “Reverse Termination Fee”). In the case of the termination of this Agreement by the Company pursuant to Section 8.1(b), Section 8.1(g) or Section 8.1(h), in each case under the circumstances set forth in the first sentence of this Section 8.3(f), the Reverse Termination Fee shall be paid by Parent within two business days after such termination; and in the case of the termination of this Agreement by Parent pursuant to Section 8.1(b) under the circumstances set forth in the first sentence of this Section 8.3(f), the Reverse Termination Fee shall be paid by Parent at or prior to the time of such termination. Notwithstanding anything to the contrary contained in Section 5.6(b), Section 8.3, Section 9.12 or elsewhere in this Agreement, if this Agreement is terminated as set forth in the first sentence of this Section 8.3(f), the Company’s right to receive the Reverse Termination Fee pursuant to this Section 8.3(f) shall be the sole and exclusive remedy of the Acquired Corporations and their respective stockholders and affiliates against Parent or any of its Related Persons (as defined below) for, and the Acquired Corporations (on their own behalf and on behalf of their respective stockholders and affiliates) shall be deemed to have waived all other remedies (including equitable remedies) with respect to, (i) any failure of the Merger to be consummated, and (ii) any breach by Parent or Merger Sub of its obligation to consummate the Merger or any other covenant, obligation, representation, warranty or other provision set forth in this Agreement. Upon payment by Parent of the Reverse Termination Fee pursuant to this Section 8.3(f), neither Parent nor any of its Related Persons shall have any further liability or obligation (under this Agreement or otherwise) relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement, and in no event shall any Acquired Corporation (and the Company shall ensure that the Acquired Corporations’ controlled affiliates do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with this Agreement or the transactions contemplated by this Agreement. The parties agree that the Reverse Termination Fee and the agreements contained in this Section 8.3(f) are an integral part of the Merger and the other transactions contemplated by this Agreement and that the Reverse Termination Fee constitutes liquidated damages and not a penalty. In addition, notwithstanding anything to the contrary contained in this Agreement, regardless of whether or not this Agreement is terminated, except for Parent’s obligation to pay to the Company the Reverse Termination Fee if and when such Reverse Termination Fee becomes payable by Parent to the Company pursuant to this Section 8.3(f):

(1) neither Parent nor any of Parent’s Related Parties shall have any liability for (x) any inaccuracy in any representation or warranty set forth in Section 3.6 or Section 3.7 or any inaccuracy in any other representation or warranty relating to the Debt Financing (regardless of whether such representation or warranty refers specifically to the Debt Financing), or (y) any breach of any of the Parent Financing Covenants, unless such inaccuracy or breach constitutes a Willful Breach by Parent; and

(2) in the event of any Financing Failure, neither Parent nor any of Parent’s Related Parties shall have any liability of any nature (for any breach of this Agreement or otherwise) to any Acquired Corporation or to any stockholder or affiliate of any Acquired Corporation.

Without limiting the generality of the preceding sentence and notwithstanding anything to the contrary contained in this Agreement, in no event shall any Acquired Corporation (and the Company shall ensure that the Acquired Corporations’ controlled affiliates do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with any inaccuracy or breach of the type referred to in the preceding sentence or in connection with any Financing Failure (except that the Company may seek to recover the Reverse Termination Fee if and when such Reverse Termination Fee becomes payable by Parent to the Company pursuant to this Section 8.3(f)). For purposes of this Section 8.3(f), Parent’s “Related Persons” shall include: (i) the former, current and future directors, officers, employees, agents, stockholders, Representatives, Subsidiaries, affiliates and assignees of Parent; and (ii) any former, current or future director, officer, affiliate or assignee of any Person described in clause “(i).”

(g) If Parent or the Company fails to pay when due any amount payable under this Section 8.3, then: (i) such party shall reimburse the other party for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 8.3; and (ii) such party shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to other party in full) at a rate per annum of 350 basis points over the “prime rate” (as announced by Bank of America, N.A. or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Section 9.  Miscellaneous Provisions

9.1  Amendment.  This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after the adoption of this Agreement by the Company’s stockholders); provided, however, that after any such adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2  Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3  No Survival of Representations and Warranties.  None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

9.4  Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery.  This Agreement and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that Sections 1 through 8, 10 and 11 of the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with their terms (it being understood that the effectiveness of Section 9 of the Confidentiality Agreement shall be suspended during the Pre-Closing Period and, if this Agreement is terminated prior to the Effective Time, Section 9 of the Confidentiality Agreement shall go back into effect for the period commencing on the termination of this Agreement and ending on July 1, 2009). This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms of this Agreement.

9.5  Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; and (b) each of the parties irrevocably waives the right to trial by jury.

9.6  Disclosure Schedule.  For purposes of this Agreement, each statement or other item of information set forth in the Disclosure Schedule or in any update to the Disclosure Schedule shall be deemed to be a representation and warranty made by the Company in Section 2.

9.7  Attorneys’ Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.8  Assignability; Third Party Beneficiaries.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the Company’s rights or obligations hereunder may be assigned or delegated by the Company without the prior written consent of Parent, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by the Company without Parent’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except that, from and after the Effective Time, the provisions of Section 1 shall be for the benefit of holders of Company Common Stock and the provisions of Section 5.5 shall be for the benefit of the Indemnified Persons.

9.9  Notices.  Each notice, request, demand or other communication under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two business days after being sent; (c) if sent by facsimile transmission before 5:00 p.m. (California time) on any business day, then such communication shall be deemed duly given and made when receipt is confirmed; (d) if sent by facsimile transmission on a day other than a business day and receipt is confirmed, or if sent after 5:00 p.m. (California time) on any business day and receipt is confirmed, then such communication shall be deemed duly given and made on the business day following the date which receipt is confirmed; and (e) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Merger Sub:

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
Attention: General Counsel
Facsimile: (408) 333-5360

with a copy (which shall not constitute notice) to:

Cooley Godward Kronish LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
Attention: Nancy H. Wojtas
Facsimile: (650) 849-7400

if to the Company:

Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054
Attention:  General Counsel, Chief Executive Officer and Chief Financial Officer
Facsimile: (408) 207-1329

with a copy (which shall not constitute notice) to:

Heller Ehrman LLP
275 Middlefield Road
Menlo Park, CA 94025
Attention: Steven J. Tonsfeldt
Facsimile: (650) 324-0638

9.10  Cooperation.  The Company and Parent agree to cooperate fully with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

9.11  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.12  Enforcement.  Except as set forth in Section 8.3(f), in the event of any breach or threatened breach by Parent or the Company of any covenant or obligation of such party contained in this Agreement, the other party shall be entitled to seek: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, (i) the Company shall not be entitled to seek or obtain a decree or order of specific performance to enforce the observance or performance of, and shall not be entitled to seek or obtain an injunction restraining the breach of, or to seek or obtain damages or any other remedy at law or in equity relating to any breach of, any of the Parent Financing Covenants, except with respect to a Willful Breach by Parent of the specific covenant or obligation sought to be enforced, and (ii) in the event of a Financing Failure, the Company shall not be entitled to seek or obtain a decree or order of specific performance to enforce the observance or performance of, and shall not be entitled to seek or obtain an injunction restraining the breach of, or to seek or obtain damages or any other remedy at law or in equity relating to any breach of, any covenant or obligation of Parent or Merger Sub.

9.13  Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

Brocade Communications Systems, Inc.

By:	/s/ Michael Klayto

Name:	Michael Klayto
Title:	CEO

Falcon Acquisition Sub, Inc.

By:	/s/ Tyler Wall

Name:	Tyler Wall
Title:	Secretary

Foundry Networks, Inc.

By:	/s/ Daniel W. Fairfax

Name:	Daniel W. Fairfax

Title: CFO

Merger Agreement Signature Page

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

Acquired Corporations.  “Acquired Corporations” shall mean the Company and the Company’s Subsidiaries.

Acquisition Inquiry.  “Acquisition Inquiry” shall mean an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent) that would reasonably be expected to lead to an Acquisition Proposal.

Acquisition Proposal.  “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

Acquisition Transaction.  “Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which any of the Acquired Corporations is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of any of the Acquired Corporations; or (iii) in which any of the Acquired Corporations issues securities representing more than 15% of the outstanding securities of any class of voting securities of any of the Acquired Corporations;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, consolidated net income or consolidated assets of the Acquired Corporations; or

(c) any liquidation or dissolution of any of the Acquired Corporations.

Agreement.  “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

COBRA.  “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Code.  “Code” shall mean the Internal Revenue Code of 1986, as amended.

Company Affiliate.  “Company Affiliate” shall mean any Person under common control with any of the Acquired Corporations within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.

Company Associate.  “Company Associate” shall mean any current or former employee, independent contractor, consultant or director of or to any of the Acquired Corporations or any Company Affiliate.

Company Common Stock.  “Company Common Stock” shall mean the Common Stock, $0.0001 par value per share, of the Company.

Company Contract.  “Company Contract” shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any Company IP or any other asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

Company Employee Agreement.  “Company Employee Agreement” shall mean any management, employment, severance, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between any of the Acquired Corporations or any Company Affiliate and any Company Associate, other than: (i) any such Contract which is terminable “at will” without any obligation on the part of any Acquired

Corporation or any Company Affiliate to make any severance, change in control or similar payment or provide any benefit; (ii) any Company Employee Plan; and (iii) any Foreign Plan.

Company Employee Plan.  “Company Employee Plan” shall mean any plan, program, policy, practice or Contract providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits, retirement benefits or other benefits or remuneration of any kind, whether written, unwritten or otherwise and whether funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan): (a) that is or has been maintained or contributed to, or required to be maintained or contributed to, by any of the Acquired Corporations or any Company Affiliate for the benefit of any Company Associate; and (b) with respect to which any of the Acquired Corporations or any Company Affiliate has or may incur or become subject to any liability or obligation; provided, however, that Company Employee Agreements and Foreign Plans shall not be considered Company Employee Plans.

Company Equity Award.  “Company Equity Award” shall mean any Company Option or any Company Stock-Based Award.

Company Equity Plan.  “Company Equity Plan” shall mean any of the following: (i) the Company’s 2006 Stock Incentive Plan; (ii) the Company’s 1996 Stock Plan; (iii) the Company’s 1999 Directors’ Stock Option Plan; and (iv) the Company’s 2000 Non-Executive Stock Option Plan, in each case as amended.

Company ESPP.  “Company ESPP” shall mean the Company’s 1999 Employee Stock Purchase Plan.

Company ESPP Contributions.  “Company ESPP Contributions” shall mean all amounts credited through payroll deductions to the account of a participant in the Company ESPP.

Company ESPP Offering Date Fair Market Value.  “Company ESPP Offering Date Fair Market Value” shall mean the “Fair Market Value” (as such term is defined in Section 7(b) of the Company ESPP) of Company Common Stock on the first business day of a Company ESPP Offering Period.

Company ESPP Offering Period.  “Company ESPP Offering Period” shall mean an “Offering Period” under the Company ESPP.

Company ESPP Option.  “Company ESPP Option” shall mean an option to purchase Company Common Stock pursuant to the terms of the Company ESPP and applicable Company ESPP Subscription Agreement.

Company ESPP Purchase Date.  “Company ESPP Purchase Date” shall mean the last day of each Company ESPP Purchase Period.

Company ESPP Purchase Period.  “Company ESPP Purchase Period” shall mean each of the two consecutive periods of six months within a Company ESPP Offering Period.

Company ESPP Subscription Agreement.  “Company ESPP Subscription Agreement” shall mean a subscription agreement that has been completed by a Company Associate and accepted by the Company, pursuant to which such Company Associate has become a participant in the Company ESPP in accordance with the terms of the Company ESPP.

Company IP.  “Company IP” shall mean: (a) all Intellectual Property Rights in or to Company Products and all Intellectual Property Rights in or to Company Product Software; and (b) all other Intellectual Property Rights and Intellectual Property in which any of the Acquired Corporations has (or purports to have) an ownership interest or an exclusive license or similar exclusive right.

Company Material Adverse Effect.  “Company Material Adverse Effect” shall mean any effect, change, claim, event or circumstance that, considered together with all other effects, changes, claims, events and circumstances, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on, (a) the business, financial condition, cash position, liquid assets, capitalization or results of operations of the Acquired Corporations taken as a whole, (b) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its covenants or obligations under the Agreement, or (c) Parent’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to any shares of the stock of the Surviving Corporation, but, subject to the next sentence, shall not include: (i) effects resulting from (A) changes since the date of the Agreement in general economic or political conditions or the securities, credit or financial markets worldwide, (B) changes since the date of the Agreement in conditions generally affecting the industry in which the Acquired Corporations operate, (C) changes since the date of the Agreement in generally accepted accounting principles or the interpretation thereof, (D) changes since the date of the Agreement in Legal Requirements, (E) any acts of terrorism or war since the date of the Agreement, (F) any stockholder class action or derivative litigation commenced against the Company since the date of the Agreement and arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of the Agreement or from allegations of false or misleading public disclosure by the Company with respect to the Agreement, or (G) the termination since the date of the Agreement of the agreements identified in Schedule I to the Agreement pursuant to their terms; (ii) any adverse impact on the Company’s relationships with employees, customers and suppliers of the Company that the Company conclusively demonstrates is directly and exclusively attributable to the announcement and pendency of the Merger; or (iii) any failure after the date of the Agreement to meet internal projections or forecasts for any period. Notwithstanding anything to the contrary contained in the previous sentence or elsewhere in the Agreement: (x) effects resulting from changes or acts of the type described in clauses “(i)(A),” “(i)(B),” (i)(C),” (i)(D)” and “(i)(E)” of the preceding sentence may constitute, and shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect if such changes or acts have, in any material respect, a disproportionate impact on the Acquired Corporations, taken as a whole, relative to other companies in the industry in which the Acquired Corporations operate; and (y) any effect, change, claim, event or circumstance underlying, causing or contributing to any litigation of the type referred to in clause ‘‘(i)(F)” of the preceding sentence, or underlying, causing or contributing to any failure of the type referred to in clause “(iii)” of the preceding sentence, may constitute, and shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect.

Company Option.  “Company Option” shall mean each option to purchase shares of Company Common Stock from the Company, whether granted by the Company pursuant to a Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested; provided however, that a Company ESPP Option shall not be a Company Option.

Company Pension Plan.  “Company Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

Company Preferred Stock.  “Company Preferred Stock” shall mean the Preferred Stock, $0.01 par value per share, of the Company.

Company Privacy Policy.  “Company Privacy Policy” shall mean each external or internal, past or current privacy policy of any of the Acquired Corporations, including any policy relating to: (a) the privacy of any user of any Company Product, any user of any Company Product Software or any user of any website of any Acquired Corporation; (b) the collection, storage, disclosure or transfer of any Personal Data; or (c) any employee information.

Company Product.  “Company Product” shall mean any product (including any system, platform, switch, router, equipment or tool) or software of any Acquired Corporation that, on a stand-alone basis: (a) has been manufactured, marketed, distributed, provided, leased, licensed or sold by or on behalf of any Acquired Corporation at any time since January 1, 2005; (b) any Acquired Corporation currently supports or is obligated to support or maintain; or (c) is under development by or for any Acquired Corporation (whether or not in collaboration with another Person) and is scheduled for release within nine months after the date of the Agreement.

Company Product Software.  “Company Product Software” shall mean any software (regardless of whether such software is owned by an Acquired Corporation or licensed to an Acquired Corporation by another Person, and including firmware and other software embedded in hardware devices) contained or included in or provided with any Company Product or used in the development, manufacturing, maintenance, repair, support, testing or performance of any Company Product.

Company RSU.  “Company RSU” shall mean each restricted stock unit representing the right to vest in and be issued shares of Company Common Stock by the Company, whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

Company Stock-Based Award.  “Company Stock-Based Award” shall mean any restricted stock unit or restricted stock award relating to Company Common Stock, whether granted under any of the Company Equity Plans or otherwise and whether vested or unvested.

Confidentiality Agreement.  “Confidentiality Agreement” shall mean that certain Confidentiality Agreement dated as of June 5, 2008 between the Company and Parent, as amended by Amendment No. 1 to Confidentiality Agreement dated as of July 2, 2008.

Consent.  “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contract.  “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, settlement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.

Designated Representations.  “Designated Representations” shall mean the representations and warranties of the Company contained in: (a) the first sentence of Section 2.3(a) of the Agreement; (b) the first sentence of Section 2.3(b) of the Agreement; (c) Section 2.3(c) of the Agreement; (d) Section 2.21 of the Agreement; and (e) Section 2.22 of the Agreement.

DGCL.  “DGCL” shall mean the Delaware General Corporation Law.

Disclosure Schedule.  “Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company and that has been delivered by the Company to Parent on the date of the Agreement.

DOL.  “DOL” shall mean the United States Department of Labor.

Encumbrance.  “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity.  “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

ERISA.  “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act.  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Financing Failure.  “Financing Failure” shall mean a refusal or other failure, for any reason, on the part of any Person that has executed the Debt Commitment Letter or any definitive financing document relating to the Debt Financing, or on the part of any other Person obligated or expected at any time to provide a portion of the Debt Financing, to provide a portion of such Debt Financing; provided, however, that any such refusal or other failure shall not be deemed to be a “Financing Failure” for purposes of the Agreement if such refusal or other failure results directly from a Willful Breach of any of the Parent Financing Covenants.

FMLA.  “FMLA” shall mean the Family Medical Leave Act of 1993, as amended.

Foreign Plan.  “Foreign Plan” shall mean: (a) any plan, program, policy, practice, Contract or other arrangement of any Acquired Corporation providing benefits of a type described in the definition of Company

Employee Plan that are mandated by a Governmental Body outside the United States; or (b) a plan, program, policy, Contract or other arrangement that provides benefits of a type described in the definition of Company Employee Plan and (i) covers or has covered any Company Associate whose services are or have been performed primarily outside the United States or (ii) is subject to any Legal Requirements of any jurisdiction outside the United States; provided, however, that Company Employee Agreements and Company Employee Plans shall not be considered Foreign Plans.

Form S-4 Registration Statement.  “Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock pursuant to the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

GAAP.  “GAAP” shall mean generally accepted accounting principles in the United States.

Government Bid.  “Government Bid” shall mean any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body.

Government Contract.  “Government Contract” shall mean any prime contract, subcontract, letter contract, basic ordering agreement, blanket purchase agreement, purchase order, task order, teaming agreement, delivery order, grant, cooperative agreement, cooperative research and development agreement or other Contract that is or has been executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

Governmental Authorization.  “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body.  “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including the NASDAQ Stock Market LLC and FINRA-Financial Industry Regulatory Authority).

HIPAA.  “HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

HSR Act.  “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Intellectual Property.  “Intellectual Property” shall mean algorithms, apparatus, databases, data collections, diagrams, formulae, inventions (whether or not patentable), circuit designs and assemblies, IP cores, net lists, photomasks, mask works, layouts, architectures or topology, network configurations and architectures, gate arrays, logic devices, mechanical designs, development tools, files, records and data, all schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, boards and other devices, processes, know-how, logos, marks (including brand names, product names, logos, and slogans), methods, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including firmware, source code and executable or object code), techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Intellectual Property Rights.  “Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

IRS.  “IRS” shall mean the United States Internal Revenue Service.

Knowledge.  An Entity shall be deemed to have “Knowledge” of a fact or other matter if any of the executive officers of such Entity has actual knowledge of such fact or other matter.

Legal Proceeding.  “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement.  “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Made Available to Parent.  Any statement in the Agreement to the effect that any information, document or other material has been “Made Available to Parent” shall mean that (a) such information, document or material was made available by the Company for review for a reasonable period of time by Parent or Parent’s Representatives prior to the execution of the Agreement in the virtual data room maintained by the Company with Merrill Corporation in connection with the transactions contemplated by the Agreement (it being understood that a document that was only made available for review in the virtual data room in the two days prior to the execution of the Agreement shall only be deemed to have been made available for a reasonable period of time if the Company shall have promptly notified Parent or its outside legal counsel that such document was uploaded into the virtual data room), and (b) Parent and Parent’s Representatives had passworded access to such information, document or material throughout such period of time.

Merger Consideration.  “Merger Consideration” shall mean the shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) and the cash consideration that a holder of shares of Company Common Stock who does not perfect his or its appraisal rights under the DGCL is entitled to receive in exchange for such shares of Company Common Stock pursuant to Section 1.5.

Open Source License.  “Open Source License” shall mean any license that has been designated as an approved “open source license” on www.opensource.org (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards Source License (SISSL) and the Apache License).

Order.  “Order” shall mean any order, writ, injunction, judgment or decree issued, entered or otherwise promulgated by a court of competent jurisdiction or other Governmental Body.

Parent Common Stock.  “Parent Common Stock” shall mean the Common Stock, $.001 par value per share, of Parent.

Parent Common Stock Fair Market Value.  “Parent Common Stock Fair Market Value” shall mean the fair market value of Parent Common Stock as determined in accordance with the method set forth in Section 7(b) of the Company ESPP.

Parent Financing Covenants.  “Parent Financing Covenants” shall mean the covenants and obligations of Parent in Section 5.12 of the Agreement and all other covenants and obligations of Parent or Merger Sub in the Agreement that relate to the Debt Financing (including the covenants in Section 5.6(b) of the Agreement as they relate to the Debt Financing), regardless of whether such covenants and obligations refer specifically to the Debt Financing.

PBGC.  “PBGC” shall mean the United States Pension Benefit Guaranty Corporation.

Person.  “Person” shall mean any individual, Entity or Governmental Body.

Personal Data.  “Personal Data” shall include (a) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number and customer or account number, (b) any other piece of information that allows the identification of a natural person and (c) any other data or information collected by or on behalf of any of the Acquired Corporations from users of Company Products, Company Product Software or any website of any Acquired Corporation.

Prospectus/Proxy Statement.  “Prospectus/Proxy Statement” shall mean the prospectus/proxy statement to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting.

Registered IP.  “Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works and registered trademarks and all applications for any of the foregoing.

Representatives.  “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

Sarbanes-Oxley Act.  “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

SEC.  “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act.  “Securities Act” shall mean the Securities Act of 1933, as amended.

Subsidiary.  An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.

Superior Offer.  “Superior Offer” shall mean an unsolicited, bona fide, written offer that (a) is made by a third party to acquire, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, either (i) all or substantially all of the assets of the Acquired Corporations, taken as a whole, or (ii) all or substantially all of the outstanding voting securities of the Company, (b) if accepted and if the transaction contemplated by such offer were consummated, would result in the stockholders of the Company immediately preceding such transaction holding less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (c) was not obtained or made as a direct or indirect result of a breach by the Company of the Agreement, the Confidentiality Agreement or any “standstill” or similar agreement under which any Acquired Corporation has or had any rights or obligations, (d) is on terms and conditions that the board of directors of the Company has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of such offer (including the timing and likelihood of consummation of the transaction contemplated by such offer) and the Person making such offer, to be more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of the Merger, and (e) contemplates a transaction that is reasonably capable of being consummated.

Tax.  “Tax” shall mean any federal, state, local, foreign or other tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return.  “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Triggering Event.  A “Triggering Event” shall be deemed to have occurred if: (a) the board of directors of the Company shall have failed to recommend that the Company’s stockholders vote to adopt the Agreement, or shall have withdrawn or modified in a manner adverse to Parent the Company Board Recommendation; (b) the Company shall have failed to include in the Prospectus/Proxy Statement, or shall have amended the Prospectus/Proxy Statement to exclude, the Company Board Recommendation; (c) the board of directors of the Company fails to reaffirm the Company Board Recommendation (publicly, if requested by Parent) within 10 business days after Parent requests in writing that it be reaffirmed (it being understood that after the first reaffirmation of the Company Board Recommendation by the board of directors of the Company pursuant to this clause “(c),” Parent shall not be entitled to request any additional reaffirmation of the Company Board Recommendation pursuant to this clause “(c)” unless (i) an Acquisition Proposal is disclosed, announced, commenced, submitted or made, or (ii) any other event or change in circumstances occurs or arises that could reasonably be expected to lead to a change in the Company Board Recommendation); (d) the board of directors of the Company shall have approved, endorsed or recommended any Acquisition Proposal; (e) the Company shall have entered into any letter of intent or similar document or any Contract contemplating any Acquisition Proposal; (f) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; or (g) any of the Acquired Corporations or any Representative of any of the Acquired Corporations shall have breached in any material respect or taken any action inconsistent in any material respect with any of the provisions set forth in Section 4.3.

Unaudited Interim Balance Sheet.  “Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2008, included in the Company’s Report on Form 10-Q for the fiscal quarter ended March 31, 2008, as filed with the SEC on May 9, 2008.

Willful Breach.  There shall be deemed to be a “Willful Breach” by Parent of a representation or warranty made by Parent only if : (i) such representation or warranty is material to the Company and was materially inaccurate when made by Parent; (ii) the material inaccuracy in such representation or warranty has a material adverse effect on the ability of Parent to consummate the Merger; (iii) the material inaccuracy in such representation or warranty shall not have been cured in all material respects; and (iv) when such representation or warranty was made by Parent, Parent’s chief financial officer or treasurer had actual knowledge that such representation or warranty was materially inaccurate and specifically intended to defraud the Company. There shall be deemed to be a “Willful Breach” by Parent of a covenant or obligation of Parent only if: (i) such covenant or obligation is material to the Company; (ii) Parent shall have materially and willfully breached such covenant or obligation; (iii) the breach of such covenant or obligation has a material adverse effect on the ability of Parent to consummate the Merger; (iv) the breach of such covenant or obligation shall not have been cured in all material respects; and (v) Parent’s chief financial officer or treasurer had actual knowledge, at the time of Parent’s breach of such covenant or obligation, (A) that Parent was breaching such covenant or obligation and (B) of the consequences of such breach under the Agreement.

Annex B

FORM OF VOTING AGREEMENT

This Voting Agreement (“Agreement”) is entered into as of July 21, 2008, by and between Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of Foundry Networks, Inc., a Delaware corporation (the “Company”).

Recitals

A.  Stockholder Owns certain securities of the Company.

B. Parent, Falcon Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”) which provides (subject to the conditions set forth therein) for the merger of Merger Sub into the Company (the “Merger”).

C. In the Merger, each outstanding share of common stock of the Company is to be converted into the right to receive the consideration set forth in the Merger Agreement.

D. Stockholder is entering into this Agreement in order to induce Parent to enter into the Merger Agreement.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.  Certain Definitions

For purposes of this Agreement:

(a) “Company Common Stock” shall mean the common stock, par value $0.0001 per share, of the Company.

(b) Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

(c) “Specified Period” shall mean the period commencing on the date of this Agreement and ending on the Termination Date.

(d) “Subject Securities” shall mean: (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires Ownership during the Specified Period; provided, that any Subject Securities transferred as permitted in Section 2.3 shall from and after such transfer cease to be Subject Securities of Stockholder (but shall thereafter be “Subject Securities” under the similar Voting Agreement entered into by the transferee of such securities).

(e) “Termination Date” shall mean the earliest of (i) the date upon which the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, (iii) the date upon which the parties hereto agree in writing to terminate this Agreement; or (iv) any amendment to the Merger Agreement that results in a decrease in the “Merger Consideration” as set forth in the Merger Agreement (which shall be deemed to exclude any change in the proportionate form of consideration (between cash and shares of Parent Common Stock) to be paid and issued by Parent in the Merger that is intended to maintain the aggregate value of the Merger Consideration, calculated at the time of such amendment); provided, however, that if at or prior to the time the Termination Date would otherwise occur, Parent and Stockholder enter into any amendment or extension of this Agreement that extends the Termination Date to a later date, the “Termination Date” shall not be deemed to have occurred until the date designated as the Termination Date in such amendment or extension.

(f) A Person shall be deemed to have a effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than Parent (provided that the exercise by Stockholder of any Company Option held by Stockholder shall not be deemed a Transfer hereunder); or (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Parent.

(g) Capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement.

Section 2.  Transfer of Subject Securities and Voting Rights

2.1  Restriction on Transfer of Subject Securities.  Subject to Section 2.3, during the Specified Period, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected.

2.2  Restriction on Transfer of Voting Rights.  During the Specified Period, Stockholder shall not: (a) deposit any Subject Securities into a voting trust; or (b) grant a proxy or enter into a voting agreement or similar agreement (other than this Agreement) with respect to any of the Subject Securities, in each case in a manner which would or would reasonably be expected to (i) prevent or materially hinder the ability of Stockholder to perform any of Stockholder’s obligations hereunder, (ii) limit or reduce any of the rights of Parent hereunder or (iii) be inconsistent with any of the terms of this Agreement.

2.3  Permitted Transfers.  Section 2.1 shall not prohibit a transfer of Subject Securities by Stockholder (a) to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, (b) upon the death of Stockholder, (c) in connection with or for the purpose of personal tax-planning or (d) to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended; provided, however, that a transfer referred to in this Section 2.3 shall be permitted only if, as a precondition to such transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement.

Section 3.  Voting of Shares; Proxy;

3.1  Voting Covenant.  Stockholder hereby agrees that, during the Specified Period, at any meeting of the stockholders of the Company, however called, and in any written action by consent of stockholders of the Company, unless otherwise directed in writing by Parent and to the extent not voted by the Person(s) appointed pursuant to Section 3.2 hereof, Stockholder shall vote all shares of Company Common Stock owned of record by Stockholder and all other Subject Securities (to the fullest extent of the Stockholder’s right to do so):

(a) in favor of the adoption of the Merger Agreement, in favor of the Merger and in favor of any other action reasonably necessary to facilitate the Merger; and

(b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; and (B) any Acquisition Proposal (including any Superior Offer) and any other action that is intended, or that would reasonably be expected, to impede, interfere with, discourage, frustrate, delay, postpone, prevent or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

During the Specified Period, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a)” or clause “(b)” of the preceding sentence. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall limit or restrict Stockholder from (i) acting in Stockholder’s capacity as a director or officer of the Company; or (ii) voting in Stockholder’s sole discretion on any matter other than the matters referred to in this Section 3.1.

3.2  Proxy.

(a) Contemporaneously with the execution of this Agreement: (i) Stockholder shall deliver to Parent a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law

(at all times prior to the Termination Date) with respect to the shares referred to therein (the “Proxy”); and (ii) if applicable, Stockholder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Company Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by Stockholder.

(b) Stockholder hereby revokes any and all prior proxies or powers of attorney given by the Stockholder with respect to the voting of any Subject Securities inconsistent with the terms of Section 3.1 hereof and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of any Subject Securities inconsistent with the terms of Section 3.1 until after the Termination Date.

Section 4.  Waiver of Appraisal Rights

Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, with respect to any shares of Company Common Stock Owned by Stockholder, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger that Stockholder or any other Person who is the record owner of such shares of Company Common Stock Owned by Stockholder may have by virtue of any shares of such Company Common Stock; provided, however, that in the event that the Termination Date shall occur prior to the consummation of the Merger, such waiver shall be deemed rescinded in its entirety without any required action on the part of Stockholder.

Section 5.  No Solicitation

Stockholder agrees that, during the Specified Period, Stockholder shall not, without limiting the last sentence of Section 3.1, directly or indirectly, take or authorize to be taken any action that the Company is prohibited from taking or authorizing to be taken pursuant to Section 4.3 of the Merger Agreement.

Section 6.  Representations and Warranties of Stockholder

Stockholder hereby represents and warrants to Parent as follows as of the date hereof:

6.1  Authorization, etc.  Stockholder has all requisite power, capacity and authority to execute and deliver this Agreement and the Proxy and, with respect to the Subject Securities not transferred in accordance with Section 2.3 hereof, to grant the rights to Parent set forth herein and therein and to perform Stockholder’s obligations hereunder. This Agreement and the Proxy have been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

6.2  No Conflicts or Consents.

(a) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any Legal Requirement or Order applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is or may be bound or affected; or (ii) result in the creation of any encumbrance or restriction on any of the Subject Securities Owned by Stockholder, in each case except for any conflict, violation or encumbrance that would not, individually or in the aggregate, adversely affect Stockholder’s ability to exercise his, her or its voting power under Section 3.1 or grant the Proxy pursuant to Section 3.2 or otherwise grant to Parent the rights granted hereby.

(b) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not, require any approval or other Consent of any Person.

6.3  Title to Securities.  As of the date of this Agreement: (a) Stockholder holds of record (free and clear of any restrictions or other Encumbrances that would adversely affect Stockholder’s ability to exercise his, her or its voting power under Section 3.1, grant the Proxy pursuant to Section 3.2 or otherwise grant to Parent the rights granted hereby and comply with all of the terms hereof) the number of outstanding shares of Company Common Stock set forth under the heading “Shares Held of Record” on the signature page hereof; (b) Stockholder holds the options, restricted stock units, warrants and other rights to acquire shares of Company Common Stock set forth under the heading “Options and Other Rights” on the signature page hereof; (c) Stockholder owns beneficially and not of record (free and clear of any restrictions or other Encumbrances that would adversely affect Stockholder’s ability to exercise his, her or its voting power under Section 3.1, grant the Proxy pursuant to Section 3.2 or otherwise grant to Parent the rights granted hereby and comply with all of the terms hereof)the additional securities of the Company set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, restricted stock unit, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, restricted stock units, warrants and other rights set forth on the signature page hereof.

Section 7.  Miscellaneous

7.1  Stockholder Information.  Stockholder hereby agrees to permit Parent and Merger Sub to publish and disclose in the Form S-4 Registration Statement Stockholder’s identity and ownership of shares of Company Common Stock and a description of Stockholder’s obligations under this Agreement.

7.2  Further Assurances.  During the Specified Period, Stockholder shall execute and deliver such additional transfers, assignments, endorsements, proxies, consents and other instruments as Parent may reasonably request to carry out the purpose and further the intent of this Agreement.

7.3  Expenses.  All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

7.4  Notices.  Any notice or other communication required or permitted to be delivered to either party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when received at the address or facsimile telephone number set forth beneath the name of such party below (or at such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Stockholder:

at the address set forth on the signature page hereof; and

if to Parent:

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
Attn: General Counsel
Fax: (408) 333-5630

7.5  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

7.6  Entire Agreement.  This Agreement, the Proxy and any other documents referred to herein or delivered pursuant hereto constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto and are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

7.7  Assignment; Binding Effect.  Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and Stockholder’s heirs, estate, executors, successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2, Section 3 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Agreement is intended to confer on any Person (other than Parent and its successors and assigns) any rights or remedies of any nature.

7.8  Independence of Obligations.  The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of covenants or obligations of Stockholder under this Agreement. Nothing in this Agreement shall be construed as limiting any of the rights or remedies of Parent under the Merger Agreement or any of the rights or remedies of the Company or Parent or any of the obligations of Stockholder under any agreement between Stockholder and Parent or any certificate or instrument executed by Stockholder in favor of Parent; and nothing the Merger Agreement or in any other such agreement, certificate or instrument shall limit any of Stockholder’s obligations, or any of the rights or remedies of Parent, under this Agreement.

7.9  Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach or overtly threatened breach by Stockholder of any covenant or obligation contained in this Agreement, Parent shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or overtly threatened breach. Stockholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.9, and Stockholder irrevocably waives any right he or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.10  Non-Exclusivity.  The rights and remedies of Parent and the Stockholder under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

7.11  Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement each of the parties irrevocably and unconditionally consents and submits to the jurisdiction and venue of the Chancery Court of the State of Delaware.

(b) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY.

7.12  Counterparts; Electronic Transmission.  This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms of this Agreement.

7.13  Captions.  The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

7.14  Waiver.  No failure on the part of any party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party hereto shall not be deemed to have waived any claim available to such party arising out of this Agreement, or any power, right, privilege or remedy of such party under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.15  Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

[Remainder of page intentionally left blank.]

In Witness Whereof, Parent and Stockholder have caused this Agreement to be executed as of the date first written above.

Brocade Communications Systems, Inc.

By

Title

Stockholder

Signature

Printed Name

Address:

Facsimile:

Additional Securities
Shares Held of Record	Options and Other Rights	Beneficially Owned

Signature Page to Voting Agreement

Exhibit A
Form Of Irrevocable Proxy

The undersigned stockholder (the “Stockholder”) of Foundry Networks, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Tyler Wall, Tom MacMitchell and Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), and each of them, the attorneys and proxies of the Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the fullest extent of the Stockholder’s rights to do so) with respect to: (i) the outstanding shares of capital stock of the Company owned of record by the Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy; and (ii) any and all other shares of capital stock of the Company which the Stockholder may acquire of record on or after the date hereof. (The shares of the capital stock of the Company referred to in clauses “(i)” and “(ii)” of the immediately preceding sentence are collectively referred to as the “Shares.”) Upon the execution hereof, all prior proxies given by the Stockholder with respect to the voting of any Shares inconsistent with the terms of this proxy and Section 3.1 of the Voting Agreement (as defined below) are hereby revoked, and the Stockholder agrees that no subsequent proxies will be given with respect to the voting of any Shares inconsistent with the terms of this proxy and Section 3.1 of the Voting Agreement until after the Termination Date.

This proxy is irrevocable, is coupled with an interest and is granted in connection with, and as security for Stockholder’s performance under, the Voting Agreement, dated as of the date hereof, between Parent and the Stockholder (the “Voting Agreement”), and is granted in consideration of Parent entering into the Agreement and Plan of Merger, dated as of the date hereof, among Parent, Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Parent, and the Company (the “Merger Agreement”). This proxy will terminate on the Termination Date (as defined in the Voting Agreement). Capitalized terms used in this Proxy and not defined in this Proxy have the meanings set forth in the Voting Agreement.

Each of the attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the Termination Date at any meeting of the stockholders of the Company, however called, and in connection with any written action by consent of stockholders of the Company:

(e) in favor of the adoption of the Merger Agreement, in favor of the Merger and in favor of any other action reasonably necessary to facilitate the Merger; and

(f) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; and (B) any Acquisition Proposal (including any Superior Offer) and any other action that is intended, or that would reasonably be expected, to impede, interfere with, discourage, frustrate, delay, postpone, prevent or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

The Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

This proxy shall be binding upon the heirs, estate, executors, successors and assigns of the Stockholder (including any transferee of any of the Shares).

Any term or provision of this proxy that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this proxy or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this proxy is invalid or unenforceable, the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this proxy shall be valid and enforceable as so modified.

Stockholder

Signature

Number of shares of common stock of
the Company owned of record as of
the date of this proxy:

Dated: July   , 2008

Signature Page to Proxy

Annex C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

[Letterhead of Merrill Lynch]

July 21, 2008

Board of Directors
Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054

Members of the Board of Directors:

Foundry Networks, Inc., a Delaware corporation (the “Company”), Brocade Communications Systems, Inc., a Delaware corporation (the “Acquiror”), and Falcon Acquisition Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of the Acquiror (the “Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which the Acquisition Sub will be merged with the Company in a transaction (the “Merger”) in which each outstanding share of the Company’s common stock, par value $0.0001 per share (the “Company Shares”), other than Company Shares held in treasury or held by the Acquiror or any wholly-owned subsidiary of the Acquiror or as to which dissenter’s rights have been perfected, will be converted into the right to receive a combination of (a) 0.0907 of a share (the “Stock Consideration”) of the common stock of the Acquiror, par value $0.001 per share (the “Acquiror Shares”) and (b) $18.50 in cash (the “Cash Consideration,” and together with the Stock Consideration, the “Consideration”).

You have asked us whether, in our opinion, the Consideration is fair from a financial point of view to the holders of the Company Shares, other than the Acquiror and its affiliates.

In arriving at the opinion set forth below, we have, among other things:

(1)  Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

(2)  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, furnished to us by the Company and the Acquiror, respectively;

(3)  Conducted discussions with members of senior management of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

(4)  Reviewed the market prices and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)  Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)  Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(7)  Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

(8)  Reviewed the potential pro forma impact of the Merger;

(9)  Reviewed a draft dated July 20, 2008 of the Agreement; and

(10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

D-1

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information furnished to or discussed with us by the Company or the Acquiror we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s or the Acquirer’s management as to the expected future financial performance of the Company or the Acquiror, as the case may be. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services which is contingent upon the consummation of the Merger.

We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we or our affiliates may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares. In rendering this opinion, we express no view or opinion with respects to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Consideration. Our opinion has been authorized for issuance by the U.S. Fairness Opinion (and Valuation Letter) Committee of Merrill Lynch.

We are not expressing any opinion herein as to the prices at which the Company Shares or the Acquiror Shares will trade following the announcement or consummation of the Merger.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the holders of the Company Shares, other than the Acquiror and its affiliates.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

D-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors

Exculpation and Indemnification.

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit. Brocade’s certificate of incorporation and bylaws provide that a director will not be liable for monetary damages for breach of fiduciary duty to the fullest extent provided by DGCL as the same exists or as may hereafter be amended.

In addition, Section 145 of the DGCL permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right a corporation, the corporation is permitted to indemnify any of its directors, officers, employees or agents against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite the adjudication of liability. Brocade’s certificate of incorporation and bylaws provide for indemnification of directors, officers, employees or agents for any liability incurred in their official capacity to the fullest extent permissible under Delaware Law.

Brocade has entered into indemnification agreements with its executive officers, directors and certain significant employees containing provisions that are in some respects broader than the specific indemnification provisions contained in DGCL. These agreements provide, among other things, for indemnification of the executive officers, directors and certain significant employees in proceedings brought by third parties and in stockholder derivative suits. Each agreement also provides for advancement of expenses to the indemnified party.

Merger Agreement Provisions Relating to Foundry Directors and Officers.

Pursuant to the merger agreement, as of the effective time of the merger and for a period of six years thereafter, Brocade agreed to assume, to the fullest extent permitted by applicable law, the obligations of Foundry to indemnify former officers or directors of Foundry pursuant to indemnification agreements in effect on the date of the merger agreement and in accordance with the terms of Foundry’s certificate of incorporation and bylaws in effect immediately prior to the effective time of the merger.

Subject to certain limitations, Brocade agreed, for a period of six years after the effective time of the merger, to use all reasonable efforts to cause the surviving corporation to maintain directors’ and officers’ liability insurance for Foundry’s directors and officers as provided in the merger agreement. Subject to the limitations in the merger agreement, including but not limited to a maximum annual premium, such liability insurance will cover those persons covered by, and will be in an amount and scope at least as favorable as, Foundry’s existing directors’ and officers’ liability policy on the date of the merger agreement.

To the extent that any director or officer is entitled to indemnity or insurance coverage pursuant to the agreements, charter documents or insurance specified in the two paragraphs above, such persons are third-party beneficiaries of the merger agreement. If Brocade or Foundry consolidates or merges with another entity and is not the surviving entity in such transaction, or transfers all or substantially all of its properties and assets to any other person, then Brocade or Foundry, as applicable, will provide in such transaction that the surviving entity or successor will honor the obligation to provide such indemnity and insurance coverage.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of July 21, 2008, among Brocade Communications Systems, Inc., Falcon Acquisition Sub, Inc. and Foundry Networks, Inc. (included as Annex A to the proxy statement/prospectus)
3.1	Amended and Restated Certificate of Incorporation of Brocade Communications Systems, Inc. (incorporated by reference to Exhibit 3.1 from Brocade’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 28, 2007)
3.2	Amended and Restated Bylaws of Brocade Communications Systems, Inc. (incorporated by reference to Exhibit 3.1 from Brocade’s Current Report on Form 8-K as filed on February 22, 2008)
4.1	Form of Registrant’s Common Stock certificate (incorporated by reference to Exhibit 4.1 from Brocade’s Registration Statement on Form S-1 (Reg. No. 333-74711), as amended)
4.2	Form of Convertible Senior Debt Indenture†
4.3	Form of Convertible Subordinated Debt Indenture†
5.1	Opinion of Cooley Godward Kronish LLP as to the issuance of shares of Brocade common stock in connection with the merger
9.1	Form of Voting Agreement (included as Annex B to the proxy statement/prospectus)
10.1	Commitment Letter with Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC and Morgan Stanley Senior Funding, Inc., dated as of July 21, 2008 (incorporated by reference to Exhibit 99.1 from Brocade’s Current Report on Form 8-K as filed on August 14, 2008)
21.1	Subsidiaries (incorporated by reference to Exhibit 21.1 from Brocade’s Annual Report on Form 10-K for the fiscal year ended October 27, 2007)
23.1	Consent of KPMG LLP, independent registered public accounting firm, with respect to Brocade Communications Systems, Inc.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm, with respect to Foundry Networks, Inc.
23.3	Consent of Cooley Godward Kronish LLP (set forth in Exhibit 5.1)
24.1	Power of Attorney†
99.1	Form of Foundry Proxy Card
99.2	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

†	previously filed

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request;

(5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) (A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Act if, in the aggregate, the changes in amount and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(B) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(7) (A) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(B) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

(i) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on September 22, 2008.

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Michael Klayko
Michael Klayko
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Klayko Michael Klayko	Chief Executive Officer (Principal Executive Officer and Director)	September 22, 2008

/s/ Richard Deranleau Richard Deranleau	Chief Financial Officer and Vice President, Finance (Principal Financial and Accounting Officer)	September 22, 2008

* David L. House	Chairman of the Board of Directors	September 22, 2008

* L. William Krause	Director	September 22, 2008

* Glenn Jones	Director	September 22, 2008

Michael J. Rose	Director

* Sanjay Vaswani	Director	September 22, 2008

* Renato DiPentima	Director	September 22, 2008

* John Gerdelman	Director	September 22, 2008

*By:	/s/ Richard Deranteau
Richard Deranteau
Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of July 21, 2008, among Brocade Communications Systems, Inc., Falcon Acquisition Sub, Inc. and Foundry Networks, Inc. (included as Annex A to the proxy statement/prospectus)
3.1	Amended and Restated Certificate of Incorporation of Brocade Communications Systems, Inc. (incorporated by reference to Exhibit 3.1 from Brocade’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 28, 2007)
3.2	Amended and Restated Bylaws of Brocade Communications Systems, Inc. (incorporated by reference to Exhibit 3.1 from Brocade’s Current Report on Form 8-K as filed on February 22, 2008)
4.1	Form of Registrant’s Common Stock certificate (incorporated by reference to Exhibit 4.1 from Brocade’s Registration Statement on Form S-1 (Reg. No. 333-74711), as amended)
4.2	Form of Convertible Senior Debt Indenture†
4.3	Form of Convertible Subordinated Debt Indenture†
5.1	Opinion of Cooley Godward Kronish LLP as to the issuance of shares of Brocade common stock in connection with the merger
9.1	Form of Voting Agreement (included as Annex B to the proxy statement/prospectus)
10.1	Commitment Letter with Bank of America, N.A., Banc of America Securities LLC, Banc of America Bridge LLC and Morgan Stanley Senior Funding, Inc., dated as of July 21, 2008 (incorporated by reference to Exhibit 99.1 from Brocade’s Current Report on Form 8-K as filed on August 14, 2008)
21.1	Subsidiaries (incorporated by reference to Exhibit 21.1 from Brocade’s Annual Report on Form 10-K for the fiscal year ended October 27, 2007)
23.1	Consent of KPMG LLP, independent registered public accounting firm, with respect to Brocade Communications Systems, Inc.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm, with respect to Foundry Networks, Inc.
23.3	Consent of Cooley Godward Kronish LLP (set forth in Exhibit 5.1)
24.1	Power of Attorney†
99.1	Form of Foundry Proxy Card
99.2	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

†	previously filed